Exhibit 99.1

GENMAB 2024 ANNUAL REPORT

Our Reporting Suite

●	2024 Corporate Governance Report
●	2024 Compensation Report

Our Corporate Governance and Compensation Reports for 2024 can be found on our website Genmab.com.

*The Sustainability Statements are part of Management’s Review

Our 2030 Vision

By 2030, our KYSO (knock-your-socks-off) antibody medicines® are fundamentally transforming the lives of people with cancer and other serious diseases.

GENMAB 2024 ANNUAL REPORT

Our Core Purpose, Supporting Our 2030 Vision

Our unstoppable team will improve the lives of patients through innovative and differentiated antibody therapeutics.

25 Years of Innovation

1999 – 2009

●	Genmab founded
●	Nasdaq Copenhagen A/S (Nasdaq Copenhagen) Initial Public Offering (IPO)
●	First partnership (F. Hoffmann-La Roche AG (Roche))
●	Ofatumumab program announced
●	Daratumumab selected
●	Arzerra®1 (ofatumumab) first approval

2010 – 2020

●	DuoBody® technology platform announced
●	Collaboration with Seagen Inc. (Seagen)
●	DuoBody research and license agreement with Johnson & Johnson (J&J, legal entity Janssen Biotech, Inc.)
●	Daratumumab agreement with J&J
●	HexaBody® technology platform announced
●	DARZALEX®2 (daratumumab) approval and launch
●	BioNTech SE (BioNTech) partnership
●	U.S. IPO under Nasdaq Global Select Market; dual listed as GMAB
●	Japan Operations established under Genmab K.K.
●	AbbVie Inc. (AbbVie) partnership
●	DARZALEX FASPRO®2 (daratumumab and hyaluronidase fihj) approval and launch
●	Kesimpta®3 (ofatumumab) approval and launch
●	TEPEZZA®4 (teprotumumab) approval and launch

2021 – 2024

●	Tivdak®5 (tisotumab vedotin-tftv) approval and launch
●	DuoBody-based bispecifics RYBREVANT®2 (amivantamab), TECVAYLI®2 (teclistamab) and TALVEY®2 (talquetamab) approval and launch
●	DuoBody-based bispecific EPKINLY®6 (epcoritamab-bysp)/TEPKINLY®6 (epcoritamab) approval and launch
●	argenx SE (argenx) partnership
●	ProfoundBio Inc. (ProfoundBio) acquisition, including rinatabart sesutecan (Rina-S™)
●	Genmab assumes full ownership of acasunlimab
●	Rina-S and acasunlimab move into Phase 3 development

1. Developed and commercialized by GlaxoSmithKline (GSK); 2. Developed and commercialized by J&J; 3. Developed and commercialized by Novartis AG (Novartis); 4. Developed and commercialized by Amgen Inc. (Amgen); 5. Co-developed and commercialized with Pfizer Inc. (Pfizer); 6. Co-developed and commercialized with AbbVie

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Chair’s Statement

Dear Shareholder,

For 25 years, Genmab has pioneered antibody-based medicines to fundamentally transform the lives of people with cancer and other serious diseases. We take pride looking back at the great leaps we have made globally and within the foundations of Genmab; however, our focus remains steadfast on the future. Our progress has led us here: over 2,700 team members across five countries, eight antibody-based medicines having an impact on patients’ lives, and two wholly owned assets now in late-stage development.

GENMAB’S EVOLUTION

Founded in 1999, Genmab celebrated its 25th anniversary in 2024, and the year gave all of us at Genmab much to celebrate. Twenty-five years of scientific progress have had an impact on the lives of patients and have inspired us to continue on our path of becoming a fully integrated biotech. This year, Genmab successfully acquired ProfoundBio. In addition to gaining worldwide rights to three clinical candidates and novel antibody-drug conjugate (ADC) platforms, the acquisition is representative of our long-term growth potential. We welcomed talented new colleagues to our Research & Development (R&D) team, and accelerated the clinical development for Rina-S, a wholly owned asset now in Phase 3 clinical development.

Sustainability and social responsibility are fundamental to the way we work at Genmab. This Annual Report also marks the first year for Genmab incorporating our Environmental, Social and Governance (ESG) disclosures in compliance with the European Union’s (EU) Corporate Sustainability Reporting Directive (CSRD). Our first double materiality assessment (DMA) and its outcome supported the development of our first impacts, risks and opportunities that guided our future sustainability strategy. We remain committed to ensuring our actions benefit our stakeholders and society and that our Corporate Social Responsibility (CSR) practices are integrated as a core part of our business. In 2024, 800 Genmab employees completed 4,037 service hours to make a difference in the lives of patients and their families, our communities and the environment.

EXPERIENCED LEADERSHIP

Our future looks promising under our expanded leadership. In 2024, we had two additions to our Executive Committee: Rayne Waller as Chief Technical Operations Officer, and Brad Bailey as Chief Commercial Officer. Rayne Waller joined Genmab to further solidify and strengthen our technical operations and lead all the manufacturing and supply chain capabilities of our proprietary programs through preclinical, clinical and commercial stages. Brad Bailey, previously Genmab’s Senior Vice President and U.S. General Manager, expanded his role to lead the direction, planning, and execution of Genmab’s global commercial strategies as we expand beyond our two priority markets of the U.S. and Japan. These new additions strengthen our commitment to a bold future for our diverse and innovative mid- to late-stage clinical programs.

In 2024, our Board of Directors (Board) continued to provide governance, guidance, and dedicated leadership. Comprised of experts in their fields, the Board has supported organizational growth initiatives, driven global change, and contributed value across Genmab.

On behalf of the Board, I would like to thank Genmab’s dedicated team members, Chief Executive Officer Jan van de Winkel and the entire global leadership team for their inspiration and extraordinary leadership as well as our shareholders for your continued support.

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Sincerely,

Deirdre P. Connelly
Board Chair

Letter from the CEO

Dear Shareholder,

As I reflect on 2024, I am proud to share a year of remarkable progress and strategic achievement at Genmab. This year has reinforced our commitment to transforming the lives of people with cancer and other serious diseases through groundbreaking antibody-based medicines. Our advances across research, development, and commercialization activities reflect the strength of our vision, our team, and our unwavering focus on delivering value for patients and stakeholders alike.

Strategic Growth and Innovation

This year, we achieved several key milestones that drive us closer to our 2030 Vision of being a fully integrated biotech innovation powerhouse. Central to this was our acquisition of ProfoundBio, completed in May, which significantly enhanced our long-term growth potential and brought assets such as Rina-S into our pipeline. Rina-S, a next-generation ADC with best-in-class potential, entered Phase 3 development this year.

We also assumed sole responsibility for the continued development and potential commercialization of acasunlimab, underscoring our commitment to building a robust pipeline of wholly owned, late-stage programs. These advancements are supported by a growing portfolio of proprietary technologies, including the novel ADC technology platforms we acquired with ProfoundBio, and our validated DuoBody platform, which underpins our success with innovative bispecific antibodies.

Transforming Science into Medicine

This year, we carefully evaluated our investments with a focus on portfolio prioritization, and we evaluated our clinical pipeline to ensure we are investing our resources in the best and most effective way possible. This strategic prioritization means we are very focused on maximizing the potential of turning science into medicine through our Phase 3 programs, EPKINLY, Rina-S and acasunlimab. After a thorough assessment, we also decided to terminate some early-stage clinical programs that did not meet our criteria for potential KYSO® antibody-based medicines. And we decided not to pursue a Phase 3 program for Tivdak in second line plus head and neck cancer.

This year we are pleased that our commercialized medicines reached significant achievements:

●	EPKINLY became the first and only subcutaneous (SC) bispecific antibody approved to treat both relapsed or refractory follicular lymphoma (FL) and diffuse large B-cell lymphoma (DLBCL) in the U.S. and Europe. Strong launches in Japan and other key markets have exceeded expectations.
●	Tivdak, our tissue factor (TF)-directed ADC, received full U.S. Food and Drug Administration (U.S. FDA) approval based on data demonstrating significant overall survival benefits for patients with recurrent or metastatic cervical cancer.

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A Strong Financial Foundation TO ENABLE OUR EVOLUTION

Our financial performance this year has been a testament to the strength of our strategy. Recurring revenues grew significantly, driven by royalties from our collaborations and sales of EPKINLY and Tivdak, both of which delivered robust sales in 2024. This growth reinforces our financial position and enables continued investment based on our strategic prioritization efforts, which include our late-stage clinical programs and commercialization capabilities. This focused approach enables us to realize our vision and capitalize on significant growth opportunities ahead.

Genmab’s 25th anniversary also marked the beginning of a new era of opportunity as our company leverages the full potential of our late-stage clinical programs, the potential of the acquisition of ProfoundBio and continues to build on our existing cutting-edge antibody research and development to fulfill our mid- to long-term growth as a fully integrated biotech innovation powerhouse.

Acknowledgments and Outlook

These accomplishments and our progress would not have been possible without the dedication of our exceptional team, the collaboration of our partners, and the trust of our shareholders. I want to express my deepest gratitude to all who have contributed to our success this year.

We are excited about the opportunities that lie ahead as we continue to evolve into a fully integrated biotech. With a strong foundation, an exceptional team, and a strong pipeline of innovative antibody medicines and investigational medicines, Genmab is well-positioned to deliver on our vision to have an impact on the lives of patients around the world.

Thank you for your continued confidence and support. Together, we will continue to drive forward and reach our inspirational 2030 vision.

Sincerely yours,

Jan van de Winkel, Ph.D.

President & CEO

2024 at a Glance

Operational

●	EPKINLY/TEPKINLY became the first and only SC bispecific antibody approved in both the U.S. and Europe to treat both relapsed or refractory FL and relapsed or refractory DLBCL after two or more lines of systemic therapy
●	Acquisition of ProfoundBio, granting Genmab worldwide rights to multiple candidates in development (including Rina-S) plus ProfoundBio’s novel ADC technology platforms
●	Genmab submitted a supplemental Japan New Drug Application (J-NDA) to the Ministry of Health, Labour and Welfare (MHLW) for SC EPKINLY for the treatment of relapsed or refractory FL after two or more lines of systemic therapy
●	Tivdak received full U.S. FDA approval to treat recurrent or metastatic cervical cancer
●	Genmab submitted a J-NDA to the MHLW for Tivdak for the treatment of advanced or recurrent cervical cancer

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●	Genmab assumed sole responsibility for the continued development and potential commercialization of acasunlimab
●	Two Genmab wholly owned programs, Rina-S and acasunlimab, moved into Phase 3 development
●	Multiple programs entered clinical-stage development including GEN1059 (BNT314, DuoBody-EpCAMx4-1BB), GEN1055 (BNT315, HexaBody-OX40), GEN1057 (DuoBody-FAPαxDR4) and GEN1286 (EGFRxcMET ADC)
●	Additional regulatory approvals for J&J therapies DARZALEX FASPRO and RYBREVANT
●	Approval of Amgen’s TEPEZZA in Japan for the treatment of active thyroid eye disease (TED)
●	Continued development of Genmab’s broader organizational infrastructure with the addition of over 600 new colleagues

Financial

●	DKK 99B
o	2024 year-end market cap
●	DKK 21,526M
o	2024 revenue
●	DKK 13,838M
o	2024 operating expenses, 72% invested in R&D
●	Liquidity and Capital Resources
o	Marketable securities – DKK 11,243M
o	Cash and cash equivalents – DKK 9,858M
o	Shareholders’ equity – DKK 36,697M

* 2020 Operating Profit impacted by one-time AbbVie upfront payment.

Sustainability

●	Completed first DMA in accordance with CSRD
●	First year integrating our sustainability statements into Genmab’s Annual Report
●	Environmental
o	Set first long-term emission reduction target for Scope 1 & 2 emissions
o	Achieved 77% renewable electricity across all sites
o	Established formalized processes governing supplier engagement on climate change
●	Social

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o	Exceeded life sciences industry benchmark for favorability and participation rate for Global Employee Engagement Survey
o	Zero workplace injuries
o	100% of eligible team members with access to year-end performance process
o	Training available to all team members at varying degrees
●	Governance
o	Code of Conduct applies to all Genmab team members

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Consolidated Key Figures

(DKK million)
Income Statement	2020	2021	2022	2023	2024
Revenue	10,088	8,417	14,505	16,474	21,526
Cost of product sales	-	-	-	(226)	(985)
Research and development expenses	(3,137)	(4,181)	(5,562)	(7,630)	(9,748)
Selling, general and administrative expenses	(661)	(1,283)	(2,676)	(3,297)	(3,790)
Acquisition and integration related charges	-	-	-	-	(300)
Total costs and operating expenses	(3,798)	(5,464)	(8,238)	(11,153)	(14,823)
Operating profit	6,290	2,953	6,267	5,321	6,703
Net financial items	(409)	965	678	316	2,461
Net profit	4,740	2,957	5,452	4,352	7,844

Balance Sheet
Total non-current assets	2,352	1,891	1,901	2,150	17,957
Marketable securities	8,819	10,381	12,431	13,268	11,243
Cash and cash equivalents	7,260	8,957	9,893	14,867	9,858
Total assets	21,105	24,538	30,119	35,289	45,811
Share capital	66	66	66	66	66
Shareholders' equity	19,083	22,107	27,282	31,610	36,697

Cash Flow Statement
Cash flow from operating activities	6,433	2,228	3,912	7,380	7,771
Cash flow from investing activities	(2,351)	(961)	(2,761)	(1,282)	(9,907)
Cash flow from financing activities	71	(420)	(789)	(606)	(3,919)
Investments in intangible assets	-	-	-	(10)	(117)
Investments in tangible assets	(307)	(252)	(317)	(366)	(187)

Financial Ratios and Other Information
Basic net profit per share	72.72	45.22	83.38	66.64	122.21
Diluted net profit per share	71.94	44.77	82.59	66.02	121.36
Year-end share market price	2,463.00	2,630.00	2,941.00	2,155.00	1,492.50
Price / book value	8.52	7.85	7.11	4.50	2.68
Shareholders' equity per share	289.14	334.95	413.36	478.94	556.02
Equity ratio	90%	90%	91%	90%	80%
Shares outstanding	65,545,748	65,718,456	65,961,573	66,074,535	66,187,186
Average number of employees (FTE)*	656	1,022	1,460	2,011	2,535
Number of employees (FTE) at year-end	781	1,212	1,660	2,204	2,682

* Full-time equivalent (FTE) or team member

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2025 Outlook

2025 Outlook is presented in USD as management has determined it is appropriate to change the functional currency of Genmab A/S and the presentation currency to USD effective January 1, 2025. Refer to note 5.8 for additional details regarding the change in functional and presentation currency.

(USD millions)	2024 Actual Result	2025 Guidance	2025 Guidance Mid-Point	2024 Growth %	2025 Growth %*
Revenue	3,124	3,340 - 3,660	3,500	31%	12%
Royalties	2,518	2,785 - 3,015	2,900	27%	15%
Net product sales/Collaboration revenue**	316	415 - 460	438	199%	39%
Milestones/Reimbursement revenue	290	140 - 185	162	-2%	-44%
Gross profit	2,981	3,120 - 3,420	3,270	26%	10%
Operating expenses	(2,008)	(2,055) - (2,225)	(2,140)	27%	7%
Operating profit	973	895 - 1,365	1,130	26%	16%

*Mid-point of guidance range

**Net product sales and collaboration revenue consists of EPKINLY net product sales in the U.S. and Japan, and Tivdak (Genmab's share of gross profits).

Revenue

Genmab expects its 2025 revenue to be in the range of USD 3.3 – 3.7 billion, compared to USD 3.1 billion in 2024.

Genmab’s projected revenue growth for 2025 is driven by higher royalties, net product sales and collaboration revenue. Royalty growth relates mainly to DARZALEX and Kesimpta net sales growth. Net product sales and collaboration revenue growth is driven by strong performance for both EPKINLY and Tivdak. Net product sales and collaboration revenue consists of EPKINLY net product sales in the U.S. and Japan, and Tivdak (50% gross profit share).

Genmab’s projected revenue for 2025 primarily consists of DARZALEX royalties of approximately USD 2.2 billion at the midpoint. Such royalties are based on estimated DARZALEX 2025 net sales of USD 12.6 – 13.4 billion compared to actual net sales in 2024 of USD 11.7 billion. DARZALEX royalties are partly offset by Genmab’s share of J&J’s royalty payments to Halozyme Therapeutics, Inc. (Halozyme) in connection with SC net sales as well as royalty reduction in countries and territories where there is no Genmab patent coverage.

The remainder of Genmab’s revenue consists of royalties from Kesimpta, TEPEZZA, RYBREVANT, TECVAYLI, TALVEY and TEPKINLY, net product sales and collaboration revenue from EPKINLY and Tivdak, reimbursement revenue and milestones.

Operating Expenses

Genmab anticipates its 2025 operating expenses to be in the range of USD 2.1 – 2.2 billion, compared to USD 2.0 billion in 2024. The increase in operating expenses is primarily related to investments in late-stage programs and launch readiness in key markets.

Operating Profit

Genmab expects its 2025 operating profit to be in the range of USD 0.9 – 1.4 billion, compared to USD ~1.0 billion.

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Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to: the achievement of certain milestones associated with Genmab’s collaboration agreements; the timing and variation of development activities (including activities carried out by Genmab’s collaboration partners) and related income and costs; DARZALEX, DARZALEX FASPRO, Kesimpta, TEPEZZA, RYBREVANT, TECVAYLI, TALVEY and TEPKINLY net sales and royalties paid to Genmab; changing rates of inflation; and currency exchange rates (the 2025 guidance assumes a USD / DKK exchange rate of 7.2). The financial guidance assumes that no significant new agreements are entered into during 2025 that could materially affect the results.

The factors discussed above, as well as other factors that are currently unforeseeable, may result in further material adverse impacts on Genmab’s business and financial performance, including unfavorable impacts on the sales of Tivdak and EPKINLY/TEPKINLY, and on the net sales of DARZALEX, Kesimpta, TEPEZZA, RYBREVANT, TECVAYLI, and TALVEY by Genmab’s collaboration partners and on Genmab’s royalties, collaboration revenue and milestone revenue therefrom.

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Our Strategy
Business Strategy	Priorities in 2024	Priorities for 2025	Related Risk
Build a profitable and successful biotech ● Maintain a flexible and capital-efficient model ● Maximize relationships with partners ● Retain ownership of select products

Invest in our people and culture

●
Further scale organization aligned with
differentiated antibody product portfolio
growth and future launches

Become a leading integrated biotech innovation powerhouse

●
Use solid financial base to grow and broaden antibody product and technology portfolio
		Focus investments to optimize and enable growth strategy	Please refer to the risks included in this Annual Report.
Focus on core competence ● Identify the best disease targets ● Develop unique first-in-class or best-in-class antibodies ● Develop next-generation technologies

Build world-class differentiated pipeline

●
Acasunlimab (GEN1046/BNT311, DuoBody-PD-L1x4-1BB)
o
Initiate Phase 3 study (2L NSCLC)
●
GEN1042 (DuoBody-CD40x4-1BB)1
o
Phase 2 data and determine next steps
●
Expand and advance proprietary
product portfolio
		Expand our pipeline through organic and inorganic opportunities	Please refer to the risks included in this Annual Report.
Turn science into medicine ● Create differentiated antibody therapeutics with significant commercial potential

Bring our own medicines to patients & expand our markets

●
EPKINLY[2]
o
Initiate three Phase 3 trials
o
Expand label to include relapsed/refractory FL
●
Tivdak[3]
o
Initiate Phase 3 study in head and neck
●
Execute successful launches and growth in key markets
		Advance mid-to-late-stage pipeline assets: epcoritamab, Rina-S, acasunlimab	Please refer to the risks included in this Annual Report.

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Sustainability Strategy	Priorities in 2024	Priorities for 2025	Related Risk

We are committed to embedding sustainability in our business operations with a focus on reducing our carbon footprint, upholding responsibility towards our people, patients and society while maintaining high standards of corporate governance

●
Continue to grow our commitment to being a sustainable and responsible company
●
Ensure that policies and procedures are implemented in alignment with ESG-related reporting requirements, while continuing to monitor the regulatory landscape
●
Collaborate internally to integrate ESG into our strategic planning, business operations and risk management processes
●
Continue to develop and deliver treatments to improve lives of patients
●
Minimize our carbon footprint and map our Greenhouse Gas (GHG) emissions
●
Promote the Company’s efforts to attract, retain, motivate and recognize diverse, world-class talent
●
Invest in Diversity, Equity and Inclusion processes and efforts, which is critical to our future growth

General

●
Advance sustainability commitments by integrating action plans around material impacts, risks and opportunities into our business operations
●
Launch sustainability awareness training for all team members

Environmental

●
Focus on the continuous update and execution of action plans to achieve near and long-term emission reduction targets

Social

●
Continue to pursue science and innovation with the potential to improve patients’ lives through our medicines and facilitate access to these medicines
●
Continue efforts to promote employee well-being & vitality
●
Maintain training and skills development opportunities for all team members
●
Support our future business needs by attracting, retaining, developing, recognizing and motivating a diverse and talented team

Governance

●
Reasonably ensure compliance with regulatory reporting requirements in a transparent manner
●
Ensure strong governance by engaging key stakeholders, including the Board and its Committees, CSR & Sustainability Committee, senior leaders, employees and suppliers

Please refer to the risks included in this Annual Report.

1. Co-development with BioNTech; 2. Co-development with AbbVie; 3. Co-development with Pfizer

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Who We Are

Our Core Values

In our quest to turn science into medicine, we use these guideposts to transform the future of cancer treatment:

●	Passion for innovation
●	Determination — being the best at what we do
●	Integrity — we do the right thing
●	We work as one team and respect each other

Genmab’s Growing Organization and Presence

●	Copenhagen, Denmark
o	Headquarters
o	Chemistry, Manufacturing and Controls (CMC) Operations
o	Development Operations
o	Quality Control (QC) Laboratory
o	Corporate Functions
●	Utrecht, The Netherlands
o	Discovery and Antibody Research
o	Translational and Quantitative Sciences
o	Development Operations
o	Corporate Functions
●	Princeton, U.S.
o	Translational and Quantitative Sciences
o	Development Operations
o	U.S. Market Operations
o	Corporate Functions
●	Tokyo, Japan
o	Development Operations
o	Japan Market Operations
●	Suzhou and Shanghai, China
o	Early-stage R&D
o	CMC Operations

Our Key Accomplishments

Each of our achievements stands as evidence of our unyielding determination, including:

●	Two Genmab co-owned medicines on the market: Tivdak with Pfizer and EPKINLY/TEPKINLY with AbbVie
●	Six additional medicines that were created by Genmab, or that leverage Genmab’s DuoBody technology, are being developed and marketed by global pharmaceutical and biotechnology companies
●	Late-stage pipeline with high potential: EPKINLY, Rina-S and acasunlimab
●	Suite of proprietary antibody technologies including bispecifics and ADC platform technologies fueling future innovations

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●	Robust clinical and preclinical pipeline fueling future growth
●	Over 45 Investigational New Drugs (IND) filed by Genmab and/or partners, based on Genmab’s innovations and technology, since 1999
●	Industry-leading team with antibody know-how, and expertise in R&D and commercial fields
●	Partnerships with industry leaders and innovators across the innovation ecosystem of pharma, biotech and academia
●	Partnership with ChatGPT to launch “AI Everywhere,” providing ChatGPT access to more than 2,000 colleagues
●	Solid financial foundation enabling our evolution to a fully integrated biotech
●	Building and expanding our capabilities with more than 2,700 team members across our international locations and through the acquisition of ProfoundBio in 2024

Business Model

At Genmab, we have built a profitable and successful biotech that creates value for our stakeholders.

Our Strengths and Differentiators

●	World-class antibody biology knowledge and insight into disease targets
●	Discovery and development engine with proprietary technologies that allow us to build a differentiated pipeline
●	In-house expertise with a solid track record of building successful strategic partnerships
●	Pipeline of potential best-in-class and/or first-in-class therapies
●	Experienced, diverse leadership team

Building a Fully Integrated Biotech Innovation Powerhouse

●	Team: deeply driven One Genmab team rooted in science and inspired by patients
●	Translational and precision medicine, data science and artificial intelligence (AI): key to accelerating development and ensuring the right therapies get to the right patients
●	Collaboration: reaches across the innovation ecosystem of pharma, biotech and academia, and drives our business forward
●	Strong financials: growing recurring revenues and prioritization and focused investments

Research: track record of success and investing for tomorrow

Development: scaling up capabilities to expand from early- to late-stage development

Technical Operations and Commercialization: the next step in our evolution

Enabling functions: supporting growth and managing risk

Value Chain

Genmab’s value chain is a comprehensive and integrated process that spans from early-stage R&D to the global commercialization of antibody-based therapies. Each step is designed to maximize innovation, ensure product quality, and optimize market reach, all while leveraging strategic partnerships to enhance efficiency and profitability.

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Below is a breakdown of the key components as well as the key stakeholders relevant to each value chain component:

1. Research and Discovery

Target Identification: The first step in Genmab’s value chain involves identifying disease-related targets, particularly in oncology. This includes research into the biological mechanisms underlying diseases and identifying targets that can be addressed with antibody therapies.

Antibody Engineering: Genmab employs its proprietary technologies, such as DuoBody, HexaBody and its ADC platforms, to engineer and develop novel antibodies. These technologies allow for the creation of bispecific antibodies (capable of targeting two different antigens), enhanced antibody functionality and ADCs (antibodies with potent cytotoxic agents coupled to them).

2. Preclinical Development

Preclinical Development: Genmab conducts extensive preclinical testing to evaluate the efficacy, safety, and potential of these antibodies before advancing them to clinical trials.

3. Clinical Development

Clinical Trials: Genmab advances its antibody candidates through various phases of clinical trials (Phase 1, 2, and 3). This involves testing the candidates in human patients to assess safety, dosage, and efficacy.

Strategic Partnerships: During clinical development, Genmab may decide to partner with pharmaceutical or biotechnology companies to co-develop and co-fund the trials. These partnerships help mitigate risk and share the costs of development.

4. Manufacturing

Process Development: Genmab focuses on developing scalable and efficient manufacturing processes for its antibody products. Genmab does not currently own or operate large-scale manufacturing facilities but works closely with contract manufacturing organizations (CMOs) and partners to ensure high-quality production.

QC: Ensuring the consistency, safety, and quality of our products is a key part of the manufacturing process. Genmab implements strict quality control measures throughout production.

5. Registration and Launch

Regulatory Approval: Following successful clinical trials, Genmab seeks regulatory approval from authorities like the European Medicines Agency (EMA) (Europe), the U.S. FDA (U.S.) and MHLW (Japan), and other regulatory bodies. This step is crucial for bringing the investigational medicine to market.

6. Commercialization

Marketing and Sales: Once a product receives regulatory approval, Genmab, often through a variety of arrangements, markets and sells the approved medicine. This step includes establishing market strategies

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including market access, engaging with payors, educating healthcare providers, and launching the product in various regions.

Distribution: Genmab collaborates with distribution networks, either through partners or on its own, to ensure the approved medicine reaches healthcare providers and patients in the approved jurisdictions.

Pharmacovigilance: After launch, Genmab monitors the product's performance in the market, collecting data on its safety and effectiveness in broader patient populations.

7. Partnerships and Alliances

Licensing: Genmab licenses its proprietary technologies (like the DuoBody and HexaBody platforms) to other biotech and pharmaceutical companies. This generates revenue through upfront payments, milestones, and royalties.

Business Development: Genmab’s Business Development team plays a crucial role in the value chain, particularly in bridging the gap between R&D and commercial success by identifying opportunities, helping form strategic alliances, and assisting in in-licensing and out-licensing business.

Co-Development: Genmab often enters into co-development agreements where the costs, risks, and profits are shared with partners. This collaboration is particularly important during clinical development and commercialization phases.

Strategic Alliances: Beyond traditional partnerships, Genmab engages in strategic alliances with research institutions and other biotech companies to access complementary technologies, expand its pipeline, and explore new therapeutic areas.

Refer to section SBM-2 in the sustainability statements for details of key stakeholders including a mapping to Genmab’s value chain.

Refer to the sustainability statements within this Annual Report for material topics identified as part of Genmab’s DMA. The visual maps the material topics to Genmab’s value chain. Refer to the Who We Are section for Genmab’s presence.

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Research and Development Capabilities

Inspired by Nature

At Genmab, we are inspired by nature and understand how antibodies work. We are deeply knowledgeable about antibody biology and our scientists harness this expertise to create and develop differentiated investigational antibody medicines. We utilize a sophisticated and highly automated process to efficiently generate, select, produce, and evaluate antibody-based products. Our teams have established a fully integrated R&D enterprise and streamlined process to coordinate the activities of antibody product discovery, preclinical testing, manufacturing, clinical trial design and execution, and regulatory submissions across Genmab’s international operations. We have expanded our scientific focus to use data science and artificial intelligence to aid in the discovery of new targets and biomarkers and bolster our in-depth precision medicine and translational laboratory capabilities. Through our expertise in antibody drug development, we pioneer technologies that allow us to create differentiated and potentially first-in-class or best-in-class investigational medicines with the potential to improve patients’ lives. Our antibody expertise has enabled us to create our cutting-edge technology platforms: DuoBody, HexaBody, DuoHexaBody® and HexElect®. With our acquisition of ProfoundBio we gained novel ADC technology platforms. Additional information about our technologies is available on Genmab’s website, www.genmab.com/antibody-science/antibody-technology-platforms.

Sustainable and State-of-the-Art Facilities

The Netherlands

Genmab’s presence in the Netherlands is composed of three buildings in the Utrecht area: The Genmab Research and Development Center (GRDC) and the Accelerator at the Utrecht Science Park and a Genmab office in nearby Zeist. Discovery and preclinical research is conducted at our GRDC and Accelerator facilities, which house state-of-the-art laboratories, including a new chemistry lab that opened at the GRDC in 2024. The GRDC was one of the first Building Research Establishment Environmental Assessment Method (BREEAM) Excellent laboratory buildings in the Netherlands. The Accelerator, a multi-tenant ultra-modern R&D facility, was opened in 2023, enabling our continued R&D growth trajectory. These three spaces are located in close proximity to other life science companies and a premier research university. They accommodate modern auditoriums, and innovative brainstorming and meeting rooms. They provide a bright, open, and collaborative atmosphere and enable the Genmab team to continue to innovate and find new ways to help patients.

Denmark

Denmark, with its rich history of scientific achievement and innovation, has been our home for Genmab's headquarters for 25 years. We are surrounded by a vibrant ecosystem of talent, with multiple biotech and pharma peers, academia and research centers, knowledge, and resources. Genmab opened our new headquarters in Valby, Denmark in 2023, a space designed specifically for Genmab. In addition, Genmab introduced our own Good Manufacturing Practice (GMP) QC laboratory in 2023. The new space insources certain business-critical processes and capabilities for our early clinical development. With our growing pipeline and commercial ambitions, we are taking control of processes, prioritization, people, and timing and taking another tremendous step toward becoming an end-to-end biotech innovation powerhouse.

United States

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Genmab opened our new U.S. facility in 2020. This space, modeled on the open and collaborative spirit of the R&D labs and offices in Utrecht and Zeist, includes both offices and laboratories. The U.S. precision medicine laboratories allow Genmab to expand our clinical and preclinical drug development expertise and are part of the strategic growth of the Company. As with our Utrecht facilities, our U.S. office and laboratories were designed and built with sustainability in mind and meet the requirements for Leadership in Energy and Environmental Design (LEED) Gold certification for sustainable design features.

Japan

Genmab’s Japan office is located in Roppongi, an international business district in the center of Tokyo. It offers an open and collaborative environment that fosters Genmab’s culture of innovation and teamwork.

China

As part of our acquisition of ProfoundBio, Genmab expanded our presence to our newest locations with state-of-the-art research and CMC capabilities in Suzhou, China.

As Genmab continues to grow our geographical footprint, we will endeavor to do so with minimal impact to the environment and with a focus on sustainable practices.

Bringing Our Own Innovative Medicines to Patients

We are creating lasting impact as we bring our medicines to more patients around the world.

We are making continuous progress in our ambition to become a fully-integrated, end-to-end biotech, which includes advancing the development of our fully owned medicines and delivering them to patients around the world.

Building on our legacy of innovation and our patient-first approach, we have successfully launched two therapies through partnerships. This year, we expanded the reach of these medicines to additional geographies and patient populations while also progressing the development of wholly-owned, late-stage investigational products.

Expanding the Potential of Bispecifics in Lymphoma

In June 2024, the U.S. FDA approved a second indication for EPKINLY (epcoritamab-bysp), specifically for the treatment of adults with relapsed or refractory FL after two or more lines of systemic therapy. With this approval, EPKINLY became the first and only T-cell engaging bispecific antibody administered subcutaneously approved in the U.S. to treat this patient population.

Subsequently in August 2024, epcoritamab, under the brand name TEPKINLY, became the first subcutaneous bispecific antibody approved as a monotherapy in the EU to treat relapsed or refractory FL after two or more lines of systemic therapy.

Additionally in September 2024, the U.S. FDA granted a second breakthrough therapy designation for EPKINLY in relapsed or refractory FL when administered in combination with rituximab and lenalidomide.

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In Japan, a supplemental J-NDA was submitted to the MHLW for EPKINLY for the treatment of patients with third line plus relapsed or refractory FL grade 1-3A.

Follicular lymphoma is the second most common form of non-Hodgkin’s lymphoma (NHL). It is considered incurable, and historically, patients may relapse or face a shortened duration of response with prior standards of care.

Since 2023, EPKINLY has received regulatory approvals in more than 50 countries. It was the first bispecific approved in the world with a dual indication in third line plus relapsed or refractory DLBCL and third line plus relapsed or refractory FL. In the U.S., it continues to be the only bispecific with this dual indication. In Japan, it remains the first and only T-cell engaging bispecific antibody administered subcutaneously approved for the treatment of adults with relapsed or refractory large B-cell lymphoma (LBCL) or grade 3B FL. EPKINLY/TEPKINLY is developed and commercialized in partnership with AbbVie.

Driving Progress in Cervical Cancer Care

Advanced cervical cancer remains a disease with high medical need. In the U.S., up to 16% of cervical cancer cases are diagnosed at the metastatic stage, and up to 61% of earlier-stage diagnoses progress to metastatic disease. Globally, cervical cancer is the fourth most common cause of cancer death in women.

In April 2024, the U.S. FDA approved the supplemental Biologics License Application (sBLA) granting approval for Tivdak (tisotumab vedotin-tftv), which we market in the U.S. in partnership with Pfizer. This U.S. FDA action converted the September 2021 accelerated approval of Tivdak to a full approval. Tivdak remains the first and only approved ADC for the treatment of patients with recurrent or metastatic cervical cancer in the U.S.

In Japan, the incidence and mortality rates for cervical cancer have been increasing, attributable in part to low vaccination rates for the human papillomavirus (HPV) (<5%) and regular checkups (40%). In April 2024, a J-NDA was submitted to the MHLW for Tivdak for the treatment of advanced or recurrent cervical cancer with disease progression after chemotherapy. Currently, patients whose disease progresses or recurs following initial treatment face limited options. If approved, Tivdak could provide renewed hope to the cervical cancer community.

Creating Community with CeMe™

The CeMe™ campaign in the U.S., created in partnership with Pfizer, builds community and a sense of belonging among those impacted by cervical cancer.

“After the treatment, I didn’t know what to do next,” said Anna Ogo. “That’s about when I found a community of women who had experienced cervical cancer like me, and they helped me tremendously. With their support, I began to find confidence in sharing my story.”

www.youtube.com/cemestories

Ensuring Rapid and Sustainable Access to Medicines

We are focused in our pursuit to turn innovative science into medicines that create value and deliver meaningful impact to patients and health systems.

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Ultimately, we positively impact the lives of people with cancer when our science becomes medicine, our medicine creates value, and the value of our medicine is realized by patients who can benefit. Patient access and affordability are key components of this.

Our Approach to Value, Access, and Pricing

●	Value: The value of our medicines is driven by our innovative science.
●	Access: Patient impact happens when our medicines reach the people who need them and help them live better.
●	Pricing: The price of our medicines reflects the innovation behind our science, its impact on patients, and our commitment to bringing that science to patients.

We aim to ensure that the price of our medicines allows patients, regardless of their socioeconomic or insurance status, to have timely access while considering the transformational potential of our science, its benefit to healthcare systems and society, and our ability to invest in the breakthrough science of the future.

At the same time, together with our partners, we work with local country regulatory and payer authorities in the U.S., Japan, and throughout Europe to facilitate registration and reimbursement to help enable patient access to our medicines around the world.

We recognize that true patient impact happens when our medicines reach the patients who need them. In the U.S., MyNavCare™ Patient Support by Genmab was created to offer support services to patients prescribed Genmab medicines to help them navigate each step of their unique treatment journey

MyNavCare

MyNavCare offers a range of resources and services, from financial assistance to ongoing support, to help patients access the Genmab medication they need.

Part of this can include ongoing support from Patient Engagement Liaisons – such as Ann Fodrey. During a hurricane in 2024, one of the patients Ann supports was impacted by the storm and the roof of his home was heavily damaged. Fodrey provided consistent support, checking in to make sure the patient, a retired military veteran, was able to safely get to his treatment and also connected him with a veteran’s organization that was able to install a temporary roof on his house.

“Every day we do small things like this. It doesn’t have to be pointing them to an organization that can provide the support they need. It could be connecting them with a peer-to-peer resource, so they have somebody that’s going through a similar experience – listening to them,” Fodrey said. “And that’s just as important.”

www.mynavcare.com

Antibody Discovery and Development

We are experts in antibody discovery and development. Our appreciation for, and understanding of, the power of the human immune system gives us a unique perspective on how to respond to the constant challenges of oncology drug development. We entered a new chapter in Genmab’s evolution with the commercialization and launch of our first medicine, Tivdak, co-owned with Pfizer, in 2021, and we successfully launched our second medicine, EPKINLY/TEPKINLY, in 2023 under our collaboration with

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AbbVie. As part of our transformation to a fully integrated biotech, at the end of 2024, we also had two wholly owned programs in Phase 3 development, Rina-S and acasunlimab.

Products and Technologies

Pipeline

At the end of 2024, Genmab’s proprietary pipeline of investigational medicines, where we are responsible for at least 50% of development, consisted of twelve antibody products in clinical development. These include Genmab’s approved medicines, Tivdak, developed and commercialized together with Pfizer, and EPKINLY/TEPKINLY, developed and commercialized together with AbbVie. In addition to our own pipeline, there are multiple investigational medicines in development by global pharmaceutical and biotechnology companies, including six approved medicines powered by Genmab’s technology and innovations. Beyond the investigational medicines in clinical development, our pipeline includes multiple preclinical programs. An overview of the development status of our approved medicines and of each of our investigational medicines is provided in the following sections. Detailed descriptions of dosing and efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (SEC). Additional information is available on Genmab’s website, www.genmab.com. The information accessible through our website is not part of and is not incorporated by reference herein.

Genmab’s Proprietary1 Products

Approved Medicines

Approved Product	Target	Developed By	Disease Indication(s)[2]
EPKINLY (epcoritamab-bysp, epcoritamab) TEPKINLY (epcoritamab)	CD3xCD20	Co-development Genmab/AbbVie

Approved in multiple territories including the U.S. and Europe for adult patients with relapsed or refractory DLBCL after two or more lines of systemic therapy and in Japan for adult patients with certain types of relapsed or refractory LBCL after two or more lines of systemic therapy

Approved in multiple territories including the U.S. and Europe for adult patients with relapsed or refractory FL after two or more lines of systemic therapy
Tivdak (tisotumab vedotin-tftv)	TF	Co-development Genmab/Pfizer	Approved in the U.S. for adult patients with recurrent/metastatic cervical cancer with disease progression on or after chemotherapy

1Approved and investigational medicines where Genmab has ≥50% ownership, in co-development with partners as indicated.
2Refer to local country prescribing information for precise indication and safety information.

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Pipeline, Including Further Development for Approved Medicines

1Genmab is developing HexaBody-CD38 in an exclusive worldwide license and option agreement with J&J.

CLL = chronic lymphocytic leukemia

In 2024, Genmab discontinued the GEN1047 (DuoBody-CD3xB7H4), GEN3017 (DuoBody-CD3xCD30) and GEN1056 (with BioNTech, BNT322) programs following a strategic re-evaluation of Genmab’s portfolio. For similar reasons, Genmab and BioNTech took the decision to discontinue the clinical development of GEN1053 (HexaBody-CD27, BNT313) including the Phase 1/2 clinical trial (NCT05435339) in solid tumors.

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Programs Incorporating Genmab’s Innovation and Technology1

Approved Medicines

Approved Product	Discovered and/or Developed & Marketed By	Disease Indication(s)[2]
DARZALEX (daratumumab)/DARZALEX FASPRO (daratumumab and hyaluronidase-fihj)	J&J (Royalties to Genmab on net global sales)	Multiple myeloma
Light-chain (AL) Amyloidosis
Kesimpta (ofatumumab)	Novartis (Royalties to Genmab on net global sales)	Relapsing multiple sclerosis (RMS)
TEPEZZA (teprotumumab-trbw)	Amgen (under sublicense from Roche, royalties to Genmab on net global sales)	TED
RYBREVANT (amivantamab/amivantamab-vmjw)	J&J (Royalties to Genmab on net global sales)	NSCLC
TECVAYLI (teclistamab/teclistamab-cqyv)	J&J (Royalties to Genmab on net global sales)	Relapsed and refractory multiple myeloma
TALVEY (talquetamab/talquetamab-tgvs)	J&J (Royalties to Genmab on net global sales)	Relapsed and refractory multiple myeloma

1Approved and investigational medicines created by Genmab or created by collaboration partners leveraging Genmab’s DuoBody technology platform, under development, and where relevant, commercialized by a third party.
2See local prescribing information for precise indication and safety information.

Pipeline, Including Further Development for Approved Medicines, ≥Phase 2 Development

1UltiMab transgenic mouse technology licensed from Medarex, Inc. (Medarex), a wholly owned subsidiary of Bristol-Myers Squibb.

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Genmab’s Proprietary Pipeline

Programs where Genmab has ≥50% ownership.

EPKINLY/TEPKINLY (epcoritamab)

First and only bispecific antibody approved in the U.S. and Europe to treat both relapsed or refractory FL and DLBCL after two or more lines of systemic therapy

●	SC bispecific antibody targeting CD3 and CD20 created using Genmab’s DuoBody technology platform
●	Epcoritamab (approved as EPKINLY and TEPKINLY) has received regulatory approvals in multiple territories including in the U.S. and Europe for adult patients with relapsed or refractory DLBCL after two or more lines of systemic therapy, and in Japan for adult patients with certain types of relapsed or refractory LBCL after two or more lines of systemic therapy
●	EPKINLY/TEPKINLY have also been approved in the U.S. and Europe for the treatment of adults with relapsed or refractory FL after two or more lines of systemic therapy. Regulatory submission for epcoritamab for this indication is currently under review in Japan
●	Multiple clinical trials are ongoing across different settings and histologies, including five Phase 3 trials, with more trials in planning
●	Co-developed and co-commercialized in collaboration with AbbVie

Epcoritamab is a proprietary bispecific antibody created using Genmab’s DuoBody technology platform. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically validated target on malignant B-cells. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of epcoritamab. Epcoritamab is marketed as EPKINLY in the U.S., Japan, and other regions, and as TEPKINLY in Europe and other regions. See local prescribing information for specific indications and safety information. In 2020, Genmab entered into a collaboration agreement with AbbVie to jointly develop and commercialize epcoritamab. The companies share commercialization responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab records sales in the U.S. and Japan and receives tiered royalties between 22% and 26% on remaining global sales outside of these territories, subject to certain royalty reductions. The companies have a broad clinical development program for epcoritamab including five ongoing Phase 3 trials and additional trials in planning. Please refer to Note 5.6 of the financial statements for further details regarding the epcoritamab collaboration with AbbVie. Please consult the U.S. Prescribing Information for EPKINLY and the European Summary of Product Characteristics for TEPKINLY for the labeled indication and safety information.

FOURTH QUARTER UPDATE

●	December: Multiple presentations at the 66th American Society of Hematology (ASH) Annual Meeting, including four oral presentations. Data from the EPCORE® CLL-1 trial of epcoritamab monotherapy in patients with relapsed or refractory CLL was selected for presentation during the prestigious ASH Annual Meeting Press Program.

UPDATES FROM FIRST QUARTER TO THIRD QUARTER

●	September: The U.S. FDA granted a Breakthrough Therapy Designation (BTD) for epcoritamab in combination with rituximab and lenalidomide for the treatment of adult patients with relapsed or refractory FL after at least one line of systemic therapy. This is the second BTD granted for epcoritamab.

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●	August: The European Commission (EC) granted conditional marketing authorization for TEPKINLY (epcoritamab) as a monotherapy for the treatment of adult patients with relapsed or refractory FL after two or more lines of systemic therapy. The conditional marketing authorization was supported by data from the FL cohort of the EPCORE NHL-1 trial (NCT03625037).
●	June: The U.S. FDA approved EPKINLY (epcoritamab-bysp) for the treatment of adult patients with relapsed or refractory FL after two or more lines of systemic therapy. The approval was supported by data from the FL cohort of the EPCORE NHL-1 trial.
●	June: The EMA’s Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion recommending the granting of conditional marketing authorization of epcoritamab for the treatment of adult patients with relapsed or refractory FL after two or more lines of systemic therapy.
●	June: Multiple data presentations were featured at the 2024 American Society of Clinical Oncology (ASCO) Annual Meeting including two rapid oral presentations. These presentations included data from the pivotal and cycle 1 dose optimization FL cohorts of the EPCORE NHL-1 clinical trial, which was subsequently selected for presentation at the Best of ASCO conference.
●	June: Multiple data presentations were featured at the 2024 European Hematology Association (EHA) Congress including three oral presentations.
●	June: Data published in The Lancet Haematology, “Epcoritamab monotherapy in patients with relapsed or refractory follicular lymphoma (EPCORE NHL-1): a phase 2 cohort of a single-arm, multicentre study.”
●	May: Epcoritamab monotherapy was added to the National Comprehensive Cancer Network® (NCCN®) Clinical Practice Guidelines in Oncology (NCCN Guidelines®) for “B-cell Lymphomas” (Version 2.2024) for third-line and subsequent therapy for patients with FL as a Category 2A, preferred regimen.
●	March: Genmab submitted a supplemental J-NDA to the MHLW in Japan for SC epcoritamab for the treatment of relapsed or refractory FL after two or more lines of systemic therapy. The application was supported by data from the FL cohort of the EPCORE NHL-1 trial and the EPCORE NHL-3 (NCT04542824) trial.
●	February: The U.S. FDA granted Priority Review for the sBLA for epcoritamab-bysp for the treatment of adult patients with relapsed or refractory FL after two or more lines of systemic therapy. The submission was supported by data from the FL cohort of the EPCORE NHL-1 trial.
●	February: A new Phase 3 clinical trial was initiated, evaluating the safety and efficacy of SC epcoritamab in combination with rituximab and lenalidomide compared to chemoimmunotherapy in previously untreated FL (EPCORE FL-2, NCT06191744).
●	February: Multiple data presentations, including oral presentations, at the 21st Annual Meeting of the Japanese Society of Medical Oncology (JSMO).

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ongoing clinical Trials

R-CHOP = rituximab-cyclophosphamide, hydroxydaunorubicin, vincristine, prednisone; ASCT = autologous stem cell transplant; R2 = rituximab, lenalidomide

About Diffuse Large B-cell Lymphoma

DLBCL is the most common type of B-cell NHL worldwide, accounting for approximately 25%-30% of all NHL cases.1,2 In the U.S. there are approximately 25,000 new cases of DLBCL diagnosed each year. 3 DLBCL can arise in lymph nodes as well as in organs outside of the lymphatic system, occurs more commonly in the elderly and is slightly more prevalent in men.4,5 DLBCL is a fast-growing type of NHL, a cancer that develops in the lymphatic system and affects B-cell lymphocytes, a type of white blood cell. For many people living with DLBCL, their cancer either relapses, which means it may return after treatment, or becomes refractory, meaning it does not respond to treatment. Although new therapies have become available, treatment management can remain a challenge.6,7

1. Lymphoma Research Foundation. Diffuse Large B-Cell Lymphoma. Accessed November 22, 2024. https://lymphoma.org/understanding-lymphoma/aboutlymphoma/nhl/dlbcl/

2. Padala, et al. Diffuse Large B-Cell Lymphoma. StatPearls [Internet]. Treasure Island (FL): StatPearls Publishing; 2024 Jan. 2023 Apr 24.

3. Leukemia and Lymphoma Society. Diffuse Large B-Cell Lymphoma (DLBCL). Accessed November 22, 2024. https://www.lls.org/research/diffuse-large-b-cell-lymphoma-dlbcl

4. Sehn LH, Salles G. N Engl J Med. 2021;384:842-858.

5. Kanas G, Ge W, Quek RGW, et al. Leukemia & Lymphoma. 2022;63(1):54-63.

6. Sehn LH, Salles G. N Engl J Med. 2021;384:842-858.

7. Crump M, Neelapu SS, Farooq U, et al. Blood. 2017;130(16):1800-1808.

About Follicular Lymphoma

FL is typically an indolent (or slow-growing) form of NHL that arises from B-lymphocytes and is the second most common form of NHL accounting for 20-30% of all cases.1 About 15,000 people develop FL each year in the U.S.2 and it is considered incurable with current standard of care therapies.3 Patients often relapse and, with each relapse the remission and time to next treatment is shorter.4 Over time, transformation to DLBCL,

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an aggressive form of NHL associated with poor survival outcomes, can occur in more than 25% of FL patients.5

1. Lymphoma Research Foundation official website. https://lymphoma.org/aboutlymphoma/nhl/fl/. Accessed November 22, 2024.

2. Leukemia & Lymphoma Society. https://www.lls.org/research/follicular-lymphoma-fl. Accessed November 22, 2024.

3. Ghione P, Palomba ML, Ghesquieres H, et al. Treatment patterns and outcomes in relapsed/refractory follicular lymphoma: results from the international SCHOLAR-5 study. Haematologica. 2023;108(3):822-832. doi: 10.3324/haematol.2022.281421.

4. Rivas-Delgado A, Magnano L, Moreno-Velázquez M, et al. Response duration and survival shorten after each relapse in patients with follicular lymphoma treated in the rituximab era. Br J Haematol. 2018;184(5):753-759. doi:10.1111/bjh.15708.

5. Al-Tourah AJ, Gill KK, Chhanabhai M, et al. Population-based analysis of incidence and outcome of transformed non-Hodgkin's lymphoma. J Clin Oncol. 2008 Nov 10;26(32):5165-9. doi: 10.1200/JCO.2008.16.0283. Epub 2008 Oct 6. PMID: 18838711.

Tivdak (tisotumab vedotin-tftv)

First and Only U.S. FDA Approved ADC for Recurrent or Metastatic Cervical Cancer

●	An ADC directed to TF, a protein highly prevalent on solid tumors, including cervical cancer, which is associated with poor prognosis
●	Full approval granted by the U.S. FDA for tisotumab vedotin-tftv, marketed as Tivdak, for the treatment of patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy; Tivdak is the first ADC with demonstrated overall survival data to be granted full U.S. FDA approval in this patient population
●	Regulatory submissions for tisotumab vedotin for the treatment of recurrent or metastatic cervical cancer are currently under review in both Japan and Europe
●	Co-developed globally and co-promoted in the U.S. in collaboration with Pfizer

Tisotumab vedotin is an ADC composed of Genmab’s human monoclonal antibody directed to TF and Pfizer’s ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E to the antibody. Genmab used technology licensed from Medarex to generate the TF antibody forming part of tisotumab vedotin. Tisotumab vedotin-tftv, marketed as Tivdak, is the first and only U.S. FDA approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tisotumab vedotin is being co-developed by Genmab and Pfizer. Under a joint commercialization agreement, Genmab is co-promoting Tivdak in the U.S. and will lead commercial operational activities in Japan once approved. Pfizer is leading commercial operational activities in the U.S. and will lead commercial operational activities in China once approved. In the U.S. market there will be a 50:50 profit split. Effective January 1, 2025, Genmab and Pfizer agreed to amend the License and Collaboration Agreement and the Joint Commercialization Agreement for Tivdak, assigning Genmab sole responsibility for the development and commercialization of Tivdak for second line plus recurrent or metastatic cervical cancer in Europe and all other regions globally, excluding the United States and the China region. Genmab will record sales for Europe, Japan and rest of world markets (excluding the United States and the China region), once commercialized, and will provide royalties to Pfizer on net sales in the low teens. The companies have joint decision-making power on the worldwide development and commercialization strategy for Tivdak. Please refer to Note 5.6 of the financial statements for further details regarding the tisotumab vedotin collaboration with Pfizer. Please consult the U.S. Prescribing Information for Tivdak for the labeled indication and safety information, including the boxed warning.

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FOURTH QUARTER UPDATE

●	December: The U.S. NCCN updated its Clinical Practice Guidelines in Oncology for Cervical Cancer with tisotumab vedotin-tftv changing from a category 2A to a category 1. Tisotumab vedotin-tftv plus pembrolizumab was also added as an option for PD-L1 positive tumors.
●	October: Upon strategic evaluation we have decided to discontinue preparation for a Phase 3 study in second/third line squamous cell carcinoma of the head and neck.

UPDATES FROM FIRST QUARTER TO THIRD QUARTER

●	July: Data from innovaTV 301 clinical trial (NCT04697628) published in New England Journal of Medicine, Tisotumab Vedotin as Second- or Third-Line Therapy for Recurrent Cervical Cancer.
●	June: Two data presentations were featured at the 2024 ASCO Annual Meeting including a rapid oral presentation of data from the Phase 2 innovaTV 207 (NCT03485209) trial, evaluating tisotumab vedotin in pretreated patients with relapsed/metastatic head and neck squamous cell carcinoma.
●	April: Genmab submitted a J-NDA to the MHLW in Japan for Tivdak for the treatment of adult patients with advanced or recurrent cervical cancer that has progressed on or after chemotherapy.
●	April: The U.S. FDA granted full approval for Tivdak (tisotumab vedotin-tftv) for the treatment of patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. This U.S. FDA action converted the September 2021 accelerated approval of Tivdak to a full approval.
●	March: The U.S. NCCN updated their Clinical Practice Guidelines in Oncology for Vaginal Cancer to include tisotumab vedotin-tftv under “Other Recommended Regimens” as second-line or subsequent systemic therapy for patients with recurrent or metastatic squamous cell carcinoma/adenocarcinoma primary vaginal cancer.
●	March: Multiple data presentations, including a late-breaking oral presentation, at the Society of Gynecologic Oncology (SGO) 2024 Annual Meeting.
●	February: The EMA validated for review the marketing authorization application of tisotumab vedotin for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after systemic therapy.
●	January: The U.S. FDA accepted the sBLA seeking to convert the accelerated approval of Tivdak to full approval for the treatment of patients with recurrent or metastatic cervical cancer with disease progression on or after first-line therapy.

About Cervical Cancer

Cervical cancer remains a disease with high unmet need despite advances in effective vaccination and screening practices to prevent and diagnose pre-/early-stage cancers for curative treatment. Recurrent and/or metastatic cervical cancer is a particularly devastating and mostly incurable disease; up to 15% of adults with cervical cancer present with metastatic disease at diagnosis1,2 and, for adults diagnosed at earlier stages who receive treatment, up to 61%3 will experience disease recurrence. It was estimated that in 2024, more than 13,820 new cases of invasive cervical cancer were diagnosed in the U.S. and 4,360 adults would die from the disease.1

1. National Cancer Institute. SEER Cancer Stat Facts: Cervical Cancer. 2023. https://seer.cancer.gov/statfacts/html/cervix.html. Accessed November 22, 2024.

2. McLachlan J, Boussios S, Okines A, et al. The impact of systemic therapy beyond first-line treatment for advanced cervical cancer. Clin Oncol (R Coll Radiol). 2017;29(3):153-60

3. Pfaendler KS, Tewari KS. Changing paradigms in the systemic treatment of advanced cervical cancer. Am J Obstet Gynecol. 2016;214(1):22-30

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Acasunlimab (GEN1046)

Bispecific Next-generation Immunotherapy

●	Bispecific antibody targeting PD-L1 and 4-1BB, created using Genmab’s DuoBody technology platform
●	A Phase 3 trial (NCT06635824, ABBIL1TY NSCLC-06) in NSCLC is recruiting
●	In 2024 Genmab assumed sole responsibility for the continued development and potential commercialization of acasunlimab

Acasunlimab (GEN1046, DuoBody-PD-L1x4-1BB) is a proprietary bispecific antibody, created using Genmab’s DuoBody technology platform. In August 2024, BioNTech opted not to participate in the further development of the acasunlimab program under the parties’ existing License and Collaboration Agreement for reasons related to BioNTech’s portfolio strategy. Genmab subsequently assumed sole responsibility for the continued development and potential commercialization of acasunlimab and the program will be subject to payment of certain milestones and a tiered single-digit royalty on net sales by Genmab to BioNTech. Please refer to Note 5.6 of the financial statements for further details regarding Genmab’s collaboration with BioNTech. Acasunlimab is designed to induce an antitumor immune response by simultaneous and complementary programmed death ligand 1 (PD-L1) blockade and conditional 4-1BB stimulation using an inert DuoBody format. A Phase 3 trial (ABBIL1TY NSCLC-06) of acasunlimab in combination with pembrolizumab compared to docetaxel in CPI-experienced, PD-L1 positive metastatic NSCLC is recruiting.

FOURTH QUARTER UPDATE

●	November: A Phase 3 open-label trial was initiated to evaluate the efficacy and safety of acasunlimab in combination with pembrolizumab versus docetaxel (standard of care) in patients with PD-L1-positive metastatic NSCLC who have been treated with PD-1/PD-L1 inhibitor and platinum-containing chemotherapy, administered either in combination or sequentially in the metastatic setting.
●	November: Additional support for the acasunlimab every six weeks (Q6W) dosing schedule, along with preclinical data, was presented during poster sessions at the Society for Immunotherapy of Cancer (SITC) 2024 Conference.

UPDATES FROM FIRST QUARTER TO THIRD QUARTER

●	September: Translational and pharmacokinetic/pharmacodynamic data supporting the Phase 3 dosing regimen for acasunlimab in combination with pembrolizumab in patients with relapsed/refractory metastatic NSCLC was presented as a poster at the 2024 World Conference on Lung Cancer (WCLC).
●	August: As noted above, BioNTech opted not to participate in the further development of the acasunlimab program. Genmab subsequently assumed sole responsibility for the continued development and potential commercialization of acasunlimab.
●	June: Data from the Phase 2 trial of acasunlimab as a single agent or in combination with pembrolizumab for the treatment of relapsed/refractory metastatic NSCLC after treatment with standard of care therapy with an immune checkpoint inhibitor was presented as a poster at the 2024 ASCO Annual Meeting.

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Rinatabart Sesutecan (Rina-S, GEN1184)

Potential Best-in-class Folate Receptor Alpha (FRα)-targeted Type I Topoisomerase (TOPO1) ADC

●	FRα-targeted TOPO1 ADC being evaluated for potential treatment of FRα-expressing cancers
●	Phase 3 clinical trial (NCT06619236) in Platinum-resistant Ovarian Cancer (PROC) is recruiting

Rina-S is a novel FRα-targeted TOPO1 ADC being evaluated for the potential treatment of ovarian cancer and other FRα-expressing cancers. Dose escalation data suggests that Rina-S has robust single agent activity in various cancers across a broad range of FRα expression levels. In January 2024, Rina-S was granted Fast Track Designation by the U.S. FDA for the treatment of FRα-expressing high-grade serous or endometrioid PROC. A Phase 3 trial (NCT06619236) of Rina-S in second line plus PROC is recruiting.

FOURTH QUARTER UPDATE

●	December: A Phase 3 open-label trial was initiated to evaluate the efficacy and safety of Rina-S versus treatment of investigator’s choice chemotherapy in patients with PROC.

UPDATE FROM FIRST QUARTER TO THIRD QUARTER

●	September: Data from the Phase 1/2 study of Rina-S were presented as a mini-oral presentation at the European Society of Medical Oncology Congress 2024 (ESMO).

GEN1042 (BNT312)

Potential First-in-Class Bispecific Agonistic Antibody

●	Bispecific antibody targeting CD40 and 4-1BB, created using Genmab’s DuoBody technology platform
●	Multiple clinical trials in solid tumors ongoing
●	Co-developed in collaboration with BioNTech

GEN1042 (DuoBody-CD40x4-1BB, BNT312) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1042 on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance activation of both dendritic cells and antigen-dependent T-cells. Three clinical trials of GEN1042 in solid tumors are ongoing. Please refer to Note 5.6 of the financial statements for further details regarding Genmab’s collaboration with BioNTech.

GEN3014

HexaBody-based Investigational Medicine with Potential in Hematological Malignancies

●	Antibody targeting CD38, created using Genmab’s HexaBody technology platform
●	Phase 1/2 clinical trial (NCT04824794) in relapsed/refractory multiple myeloma and other hematological malignancies ongoing
●	Developed in an exclusive worldwide license and option agreement with J&J

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GEN3014 (HexaBody-CD38) is a human CD38 monoclonal antibody-based investigational medicine created using Genmab’s HexaBody technology platform. GEN3014 is a second generation CD38 targeting immunoglobulin G1 (IgG1) antibody with a hexamerization-enhancing modification. GEN3014 is designed to induce antitumor activity through highly potent complement-dependent cytotoxicity (CDC) and antitumor activity, which is enhanced compared to daratumumab as demonstrated in previously presented preclinical data and is effective at a wider range of target expression levels. In June 2019, Genmab entered into an exclusive worldwide license and option agreement with J&J to develop and commercialize GEN3014. A Phase 1/2 clinical trial in hematologic malignancies is ongoing and includes a cohort comparing GEN3014 to daratumumab in CD38 monoclonal antibody-naïve relapsed or refractory multiple myeloma patients.

FOURTH QUARTER UPDATE

●	December: Per the terms of the agreement between Genmab and J&J, Genmab submitted a data package to J&J comparing GEN3014 to daratumumab in CD38 monoclonal antibody-naïve relapsed or refractory multiple myeloma patients. This data will be used to inform J&J’s decision on whether to exercise its option to receive a worldwide license to develop, manufacture and commercialize GEN3014.

GEN1059 (BNT314)

Bispecific Antibody with Potential in Solid Tumors

●	Bispecific antibody targeting epithelial cell adhesion molecule (EpCAM) and 4-1BB, created using Genmab’s DuoBody technology platform
●	Phase 1/2 clinical trial (NCT06150183) in malignant solid tumors recruiting
●	Co-developed in collaboration with BioNTech

GEN1059 (DuoBody-EpCAMx4-1BB, BNT314), jointly owned by Genmab and BioNTech and created using Genmab’s DuoBody technology platform, is a bispecific antibody aimed at boosting antitumor immune responses through EpCAM-dependent 4-1BB agonistic activity. GEN1059 is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1059 on a 50:50 basis. A Phase 1/2 clinical trial of GEN1059 in solid tumors is recruiting. Please refer to Note 5.6 of the financial statements for further details regarding Genmab’s collaboration with BioNTech.

UPDATE FROM FIRST QUARTER TO THIRD QUARTER

●	January: The first patient was treated in the first-in-human Phase 1/2 trial of GEN1059 in advanced or metastatic solid tumors.

GEN1055 (BNT315)

HexaBody-based Antibody with Potential in Solid Tumors

●	Antibody targeting OX40, created using Genmab’s HexaBody technology platform
●	Phase 1/2 clinical trial (NCT06391775) in malignant solid tumors recruiting
●	Co-developed in collaboration with BioNTech

GEN1055 (HexaBody-OX40, BNT315), jointly owned by Genmab and BioNTech and created using Genmab’s HexaBody technology platform, is an immune-modulating OX40 agonist antibody designed to promote

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immunity by enhancing T-cell responses through FcγR-independent OX40 clustering on T cells. GEN1055 is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1055 on a 50:50 basis. A Phase 1/2 clinical trial of GEN1055 in solid tumors is recruiting. Please refer to Note 5.6 of the financial statements for further details regarding Genmab’s collaboration with BioNTech.

UPDATE FROM FIRST QUARTER TO THIRD QUARTER

●	June: The first patient was treated in the first-in-human Phase 1/2 trial of GEN1055 in malignant solid tumors.

GEN1160

ADC with Potential in Both Solid Tumors and Hematological Malignancies

●	CD70-targeted ADC being evaluated in advanced solid and liquid tumors
●	Phase 1/2 clinical trial (NCT05721222) in advanced solid and liquid tumors recruiting

GEN1160 is a CD70-targeted ADC. CD70 is a protein expressed on both solid tumors and hematological malignancies. A Phase 1/2 clinical study of GEN1160 in advanced renal cell carcinoma, nasopharyngeal carcinoma and NHL is recruiting.

GEN1107

ADC with Potential in Solid Tumors

●	Protein tyrosine kinase 7 (PTK7)-targeted ADC being evaluated in advanced solid tumors
●	Phase 1/2 clinical trial (NCT06171789) in advanced solid tumors recruiting

GEN1107 is a PTK7-targeted ADC. PTK7 is a clinically validated ADC target with broad solid tumor expression, particularly in tumor-initiating cells. A Phase 1/2 clinical study of GEN1107 in advanced solid tumors is recruiting.

GEN1057

Bispecific antibody with potential in solid tumors

●	Bispecific antibody targeting fibroblast activation protein alpha (FAPα) and death receptor 4 (DR4), created using Genmab’s DuoBody technology platform
●	Phase 1/2 clinical trial (NCT06573294) in malignant solid tumors recruiting

GEN1057 (DuoBody-FAPαxDR4) is a bispecific antibody-based investigational medicine created using Genmab’s DuoBody technology platform. GEN1057 is designed for the conditional DR4 transactivation-mediated tumor cell killing by crosslinking FAPα expressed on cancer-associated fibroblasts with DR4 expressed on tumor cells. A Phase 1/2 clinical trial of GEN1057 in malignant solid tumors is recruiting.

UPDATE FROM FIRST QUARTER TO THIRD QUARTER

●	September: The first patient was dosed in the first-in-human Phase 1/2 clinical trial of GEN1057 in solid tumors.

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GEN1286

ADC with Potential in Solid Tumors

●	ADC that targets epidermal growth factor receptor (EGFR) and cellular-mesenchymal epithelial transition factor receptor tyrosine kinase (cMet) being evaluated in advanced solid tumors
●	Phase 1/2 clinical trial (NCT06685068) in advanced solid tumors recruiting

GEN1286 is an ADC targeting EGFR and cMet, two validated cancer targets. A Phase 1/2 clinical study of GEN1286 in advanced solid tumors is recruiting.

FOURTH QUARTER UPDATE

●	December: The first patient was dosed in the first-in-human Phase 1/2 clinical trial of GEN1286 in solid tumors.

Preclinical Programs

●	Broad preclinical pipeline that includes both partnered products and in-house programs based on our proprietary technologies and/or antibodies
●	Multiple new IND applications expected to be submitted over the coming years
●	Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline, including our acquisition of ProfoundBio in 2024

Our preclinical pipeline includes immune effector function enhanced antibodies developed with our HexaBody technology platform, bispecific antibodies created with our DuoBody technology platform and ADCs created with our ADC technology platforms. We are also collaborating with our partners to generate additional new antibody-based product concepts. A number of the preclinical programs are conducted in cooperation with our collaboration partners.

UPDATE FROM FIRST QUARTER TO THIRD QUARTER

●	September: Clinical Trial Application (CTA) submitted in Europe for GEN1078.

Approved Medicines Incorporating Genmab’s Innovations and Technology

In addition to Genmab’s own pipeline of investigational medicines, our innovations and proprietary technology platforms are applied in the pipelines of global pharmaceutical and biotechnology companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s proprietary DuoBody bispecific antibody technology platform.

The information in this section includes those therapies that have been approved by regulatory agencies in certain territories. Under the agreements for these medicines Genmab is entitled to certain potential milestones and royalties.

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DARZALEX (daratumumab)

Redefining the Treatment of Multiple Myeloma

●	First-in-class human CD38 monoclonal antibody
●	Developed and commercialized by J&J under an exclusive worldwide license from Genmab
●	Intravenous (IV) formulation approved in combination with other therapies and as monotherapy for certain multiple myeloma indications
●	First and only SC CD38-directed antibody approved for the treatment of certain multiple myeloma indications, known as DARZALEX FASPRO in the U.S., and as DARZALEX SC in Europe
●	SC daratumumab is the first and only approved therapy for AL amyloidosis in the U.S., Europe, and Japan
●	2024 net sales of DARZALEX by J&J were USD 11,670 million

Daratumumab is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody. Daratumumab is being developed and commercialized by J&J under an exclusive worldwide license from Genmab. Under the terms of the agreement, Genmab receives royalties between 12% and 20% with J&J reducing such royalty payments for Genmab’s share of J&J’s royalty payments made to Halozyme; payments are further reduced in countries and territories where there are no relevant patents. Please refer to Note 5.6 of the financial statements for further details regarding the daratumumab collaboration with J&J. Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration) is approved in a large number of territories for the treatment of adult patients with certain multiple myeloma indications and is the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis. Please consult the European Summary of Product Characteristics for DARZALEX and DARZALEX SC and the U.S. Prescribing Information for DARZALEX and DARZALEX FASPRO for the labeled indication and safety information.

Kesimpta (ofatumumab)

Approved in the Treatment of RMS

●	Human CD20 monoclonal antibody developed and commercialized by Novartis under a license agreement with Genmab
●	Approved in territories including the U.S., EU and Japan for treatment of RMS in adults
●	First B-cell therapy that can be self-administered by patients using the Sensoready® autoinjector pen

Ofatumumab is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody. Ofatumumab, marketed as Kesimpta, is approved in territories including the U.S., Europe, and Japan for the treatment of certain adult patients with RMS. Kesimpta is the first B-cell therapy that can be self-administered by patients using the Sensoready autoinjector pen, once monthly after starting therapy. Ofatumumab is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis. Under the terms of the agreement, Genmab receives a 10% royalty on net sales of Kesimpta, and Genmab pays a low-single digit royalty to Medarex based on Kesimpta sales. Please refer to Note 5.6 of the financial statements for further details regarding the ofatumumab collaboration with Novartis.

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Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Kesimpta.

TEPEZZA (teprotumumab-trbw)

First U.S. FDA Approved Medicine for the Treatment of TED

●	Developed and commercialized by Amgen for the treatment of TED
●	First and only approved medicine for the treatment of TED in the U.S. and Japan
●	Regulatory approval pending in Europe

Teprotumumab, approved by the U.S. FDA and by Japan’s MHLW under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a validated target. It is the first and only medicine approved in the U.S. and in Japan for the treatment of TED. Genmab used technology licensed from Medarex to generate the IGF-1R antibody. The antibody was created by Genmab under a collaboration with Roche. Development and commercialization of the product was subsequently conducted by Horizon Therapeutics plc (Horizon) under a sublicense from Roche. In October 2023, Amgen completed its acquisition of Horizon, including the rights to all commercialization and development of teprotumumab. Under the terms of Genmab’s agreement with Roche, Genmab receives a mid-single digit royalty on net sales (as defined) of TEPEZZA. Please refer to Note 5.6 of the financial statements for further details regarding the teprotumumab collaboration. Please consult the U.S. Prescribing Information for the labeled indication and safety information for TEPEZZA.

RYBREVANT (amivantamab)

First Regulatory Approvals for a DuoBody-based Medicine

●	Part of Genmab and J&J DuoBody research and license agreement
●	First approved medicine created using Genmab’s proprietary DuoBody technology
●	Under the agreement with J&J, Genmab is eligible to receive milestones and receives royalties on net sales of RYBREVANT

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of these, J&J’s amivantamab, is a fully human bispecific antibody that targets EGFR and cMet, two validated cancer targets. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with J&J, the antibody pair used to create amivantamab was co-discovered. Amivantamab, marketed as RYBREVANT, is approved in certain territories for the treatment of certain adult patients with NSCLC. J&J is responsible for the development and commercialization of amivantamab. Under the agreement with J&J, Genmab is eligible to receive milestones and receives royalties between 8% and 10% on net sales of RYBREVANT subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Genmab pays a royalty to Medarex based on RYBREVANT net sales. Please refer to Note 5.6 of the financial statements for further details regarding the DuoBody collaboration with J&J. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for RYBREVANT for the labeled indication and safety information.

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TECVAYLI (teclistamab)

Bispecific Antibody Approved for the Treatment of Relapsed and Refractory Multiple Myeloma

●	Part of Genmab and J&J DuoBody research and license agreement
●	Second approved medicine created using Genmab’s proprietary DuoBody technology
●	Under the agreement with J&J, Genmab is eligible to receive milestones and receives royalties on net sales of TECVAYLI

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently discovered and developed by J&J is teclistamab, a bispecific antibody that targets CD3, which is expressed on T-cells, and B-cell maturation antigen (BCMA), which is expressed in mature B lymphocytes. Teclistamab, marketed as TECVAYLI, is approved in certain territories for the treatment of certain adult patients with relapsed or refractory multiple myeloma. J&J is responsible for the development and commercialization of TECVAYLI. Under our agreement with J&J, Genmab is eligible to receive milestones and receives a mid-single digit royalty on net sales of TECVAYLI subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Please refer to Note 5.6 of the financial statements for further details regarding the DuoBody collaboration with J&J. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TECVAYLI for the labeled indication and safety information.

TALVEY (talquetamab)

Bispecific Antibody Approved for the Treatment of Relapsed and Refractory Multiple Myeloma

●	Part of Genmab and J&J DuoBody research and license agreement
●	Fourth approved medicine created using Genmab’s proprietary DuoBody technology
●	Under the agreement with J&J, Genmab is eligible to receive milestones and receives royalties on net sales of TALVEY

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently discovered and developed by J&J is talquetamab, a bispecific antibody that targets CD3, which is expressed on T-cells, and G protein-coupled receptor, family C, group 5, member D (GPRC5D), an orphan receptor expressed in malignant plasma cells. Talquetamab, marketed as TALVEY, is approved in certain territories for the treatment of certain adult patients with relapsed or refractory multiple myeloma. J&J is responsible for the development and commercialization of TALVEY. Under our agreement with J&J, Genmab is eligible to receive milestones and receives a mid-single digit royalty on net sales of TALVEY subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Please refer to Note 5.6 of the financial statements for further details regarding the DuoBody collaboration with J&J. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TALVEY for the labeled indication and safety information.

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Antibody Technologies

Antibodies are Y-shaped proteins that play a central role in immunity against bacteria and viruses (also known as pathogens). As we develop immunity, our bodies generate antibodies that bind to pathogen structures (known as antigens), which are specific to the pathogen. Once bound, the antibodies attract other parts of the immune system to eliminate the pathogen. In modern medicine, we have learned how to create and develop specific antibodies against antigens associated with diseased human cells for use in the treatment of diseases such as cancer and autoimmune disease. Genmab uses several types of technologies to create antibodies to treat disease and has developed proprietary antibody technologies including the DuoBody, HexaBody, DuoHexaBody and HexElect technology platforms. With our acquisition of ProfoundBio we also gained their novel ADC technology platforms. Information about these technologies can be found in the following sections and at www.genmab.com/antibody-science/antibody-technology-platforms.

We also use or license several other technologies to generate diverse libraries of high-quality, functional antibodies. In addition, we use or license technologies to increase the potency of some of our antibody therapeutics on a product-by-product basis.

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Our Proprietary Technology Platform Suite

Platform	Principle	Applications
DuoBody	Bispecific antibodies	Dual-targeting: • Recruitment (e.g., T cells) • Tumor heterogeneity
ADC Technology	Proprietary hydrophilic linker-drug platforms	● ADCs with more “antibody-like” PK ● Pursue targets with clear opportunities for best- and/or first-in-class ADCs
HexaBody	Target-mediated enhanced hexamerization	Enhanced potency: • CDC • Target clustering, outside-in signaling, apoptosis
DuoHexaBody	Bispecific antibodies with target-mediated enhanced hexamerization	Dual-targeting + enhanced potency: • CDC • Target clustering, outside-in signaling, apoptosis
HexElect	Two co-dependent antibodies with target-mediated enhanced hexamerization	Dual-targeting + enhanced potency and selectivity: • Co-dependent unlocking of potency • New target space, previously inaccessible

DuoBody Technology Platform

Innovative Technology for Bispecific Antibody Therapeutics

●	Bispecific antibody technology platform
●	Potential in cancer, autoimmune, infectious, cardiovascular, central nervous system diseases, and hemophilia
●	Commercial collaborations with AbbVie, J&J and BioNTech among others, plus multiple research collaborations

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●	Multiple regulatory approvals for medicines created using the DuoBody technology platform

The DuoBody technology platform is Genmab’s innovative platform for the discovery and development of bispecific antibodies. Bispecific antibodies bind to two different epitopes (or “docking” sites) either on the same or on different targets (also known as dual-targeting). Dual-targeting may improve binding specificity and enhance therapeutic efficacy or bring two different cells together (for example, engaging a T cell to kill a tumor cell). Bispecific antibodies generated with the DuoBody technology platform can be used for the development of therapeutics for diseases such as cancer, autoimmune, infectious, cardiovascular, central nervous system diseases, and hemophilia. DuoBody molecules combine the benefits of bispecificity with the strengths of conventional antibodies, which allows DuoBody molecules to be administered and dosed the same way as other antibody therapeutics. Genmab’s DuoBody technology platform generates bispecific antibodies via a versatile and broadly applicable process that is easily performed at high throughput, standard bench, as well as at commercial manufacturing scale. Genmab uses the DuoBody technology platform to create its own bispecific antibody programs and the technology is also available for licensing. Genmab has numerous alliances for the DuoBody technology platform including commercial collaborations with AbbVie, J&J, Novo Nordisk and BioNTech.

Genmab’s proprietary DuoBody technology platform has been applied to a variety of bispecific antibody products in development, both in our own pipeline and in programs being developed by collaboration partners. The technology has been validated by the continued advancement of these investigational medicines through clinical development, including four approved medicines. Today four products created by use of the DuoBody technology platform have received regulatory approval.

v

The innovative DuoBody technology platform generates bispecific antibodies via a fast, versatile and broadly applicable process called controlled Fab-arm exchange. With only minimal protein engineering, the technology allows the binding arms of two distinct monoclonal antibodies to exchange, combining into one stable bispecific antibody, thereby retaining regular immunoglobulin structure and function. The DuoBody technology platform is also highly suitable for high throughput generation, screening and discovery of bispecific antibodies in final therapeutic format.

DuoBody Collaborations

Advancing Our Pipeline

AbbVie

On June 10, 2020, Genmab entered into a broad oncology collaboration agreement with AbbVie to jointly develop and commercialize products including epcoritamab (DuoBody-CD3xCD20), and subsequently into a discovery research collaboration for up to four future differentiated antibody therapeutics for cancer. The companies will share commercial responsibilities for epcoritamab in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab is the principal for net sales in the U.S. and Japan and receives tiered royalties on remaining global sales outside of these territories. For any product candidates developed as a result of the companies’ discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these products, along with AbbVie, outside of the U.S. and Japan.

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Under the terms of the agreement, Genmab has the potential to receive regulatory and sales milestone payments, as well as tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan. Except for these royalty-bearing sales, the parties will share in profit from the sale of epcoritamab on a 50:50 basis. If all four next-generation antibody product candidates developed as a result of the discovery research collaboration are successful, Genmab is eligible to receive up to USD 2.0 billion in option exercise and success-based milestones. Genmab and AbbVie split 50:50 the development costs related to epcoritamab, while Genmab will be responsible for 100% of the costs for the discovery research programs up to opt-in. Please refer to Note 5.6 of the financial statements for further details regarding the collaboration with AbbVie.

BioNTech

In May 2015, Genmab entered an agreement with BioNTech to jointly research, develop and commercialize bispecific antibody-based investigational medicines using Genmab’s DuoBody technology platform. Under the terms of the agreement, BioNTech will provide proprietary antibodies against key immunomodulatory targets, while Genmab provides proprietary antibodies and access to its DuoBody technology platform. Genmab paid an upfront fee of USD 10 million to BioNTech. If the companies jointly select any antibody-based product candidates for clinical development, development costs and product ownership will be shared equally going forward. If one of the companies does not wish to move an antibody product forward, the other company is entitled to continue developing it on predetermined licensing terms. The agreement also includes provisions which will allow the parties to opt out of joint development at key points. Genmab and BioNTech currently have two bispecific antibody products in clinical development, GEN1042 (BNT312, DuoBody-CD40x4-1BB) and GEN1059 (BNT314, DuoBody-EpCAMx4-1BB). In 2024, Genmab assumed sole responsibility for the continued development and potential commercialization of an additional bispecific antibody, acasunlimab (GEN1046, DuoBody-PD-L1x4-1BB) after BioNTech opted to not participate in further development of the program. Please refer to Note 5.6 of the financial statements for further details regarding Genmab’s collaboration with BioNTech.

Our Innovative Technology in Action

J&J

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using our DuoBody technology platform.

Three of the DuoBody-based investigational medicines created under this collaboration, RYBREVANT (amivantamab), TECVAYLI (teclistamab) and TALVEY (talquetamab) have received regulatory approval in various territories worldwide. Genmab is eligible to receive milestone payments and receives royalties on net sales of each commercialized DuoBody medicine. Please refer to Note 5.6 of the financial statements for further details regarding the DuoBody collaboration with J&J.

Novo Nordisk

In August 2015, Genmab entered an agreement to grant Novo Nordisk commercial licenses to use the DuoBody technology platform to create and develop bispecific antibody candidates for two therapeutic programs that would target a disease area outside of cancer therapeutics. After an initial period of exclusivity for both target combinations, Novo Nordisk extended exclusivity of the commercial license for one target combination in 2018, now in clinical development as Mim8. Under the exclusive license agreement, Genmab is entitled to potential milestones and will be entitled to mid-single digit royalties on sales of Mim8, should it receive regulatory approval.

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ADC Technology Platforms

Two Proprietary Hydrophilic Linker-drug Platforms with Clinical Validation

●	Combines both novel and validated components to create potentially best-in-class ADCs
●	Acquired from ProfoundBio, basis of four products in the clinic, including Rina-S

ADCs are antibodies with potent cytotoxic agents coupled to them. By using antibodies that recognize specific targets on tumor cells, these cytotoxic agents are preferentially delivered to the tumor cells. With Genmab’s acquisition of ProfoundBio we inherited proprietary hydrophilic antibody-drug linker technology that blends innovative and proven methods to design ADCs leading to potentially enhanced therapeutic outcomes. This technology leverages two decades of insights into ADC pharmacology and optimization. These novel, highly hydrophilic and stable cleavable linkers are designed to mask the hydrophobicity of payloads, leading to ADCs with more “antibody-like” pharmacokinetics. Initial focus has been on clinically proven targets where ADC viability has been established. Our goal is to pursue targets with clear opportunities for best- and/or first-in-class ADCs. We also have the potential to combine this technology with Genmab’s proprietary DuoBody technology to create bispecific ADCs. There are currently four wholly owned programs in the clinic based on this technology, Rina-S, GEN1286 (EGFR, cMet), GEN1107 (PTK7) and GEN1160 (CD70).

HexaBody Technology Platform

Creating Differentiated Therapeutics

●	Enhanced potency antibody technology platform
●	Broadly applicable technology that builds on natural antibody biology
●	HexaBody-based investigational medicines in clinical development; HexaBody-CD38 (GEN3014) and HexaBody-OX40 (GEN1055/BNT315)

The HexaBody technology platform is a proprietary Genmab technology that is designed to increase the potency of antibodies. The HexaBody technology platform builds on natural biology and strengthens the natural killing ability of antibodies while retaining regular structure and specificity. The technology allows for the creation of potent therapeutics by inducing antibody hexamer formation (clusters of six antibodies) after binding to their target antigen on the cell surface. We have used the HexaBody technology platform to generate antibodies with enhanced complement-mediated killing, allowing antibodies with limited or absent killing capacity to be transformed into potent, cytotoxic antibodies. In addition to complement-mediated killing, the clustering of membrane receptors by the HexaBody technology platform can lead to subsequent outside-in signaling leading to cell death. The HexaBody technology platform creates opportunities to explore new antibody-based product candidates and repurpose drug candidates unsuccessful in previous clinical trials due to insufficient potency. The HexaBody technology platform is broadly applicable and can be combined with Genmab’s DuoBody technology platform (DuoHexaBody technology platform) as well as other antibody technologies. The technology has the potential to enhance antibody therapeutics for a broad range of applications including cancer and infectious diseases. Genmab is using the HexaBody technology platform for its own antibody programs and the technology is also available for licensing. Two HexaBody-based investigational medicines are currently in clinical development. Genmab entered into an exclusive worldwide license and option agreement with J&J to develop and commercialize GEN3014 (HexaBody-CD38), a next-generation CD38 monoclonal antibody-based investigational medicine. In 2022, Genmab and BioNTech expanded their global strategic collaboration to include co-development of monospecific antibody candidates

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leveraging the HexaBody technology. Currently in the clinic under this collaboration is GEN1055 (BNT315, HexaBody-OX40).

DuoHexaBody Technology Platform

Combining Dual-Targeting and Enhanced Potency

●	Antibody technology that combines DuoBody and HexaBody technology platforms
●	Creates bispecific antibodies with target-mediated enhanced potency

The DuoHexaBody technology platform is a proprietary technology that combines the dual targeting of our DuoBody technology platform with the enhanced potency of our HexaBody technology platform, creating bispecific antibodies with target-mediated enhanced hexamerization.

HexElect Technology Platform
Enhancing Selectivity and Potency

●	Antibody technology platform inspired by the HexaBody technology platform
●	Combines dual-targeting with enhanced selectivity and potency

The HexElect antibody technology platform is Genmab’s newest proprietary antibody technology. This technology combines two HexaBody molecules designed to effectively and selectively hit only those cells that express both targets by making the activity of complexes of HexaBody molecules dependent on their binding to two different targets on the same cell. The HexElect technology platform maximizes efficacy while minimizing possible toxicity, potentially leading to more potent and safer investigational medicines.

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“We are increasingly prioritizing investment into programs that have a clear line of sight to generate meaningful revenue, especially our Phase 3 programs, EPKINLY, Rina-S and acasunlimab. In order to be well positioned at the end of this decade, these are the investments that we need to make today.”

Anthony Pagano, Executive Vice President and Chief Financial Officer

Financial Review - Group

The financial statements are prepared on a consolidated basis for Genmab A/S (parent company) and its subsidiaries. The Genmab financial statements are published in Danish Kroner (DKK). The Genmab consolidated Group is referenced herein as “Genmab” or the “Company.”

RESULT FOR THE YEAR

Guidance and Result for 2024
(DKK million)	Latest Guidance	Actual
Revenue	21,100 - 21,700	21,526
Royalties	17,000 - 17,400	17,352
Net product sales/Collaboration revenue*	2,000 - 2,200	2,176
Milestones/Reimbursement revenue	2,100 - 2,100	1,996
Gross Profit**	20,200 - 20,800	20,541
Operating expenses**	(14,100) - (14,400)	(13,838)
Operating profit**	5,800 - 6,700	6,703

*Net Product Sales and Collaboration Revenue consists of EPKINLY Net Product Sales in the U.S. and Japan and Tivdak (Genmab’s share of net profits) in the U.S.

**Operating Expenses Range excludes Cost of Product Sales Range, which is included in Gross Profit Range

Actual revenue, operating expenses and operating profit were in line with the latest guidance published on November 6, 2024.

REVENUE

Genmab’s revenue was DKK 21,526 million in 2024 compared to DKK 16,474 million in 2023. The increase of DKK 5,052 million, or 31%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with J&J and Novartis, respectively. Increased EPKINLY net product sales, driven by a strong product launch in 2023 with a full year of net sales in 2024, also contributed to increased revenue in 2024.

Genmab’s revenue was DKK 16,474 million in 2023 compared to DKK 14,505 million in 2022. The increase of DKK 1,969 million, or 14%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with Janssen and Novartis, respectively, partly offset by milestones achieved in 2022 under our collaboration with AbbVie. EPKINLY net product sales, driven by a strong product launch, also contributed to increased revenue in 2023.

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(DKK million)	2024		2023		2022
Royalties	17,352	80%	13,705	83%	11,582	80%
Reimbursement Revenue	996	5%	864	5%	818	6%
Milestone Revenue	1,000	5%	1,177	7%	1,767	12%
Collaboration Revenue	433	2%	307	2%	332	2%
Net Product Sales	1,743	8%	421	3%	—	—
License Revenue	2	0%	—	0%	6	0%
Total revenue	21,526	100%	16,474	100%	14,505	100%

Royalties

Royalty revenue amounted to DKK 17,352 million in 2024 compared to DKK 13,705 million in 2023. The increase of DKK 3,647 million, or 27%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our daratumumab collaboration with J&J and ofatumumab collaboration with Novartis, respectively. The table below summarizes Genmab’s royalty revenue by product.

(DKK million)	2024	2023	2022
DARZALEX	13,922	11,265	9,966
Kesimpta	2,222	1,494	779
TEPEZZA	737	704	796
Other	471	242	41
Total royalties	17,352	13,705	11,582

DARZALEX

J&J’s net sales of DARZALEX were USD 11,670 million in 2024 compared to USD 9,744 million in 2023 and USD 7,977 million in 2022. The increase from 2023 to 2024 of USD 1,926 million, or 20%, was driven by share gains in all regions. The increase from 2022 to 2023 of USD 1,767 million, or 22%, was also driven by share gains in all regions.

Royalty revenue on net sales of DARZALEX was DKK 13,922 million in 2024 compared to DKK 11,265 million in 2023 and DKK 9,966 million in 2022, an increase of DKK 2,657 million from 2023 to 2024, and DKK 1,299 million from 2022 to 2023.

The percentage increase in royalties of 24% from 2023 to 2024 is higher than the percentage increase in the underlying net sales of 20% primarily due to a higher effective royalty rate for 2024 and other positive foreign exchange rate impacts, partially offset by the increase in Genmab’s Halozyme royalty reductions in connection with the increase in SC product net sales and an increase in royalty reductions on net sales in countries and territories where there is no Genmab patent coverage as well as lower average exchange rate between the USD and DKK in 2024. Under our license agreement with Janssen for DARZALEX, for purposes of calculating royalties due to Genmab, DARZALEX net sales for non-U.S. dollar denominated currencies are translated to U.S. dollars at a specified annual Currency Hedge Rate. This contractual arrangement is the driver for the other foreign exchange impacts discussed above.

The percentage increase in royalties of 13% from 2022 to 2023 is lower than the percentage increase in the underlying net sales of 22% primarily due to a lower average exchange rate between the USD and DKK in 2023, other foreign exchange impacts, the increase in Genmab’s Halozyme royalty reductions in connection

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with the increase in SC product net sales and an increase in royalty reductions on net sales in countries and territories where there is no Genmab patent coverage. Under our license agreement with Janssen for DARZALEX, for purposes of calculating royalties due to Genmab, net sales for non-U.S. denominated currencies are translated to U.S. dollars at a specific annual Currency Hedge Rate. This contractual agreement is the driver for the other foreign exchange rate impacts discussed above, which were significantly more favorable in 2022 compared to 2023.

Kesimpta

Novartis’ net sales of Kesimpta were USD 3,224 million in 2024 compared to USD 2,171 million in 2023 and USD 1,092 million in 2022. The increase of USD 1,053 million from 2023 to 2024, or 49%, was primarily driven by increased demand and strong access. The increase of USD 1,079 million from 2022 to 2023, or 99%, was primarily driven by increased demand, strong access, and a one-time positive revenue adjustment in Europe.

Royalty revenue on net sales of Kesimpta was DKK 2,222 million in 2024 compared to DKK 1,494 million in 2023, an increase of DKK 728 million, or 49%. Royalty revenue on net sales of Kesimpta was DKK 1,494 million in 2023 compared to DKK 779 million in 2022, an increase of DKK 715 million, or 92%.

TEPEZZA

Amgen’s net sales of TEPEZZA were USD 1,851 million in 2024 compared to USD 1,771 million in 2023 and USD 1,966 million in 2022. Royalty revenue on net sales of TEPEZZA was DKK 737 million in 2024 compared to DKK 704 million in 2023 and DKK 796 million in 2022, an increase of DKK 33 million, or 5% from 2023 to 2024 and a decrease of DKK 92 million, or 12% from 2022 to 2023.

Other royalties

Other royalties consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY.

J&J was granted U.S. FDA approval for RYBREVANT during the second quarter of 2021, and Genmab subsequently started recognizing royalties on net sales of RYBREVANT. Royalties were not material for 2024, 2023 or 2022.

J&J was granted approval for TECVAYLI for the treatment of relapsed or refractory multiple myeloma during the third quarter of 2022 in Europe and in the fourth quarter of 2022 in the U.S. Royalties were not material for 2024, 2023 or 2022.

During the third quarter of 2023, J&J was granted approval in the U.S. and in Europe for TALVEY for the treatment of relapsed or refractory multiple myeloma. Royalties were not material for 2024 or 2023.

The EC granted conditional marketing authorization for TEPKINLY as a monotherapy for the treatment of adult patients with relapsed or refractory DLBCL after two or more lines of systemic therapy during the third quarter of 2023. Royalties from AbbVie, related to European net sales, were not material for 2024 or 2023.

Royalty revenue fluctuations from period to period are driven by the level of product net sales, foreign currency exchange rate movements and more specifically to DARZALEX, the contractual arrangement related to annual Currency Hedge Rate, Genmab’s share of J&J’s royalty payments to Halozyme in

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connection with SC product net sales and royalty deductions on net sales in countries and territories where there is no patent protection.

Reimbursement Revenue

Reimbursement revenue, mainly comprised of the reimbursement of certain research and development costs related to the development work under Genmab’s collaboration agreements, amounted to DKK 996 million in 2024 compared to DKK 864 million in 2023 and DKK 818 million in 2022. The increase of DKK 132 million, or 15%, from 2023 to 2024 was primarily driven by higher activities under our collaboration agreements with BioNTech for DuoBody-CD40x4-1BB and acasunlimab, prior to Genmab assuming full ownership, as well as by higher activities under our collaboration agreement with Pfizer for Tivdak. The increase of DKK 46 million, or 6%, from 2022 to 2023 was primarily driven by higher activities under our collaboration agreements with BioNTech for DuoBody-CD40x4-1BB and acasunlimab.

Milestone Revenue

Milestone revenue was DKK 1,000 million in 2024 compared to DKK 1,177 million in 2023 and DKK 1,767 million in 2022, a decrease of DKK 177 million, or 15%, from 2023 to 2024, and a decrease of DKK 590 million, or 33%, from 2022 to 2023, primarily driven by the following:

2024 milestones:

●	Novartis milestone of DKK 582 million driven by worldwide net sales for Kesimpta, first exceeding DKK 17.4 billion in 2024, and

●	AbbVie milestone of DKK 343 million (USD 50 million) due to the acceptance for filing of a Biologics License Application (BLA) by the U.S. FDA in the second indication of epcoritamab in the U.S.

2023 milestones:

●	AbbVie milestone of DKK 348 million (USD 50 million) driven by the first commercial sale of EPKINLY in the U.S.,
●	AbbVie milestone of DKK 205 million (USD 30 million) due to the acceptance of the marketing authorization application (MAA) filing by the EMA of the type II variation for marketing authorization of TEPKINLY,
●	AbbVie milestone of DKK 176 million (USD 25 million) due to the first commercial sale of TEPKINLY in Europe, and
●	J&J milestone of DKK 169 million (USD 25 million) related to the BLA approval in the U.S. for talquetamab.

2022 milestones:

●	AbbVie milestone of DKK 577 million (USD 80 million) driven by the acceptance of the BLA by the U.S. FDA for epcoritamab,
●	AbbVie milestone of DKK 444 million (USD 60 million) triggered by the validation of the MAA by the EMA in the EU for epcoritamab,
●	J&J milestones of DKK 189 million (USD 25 million) and DKK 112 million (USD 15 million) for the approval of TECVAYLI for the treatment of relapsed or refractory multiple myeloma in the U.S. and Europe, respectively, and

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●	AbbVie milestone of DKK 153 million (USD 20 million) driven by the initiation, or first patient dosed, of a pivotal trial (Phase 3) in the second indication for epcoritamab.

Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.

Collaboration Revenue

Collaboration revenue, which reflects 50% of gross profit from net sales of Tivdak in the U.S. by Pfizer, was DKK 433 million in 2024 compared to DKK 307 million in 2023 and DKK 332 million in 2022. The increase of DKK 126 million, or 41%, from 2023 to 2024 was primarily driven by increased sales of Tivdak. The decrease of DKK 25 million from 2022 to 2023 was primarily driven by a one-off payment in 2022 from Pfizer of approximately DKK 112 million (USD 15 million) which reflects Genmab’s share (50%) of payments received by Pfizer in connection with the sublicense of its rights to develop and commercialize tisotumab vedotin in China to Zai Lab Hong Kong, partly offset by an increase in net sales of Tivdak in 2023.

Net Product Sales

Global net sales of EPKINLY/TEPKINLY were USD 281 million in 2024. Net product sales in the U.S. and Japan by Genmab were DKK 1,743 million in 2024 compared to DKK 421 million in 2023. EPKINLY was approved in the U.S. in May 2023 and in Japan in September 2023.

Net sales of TEPKINLY in territories where Genmab receives royalty revenue were USD 28 million in 2024, with immaterial net sales in 2023 due to regulatory approvals in such territories not occurring until late 2023.

As EPKINLY is Genmab’s first commercialized product for which Genmab is recording net product sales, there were no net product sales recognized during 2022.

Refer to Note 2.2 for further details about revenue.

COST of product sales

Genmab recognized cost of product sales of DKK 985 million in 2024 compared to DKK 226 million in 2023. Cost of product sales related to EPKINLY sales is primarily comprised of profit-sharing amounts payable to AbbVie of DKK 831 million in 2024 compared to DKK 195 million in 2023, as well as product costs. There were no cost of product sales recognized during 2022 as EPKINLY was approved in the U.S. in May 2023 and in Japan in September 2023. Aside from these items, there are no other costs included within cost of product sales.

Refer to Notes 2.3, 3.5 and 5.6 for further details about cost of product sales.

Research and Development Expenses

Research and development expenses amounted to DKK 9,748 million in 2024 compared to DKK 7,630 million in 2023 and DKK 5,562 million in 2022. The increase from 2023 to 2024 of DKK 2,118 million, or 28%, was driven by the increased and accelerated advancement of epcoritamab under our collaboration with AbbVie, the addition of ProfoundBio related research and development expenses, primarily Rina-S, advancement of acasunlimab and DuoBody-CD40x4-1BB under our collaboration with BioNTech, further progression of pipeline products, and the increase in team members to support the continued expansion of our product portfolio. The increase from 2022 to 2023 of DKK 2,068 million, or 37% was driven by the increased and accelerated advancement of epcoritamab under our collaboration with AbbVie, advancement of acasunlimab

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and DuoBody-CD40x4-1BB under our collaboration with BioNTech, further progression of pipeline products, and the increase in team members to support the continued expansion of our product portfolio.

Research and development costs accounted for 72% of total research and development expenses and selling, general and administration expenses in 2024 compared to 70% in 2023 and 68% in 2022.

The following table provides information regarding our research and development expenses for 2024 as compared to 2023 and 2022.

				Percentage	Percentage
				Change	Change
(DKK million)	2024	2023	2022	2024/2023	2023/2022
Research(1)	2,137	1,507	1,222	42%	23%
Development and contract manufacturing(2)	3,555	2,324	1,556	53%	49%
Clinical(3)	3,296	3,282	2,059	0%	59%
Upfront payments(4)	—	3	155	(100)%	(98)%
Other(5)	760	514	570	48%	(10)%
Total research and development expenses	9,748	7,630	5,562	28%	37%

(1) Research expenses include, among other things, personnel, occupancy and laboratory expenses, technology access fees associated with identification of new monoclonal antibodies (mAbs), expenses associated with the development of new proprietary technologies and research activities associated with our product candidates, such as in vitro and in vivo studies, translational research, and IND enabling toxicology studies.

(2) Development and contract manufacturing expenses include personnel and occupancy expenses, external contract manufacturing costs for the scaleup and pre-approval manufacturing of drug product used in research and our clinical trials, costs for drug product supplied to our collaborators, costs related to preparation for the production of process validation batches to be used in potential future regulatory submissions, quality control and assurance activities, and storage and shipment of our product candidates.

(3) Clinical expenses include personnel, travel, occupancy costs, and external clinical trial costs including contract research organizations (CROs), investigator fees, clinical site fees, contractors and regulatory activities associated with conducting human clinical trials.

(4) Upfront payments include payments made to third parties upon entering into R&D license and collaboration agreements.

(5) Other research and development expenses primarily include share-based compensation, depreciation, amortization and impairment expenses.

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The following table shows third-party costs incurred for research, contract manufacturing of our product candidates and clinical and regulatory services for 2024 as compared to 2023 and 2022. The table also presents unallocated costs and overhead consisting of third-party costs for our preclinical stage programs, personnel, facilities, and other indirect costs not directly charged to development programs.

				Percentage	Percentage
				Change	Change
(DKK million)	2024	2023	2022	2024/2023	2023/2022
Epcoritamab	2,854	1,323	801	116%	65%
Rina-S	319	—	—	N/A	N/A
Tisotumab vedotin	263	285	319	(8)%	(11)%
Acasunlimab	707	553	369	28%	50%
DuoBody-CD40x4-1BB	514	409	242	26%	69%
Other clinical stage programs	503	743	393	(32)%	89%
Total third-party costs for clinical stage programs	5,160	3,313	2,124	56%	56%
Preclinical projects	1,491	1,132	830	32%	36%
Upfront payments	—	3	155	(100)%	(98)%
Personnel, unallocated costs and overhead	3,097	3,182	2,453	(3)%	30%
Total research and development expenses	9,748	7,630	5,562	28%	37%

Third-party costs for epcoritamab increased by DKK 1,531 million, or 116%, in 2024 as compared to 2023, primarily due to the advancement and acceleration of the epcoritamab program under Genmab’s collaboration with AbbVie. Third-party costs for epcoritamab increased by DKK 522 million, or 65%, in 2023 as compared to 2022, primarily due to the advancement and acceleration of the epcoritamab program under Genmab’s collaboration with AbbVie.

Third-party costs for Rina-S were DKK 319 million in 2024. Rina-S was acquired through the acquisition of ProfoundBio in the second quarter of 2024.

Third-party costs for tisotumab vedotin decreased by DKK 22 million, or 8%, in 2024 as compared to 2023, primarily due to the completion of certain clinical study activities in 2024. Third-party costs for tisotumab vedotin decreased by DKK 34 million, or 11%, in 2023 as compared to 2022, primarily due to the completion of certain clinical study activities in 2023.

Third-party costs for acasunlimab increased by DKK 154 million, or 28%, in 2024 as compared to 2023, primarily due to the continued advancement of the program, which Genmab obtained sole ownership during the third quarter of 2024. Third-party costs for acasunlimab increased by DKK 184 million, or 50%, in 2023 as compared to 2022, primarily due to the continued advancement and expansion of the program under Genmab’s prior collaboration with BioNTech on this project.

Third-party costs for DuoBody-CD40x4-1BB increased by DKK 105 million, or 26%, in 2024 as compared to 2023, primarily due to the continued advancement and expansion of the program under Genmab’s collaboration with BioNTech. Third-party costs for DuoBody-CD40x4-1BB increased by DKK 167 million, or

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69%, in 2023 as compared to 2022, primarily due to the continued advancement and expansion of the program under Genmab’s collaboration with BioNTech.

Third-party costs for Genmab’s other clinical stage programs decreased by DKK 240 million, or 32%, in 2024 as compared to 2023, primarily related to advancements of DuoBody-CD3xB7H4 and DuoBody-CD3xCD30 in 2024. Third-party costs for Genmab’s other clinical stage programs increased by DKK 350 million, or 89%, in 2023 as compared to 2022, primarily related to advancements of DuoBody-CD3xB7H4 and DuoBody-CD3xCD30 in 2023.

Research and development expenses related to our preclinical projects increased by DKK 359 million, or 32%, in 2024 as compared to 2023, driven by the continued investment in new and existing preclinical programs. An IND was submitted for DuoBody-FAPαxDR4 and a CTA was submitted for GEN1078. Research and development expenses related to our preclinical projects increased by DKK 302 million, or 36%, in 2023 as compared to 2022, driven by the continued investment in new and existing preclinical programs.

Upfront payments were not material in either 2024 or 2023 driven by a decrease in the number of R&D license payments recorded as expense. Upfront payments decreased by DKK 152 million, or 98%, driven by a decrease in the number of R&D license payments in 2023 as compared to 2022.

Personnel, unallocated costs and overhead decreased by DKK 85 million, or 3%, in 2024 as compared to 2023, primarily due to travel costs, which were higher in 2023 due to the upcoming launch of EPKINLY in 2023. Our research and development FTEs increased from 1,541 at the end of 2023 to 1,886 at the end of 2024. Personnel, unallocated costs and overhead increased by DKK 729 million, or 30%, in 2023 as compared to 2022, primarily due to an increase in staffing levels and the expansion of our facilities to accommodate our growth. Our research and development FTEs increased from 1,193 at the end of 2022 to 1,541 at the end of 2023.

Refer to Note 2.3, 3.1, 3.2 and 5.5 for further details about staff costs, intangible assets, property and equipment and the acquisition of ProfoundBio.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were DKK 3,790 million in 2024 compared to DKK 3,297 million in 2023 and DKK 2,676 million in 2022. The increase from 2023 to 2024 of DKK 493 million, or 15%, was driven by the continued expansion of Genmab’s commercialization capabilities through the increase in team members to support the continued launch of EPKINLY in the U.S. and Japan in 2023, and the investment in Genmab’s broader organizational capabilities. Selling, general and administration expense growth has been moderating during 2024 reflecting a focus on driving efficiency. We continue to increase team members and commercial support in a strategic manner. The increase from 2022 to 2023 of DKK 621 million, or 23%, was driven by the continued expansion of Genmab’s commercialization capabilities through the increase in team members to support the launch of EPKINLY in the U.S. and Japan in 2023, and the investment in Genmab’s broader organizational capabilities.

DKK 1,813 million, or 48% of selling, general and administrative expenses in 2024, was related to compensation of Genmab team members associated with selling, general and administrative activities, as compared to DKK 1,541 million, or 47% in 2023 and DKK 1,065 million, or 40% in 2022.

Refer to Note 2.3 and 3.2 for further details about staff costs and property and equipment.

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Selling, general and administrative expenses accounted for 28% of total research and development expenses and selling, general and administration expenses in 2024 compared to 30% in 2023 and 32% in 2022.

Acquisition and Integration Related Charges

Acquisition and integration related charges for the acquisition of ProfoundBio were DKK 300 million in 2024 compared to no acquisition and integration related charges for 2023 or 2022 as there were no acquisitions during these years.

Refer to Note 5.5 for further details about the acquisition of ProfoundBio.

OPERATING PROFIT

Operating profit was DKK 6,703 million in 2024 compared to DKK 5,321 million in 2023, an increase of DKK 1,382 million, or 26%. Operating profit was DKK 5,321 million in 2023 compared to DKK 6,267 million in 2022, a decrease of DKK 946 million, or 15%.

Financial Income and Expense

Financial income and expense was comprised of the following:

(DKK million)	2024	2023	2022

Financial income:
Interest and other financial income	995	982	324
Gain on marketable securities	364	495	92
Gain on other investments	146	72	58
Foreign exchange rate gain	2,933	391	2,715

Total financial income	4,438	1,940	3,189

Financial expenses:
Interest and other financial expenses	(120)	(70)	(39)
Loss on marketable securities	(147)	(176)	(453)
Loss on other investments	(116)	(98)	(355)
Foreign exchange rate loss	(1,594)	(1,280)	(1,664)

Total financial expenses	(1,977)	(1,624)	(2,511)

Net financial items	2,461	316	678

Interest Income

Interest income was DKK 995 million in 2024 compared to DKK 982 million in 2023 and DKK 324 million in 2022. The increase of DKK 13 million, or 1% from 2023 to 2024, was primarily driven by the higher cash and cash equivalents and marketable securities in the first half of 2024 compared to 2023, almost entirely offset by lower cash and cash equivalents and marketable securities in the second half of 2024 compared to 2023 as a result of liquidating marketable securities and using cash to purchase ProfoundBio. The increase of 658 million, or 203% from 2022 to 2023 was primarily driven by higher effective interest rates in the U.S., Europe, and Denmark.

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Foreign Exchange Rate Gains and Losses

Foreign exchange rate gain, net of DKK 1,339 million in 2024 compared to the foreign exchange rate loss, net of DKK 889 million in 2023 and foreign exchange rate gain, net of DKK 1,051 in 2022 were primarily driven by foreign exchange movements impacting Genmab’s USD denominated marketable securities and cash and cash equivalents; in particular, the USD/DKK foreign exchange rates were as follows for each period:

	December 31,	December 31,	December 31,
	2024	2023	2022
USD/DKK Foreign Exchange Rates	7.1429	6.7447	6.9722
% Increase/(Decrease)	6%	(3)%	6%

Marketable Securities Gains and Losses

Gain on marketable securities, net was DKK 217 million in 2024 compared to gain on marketable securities, net of DKK 319 million in 2023 and loss on marketable securities, net of DKK 361 million in 2022. The decrease in gain, net of DKK 102 million, or 32% from 2023 to 2024 was primarily driven by the decrease in marketable securities in the first half of 2024 to fund the acquisition of ProfoundBio and share repurchase as well as changing interest rate outlooks for the U.S., primarily in the fourth quarter of 2024. The increase in gain, net of DKK 680 million, or 188% from 2022 to 2023, was primarily driven by interest rate outlooks for the U.S. and Europe.

Other Investments

Gains on other investments, net were DKK 30 million in 2024, losses on other investments, net were DKK 26 million in 2023 and DKK 297 million in 2022. The net gains and losses in 2024 and 2023 were primarily driven by changes in fair value of Genmab’s investments in certain strategic investment funds. The losses in 2022 were primarily driven by the change in fair value of Genmab’s investment in common shares of CureVac.

Refer to Notes 4.2 and 4.5 for further details regarding foreign currency risk and net financial items, respectively.

CORPORATE TAX

Corporate tax expense was DKK 1,320 million in 2024 compared to DKK 1,285 million in 2023 and DKK 1,493 million in 2022. Genmab’s estimated annual effective tax rate was 14.4% in 2024 compared to 22.8% in 2023 and 21.5% in 2022. The decrease from 2023 to 2024 in Genmab’s effective tax rate was primarily due to the integration of ProfoundBio which allowed for the deduction of previously unrecognized deferred tax assets in 2024. The increase from 2022 to 2023 in Genmab’s effective tax rate was mainly driven by the increase of unrecognized deferred tax assets.

We anticipate that our effective tax rate should be closer to the Danish statutory rate of 22% going forward.

Refer to Note 2.4 for additional information regarding the corporate tax, deferred tax assets and deferred tax liabilities including management’s significant judgements and estimates.

NET PROFIT

Net profit for 2024 was DKK 7,844 million compared to DKK 4,352 million in 2023 and DKK 5,452 million in 2022. The changes in net profit for the periods were driven by the items described above.

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Liquidity and Capital Resources

	December 31,
(DKK million)	2024	2023
Marketable securities	11,243	13,268
Cash and cash equivalents	9,858	14,867
Shareholders' equity	36,697	31,610

As of December 31, 2024, cash and cash equivalents and marketable securities denominated in USD represented 85% of Genmab’s total cash and cash equivalents and marketable securities compared to 90% as of December 31, 2023.

Marketable securities are invested in highly secure and liquid investments with short effective maturities. As of December 31, 2024, 71% of Genmab’s marketable securities were long-term A rated or higher, or short-term rated A-1 / P-1 by S&P, Moody’s or Fitch compared to 72% as of December 31, 2023.

As of December 31, 2024, DKK 9,858 million, as compared to DKK 14,867 million as of December 31, 2023, was held as cash and cash equivalents, and as of December 31, 2024, DKK 11,243 million, as compared to DKK 13,268 million as of December 31, 2023, was held as liquid investments in short-term government and other debt instruments.

Cash and cash equivalents included short-term marketable securities of DKK 82 million at the end of December 2024, compared to DKK 1,353 million at the end of December 2023. In accordance with Genmab’s accounting policy, securities purchased with a maturity of less than 90 days at the date of acquisition are classified as cash and cash equivalents.

Genmab requires cash to meet our operating expenses and capital expenditures. We have funded our cash requirements since inception, including through December 31, 2024, primarily with royalty and milestone payments from our partners, upfront payments, and equity financing. Genmab expects to continue to fund a significant portion of our development costs for proprietary product candidates as well as commercialization activities with cash received from royalties and milestone payments from partners, and net sales of Genmab products.

During the fourth quarter of 2024, Genmab entered into an unsecured three-year revolving credit facility (“Credit Facility”) of up to USD 300 million with a syndicate of lenders. Genmab intends to use the Credit Facility to finance working capital needs, and for general corporate purposes, of Genmab A/S and its subsidiaries. The Credit Facility includes options to increase the size of the facility up to USD 500 million as well as the ability to extend for an additional two years. The Credit Facility contains certain customary financial covenants. As of December 31, 2024, there were no outstanding amounts due on, nor any usage of, the Credit Facility and Genmab was in compliance with all financial covenants.

Genmab’s expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion. In order to advance our product candidates toward commercialization, the product candidates are tested in numerous preclinical safety, toxicology and efficacy studies. Genmab then conducts clinical trials for those product candidates that take several years or more to complete. The length of time varies substantially based upon the type, complexity, novelty and intended use of a product candidate. The cost of clinical trials may vary significantly over the life of a project as a result of a variety of factors, including: the number of patients required in the clinical trials; the length of time required to

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enroll trial participants; the number and location of sites included in the trials; the costs of producing supplies of the product candidates needed for clinical trials and regulatory submissions; the safety and efficacy profile of the product candidate; the use of CROs to assist with the management of the trials; and the costs and timing of, and the ability to secure, regulatory approvals.

Genmab’s expenses also fluctuate from period to period based on the degree of activities with collaborative partners, timing of manufacturing campaigns, numbers of patients enrolled in clinical trials and the outcome of each clinical trial event. As a result, Genmab is unable to determine with any degree of certainty the anticipated completion dates, duration and completion costs of research and development projects, or when and to what extent Genmab will receive cash inflows from the commercialization and sale of any product candidates. Genmab also cannot predict the actual amount or timing of future royalties and milestone payments, and these may differ from estimates.

Genmab expects to increase operating expenditures and make additional capital outlays over the next several years as Genmab supports preclinical development, manufacturing, clinical trial activities, product collaborations, commercialization activities and additional hiring of staff. As spending increases on research, development, business development and /or activities related to mergers and acquisitions, and commercialization activities related to product collaborations, Genmab may be required to make certain capital outlays against which Genmab expects to receive reimbursement to the extent the outlay exceeds Genmab’s share under the applicable collaboration agreement. Genmab expects that the time-lag between the expenditure by Genmab, and the reimbursement by a partner of its relevant share, may increase Genmab’s working capital needs. To the extent Genmab’s capital resources are insufficient to meet future capital requirements, Genmab will need to finance operating requirements and other cash needs through the use of the Credit Facility, public or private equity offerings, debt financings, or additional corporate collaboration and licensing arrangements.

Refer to Notes 4.1, 4.2 and 4.4 for additional information regarding our external source of liquidity, financial, risks and marketable securities, respectively.

Cash Flows

The following table provides information regarding Genmab’s cash flow for 2024, 2023 and 2022.

Cash Flow (DKK million)	2024	2023	2022
Cash provided by operating activities	7,771	7,380	3,912
Cash (used in) investing activities	(9,907)	(1,282)	(2,761)
Cash (used in) financing activities	(3,919)	(606)	(789)
Increase in cash and cash equivalents	(6,055)	5,492	362

Exchange rate adjustments	1,046	(518)	574

Net cash provided by operating activities is primarily related to our operating profit, changes in operating assets and liabilities, reversal of net financial items, and adjustments related to non-cash transactions. Cash provided by operating activities increased in 2024 compared to 2023 primarily driven by an increase in net profit before tax of DKK 3.5 billion, an increase in non-cash transactions of DKK 368 million, and a decrease in taxes paid of DKK 724 million in 2024 compared to 2023, partly offset by significant AbbVie milestones achieved during the fourth quarter of 2022 with related cash received during 2023 and an increase in DARZALEX royalty receivables in the fourth quarter of 2024 compared to the fourth quarter of 2023. Cash provided by operating activities increased in 2023 compared to 2022 primarily driven by significant AbbVie

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milestones achieved during the fourth quarter of 2022 with related cash received during 2023, cash received for DARZALEX royalties in 2023, and higher corporate tax payments made in 2023 compared to 2022.

Net cash (used in) investing activities primarily reflects cash used in making acquisitions, differences between the proceeds received from the sale and maturity of our investments and amounts invested, and the cash paid for investments in tangible and intangible assets. The increase from 2023 to 2024 in net cash (used in) investing activities is primarily driven by the acquisition of ProfoundBio, partly offset by the sales and maturities of marketable securities exceeding purchases in 2024, compared to purchases exceeding sales and maturities in 2023. The decrease from 2022 to 2023 in net cash (used in) investing activities is primarily driven by purchases of marketable securities exceeding sales and maturities to a greater extent during 2022 compared to 2023.

Net cash (used in) financing activities is primarily related to the purchase of treasury shares, exercise of warrants, lease payments, and payment of withholding taxes on behalf of employees on net settled Restricted Stock Units (RSUs). The increase from 2023 to 2024 in net cash (used in) financing activities is primarily driven by cash payments for the purchase of treasury shares of DKK 3,879 million in 2024 compared to DKK 564 million in 2023. The decrease from 2022 to 2023 in net cash (used in) financing activities is primarily driven by cash payments for the purchase of treasury shares of DKK 564 million in 2023 compared to DKK 908 million in 2022.

Exchange rate adjustments represent foreign currency gains or losses on Genmab’s cash and cash equivalents, primarily driven by our cash and cash equivalents holdings denominated in USD. The USD/DKK foreign exchange rate increased 6% in 2024, decreased 3% in 2023 and increased 6% in 2022.

BALANCE SHEET

As of December 31, 2024, total assets were DKK 45,811 million, compared to DKK 35,289 million as of December 31, 2023. As of December 31, 2024, assets are mainly comprised of intangible assets of DKK 12,343 million, primarily made up of intangible assets acquired in the ProfoundBio acquisition, marketable securities of DKK 11,243 million, current receivables of DKK 6,590 million, cash and cash equivalents of DKK 9,858 million and DKK 2,535 million of goodwill related to the acquisition of ProfoundBio. The current receivables consist primarily of amounts related to royalties from our collaboration agreements. The credit risk related to our receivables is not material based on no historical credit losses as well as the high-quality nature of Genmab’s collaboration partners and limited number of distributors with high credit standing.

Refer to Note 3.6 for additional information regarding receivables and Note 5.5 for additional details related to the acquisition of ProfoundBio.

As of December 31, 2024, total liabilities were DKK 9,114 million compared to DKK 3,679 million as of December 31, 2023. The increase in total liabilities of DKK 5,435 million, or 148%, was primarily driven by the DKK 2,359 million deferred tax liability related to the acquisition and integration activities for ProfoundBio, an increase of DKK 1,656 million in corporate taxes payable due to Genmab’s net profit before tax, an increase of DKK 1,170 million in accruals related to the expansion of our product pipeline, and an increase in lease liabilities of DKK 259 million driven by the commencement of a lease in the U.S. with respect to office and laboratory space.

Shareholders’ equity as of December 31, 2024 was DKK 36,697 million compared to DKK 31,610 million as of December 31, 2023. The increase of DKK 5,087 million, or 16%, was driven primarily by Genmab’s net profit for the period and share-based compensation expenses, partly offset by the purchase of treasury shares.

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Genmab’s equity ratio was 80% as of December 31, 2024 compared to 90% as of December 31, 2023. The decrease was primarily attributable to assets acquired in the acquisition of ProfoundBio, net of cash paid, in addition to the share buy-back completed in June 2024 that offset Genmab’s net profit for the period.

LEGAL MATTERS – J&J BINDING ARBITRATIONS

In September 2020, Genmab commenced arbitration against J&J with respect to two different provisions of our license agreement for daratumumab, both relating to royalties payable to Genmab on net sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration). In April 2022, the arbitral tribunal issued an award in that arbitration denying both of Genmab’s claims. Genmab did not seek review of the award. On June 9, 2022, Genmab commenced a second arbitration against J&J under the license agreement, in which Genmab sought additional compensation from J&J with respect to SC daratumumab based on Genmab’s position that the award in favor of J&J in the first arbitration was premised on that tribunal’s determination that IV daratumumab and SC daratumumab were separate “Licensed Products” as that term is defined in the license agreement. Genmab’s claim in that second arbitration was denied by the tribunal on April 21, 2023 on the ground that it should have been brought in the first arbitration, and the dismissal was affirmed by an appellate arbitrator on January 23, 2024.

In June 2024, Chugai Pharmaceutical Co., Ltd. filed a lawsuit in the Tokyo District Court, Japan against AbbVie’s and Genmab’s subsidiaries in Japan asserting that their activities with EPKINLY (epcoritamab) in Japan infringe two Japanese patents held by Chugai, JP6278598 and JP6773929. Chugai is claiming damages and injunctive relief.

Genmab and AbbVie believe that the two Japanese patents are invalid and not infringed and intend to vigorously defend against the lawsuit, and thus no provision has been recorded related to this matter.

Refer to Note 5.7 for further details about contingencies.

Financial Review – Parent

REVENUE

Genmab A/S’s revenue was DKK 22,167 million in 2024 compared to DKK 17,126 million in 2023. The increase of DKK 5,041 million, or 29%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with J&J and Novartis, respectively. Increased EPKINLY intercompany net product sales, driven by a strong product launch in 2023 with a full year of net sales in 2024, also contributed to increased revenue in 2024.

Financial Income and Expense

Genmab A/S’ financial income was DKK 17,404 million in 2024 compared to DKK 2,199 million in 2023. The increase of DKK 15,205 was primarily driven by the DKK 13.0 billion of dividend income Genmab A/S received related to the sale of ProfoundBio US intangible assets to Genmab A/S.

Genmab A/S’ financial expense was DKK 12,239 million in 2024 compared to DKK 1,871 million in 2023. The increase of DKK 10,368 was primarily driven by the DKK 10.4 billion impairment related to Genmab A/S’ investment in subsidiaries.

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Refer to Note 14 in the parent company financial statements for further details related to the transfer of ProfoundBio US intangible assets to Genmab A/S.

Risk Management

Genmab has core facilities in five countries that perform research and development activities with clinical trials conducted around the globe. We also have commercial and sales organizations in the U.S. and Japan with manufacturing support activities in Europe. Through our activities, we are exposed to a variety of risks, some of which are inherent in our business and/or beyond our control including sustainability-related risks. These risks may have a significant impact on our business if not properly assessed and controlled. Maintaining a strong control environment, with adequate procedures for identification, prioritization and assessment of risks and adhering to operational policies designed to reduce such risks to an acceptable level, is essential for the continued evolution of Genmab. It is our policy to identify and reduce the risks derived from our operations and to establish insurance coverage and other enterprise risk reduction and resilience mechanisms to mitigate any residual risk, wherever considered practicable. The Audit and Finance Committee of the Board performs a yearly review of Genmab’s Enterprise Risk Program and relevant insurance coverage to ensure that they are appropriate for Genmab. For further information about the risks and uncertainties that Genmab faces, refer to the current Form 20-F filed with the SEC.

The use of data, as defined in the Danish Financial Statements Act, both personal and non-personal, is essential to fulfilling Genmab’s core purpose; and Genmab is committed to handling data with integrity and in an ethical and compliant manner considering the impact our actions may have on individuals and society.

Genmab has a policy for Data Ethics in compliance with Section 99d of the Danish Financial Statements Act in which Genmab adopted the Data Ethics principles of the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA).

These principles complement and strengthen already existing Genmab policies and procedures, and they focus on the following areas:

1.	Autonomy: Respect individuals’ privacy, protect their rights, and honor confidentiality
2.	Transparency: Individuals should be able to understand how their personal data is used
3.	Data Quality: The best quality data available should be used to make decisions
4.	Fairness and Non-discrimination: Data acquisition should be inclusive, equitable, and seek to support the industry’s mission of responding to the needs of all patients
5.	Ethics by Design: Controls to prevent harm and risks to individuals should be built into the design of data architecture and data processing
6.	Responsible Data Sharing: Data sharing should be based on processes that actively and consistently consider, prioritize, and protect individual rights
7.	Responsibility and Accountability: Data Ethics Principles should be operationalized through effective governance, clear standards, training, monitoring activities, and disciplinary sanctions

Genmab will continue to focus on these principles, particularly in the areas of data privacy, DE&I, clinical trials, and the application of new technologies (e.g., Artificial Intelligence and Machine Learning), where policies, processes, and training materials will be aligned with the above-mentioned principles. The Genmab Data Ethics policy and its principles are anchored in the Genmab Code of Conduct as part of the overall Genmab Compliance program.

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The following is a summary of Genmab’s key risk areas, including sustainability-related risks, and how we address and mitigate such risks.

Risk related to	Risk areas	Mitigation	Risk trend
Business and Products

The identification and development of successful products is expensive and includes time-consuming clinical trials with uncertain outcomes and the risk of failure to obtain regulatory approval in one or more jurisdictions.

Genmab has a disciplined approach to investment, focusing on areas with the potential to maximize success, including new technologies and formats, scaling up to expand from early- to late-stage development and commercialization. Genmab has established various committees to ensure optimal selection of disease targets and formats of our antibody candidates, and to monitor progress of preclinical and clinical development. We strive to have a well-balanced product pipeline, continuing to search for and identify new product candidates, and closely monitoring the market landscape.

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Genmab is dependent on the identification and development of new proprietary technologies and access to new third-party technologies. This exposes us to safety issues as well as other failures and setbacks related to use of such new or existing technologies.

Genmab strives to identify and develop new antibody-based products that harness new antibody technologies, such as the DuoBody, HexaBody, DuoHexaBody and HexElect technology platforms, ADC technology, and gain access to competitive and complementary new third-party technologies. We closely monitor our preclinical programs and clinical trials to mitigate any unforeseen safety issues or other failures, or setbacks associated with the use of these technology platforms.

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Genmab faces ongoing uncertainty about the successful commercialization of product candidates. This is a result of factors including immense competition on the basis of cost and efficacy as well as rapid technological change, which may result in others discovering, developing or commercializing competing products before and/or more successfully than us.

From early in the research phase and throughout development, commercial potential and product commercialization, associated risks are assessed to ensure that final products have the potential to be commercially viable. Genmab attempts to control commercial risks in part by regularly monitoring and evaluating current market conditions, competing products and new technologies, to potentially gain access to new technologies and products that may supplement our pipeline. Genmab also strives to ensure market exclusivity for its own technologies and products by seeking patent protection. Genmab engages with patients and caregivers to gather insights and improve patient outcomes.

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Risk related to	Risk areas	Mitigation	Risk trend

Genmab’s near- and mid-term prospects are substantially dependent on continued clinical and commercial success of DARZALEX.

The impact of DARZALEX patent expirations, typically followed by the introduction of competing generic, biosimilar or other products could have an adverse impact on Genmab’s future royalty revenue.

DARZALEX is subject to intense competition in the multiple myeloma therapy market.

Genmab focuses on its three-pronged strategy of focusing on our core competence, turning science into medicine and building a profitable and successful biotech to develop a broad pipeline of unique best-in-class or first-in-class antibody products with significant commercial potential. In addition, Genmab maintains a strong cash position, disciplined financial management, and a flexible and capital efficient business model to mitigate potential setbacks related to DARZALEX.

To address the impact of DARZALEX loss of exclusivity, Genmab intends to mitigate this risk through its strong foundation in science and investments in launched medicines as well as its existing, and potential acquisition of new, late-stage assets. Genmab manages and maintains efficient operations through focused prioritization and increased productivity.

Including DARZALEX there are eight commercialized medicines on the market that drive significant recurring revenue for the company. In 2020, two additional Genmab-created antibody products, Kesimpta and TEPEZZA, were approved by the U.S. FDA. In 2021, 2022, and 2023, respectively, Genmab’s bispecific DuoBody technology was the basis for the DuoBody-based medicines RYBREVANT, TECVAYLI and TALVEY, which were approved by the U.S. FDA and the EC. All of these provide Genmab with additional recurring royalty revenue. Tivdak, Genmab’s first medicine, in development with Pfizer, was approved by the U.S. FDA and product sales of Tivdak commenced in 2021. EPKINLY/TEPKINLY, Genmab’s second medicine, in development with AbbVie, was approved by the U.S. FDA, the Japan MHLW and the EC and product sales of EPKINLY/TEPKINLY commenced in 2023. In addition, we currently have two wholly owned programs, Rina-S and acasunlimab, which moved into Phase 3 development in 2024.

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Genmab has exposure to product liability claims related to the use or misuse of our products and technologies.

Product liability claims and/or litigation could materially affect our business and financial position, and Genmab therefore strives to maintain internal processes for the review, approval, and compliant use of promotion materials and also maintains appropriate product liability insurance for our clinical trials and our approved products and other coverage required under applicable laws.

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Our core research and manufacturing activities are carried out at a limited number of locations. Any event resulting in Genmab’s or our vendors’/suppliers’ inability to operate these facilities could materially disrupt our business.

Genmab employs oversight and quality risk management principles. In addition, Genmab follows current Good Laboratory Practices (cGLP) and current Good Manufacturing Practices (cGMP) and requires that our vendors operate with the same standards. Genmab’s quality assurance (QA) department ensures that high-quality standards are set and monitors adherence to these practices.

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Risk related to	Risk areas	Mitigation	Risk trend

If we are unable to effectively manage Genmab’s fast-paced growth, or maintain our commercialization and other capabilities at adequate levels, and control operating costs within the scope of our overall business as well as properly integrate acquisitions, financial condition and net profits may be adversely affected. Any business disruption or failure to properly manage growth, maintain capabilities and transformation in a manner that reflects and supports our organizational strategies and priorities, while assuring ethical business practices, prudent risk management, and commercial compliance, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have experienced rapid growth over the last several years. We anticipate additional growth as our pipeline advances and we continue product commercialization activities. Such growth, including maintaining and enabling R&D, commercialization, and support functions, has placed significant demands on our management and infrastructure, including new operational and financial systems, as well as extending manufacturing and commercial outsource arrangements. Our success will depend in part upon our ability to manage and maintain operations and integrate acquisitions effectively through leadership, focused prioritization, increased productivity and talent management to maintain our values-based, collaborative culture. As we continue to grow and evolve, we must continuously improve our operational, commercial, compliance, financial and management practices, and controls.

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Genmab is subject to government regulations on pricing/public reimbursement as well as other healthcare payer cost-containment initiatives; increased pressures by governmental and third-party payers to reduce healthcare costs.

Genmab strives to develop differentiated antibody medicines that bring meaningful impact to patients and health systems and are well-positioned to secure reasonable price reimbursement by government healthcare programs and private health insurers. The impact our science has on patients today and in the future, particularly those with few treatment options, drives the value of our medicines. Genmab’s U.S. Government Affairs & Policy department interacts with U.S. federal and state policymakers to advance policies aimed at improving patients’ lives through access to quality healthcare and innovative science. Genmab’s U.S. Market Access department educates payers on the value of our products and works across the healthcare system to help ensure all appropriate patients gain access to our innovative medicines.

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Strategic Collaborations	Genmab is dependent on existing partnerships with major pharmaceutical or biotech companies to support our business and develop and extend the commercialization of our products.

Our business may suffer if our collaboration partners do not devote sufficient resources to our programs and products, do not successfully maintain, defend and enforce their intellectual property rights or do not otherwise have the ability to successfully develop or commercialize our products, independently or in collaboration with others. Our business may also suffer if we are not able to continue our current collaborations or establish new collaborations. Genmab strives to be an attractive and respected collaboration partner, and to pursue a close and open dialogue with our collaboration partners to share ideas and align on best practices and decisions within clinical development and commercial operations to increase the likelihood that we reach our goals.

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Risk related to	Risk areas	Mitigation	Risk trend

Genmab is primarily dependent on one contract manufacturing organization (CMO) and individual sites at the CMO to produce and supply our product candidates. Genmab is also dependent on clinical research organizations to conduct key aspects of our clinical trials, and on collaboration partners to conduct some of our clinical trials.

CMOs may be subject to or affected by various U.S. legislation, executive orders, regulations, or investigations.

Genmab oversees outsourcing and partnership relationships to ensure consistency with strategic objectives and service provider compliance with regulatory requirements, resources, and performance. This includes assessment of contingency plans, availability of alternative service providers and costs and resources required to switch service providers. We continually evaluate financial solvency and require our suppliers to abide by a code of conduct consistent with Genmab’s Code of Conduct.

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Risk related to	Risk areas	Mitigation	Risk trend
Regulation, Legislation, and Compliance

Genmab is subject to extensive legislative, regulatory and other requirements during preclinical and clinical development, commercialization, and post-marketing approval, including healthcare, marketing/labelling/promotion, fraud and abuse, competition/antitrust laws, and regulations, as well as transparency, privacy and data protection and other requirements.

Genmab is subject to strict disclosure obligations under applicable laws and regulations globally, including the EU Market Abuse Regulation and the U.S. Inflation Reduction Act (IRA). Being listed on the Nasdaq Global Select Market, we are subject to additional U.S. regulatory requirements, including U.S. securities laws and the U.S. Foreign Corrupt Practices Act, and may become more exposed to U.S. class actions.

To ensure compliance with applicable healthcare laws and regulations, Genmab has established a compliance program, including a Code of Conduct that is regularly evaluated and sets high ethical standards on which all colleagues receive regular training. Genmab also maintains a Speak Up Policy and Hotline for reporting and response to potential misconduct. Our head of Global Compliance reports directly to the CEO.

Genmab is committed to transparency of clinical trial research and has published our Clinical Trial Transparency Declaration. Genmab is also committed to ensuring equal access to Genmab clinical trials and that patients participating in our trials are representative of those living with the disease being studied.

Genmab respects the privacy, protection, and appropriate use of data by ensuring compliance with all applicable privacy and data protection laws, regulations, and other standards. In support of this commitment, Genmab established its Global Data Privacy Office supported by a cross-functional team of privacy subject matter experts, including a Data Protection Officer, who collaborate in the development and maintenance of a forward-looking Global Data Privacy Program that seeks address shifts in both the internal and external environments, along with emerging challenges in the privacy and data protection regulatory landscape. The Program, through its policies, procedures, and centralized guidance for processing personal data, seeks to drive organizational accountability and empower Genmab colleagues, and our third party partners, to handle personal data consistent with our values of ethical behavior, integrity, fairness, inclusion, and transparency.

To further support compliance with regulatory, legal, and other requirements applicable to our business and operations, including current Good Laboratory Practices (cGLP), current Good Clinical Practices (cGCP) and current Good Manufacturing Practices (cGMP), Genmab’s QA department is staying abreast of and adhering to regulatory and legislative changes relevant to quality standards.

Genmab has also established relevant procedures and guidelines to ensure transparency with respect to providing timely, adequate, and correct information to the market and otherwise complying with applicable securities laws and other legal and regulatory requirements.

Genmab has an Internal Audit function that reports to the Audit and Finance Committee of the Board and administratively reports to the CFO.

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Legislation, regulations, industry codes and practices, and their application may change from time to time.

To prevent unwarranted consequences of new and amended legislation, regulations, etc., Genmab strives to stay current with respect to all applicable legislation, regulations, industry codes and practices by means of its internal compliance function and related governance bodies as well as internal and external legal counsel. Also, internal procedures for review and refinement of contracts are ongoing to ensure contractual consistency and compliance with applicable legislation, regulation, and other standards.

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Risk related to	Risk areas	Mitigation	Risk trend
Intellectual Property

Genmab is dependent on protecting our own intellectual property rights to regain our investments and protect our competitive positions.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property which could result in costly litigation and unfavorable outcomes.

Claims may be asserted against us that we infringe the intellectual property of third parties, which could result in costly litigation and unfavorable outcomes.

Genmab files and prosecutes patent applications to optimally protect its products and technologies. To protect trade secrets and technologies, Genmab maintains strict confidentiality standards and agreements for employees and collaborating parties.

Genmab actively monitors third-party patent positions within our relevant fields to avoid violating any third-party patent rights.

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Finances	Genmab may need additional funding.

Because Genmab’s future commercial potential and operating profits are hard to predict, Genmab’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and a continuous advancement of Genmab’s product pipeline and business in general. Genmab also has access to revolving loan facility totaling USD 300 million, with options to increase size of the facility up to USD 500 million, which can be drawn down upon as another source of additional funding.

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Genmab is exposed to different kinds of financial risks, including currency exposure and changes in interest rates as well as changes in Danish, U.S. or foreign tax laws or related compliance requirements.

Genmab has established financial risk management guidelines to identify and analyze relevant risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits. Please refer to Note 4.2 of the financial statements for additional information regarding financial risks.

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Management and Workforce	Genmab may have an inability to attract and retain suitably qualified team members as it continues to evolve.

To attract and retain our highly skilled team, including the members of Genmab’s Executive Management, Genmab offers competitive remuneration packages, including share-based remuneration.

Genmab strives to create a positive, safe, and energizing working environment. Genmab has strong core values that nourish high-integrity and ethical behavior, respectful and candid tone and a culture which prizes diversity, as well as trust and teamwork.

Genmab has implemented strategies such as diversifying recruitment efforts, cross-training employees, fostering a culture of knowledge sharing, investing in talent development programs, and promoting a supportive work environment that values employee well-being and career growth.

Please refer to Note 4.6 of the financial statements for additional information regarding share-based compensation.

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Risk related to	Risk areas	Mitigation	Risk trend
Cybersecurity

Genmab may be subject to malicious cyber attacks, and with the increased use of artificial intelligence within the biopharmaceutical industry, can lead to the theft or leakage of intellectual property, sensitive business data, or personal employee or patient data, with the result of significant business disruptions, negative impacts to patient or employee privacy, monetary loss or fines from authorities, or reputational damage.

Genmab has implemented security controls and processes to enhance the identification of potential data/systems security issues and mitigate the risk of security breaches. Genmab makes use of the National Institute of Standards and Technology (NIST) Cybersecurity Framework and other security standards to define and implement such security controls. Due to the continually changing threat environment, regular assessments are executed to ensure that implemented security controls and processes follow the threat profile of the Company and effectively support Genmab’s ambitious business strategy. The risk of security breaches is regarded as enterprise risk and the Company’s threat profile, the security program and security incidents are presented and discussed in meetings of the Global Compliance and Risk Committee and the Audit and Finance Committee of the Board.

Genmab’s Cybersecurity Program, in conjunction with Genmab’s Global Data Privacy Program, collaborate to manage and mitigate any cybersecurity and data privacy threats to the personal data processed in our systems and by our third party partners.

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Environment

Genmab could face transitional risks by its inability to manage the carbon footprint and energy mix from our business operations and physical risks from climate-related events that may impact our business operations or that of our third-party partners or suppliers.

Genmab has oversight and manages its carbon footprint Scope 1 and 2 emissions from its business operations. Genmab is committed to tracking the Scope 3 emissions carbon footprint by partnering with suppliers.

Genmab makes use of scenario analysis to evaluate risks and opportunities due to the rapid pace of world climate change. Genmab’s work with climate strategy, carbon reduction targets, climate-related financial risk, relevant prevention, and mitigation measures are presented to and reviewed by the Board biannually.

Refer to the sustainability statements for details of Genmab’s targets in the future to mitigate risks.

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Risk Level in Relation to Last Year: = Unchanged < Decreased > Increased

Enterprise Risk Management

As an international biotech company dedicated to improving the lives of cancer patients around the world, Genmab operates within a heavily regulated environment that exposes us to an ever-evolving set of risks, some of which are beyond our control. Genmab has core facilities in five countries, conduct activities in additional areas, and perform an array of essential innovation, research, development, manufacturing activities, commercial operations, and support functions, all of which pose risks to our operations and success. Specifically, these operations and activities expose us to risks that include but may not be limited to financial, research and development, regulatory, IT/data/technology, staffing, compliance, legal, and also environmental risks.

In order to assure that we are positioned to effectively identify and mitigate the potential impacts of these risks, Genmab has dedicated resources toward enabling its ERM framework under the Global Compliance & Risk function that reports directly to the CEO. In concert with a refreshed Code of Conduct, company policies and procedures, Genmab has chartered a Global Compliance and Risk Governance Committee (GCRC) co-chaired by the CEO and the head of Compliance & Risk. Genmab has also updated its risk model and

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framework to include enhanced risk oversight, mitigation, governance, and reporting, all of which we believe positions us to better manage the risks associated with our business, now and into the future.

●	Board and Audit and Finance Committee: Board delegates ERM/Risk oversight to the Audit and Finance Committee but retains visibility of ERM progress. The Audit and Finance Committee is accountable to ensure management appropriately manages the risks to the business.
●	Executive Management: Maintains ultimate ownership of and accountability for management of top risks, enabling proper linkage of risk management to strategic initiatives and business decisions.
●	GCRC: Validates risk identification, prioritization, strategic and tactical ownership of risk mitigation plans and reporting.
●	ERM Framework: Routinely gathers risks, evaluates with risk sponsors, prioritizes, and reports to the GCRC, Executive Management and Board, driving risk discussions, and supporting risk sponsors and management in facilitating ERM processes, risk-intelligent decision-making, and key risk capabilities.
●	Risk Sponsors and Business Champions: Manage risks in the normal course of business, executing risk plans/mitigation activities, and monitoring and reporting key risk information.

Corporate Governance

Genmab works diligently to improve its guidelines and policies for corporate governance, taking into account the recent trends in international and domestic requirements and recommendations. Genmab’s commitment to corporate governance is based on ethics and integrity and forms the basis of its effort to strengthen the confidence that existing and future shareholders, partners, employees, and other stakeholders have in Genmab. The role of shareholders and their interaction with Genmab is important. Genmab believes that open and transparent communication is necessary to maintain the confidence of Genmab’s shareholders and achieves this through company announcements, investor meetings and company presentations. Genmab is committed to providing reliable and transparent information about its business, financial results, development programs and scientific results in a clear and timely manner.

All Danish companies listed on the Nasdaq Copenhagen are required to disclose in their annual reports how they address the Recommendations for Corporate Governance issued by the Committee on Corporate Governance in December 2020 (the “Recommendations”), applying the “comply-or-explain” principle.

Genmab follows the Recommendations, except for one specific sub-area where Genmab’s corporate governance principles differ from the Recommendations:

●	The Recommendations provide that according to a company’s takeover contingency procedures, the Board abstains from countering any takeover bids by taking actions that seek to prevent the shareholders from deciding on the takeover bid, without the approval of the general meeting. Genmab does not have such a restriction in its takeover contingency procedures and retains the right in certain circumstances to reject takeover bids without consulting the shareholders. Genmab believes this provides the Board with the needed flexibility to best respond to takeover bids and to negotiate with bidders; retaining this flexibility helps the Board meet its objectives in protecting and creating value in the interest of the shareholders. Actions will be determined on a case-by-case basis

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with due consideration of the interests of the shareholders and other stakeholders.

Genmab publishes its statutory report on Corporate Governance for the financial year 2024 cf. Article 107b of the Danish Financial Statements Act (“Lovpligtig redegørelse for virksomhedsledelse jf. årsregnskabslovens § 107 b”) on the Company’s website, including a detailed description of the Board’s consideration in respect of all the Recommendations. The statutory report on Corporate Governance can be found on Genmab’s website https://ir.genmab.com/corporate-governance.

THE BOARD OF DIRECTORS

The Board is responsible for setting the overall strategy and goals for Genmab and monitoring its operations and results. Board duties include establishing policies for strategy, accounting, organization and finance and the appointment of Executive Management members. The Board also assesses Genmab’s capital and share structure and is responsible for approving share issues and the grant of warrants and RSUs.

The Board has established an annual process whereby the Board’s performance is assessed through self-evaluation to verify that the Board is capable of fulfilling its function and responsibilities. When performing these evaluations external assistance is obtained every year. The outcome of the Board‘s 2024 self-assessment was positive with only minor areas for improvement identified.

BOARD COMMITTEES

To support the Board in its duties, the Board has established and appointed a Compensation Committee, an Audit and Finance Committee, a Nominating and Corporate Governance Committee and a Scientific Committee. These committees are charged with reviewing issues pertaining to their respective fields that are due to be considered at Board meetings. Written charters specifying the tasks and responsibilities for each of the committees are available on Genmab’s website www.genmab.com.

For more details on the work, composition and evaluation of the Board and its committees, reference is made to the statutory report on Corporate Governance.

Remuneration policy

A Remuneration Policy applying to the compensation of members of the Board and the registered Executive Management of Genmab A/S has been prepared in accordance with Sections 139 and 139a of the Danish Companies Act and was most recently considered and adopted by the 2024 Annual General Meeting pursuant to the Danish Companies Act (in Danish “Selskabsloven”). The Remuneration Policy contains an exhaustive description of the remuneration components for members of the Board and the registered Executive Management and includes the reasons for choosing the individual components of the remuneration and a description of the criteria on which the balance between the individual components of the remuneration is based. The latest version can be downloaded from Genmab’s website https://ir.genmab.com/compensation.

COMPENSATION REPORT

In accordance with the Recommendations, Genmab has prepared a compensation report for the financial year 2024 that includes information on the total remuneration received by each member of the Board and the registered Executive Management of Genmab A/S for the last four years, including information on the most important content of retention and resignation arrangements and the correlation between the remuneration and company strategy and relevant related goals (the “Compensation Report”). The Compensation Report can be found on Genmab’s website https://ir.genmab.com/compensation.

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CHANGE OF CONTROL

The Danish Financial Statements Act (Section 107a) contains rules relating to listed companies with respect to certain disclosures that may be of interest to the stock market and potential takeover bidders, in particular in relation to disclosure of change of control provisions. In the event of a change of control, change of control clauses are included in some of our collaboration, development, and license agreements as well as in service agreements for certain employees.

Collaboration, Development and License Agreements

Genmab has entered into collaboration, development and license agreements with external parties, which may be subject to renegotiation in the case of a change of control event as specified in the individual agreements. However, any changes in the agreements are not expected to have significant impact on our financial position.

Service Agreements with Executive Management and Employees

The service agreements with each registered member of the Executive Management may be terminated by Genmab with no less than 12 months’ notice and by the registered member of the Executive Management with no less than six months’ notice. In the event of a change of control of Genmab, the termination notice due to the registered member of the Executive Management is extended to 24 months. In the event of termination by Genmab (unless for cause) or by a registered member of Executive Management as a result of a change of control of Genmab, Genmab is obliged to pay a registered member of Executive Management a compensation equal to his/her existing total salary (including benefits) for up to two years in addition to the notice period.

In addition, Genmab has entered into service agreements with a limited number of employees according to which Genmab may become obliged to compensate the employees in connection with a change of control of Genmab. If Genmab, as a result of a change of control, terminates the service agreement without cause or changes the working conditions to the detriment of the employee, the employee shall be entitled to terminate the employment relationship without further cause with one month’s notice in which case Genmab shall pay the employee a compensation equal to one-half, one or two times the employee’s existing annual salary (including benefits).

Change of control clauses related to our warrant and RSU programs are outlined in Note 4.6.

Share capital

Information on share capital is included in Note 4.7. Unless otherwise provided in the Danish Companies Act, the adoption of any resolution to amend Genmab A/S’ articles of association shall be subject to the affirmative vote of not less than two thirds of the votes cast, as well as of the voting share capital represented at the general meeting. Genmab A/S’ entire articles of association can be found on our website www.genmab.com.

Board of Directors

Refer to our website: Board of Directors | Genmab for the Board of Directors diversity and skills matrix.

Deirdre P. Connelly

Female, Hispanic/American, 64

Board Chair (Independent, elected by the General Meeting); Chair of the Nominating and Corporate Governance Committee, Member of the Audit and Finance Committee and the Compensation Committee

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First elected 2017, current term expires 2025

Special Competencies and Qualifications

Deirdre P. Connelly has more than 30 years’ experience as a corporate leader and board member in publicly traded companies with global operations. She has comprehensive knowledge and experience with business conduct, business turnaround and product development and has successfully directed the launch of more than 20 new pharmaceutical drugs. As a former HR executive, Deirdre P. Connelly also has valuable insight in corporate culture transformation, talent development and managing large organizations. She furthermore has significant experience with the development of governance and other sustainability related responsibilities from various leadership roles and as a board member. Deirdre P. Connelly is former President of U.S. Operations of Eli Lilly and Company and former President, North America Pharmaceuticals for GlaxoSmithKline.

ESG Competencies: Social · Governance

Current Board Positions

Member: Lincoln Financial Corporation1, Macy’s Inc.2

1. Chair of Compensation Committee, Member of Audit Committee, Corporate Governance Committee and Executive Committee

2. Chair of Nominating and Corporate Governance Committee, Member of Compensation and Management Development Committee

Pernille Erenbjerg

Female, Danish, 57

Deputy Board Chair (Independent, elected by the General Meeting); Chair of the Audit and Finance Committee, Member of the Nominating and Corporate Governance Committee

First elected 2015, current term expires 2025

Special Competencies and Qualifications

Pernille Erenbjerg has broad executive management and business experience from the telecoms, media, and tech industries. She has extensive expertise with business conduct and in operation and strategic transformation of large and complex companies, including digital transformations and digitally based innovation, and has been responsible for major transformation processes in complex organizations including M&A. Pernille Erenbjerg furthermore has significant IT and cybersecurity expertise and sustainability related experience from various executive and non-executive positions. She has a Certified Public Accountant background (no longer practicing) and has a comprehensive all-around background within finance, including extensive exposure to public and private equity and debt investors. Pernille Erenbjerg is former CEO and President of TDC Group A/S. Pernille Erenbjerg is an audit committee financial expert based on her professional experience, including her background within accounting, her service in senior finance leadership at TDC Group A/S and as an audit committee chair or member at other public companies.

ESG Competencies: Environmental · Social · Governance

Current Board Positions

Chair: KK Wind Solutions

Member: RTL Group1, GlobalConnect

1. Chair of Audit Committee

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Anders Gersel Pedersen, M.D., Ph.D.

Male, Danish, 73

Board Member (Non-independent, elected by the General Meeting); Chair of the Compensation Committee and Member of the Scientific Committee and the Nominating and Corporate Governance Committee

First elected 2003, current term expires 2025

Special Competencies and Qualifications

Anders Gersel Pedersen has more than 30 years’ board and management experience in publicly traded, international pharmaceutical and biotech companies. He has significant knowledge and expertise in discovery and development of the product pipeline from preclinical activities to post-launch marketing studies as well as solid business experience. Anders Gersel Pedersen furthermore has extensive experience with the global pharmaceutical market and has built comprehensive knowledge and insight in governance, including business conduct, and the development of other sustainability related responsibilities from various leadership roles and as a board member. Anders Gersel Pedersen is former Executive Vice President of Research & Development of H. Lundbeck.

ESG Competencies: Environmental · Social · Governance

Current Board Positions

Chair: Aelis Farma S.A.S.

Deputy Chair: Bavarian Nordic A/S1

Member: Hansa Biopharma AB2, Bond 2 Development GP Limited

1. Member of Finance, Risk and Audit Committee, Member of Science, Technology & Investment Committee

2. Chair of Scientific Committee, Member of Remuneration Committee

Paolo Paoletti, M.D.

Male, Italian/American, 74

Board Member (Independent, elected by the General Meeting); Chair of the Scientific Committee and Member of the Compensation Committee

First elected 2015, current term expires 2025

Special Competencies and Qualifications

Paolo Paoletti has extensive experience in research, development and commercialization in the pharmaceutical industry, where he has been responsible for the development of several medicines approved globally and the related global commercial strategies. As an executive, he has led cross-functional teams on the development and registration of medicines and has been responsible for all compliance aspects for the R&D organization. Paolo Paoletti has successfully conducted submissions and approvals of new cancer drugs and new indications in the U.S., in Europe and in Japan. He furthermore has significant experience with governance, including business conduct, from various leadership roles and as a board member. Paolo Paoletti is former Vice President of Oncology Clinical Development with Eli Lilly and Company, former President of GSK Oncology with GlaxoSmithKline, and former CEO of GAMMADELTA Therapeutics.

ESG Competencies: Environmental · Social · Governance

Current Position, including Managerial Positions

Member of the Investment Committee for Apollo Therapeutics Limited

Scientific Advisor for 3B Future Health Fund

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Current Board Positions

None

Rolf Hoffmann

Male, German/Swiss, 65

Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee and the Scientific Committee

First elected 2017, current term expires 2025

Special Competencies and Qualifications

Rolf Hoffmann has more than 30 years’ experience in senior management and as a board member in the life science industry worldwide. He has significant expertise with business conduct and in creating and optimizing commercial opportunities in global markets and has managed companies across multiple continents with multibillion P&L and cross-functional accountability. Rolf Hoffmann furthermore has knowledge and experience with governance, compliance and ensuring organizational efficiency from various management positions as well as from being a board member. Rolf Hoffmann has held a variety of sales and marketing and executive management positions with Eli Lilly and Company, and is former Senior Vice President, International Commercial Operations and former Senior Vice President, U.S. Commercial Operations with Amgen.

ESG Competencies: Environmental · Social · Governance

Current Position, including Managerial Positions

Adjunct Professor of Strategy and Entrepreneurship at University of North Carolina Business School

Current Board Positions

Member: Semdor Pharma, Sun Pharmaceutical Industries Ltd.1

1. Member of Nomination and Remuneration Committee

Elizabeth A. O’Farrell

Female, American, 60

Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee and the Compensation Committee

First elected 2022, current term expires 2025

Special Competencies and Qualifications

Elizabeth O’Farrell has solid financial experience from her 25-year career in finance leadership roles and as a board member. During her career, she has led multiple strategy, planning and resource allocation processes in multiple roles and in cross-functional teams. Elizabeth O’Farrell has significant knowledge and expertise in business conduct and with driving paradigm changing contributions within finance and the enterprise through collaboration and influence. In addition to experience at Price Waterhouse and Whipple & Company Corporation, Elizabeth O’Farrell held various executive management positions at Eli Lilly and Company, including as former Chief Procurement Officer. Elizabeth O’Farrell is an audit committee financial expert based on her professional experience, including her service in senior finance leadership positions at Eli Lilly and as an audit committee chair or member at other public companies.

ESG Competencies: Social · Governance

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Current Board Positions

Chair: PDL BioPharma1

Member: LENSAR2, Geron Corporation3, Karius2

1. Chair of Compensation Committee, Member of Audit Committee, Member of Cost Committee

2. Chair of Audit Committee

3. Chair of Audit Committee, Member of Strategic Committee

Takahiro Hamatani

Male, Japanese, 50

Board Member (Non-independent, elected by the employees)

First elected 2022, current term expires 2025

Special Competencies and Qualifications

Takahiro Hamatani has over 20 years’ experience in the pharmaceutical industry in various roles including finance, sales, marketing, and corporate strategy. He has extensive expertise in strategic business planning and finance business partnering as well as experience in successful product launches, geographical expansions, and business development deals. Takahiro Hamatani has previously worked in International Operations at Takeda supporting commercial operations in North and South America and is a Certified Public Accountant in the US.

ESG Competencies: Social · Governance

Current Position, including Managerial Positions

Senior Director, Head of Finance Japan at Genmab

Martin Schultz
Male, Danish, 49

Board Member (Non-independent, elected by the employees)

First elected 2022, current term expires 2025

Special Competencies and Qualifications

Martin Schultz has broad experience within clinical project management with a substantial understanding and knowledge of research and development. He furthermore has specific expertise in project management, strategic sourcing, vendor collaboration, contract, and budget governance.

ESG Competencies: Social · Governance

Current Position, including Managerial Positions

Senior Director, Head of Development Business Partnership & Strategy at Genmab

Mijke Zachariasse, Ph.D.

Female, Dutch, 51

Board Member (Non-independent, elected by the employees)

First elected 2019, current term expires 2025

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Special Competencies and Qualifications

Mijke Zachariasse has broad experience in people and business management and expertise in building partnerships across sectors, research funding landscape, operational excellence and organizational strategy and change.

ESG Competencies: Environmental · Social · Governance

Current Position, including Managerial Positions

Vice President, Head of Antibody Research Materials at Genmab

Executive Management

As of December 31, 2024, there are nine members of Executive Management.

Jan G. J. van de Winkel, Ph.D.

Dutch, 63, Male

President & Chief Executive Officer

Special Competencies

Extensive antibody creation and development expertise, broad knowledge of the biotechnology industry and executive management skills.

ESG Competencies: Social · Governance

Anthony Pagano

American, 47, Male

Executive Vice President & Chief Financial Officer

Special Competencies

Significant knowledge and experience in the life sciences industry particularly as it relates to corporate finance, corporate development, strategic planning, general management, treasury, accounting, and corporate governance.

ESG Competencies: Social · Governance

Judith Klimovsky, M.D.

Argentinian (U.S. Citizen), 68, Female

Executive Vice President & Chief Development Officer

Special Competencies

Extensive expertise in oncology drug development from early clinical stages through to marketing approval, experience in clinical practice and leading large teams in pharmaceutical organizations.

ESG Competencies: Social · Governance

Current Board Positions
Member: Bio-Techne

Tahamtan Ahmadi, M.D., Ph.D.

Iranian-German (U.S. Citizen), 52, Male

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Executive Vice President & Chief Medical Officer, Head of Experimental Medicines

Special Competencies

Significant expertise in global regulatory and clinical drug development across entire spectrum from pre-IND to life cycle management; drug discovery and translational research.

ESG Competencies: Social · Governance

Birgitte Stephensen

Danish, 64, Female

Executive Vice President, Chief Legal Officer

Special Competencies

Intellectual property and legal expertise in the pharmaceutical and biotechnology fields.

ESG Competencies: Social · Governance

Christopher Cozic
American, 47, Male
Executive Vice President, Chief People Officer

Special Competencies
Expertise in strategic leadership, organization design, human resource management, policy development, employee relations, organizational development, and a heavy concentration in all aspects of corporate growth and expansion.

ESG Competencies: Social

Martine J. van Vugt, Ph.D.

Dutch, 54, Female

Executive Vice President, Corporate Strategy and Planning

Special Competencies

Extensive knowledge of and experience in Corporate Strategy, Corporate and Business Development, as well as Portfolio, Project, and Alliance Management.

ESG Competencies: Social · Governance

Rayne Waller

American, 57, Male

Executive Vice President & Chief Technical Operations Officer

Special Competencies

Expertise in all elements of technical operations from early-to-mid-stage product development through global manufacturing of both clinical and commercial products.

ESG Competencies: Social · Governance

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Brad Bailey

American, 57, Male

Executive Vice President & Chief Commercial Officer

Special Competencies

Extensive experience in strategic and operational commercial leadership roles across specialty biopharma, oncology, immunology, and other serious diseases.

ESG Competencies: Social

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Shareholders and Share Information

OWNERSHIP

Genmab is dual listed on the Nasdaq Copenhagen and the Nasdaq Global Select Market in the U.S. under the symbol GMAB. Our communication with the capital markets complies with the disclosure rules and regulations of these exchanges. As of December 31, 2024, the number of registered shareholders totaled 93,681 shareholders holding a total of 64,844,223 shares, which represented 98% of the total share capital of 66,187,186. The following table shows share data as of December 31, 2024.

Share Data
	Denmark	U.S.

Number of shares at December 31, 2024	66,187,186	6,280,456	(represented by 62,804,560 American Depository Shares (ADSs))

Listing	Nasdaq Copenhagen	Nasdaq Global Select Market, New York

Ticker Symbol	GMAB	GMAB

Index Membership	OMX Nordic Large Cap Index OMX Copenhagen Benchmark Index OMX Copenhagen 25 Index (OMXC25)	Nasdaq Biotech Index

The following shareholder is registered in Genmab’s register of shareholders as being the owner of a minimum of 5% of the voting rights or a minimum of 5% of the share capital (one share equals one vote) as of December 31, 2024:

●	BlackRock, Inc., 50 Hudson Yards, New York, New York 10001, United States of America (6.8%)

Shareholders registered in the Company’s shareholder registry may sign up for electronic shareholder communications via Genmab’s investor portal. The investor portal can be accessed at Genmab’s website www.genmab.com/investors. Electronic shareholder communication enables Genmab to, among other things, quickly and efficiently call general meetings.

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The charts included here illustrate the performance of the Genmab share during 2024, the performance of the Genmab share over the last five years, from 2020 through the end of 2024, and the geographical distribution of our shareholders. As of December 30, 2024, Genmab’s shares closed at DKK 1,492.50 and ADSs closed at USD 20.77.

Please refer to Note 4.7 of the financial statements for additional information regarding Genmab’s share capital including authorizations to issue shares and purchase its own shares.

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Genmab is a Foreign Private Issuer as defined in the SEC's rules and regulations. The determination of foreign private issuer status is made annually. We plan to make our next determination with respect to our foreign private issuer status on June 30, 2025.

AMERICAN DEPOSITARY RECEIPT (ADR) PROGRAM

Genmab has a sponsored Level 3 ADR program with Deutsche Bank Trust Company Americas. An ADS is a share certificate representing ownership of shares in a non-U.S. corporation. ADSs issued under Genmab’s ADR Program are quoted and traded in U.S. dollars on the Nasdaq Global Select Market in the United States. Ten Genmab ADSs correspond to one Genmab ordinary share. Genmab’s ADR ticker symbol is GMAB. For more information on Genmab’s ADR Program, visit https://ir.genmab.com/adr-program.

INVESTOR RELATIONS

Genmab’s Investor Relations department aims to ensure relevant, accurate and timely information is available to our investors and the financial community. We maintain an ongoing dialogue with sell-side equity analysts, as well as major institutional and retail shareholders. A list of the current analysts covering Genmab can be found at our website along with financial reports, company announcements, current presentations, fact sheets and other downloads.

Contact
For Media Relations:

Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 33 77 95 58; E: acn@genmab.com

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Annual General Meeting

Genmab’s Annual General Meeting will be held on March 12, 2025 at 2:00 PM CEST. Further details will be included in the notice to convene the Annual General Meeting.

Financial Calendar for 2025
Annual General Meeting 2025	Wednesday, March 12, 2025
Publication of the Interim Report for the first quarter 2025	Thursday, May 8, 2025
Publication of the Interim Report for the first half 2025	Thursday, August 7, 2025
Publication of the Interim Report for the first nine months 2025	Thursday, November 6, 2025

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Sustainability Statements

Table of Contents
General Information	80
Environmental	96
Social	112
Governance	143
Appendix A	154

Sustainability Statements: General Information

Genmab recognizes that sustainability is fundamental to the way we work, and crucial for protecting the planet, fostering economic and social stability, and ensuring a viable future for all. As Genmab is committed to improving patients' lives through transformative medicines, Genmab understands the interconnectedness between human health and the health of our planet. By prioritizing sustainability initiatives, such as reducing carbon emissions, and fostering a diverse and inclusive workplace, Genmab ensures that its actions today contribute to a healthier and more equitable future for generations to come. Moreover, sustainability is integral to maintaining stakeholder trust and securing long-term success in an increasingly conscious global marketplace.

Section	Disclosure Requirements Content	Disclosure Requirements #	Reference / Report
1.1 Basis for preparation	General basis for preparation of the sustainability statement	BP-1	SUS
	Disclosures in relation to specific circumstances	BP-2	SUS
1.2 Governance	The role of the administrative, management and supervisory bodies	GOV-1	SUS, MR
	Information provided to, and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	GOV-2	SUS, MR
	Sustainability-related performance in incentive schemes	GOV-3, E1, S1	SUS
	Statement on due diligence	GOV-4	SUS
	Risk management and internal controls over sustainability reporting	GOV-5	SUS, MR
1.3 Strategy	Strategy, business model and value chain	SBM-1	SUS, MR, FS
	Interests and views of stakeholders	SBM-2	SUS
	Material impacts, risks and opportunities and how they interact with our strategy and business model	SBM-3	SUS
1.4 Impact, risk and opportunity management	Process to identify and assess material impacts, risks and opportunities	IRO-1	SUS
	Disclosure requirements in ESRS covered by the sustainability statement	IRO-2	SUS

SUS - Sustainability Statements --- MR - Management's Review --- FS - Financial Statements

1.1	Basis for presentation

General basis for preparation of the sustainability statement (BP-1)

Frameworks

The Corporate Sustainability Reporting Directive (CSRD) directs public companies to report in line with the European Sustainability Reporting Standards (ESRS) starting on or after January 1, 2024. As a result, this 2024 annual report marks the first year in which Genmab is reporting in accordance with this directive and the underlying reporting standards. Genmab’s sustainability statements have been prepared in compliance with the ESRS as required by sections 99a of the Danish Financial Statements Act.

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Consolidation

The sustainability statements have been prepared on a consolidated basis in line with our consolidated financial statements; therefore, the disclosures comprise the Genmab A/S (parent company) and its subsidiaries. The E1 disclosures in particular have been consolidated on the basis of both financial and operational control. The sustainability statements cover Genmab’s own operations and upstream and downstream value chains, where material, specifically regarding disclosures around impacts, risks and opportunities (IROs), policies, actions, targets and metrics. Genmab has not omitted any specific pieces of information corresponding to intellectual property, know-how or the results of innovation nor used the exemption from disclosure of impending developments or matters in the course of negotiation.

Disclosures in relation to specific circumstances (BP-2)

Disclosures Stemming from Other Regulation

Genmab’s sustainability statements also comply with sections 99d and 107(d) of the Danish Financial Statements Act. Refer to Appendix A for a full overview.

Accounting Policies

Genmab’s accounting policies have been applied, in all material respects, consistently in the financial year and for comparative figures.

Key Accounting Estimates and Judgements

Genmab uses estimates and judgements for the reporting of certain data points related to our Scope 3 emissions, which are detailed in the relevant accounting policies. Quantifying greenhouse gas (GHG) emissions inherently involves significant uncertainty due to the complexity of natural and anthropogenic systems. Measurement challenges arise from factors such as variability in emissions sources, accuracy of data and assumptions in emission factors. We regularly reassess our use of estimates and judgements based on experience, the development of sustainability reporting, and a number of other factors. Changes in estimates are recognized in the period in which the estimate in question is revised. In addition, we make judgements when we apply the accounting policies.

Refer to the quantitative data tables in the sustainability statements for further information on accounting policies, key estimates, judgements, and assumptions applied.

Incorporation by Reference

Genmab’s management report consists of a Management's Review section and these sustainability statements which reports disclosure requirements from the ESRS. Our sustainability statements are structured into four overall sections: ‘General Information,’ ‘Environmental,’ ‘Social,’ and ‘Governance.’ Genmab has chosen to incorporate some of the strategy and governance disclosures from the cross-cutting standard ESRS 2 in the Management’s Review as we believe this information is best read in close connection with our Financial Review and overview of our activities. Where incorporation by reference is used to refer outside of these sustainability statements, it is clearly defined.

Genmab considers forward-looking information including targets disclosed in the sustainability statements to be uncertain.

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1.2	Governance

The role of the administrative, management and supervisory bodies (GOV-1), and information provided to, and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies (GOV-2)

At Genmab, sustainability governance is ingrained in our overall corporate governance framework, reflecting our commitment to integrating sustainable practices into all aspects of our business. Genmab’s sustainability governance structure is robust, with clear roles and responsibilities defined at various levels of the organization.

At the highest level, the Board (which includes 0 executive members and 9 non-executive members) oversees sustainability strategy and performance, ensuring alignment with Genmab's long-term business objectives and stakeholder expectations. The Board receives updates on CSR and sustainability initiatives at least annually, has oversight of material impacts, risks, and opportunities (IROs) and targets identified by Genmab, and enables informed decision-making that incorporates environmental, social, and governance (ESG) considerations.

It is the Board’s aim to maintain an equitable gender representation in the Board. As of December 31, 2024, the six shareholder-elected board members are evenly split between 50% male (three persons) and 50% female (three persons) which constitutes equal gender representation in accordance with the guidelines from the Danish Business Authority. As of December 31, 2024, at the Board level, five or 56%, are independent, and four or 44%, are not independent. In accordance with the Danish corporate governance recommendations, we consider shareholder-elected board member Anders Gersel Pedersen non-independent solely by virtue of the length of his tenure on our Board, following his election to the Board in 2003. Also, the three employee-elected board members are non-independent.

Our Board’s Nominating and Corporate Governance Committee oversees our corporate governance, CSR, ESG and sustainability efforts and provides recommendations to the Board on corporate governance, CSR, ESG and sustainability matters. Additionally, the Board’s Audit and Finance Committee oversees our sustainability reporting requirements.

Within the management structure, Genmab has established a dedicated CSR & Sustainability Committee, which is co-chaired by our CEO and SVP of Global Communications and Corporate Affairs and is comprised of senior leaders from relevant functional areas, such as research and development, operations, compliance and risk, legal, human resources, and finance. This committee is responsible for setting strategic priorities, management of material IROs and targets, and monitoring progress towards sustainability goals. It also facilitates cross-functional collaboration to drive innovation and continuous improvement in sustainability performance.

Under the CSR & Sustainability Committee, Genmab has established a Corporate Sustainability Team comprised of Genmab employees responsible for driving the double materiality assessment process including the identification of material impacts, risks and opportunities, targets/goals, actions and metrics, and the collection and documentation of relevant data for sustainability reporting requirements. The Corporate Sustainability Team coordinates with internal stakeholders (other Genmab employees) responsible for integrating sustainability strategy into business operations. The Corporate Sustainability Team is responsible for monitoring and reporting on progress towards targets at least annually.

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Sustainability reporting is approved annually by Executive Management (which includes 9 executive members and 0 non-executive members) and the Board. Executive Management and the Board have significant global expertise in the pharmaceutical, biotech and life sciences industries with specific expertise in Environmental, Social and Governance matters. Further, Genmab has access to experts and has utilized the expertise of outside consultants in preparing its DMA and with regards to environmental matters. Refer to the biographies in the “Board of Directors” and “Executive Management” sections in Management’s Review for an understanding of the relevant experience (including sustainability-related expertise).

Genmab maintains transparent communication channels with stakeholders, including investors and proxy advisors, employees, customers, suppliers, and the broader community, regarding its sustainability efforts. Genmab regularly discloses sustainability-related information through various channels, such as annual reports, investor presentations and engagement sessions. By fostering dialogue and incorporating feedback from stakeholders, Genmab ensures that its sustainability initiatives are responsive to evolving expectations and societal needs.

For Business Conduct matters, the leaders of our Global Compliance, Data Privacy, and Enterprise Risk Management Programs report directly to the CEO and the Board.

Overall, sustainability governance at Genmab is characterized by proactive leadership, robust oversight, and stakeholder engagement, reflecting our commitment to creating long-term value while contributing positively to society and the environment.

Refer to the “Corporate Governance” section in Management’s Review for additional information on governance structure.

Refer to section SBM-3 for a list of the material impacts, risks and opportunities addressed by management and those charged with governance during the reporting period.

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Board of Directors

Leads our CSR, ESG and sustainability governance. Receives an annual update on CSR and sustainability matters and approves sustainability reporting.

Nominating & Corporate Goverance Committee

Oversight for CSR, ESG and sustainability matters and provides recommendations to the Board.

Audit & Finance Committee

CSR & Sustainability Committee

Provides direction on sustainability and CSR strategy and associated policies. Ensures that activities are carried out effectively and communicated clearly and openly.

Corporate Sustainability Team

Collects and documents relevant data for sustainability reporting requirements. Coordinates with internal stakeholders responsible for integrating sustainability strategy into business operations.

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Sustainability-related performance in incentive schemes (GOV-3)

Per Genmab’s Remuneration Policy, the variable compensation of the Executive Management is based on the achievement of specific Key Performance Indicators (KPIs) and performance goals that relate to the performance of each executive member and to Genmab A/S’ short and long-term business results. The KPIs and performance goals that the Board sets for the purposes of Genmab A/S’ incentive arrangements – both annual and share-based – are directly linked to the business strategy and our annual business plans. The KPIs/performance goals may be financial, operational, and/or strategic and organizational. The KPIs/performance goals are recommended by the Compensation Committee and approved by the Board.

Genmab grants restricted stock units (RSUs) to Executive Management which are performance-based and include sustainability-related performance goals, whereas RSUs granted to the Board are not performance-based and do not include sustainability-related performance goals. The key characteristics of the sustainability-related performance goals are tied to Climate, Diversity and Employee Well-Being targets with equal weighting against the overall goals of 10% for the 2024 and 2023 grants, and 15% for the 2022 grant. Share-based compensation granted is at a 4x target multiplier with maximum opportunity of 6x multiplier with no cap in 2024 and 2023, compared to a 2.4x target multiplier with 4x maximum with a grant date fair value cap of DKK 25 million in 2022. In 2025, Genmab plans to remove gender diversity balance targets from executive management performance criteria in future grants.

Refer to sections E1-4 and S1-5 for targets linked to Executive Management incentive compensation.

Total remuneration to registered Executive Management in 2024 was DKK 79.9 million. The proportion of total remuneration to registered Executive Management in 2024 linked to climate-related performance goals was DKK 1.8 million, or 2%. Total variable remuneration to registered Executive Management in 2024 was DKK 63.4 million and comprises annual cash bonus and share-based compensation expense. The proportion of variable remuneration to registered Executive Management in 2024 linked to all sustainability-related performance goals was DKK 5.7 million, or 9%.

Refer to Note 5.1 in the consolidated financial statements for details.

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Statement on due diligence (GOV-4)

The following table provides a mapping of the core elements of due diligence, for impacts on people and the environment, to the relevant disclosures in Genmab’s sustainability statements:

d
Core elements of Due Diligence	Sections in the Sustainability Statement	Does the disclosure relate to people and/or the environment?
a) Embedding due diligence in governance, strategy, and business model	ESRS 2 GOV-1, GOV-2, GOV-3 ESRS 2 SBM-3: E1	People and Environment Environment
b) Engaging with affected stakeholders in all key steps of the due diligence	ESRS 2 GOV-1, GOV-2 ESRS 2 SBM-2 ESRS 2 IRO-1 ESRS 2 MDR-P: E1-2	People and Environment People and Environment People and Environment Environment
c) Identifying and assessing adverse impacts	ESRS 2 IRO-1: E1	Environment
d) Taking actions to address those adverse impact	ESRS 2 MDR-A: E1-3	Environment
e) Tracking the effectiveness of these efforts and communicating	ESRS 2 MDR-M: E1-4 ESRS 2 MDR-T: E1-4	Environment Environment

Risk management and internal controls over sustainability reporting (GOV-5)

Genmab assesses potential risks related to sustainability mainly through our CSR & Sustainability Committee but also as part of Genmab’s Enterprise Risk Program led by our Head of Global Compliance and Risk who reports directly to our CEO, both of which are members of the CSR & Sustainability Committee. Clearly defined sustainability governance aids the overall risk management process. The Board has a supervisory duty and Executive Management has overall responsibility for Genmab’s risk management and internal controls in relation to sustainability reporting processes.

Genmab evaluates how sustainability-related risks could affect operations, reputation, and financial performance. Genmab has also implemented processes to ensure the accuracy and reliability of sustainability data collected from various internal stakeholders / departments, which help maintain transparency and traceability of reported information.

Genmab aligns its sustainability reporting with recognized frameworks to ensure consistency and comparability, and engages with stakeholders to gather feedback and ensure reporting meets their needs and expectations.

Internal and external audits are conducted of sustainability reporting processes to assess compliance with established controls and processes. Genmab has an Internal Audit function that reports to the Audit and Finance Committee of the Board and administratively reports to the CFO, and any findings would be communicated through this channel at least annually. The Corporate Sustainability Team integrates the findings of its risk assessment and internal controls regarding the sustainability reporting process into relevant internal functions and processes.

Genmab’s external auditor provides limited assurance on Genmab’s sustainability statements.

Genmab provides training to employees on sustainability issues, related risk management practices and reporting responsibilities to foster a culture of accountability. These components collectively help Genmab manage risks effectively and ensure the integrity of its sustainability reporting.

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Refer to Risk Management section in Management’ Review for the followed risk assessment approach including the risk prioritization methodology, details of risks identified and mitigation strategies, and related controls.

1.3	Strategy

Strategy, business model and value chain (SBM-1)

A description of Genmab’s strategy including our response / priorities to the main challenges ahead, business model, value chain, products, and customers in relation to sustainability is provided in the following sections in Management’s Review:

●	Our Strategy
●	Who We Are
●	Business Model
●	Value Chain
●	Research and Development Capabilities
●	Bringing Our Own Innovative Medicines to Patients
●	Antibody Discovery and Development
●	Products and Technologies

Genmab’s sustainability-related goals have been broken out into relevant targets in the Environmental, Social and Governance sections of these sustainability statements.

Refer to section S1-6 for information on Genmab’s headcount by geographical areas.

Refer to Note 2.1 in the consolidated financial statements for disclosures related to Genmab’s revenue by type, collaboration partner and product, and Note 2.2 for Genmab’s revenue by geographical area. There are no additional significant ESRS sectors beyond those reflected in these disclosures. Genmab’s goals have been broken out into relevant targets in the Environmental, Social and Governance sections of the sustainability statements.

Interests and views of stakeholders (SBM-2)

As an international biotech company, Genmab engages continuously with a diverse range of stakeholders, all of whom have a vested interest in our business practices. This engagement is crucial to our success and reinforces our commitment to benefiting both our direct stakeholders and society as a whole. Through ongoing dialogue, we seek to understand their perspectives, concerns, and expectations. These interactions inform our sustainability efforts, due diligence processes and double materiality assessments, ensuring that our actions align with the needs and insights of those we serve.

The views and interests of affected key stakeholders regarding our sustainability-related impacts are regularly communicated to our CSR & Sustainability Committee through periodic meetings. For all key stakeholders listed in the table, Genmab listens to the views of stakeholders through engagement and takes these views into account, which has led to the outcomes disclosed.

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Genmab's Key Stakeholders	Description	Value Chain Location	How Engagement is Organized	Purpose of Engagement	Outcome from Engagement
Academic and research institutions	Partners contributing to early-stage research, technology development, and/or innovation.	Upstream	- Academic partnerships - Scientific conferences and workshops - Sponsorship of academic research - Collaborative research programs	- Collaboration on research - Access to innovation - Training and knowledge sharing	- Accelerated innovation - Enhanced scientific knowledge - Strengthened reputation - Talent development
Collaboration partners	Companies that collaborate with Genmab in co-development, licensing, and/or commercialization.	Upstream, Downstream	- Joint team meetings - Steering committees - Project reviews	- Innovation and development - Strategic alignment	- Successful product development and commercialization - Shared knowledge and expertise - Strengthened relationships
Communities	As part of Genmab’s ongoing commitment to Corporate Social Responsibility (CSR), we aim to contribute to and ensure the vibrancy and sustainability of the communities where we live and work.	Upstream, Own Operations, Downstream	- Community programs - Partnerships with nonprofits - Employee involvement	- Health education and awareness - Social responsibility - Building trust	- Positive community impact - Increased employee satisfaction and morale - Stronger relationships and rapport with the community
Contract manufacturing organizations (CMOs)	CMOs manage the production of Genmab’s antibody therapies, ensuring that they meet quality standards and are produced at scale.	Upstream	- Structured collaboration - Regular communication - Quality assurance processes	- Efficiency and flexibility to leverage the expertise and capacity of CMOs - Focus on core competencies	- Quality products - Timely production - Building long-term relationships with CMOs fosters innovation
Employees

Internal stakeholders involved at every stage of our supply chain, from research to commercialization, ensuring that Genmab’s operations align with its strategic goals. Our talented teams are the cornerstone of our success and fundamental to achieving our 2030 Vision.

Own Operations

- Surveys and workplace assessments, including our Global Engagement Survey
- Inclusion networks
- Employee-elected board members
- Personal development dialogues and trainings
- Employment relations and occupational health and safety representation
- Dutch Works Council
- Danish Employee Representative Council

				- Including employees' perceptions and experiences - Contributing to a sustainable workplace and working life - Social dialogue with workers councils	- Internal policy updates - Improvement and action plans - Communications from management - Global initiatives and campaigns - Employee engagement scores
Healthcare providers	Physicians, nurses, pharmacists and medical institutions that play a role in recruiting patients for clinical trials and prescribing / administering Genmab’s therapies.	Upstream, Downstream	- Clinical Trials - Advisory Boards - Educational Initiatives - Feedback Mechanisms	- Understanding clinical needs - Enhancing clinical research - Improving patient outcomes - Building relationships	- Refined clinical trials - Increased adoption of therapies - Enhanced safety and efficacy - Stronger provider networks
Investors

Shareholders interested in the entire value chain, with a focus on how each stage contributes to Genmab's financial health and growth potential. Genmab has a diverse shareholder base with investors from across a spectrum of size and location. The support of Genmab’s investors is essential to the success of the Company.

		Upstream, Downstream	- Earnings calls and reports - Investor conferences - One-on-one meetings with investors and proxy advisors - Roadshows	- Transparency related strategy, financial performance, and research advancements - Trust building - Feedback gathering to understand investor perspectives and concerns	- Increased investor confidence - Enhanced market understanding - Diverse shareholder base
Patients / patient organizations	The end-users of Genmab’s therapies or groups who represent them, whose outcomes and feedback are vital to develop and deliver better medicines.	Upstream, Downstream	- Standing Patient Advisory Council - Survey and focus groups - Support patient organizations - Clinical trial participation - Annual science day	- Patient-centric approach - Feedback mechanisms - Education and awareness - Evaluate patient information of Genmab medicines and clinical trials	- Insights on trial designs - Enhanced communication - Informed decision making - Safer and more effective products
Payers	Insurance companies, government healthcare programs, and other entities that reimburse or fund the cost of therapies, influencing pricing and market access.	Downstream	- Value assessment studies - Direct meetings and presentations - Participation in advisory boards - Collaboration with health economists	- Market access - Value demonstration - Refine pricing strategies, improve product offerings, and align with market needs.	- Increased access - Stronger relationships - Enhanced value proposition
Quality assurance teams	Both internal teams (employees) and external partners ensure the consistency and safety of the products during manufacturing.	Own Operations, Upstream	- Cross-functional teams ensuring quality is integrated throughout product lifecycle - Regular audits and reviews - Standard operating procedures (SOPs) - Trainings	- Regulatory compliance - Product integrity - Identifying continuous improvement within processes	- High quality products - Reduced risk of non-compliance - Enhanced reputation
Regulatory agencies	Bodies like the EMA (Europe), the FDA (U.S.) and MHLW (Japan) are key stakeholders, as they approve trial designs, oversee progress, and ultimately decide on the approval of new therapies.	Upstream, Downstream	- Regular meetings - Submissions and reports - Advisory committees - Guidance consultation	- Regulatory compliance - Gaining insights and recommendations - Risk mitigation - Approval pathway clarity	- Streamlined development process - Regulatory approvals - Enhanced safety and efficacy data - Stronger regulatory relationships
Scientists and research partners

Internal teams (employees) and external partners are critical in the early stages of target identification and antibody engineering. These include our own antibody expert scientists as well as academic institutions, research organizations (including CROs) and technology providers.

Own Operations, Upstream

- Co-development of programs
- Licensing of our technology platforms
- Involvement in clinical trials including partnering with clinical research organizations (CROs)
- Indirectly through work with industry groups

				- Access to technology - Accelerated drug development - Networking and community building	- Development of innovative / new antibody therapeutics and other treatment modalities - Publications and patents - Enhanced research capabilities - Increased visibility and reputation
Suppliers	Providers of raw materials and other inputs necessary for the production of antibody therapies.	Upstream	- Supplier selection and qualification - Collaboration and communication - Contracts and agreements	- Quality assurance - Supply chain reliability - Innovation and improvement - Drive actions toward sustainability related targets/goals	- Consistent quality - Improved efficiency - Strong relationships

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Material impacts, risks, and opportunities and how they interact with our strategy and business model (SBM-3)

The table describes Genmab’s material impacts, risks and opportunities resulting from our double materiality assessment (see section IRO-1), including a description of where in our business model, our own operations, and our value chain these material impacts, risks and opportunities are concentrated. We also describe whether our impacts are positive or negative. All impacts are actual impacts unless otherwise stated that they are potential impacts.

More information on how we respond to the effects of our impacts, risks and opportunities is included in the topical sections under ‘Environmental,’ ‘Social,’ and ‘Governance.’ There, we also expand on the linkage to our sustainability strategy and business model, expected time horizons and the nature of the business relationship.

There is no significant risk of a material adjustment within the next annual reporting period to the carrying amounts of assets and liabilities reported in the consolidated financial statements linked to material risks and opportunities identified in our sustainability reporting. Genmab has no material investment or disposal plans currently linked to our material IROs or planned sources of funding to implement our sustainability strategy.

We have one entity specific IRO relating to G1: Business Conduct, Cybersecurity. This is Genmab’s first year of sustainability reporting and therefore there are no changes since the previous reporting period.

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Section	Material Topic	Material Impact	Value Chain Location	Time Horizon	Material Risk	Material Opportunity
Environmental	Climate Change - Adaptation and Mitigation	Emissions from value chain (negative)	Upstream	Short, Medium, Long-Term	Refer to the Risk Management section of the Annual Report for risks related to Environment	Partner with value chain to reduce Scope 3 emissions
		Emissions from own operations (negative)	Own Operations	Short, Medium, Long-Term	Refer to the Risk Management section of the Annual Report for risks related to Environment	Renewable energy contracts (to mitigate climate change risks) Behavioral changes of employees (labs, travel patterns)
	Climate Change - Energy	Energy consumption (negative)	Own Operations	Short, Medium, Long-Term	Refer to the Risk Management section of the Annual Report for risks related to Environment	Increasing energy efficiency in the procurement of new locations as operations expand in the future and major renovations to existing locations.
		Generation of energy from onsite solar panels (positive)	Own Operations	Short, Medium, Long-Term
Social	Own Workforce - Working Conditions	Employee well-being and vitality (positive)	Own Operations	Short, Medium, Long-Term	Refer to the Risk Management section of the Annual Report for risks related to Management and Workforce	Provide a voice to employees through our global engagement survey
		Safety in our facilities (positive)	Own Operations	Short, Medium, Long-Term	Refer to the Risk Management section of the Annual Report for risks related to Management and Workforce	Safety training / ongoing education in our laboratories
	Own Workforce - Equal Treatment and Opportunities for All	Career development through training and skill building (positive)	Own Operations	Short, Medium, Long-Term	Refer to the Risk Management section of the Annual Report for risks related to Management and Workforce	Providing employees with opportunities to discuss their career at Genmab
		Diversity in the workplace (positive)	Own Operations	Short, Medium, Long-Term	Refer to the Risk Management section of the Annual Report for risks related to Management and Workforce
	Consumers and End-Users - Social inclusion of consumers and/or end-users	Access and integrity in clinical trials (positive)	Downstream	Short, Medium, Long-Term	Refer to the Risk Management section of the Annual Report for risks related to Regulation, Legislation and Compliance
		Market access programs to allow for product availability for uninsured or underinsured (positive)	Downstream	Short, Medium, Long-Term	Refer to the Risk Management section of the Annual Report for risks related to Business and Products	Assisting those having difficulty affording Genmab products prescribed to them
	Consumers and End-Users - Personal safety and information of consumers and/or end users	Patient engagement programs developed (positive)	Downstream	Short, Medium, Long-Term	Refer to the Risk Management section of the Annual Report for risks related to Business and Products
		Clinical trial transparency (positive)	Downstream	Short, Medium, Long-Term	Refer to the Risk Management section of the Annual Report for risks related to Regulation, Legislation and Compliance
Governance	Business Conduct - Corporate Culture	Healthy corporate culture aligned with core values and purpose (positive)	Own Operations	Short, Medium, Long-Term	Refer to the Risk Management section of the Annual Report for risks related to Regulation, Legislation and Compliance	Annual Code of Conduct training rollout as mandatory for all employees, with launch and completion rates monitored by Global Compliance team
	Business Conduct - Privacy	Cybersecurity and Global Data Privacy programs in place to protect the privacy of our business, our own workforce, patients and all individuals who entrust us with their information (positive)	Upstream, Own Operations, Downstream	Short, Medium, Long-Term	Refer to the Risk Management section of the Annual Report for risks related to Regulation, Legislation and Compliance and Cybersecurity
	Business Conduct - Protection of whistle-blowers	Protection of whistleblowers through anti-retaliation policies and procedures (positive)	Upstream, Own Operations, Downstream	Short, Medium, Long-Term	Refer to the Risk Management section of the Annual Report for risks related to Regulation, Legislation and Compliance
	Business Conduct - Animal Welfare	Animal welfare policy (positive)	Own Operations	Short, Medium, Long-Term	Refer to the Risk Management section of the Annual Report for risks related to Regulation, Legislation and Compliance
	Business Conduct - Management of relationships with suppliers (including payment practices)	Strong management of suppliers, focused on compliance with supplier code of conduct (positive)	Upstream	Short, Medium, Long-Term	Refer to the Risk Management section of the Annual Report for risks related to Strategic Collaborations	Continue to partner with suppliers on sustainability related commitments in the future
	Business Conduct - Corruption and bribery	Ethical business culture and business practices (positive)	Own Operations	Short, Medium, Long-Term	Refer to the Risk Management section of the Annual Report for risks related to Regulation, Legislation and Compliance, Strategic Collaborations and Management and Workforce	Annual Code of Conduct training rollout as mandatory for all employees, with launch and completion rates monitored by Global Compliance team

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Genmab has the resources in place to manage the effects of the IROs on our business across the Environmental, Social and Governance areas.

Refer to the Environmental section of the sustainability statements for information on Genmab’s resilience analysis.

1.4	Impact, risk and opportunity management

Process to identify and assess material impacts, risks and opportunities (IRO-1)

A cornerstone element of the CSRD and ESRS is the concept of double materiality for sustainability matters. The concept of double materiality means that a sustainability matter can have an inside-out impact (i.e., an impact that Genmab has or can have on people and/or the environment – this is called ‘impact materiality’) or an outside-in impact (i.e., a (actual/potential) financial impact (risk/opportunity) from a sustainability matter on Genmab – this is called ‘financial materiality’).

Genmab performed a double materiality assessment (DMA) for the first time as part of our 2024 sustainability reporting and we look forward to incorporating our sustainability strategy in our day-to-day business operations over the coming year(s).

From a governance perspective, the Corporate Sustainability Team drove the execution of the DMA. The approach for and outcomes of the double materiality were extensively discussed with and approved by Executive Management and our Board and its relevant Committees. Refer to GOV-1 and GOV-2 for further details on the governance structure with regards to sustainability.

Scope

The scope of the DMA entailed the parent company, Genmab A/S, and its subsidiaries on a consolidated basis as well as our upstream and downstream value chain.

Material topics

Genmab engaged a sustainability consultancy firm to assist in the performance of a DMA in accordance with the CSRD and the underlying ESRS. During this process, which involved numerous internal and external stakeholders, we determined seven (7) topics, sub-topics or sub-sub topics to be material for Genmab. These seven material topics link to four (4) of the standards (ESRS E1, S1, S4 and G1).

Non-material topics

Genmab screened site locations and assets across Denmark, the Netherlands, the U.S., Japan and China including business activities and considering all Application Requirement 16 topics, determined ESRS E2, E3, E4, E5, S1 (specific to other work-related rights), S2 and S3 to be not material from an impact or financial perspective. In our analysis, we considered our own operations and upstream and downstream value chain and were not aware of any material matters to disclose in our sustainability statements. We surveyed internal stakeholders and external stakeholders and performed desk research, held workshops and deep-dive sessions, and noted no issues triggering these topics to be material for Genmab. E4 followed the same approach as above and as such we did not perform a detailed assessment to identify related IROs.

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Impact of Genmab on People and the Environment
Impact Material
Double Material
E1
G1
S1 Working conditions
S1 Equal treatment and opportunities for all
S4
Non-Material
E2
E3
E4
E5
S1 Other work-related rights
S2
S3
Financial Material
Financial Impact on Genmab

Environmental

E1: Climate Change
- Climate change adaptation/ Climate change mitigation (1)
- Energy (2)

E2: Pollution

E3: Water and Marine Resources

E4: Biodiversity & Ecosystems

E5: Circular Economy

Social

S1: Own Workforce
- Working Conditions (3)
- Equal treatment and opportunities for all (4)
- Other work-related rights

S2: Workers in the value chain

S3: Affected communities

S4: Consumers & End-Users
- Social inclusion of consumers and/or end-users (5)
- Personal safety and information of consumers and/or end-users (6)

Governance

G1: Business Conduct (7)

The process of how the DMA was performed, and description of how we arrived at these material topics is described below.

Value chain analysis and stakeholder selection

As an initial step, Genmab defined our value chain and key stakeholders, focusing both on our own operations, as well as on our value chain. We conducted desk research that included peer reviews on sustainability topics and research on the relevance of sustainability topics for the pharmaceutical sector. Based on the outcomes of this mapping exercise and desk research, we determined initial topics for the longlist used in the double materiality analysis.

We selected internal stakeholders from across our business operations to provide coverage across all ESRS topics, sub-topics, and sub-sub-topics. Given the global scope of our business, we included internal stakeholders from across all our locations.

We interviewed external stakeholders representing at least one across each of the following: patient associations, investors, collaboration partners, sector organizations and civil society organizations. The input

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of these external stakeholders, combined with the expertise of the internal stakeholders, provided valuable insights.

Longlist and validation

Following the analysis as described above, a longlist of material topics was prepared. This longlist was based on the guidance provided by the ESRS (ESRS 1 – Application Requirement 16), further complemented by insights from the value chain and stakeholder analyses, other regulatory frameworks, and desktop peer review.

Based on this longlist, both impact materiality and financial materiality were assessed through surveys, interviews, and workshops. The combination of these three methods ensured coverage of the broad range of stakeholders and provided room to finetune the outcomes to reflect any (regional) nuances during the workshops.

The surveys provided input from a broad audience and led to initial scoring. Internal and external interviews conducted before the workshops and after the workshops provided expert insight and guidance to validate outcomes. Refer below for further detail on the execution of the impact materiality and financial materiality analyses.

Double Materiality

The ESRS prescribes companies to assess topics that are material to the business from an impact and/or financial perspective. The following paragraphs describe the methodology Genmab used to assess both impact and financial materiality.

Impact Materiality

ESRS 1, ‘General Requirements,’ highlights the indicators that companies should consider in assessing their impacts on sustainability matters. The assessment of impacts is aligned with other international standards, such as the United Nations Guiding Principles on Business and Human Rights (UNGP) and the Organization for Economic Co-Operation and Development (OECD) Guidelines. International standards prescribe that impacts should be rated based on their severity. The concept of severity is based on the factors scale, scope, and irremediable character of the impact. In case of positive impacts, scoring irremediability is unnecessary. For Genmab, all the mentioned individual factors were rated on a scale of 1 to 5, based on which an average score was calculated.

In case of potential impacts, participants also rated likelihood on a scale of 0 to 1. For actual impacts, the likelihood is automatically scored as 1 since the likelihood has already been proven. For completeness’ sake, we note that for potential negative impacts regarding human rights, severity took precedence over likelihood as also prescribed by the ESRS.

Other indicators that are prescribed by the ESRS for the assessment of impact materiality include: the topic’s location in the value chain (own operations, upstream or downstream), and whether the impact pertains to the undertaking in the short-, medium- or long-term scored as time horizons.

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To summarize, all longlisted sustainability matters were scored using the following indicators:

(i)	the topic’s location in the value chain (own operations, upstream or downstream),
(ii)	whether it is an actual or potential impact,
(iii)	whether it is a positive or negative impact,
(iv)	time horizons, and
(v)	scale, scope and irremediability of the impacts.

For a matter to be considered as impact material, we have used a relative threshold – i.e., we have used the average score for impact materiality based on the five-point scale and set the threshold a full point higher.

Financial Materiality

During the preparation of the longlist, as well as during the workshops, we considered impacts and dependencies with the risks and opportunities that may arise from these impacts and dependencies through extensively discussing the sustainability topic at hand and what impact it could have on Genmab and our business.

The scoring of financial materiality is largely similar to impact materiality; however, instead of focusing on impacts, financial materiality is based on risks and opportunities. Risks and opportunities are scored on the basis of magnitude (scale of 1 to 5), and likelihood (scale of 0 to 1). Participants also assess time horizons and location in the value chain.

For a matter to be considered as financial material, we initially used a similar relative threshold as for impact materiality: the average financial materiality score based on the five-point scale plus a full point. Our final results used a mix of qualitative and quantitative factors and our financial statement materiality level to conclude on material topics.

Validation

The survey outcomes were discussed with internal stakeholders during the workshops and deep-dive sessions. Where needed, changes and/or nuances were made. To further align and validate the outcomes of the DMA, these were presented to external stakeholders and internal interviews were conducted with subject matter experts.

All identified sustainability-related risks have been identified in prior year reporting under our ERM framework and continue to be updated and prioritized in line with other risks identified.

The final DMA for 2024 has been approved and adopted by the Board with the filing of this Annual Report.

Action

While conducting the DMA in 2024, we further integrated the various aspects of the DMA into our business. We focused on setting meaningful and appropriate targets for our material topics including defining the data gathering processes.

With our dedicated Corporate Sustainability Team, we intend to monitor our performance over the coming years, while remaining agile and current with our double materiality assessment (e.g., following acquisitions or other major business changes).

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Disclosure requirements in ESRS covered by the sustainability statement (IRO-2)

Following the outcome of our DMA, Genmab compiled a list of disclosure requirements including the page numbers and/or paragraphs where the related disclosures are located in the sustainability statements. This is presented as content indexes in the General, Environmental, Social and Governance sections of the sustainability statements. Genmab has determined the material information to be disclosed in relation to the impacts, risks and opportunities assessed to be material, utilizing a mix of qualitative and quantitative factors and our financial statement materiality level.

Genmab also included a table of datapoints derived from other EU legislation in the appendices to the sustainability statements.

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Sustainability Statements: Environmental

As a leading international biotech company, we recognize the responsibility we have to protect our planet and its natural resources, as well as the health and safety of our team members, business partners and society as a whole. By conducting our business in a safe and sustainable manner, we aim to reduce our environmental impact by refining our processes and incorporating best practices into our own operations and value chain, where applicable. To achieve this, our environmental strategy focuses on monitoring and evaluating targets for environmental activities, measuring our impact and communicating our progress.

Disclosure
Section	Disclosure Requirement Content	Requirement #
E1 Climate Change
2.0 IROs	Material Impacts, Risks and Opportunities and their interaction with strategy and business model	SBM-3
2.1 E1 Climate Change Strategy	Transition plan for climate change mitigation	E1-1
2.2 E1 Climate Change	Policies related to climate change mitigation and adaptation	E1-2
IRO management	Actions and resources in relation to climate change policies	E1-3
2.3 E1 Climate Change	Targets related to climate change mitigation and adaptation	E1-4
Metrics and Targets	Energy consumption and mix	E1-5
	Gross Scopes 1, 2, 3 and total GHG emissions	E1-6
	GHG removals and GHG mitigation projects financed through carbon credits	E1-7*
	Internal carbon pricing	E1-8*
	Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	E1-9**
EU Taxonomy
2.4 EU Taxonomy	Disclosures pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation)	N/A

* Disclosure requirements E1-7 and E1-8 are not applicable for Genmab.

** Genmab has adopted the phase-in for E1-9 and elected not to disclose for year 1 reporting.

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2.0 IROs

Material Impacts, Risks and Opportunities (IROs) and their interaction with strategy and business model (SBM-3)

Section	Material Topic	Material Impact	Value Chain Location	Material Risk	Material Opportunity
Environmental	Climate Change - Adaptation and Mitigation	Emissions from value chain (negative)	Upstream

Genmab could face transitional risks by its inability to manage the carbon footprint and energy mix from our business operations and physical risks from climate-related events that may impact our business operations or that of our third-party partners or suppliers.

Partner with value chain to reduce Scope 3 emissions
		Emissions from own operations (negative)	Own Operations	Refer to the Risk Management section of the Annual Report under Environment for details	Renewable energy contracts (to mitigate climate change risks) Behavioral changes of employees (labs, travel patterns)
	Climate Change - Energy	Energy consumption (negative)	Own Operations		Increasing energy efficiency in the procurement of new locations as operations expand in the future and major renovations to existing locations.
		Generation of energy from onsite solar panels (positive)	Own Operations

All impacts, risks and opportunities have expected time horizons of short, medium and long-term.

Emissions from our value chain / Emissions from our own operations

Climate change adaptation and mitigation is material due to GHG emissions primarily in our value chain, but also in our own operations, which has a negative impact on the environment with transitional and physical risks associated. Genmab has adaptation and mitigation efforts aligned with the Paris Agreement for a future where warming is kept at 1.5°C. Genmab is committed to reducing GHG emissions to limit the global warming the planet is facing.

In line with our ambitions to reduce Scope 3 emissions through supplier engagement, Genmab has an opportunity to reduce GHG emissions in our upstream value chain by setting clear expectations and requirements, providing incentives and setting goals, which could lead to more efficient production processes and cost savings for both Genmab and its suppliers.

In terms of our own operations, Genmab plans to reduce emissions by sourcing electricity from renewable energy sources such as solar, wind, hydroelectric, or geothermal power. Genmab has an opportunity to reduce emissions by actively investing in renewable energy procurement through power purchase agreements (PPAs), green tariffs, or direct ownership of renewable energy assets which could mitigate climate change risks relating to carbon taxation. Genmab can decrease the carbon intensity of its electricity consumption by contracting with renewable energy providers or investing in onsite renewable energy projects. This not only helps in reducing emissions, but also supports the growth of renewable energy markets and contributes to broader sustainability goals.

Genmab has an opportunity to reduce GHG emissions and promote health in the context of climate change through various initiatives targeting employee behavior and operational practices. We aim to reduce energy consumption and GHG emissions by implementing sustainable practices in laboratories in line with MyGreenLab recommendations. Additionally, we encourage employees to minimize air travel to lower GHG emissions while ensuring business continuity, supported by guidelines that have been in place for several

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years. Furthermore, establishing remote work policies and promoting alternative commuting methods, such as biking, carpooling, and public transit, can contribute to decreasing GHG emissions associated with employee commuting, fostering a healthier environment for all and could lead to cost savings.

Energy consumption

Genmab utilizes 61% renewable energy at our state-of-the-art buildings; therefore, there is a negative impact in terms of non-renewable energy usage with risk associated with our energy mix; however, there is room to achieve 100% renewable energy usage at all of our locations.

Genmab has an opportunity to increase energy efficiency in the procurement of new locations as operations expand in the future and major renovations to existing locations which could lead to financial savings on operational expenses.

Refer to E1-5 for energy mix and consumption table.

Generation of energy from onsite solar panels

Genmab also has a positive impact from generation of energy through solar panels at our headquarters in Denmark and certain R&D locations in the Netherlands.

Refer to E1-4 for climate change targets.

Genmab’s Resilience to Climate Change

Genmab's resilience analysis was conducted qualitatively in 2021, incorporating climate scenarios based on key reports from authoritative bodies such as the Intergovernmental Panel on Climate Change (IPCC) and the International Energy Agency (IEA). No material changes to the analysis were identified in 2024, 2023 or 2022. The analysis was conducted by assessing climate-related impacts across Genmab’s entire value chain, including supply chains, operations, energy consumption, and logistics.

This resilience analysis helps inform Genmab’s strategic planning, risk management, and financial planning processes, ensuring that climate-related risks and opportunities are integrated into the company’s Enterprise Risk Management (ERM) framework.

Genmab utilized two scenarios to explore potential transition and physical risks at a Paris Agreement aligned 1.5–2°C and a high emissions scenario at 4°C warming levels, considering both short-term (2030) and medium-to-long-term (2040/2050) time horizons in alignment with Genmab’s strategic planning horizons and its GHG emissions reduction targets.

●	The 1.5–2°C scenario assumes a transition to a low-carbon economy in line with global climate targets. This scenario evaluates risks and opportunities arising from regulatory actions such as carbon taxation, low-carbon technology adoption, and evolving consumer preferences toward sustainability.

●	The 4°C scenario represents a business-as-usual pathway with high emissions and limited global mitigation efforts, leading to more severe physical risks such as extreme weather events, flooding, and disruptions to supply chains.

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The key assumptions for the resilience analysis include the transition to a low-carbon economy, macroeconomic trends, energy consumption and mix, technology deployment and time horizons.

Based on the scenario analysis, Genmab identified several potential physical risks, transition risks and opportunities for both the 1.5–2°C and 4°C warming scenarios across short-term and medium/long-term time frames. The identified physical and transition risks and opportunities were evaluated based on likelihood, magnitude and duration to Genmab’s operations and taking into account Genmab’s physical geographical locations at the time of conducting the analysis. No aspects of Genmab’s business were identified as incompatible with a transition to a climate neutral economy.

●	Key physical risks to Genmab’s business activities and assets identified in the scenarios: Disruption of supply chain and operations from extreme weather events, increased cooling costs from more frequent and severe heat waves, increased costs of raw materials due to changes in weather patterns and extreme weather events, operations and supply chain disruption from coastal flooding and damage to physical assets and inventory.
●	Key transition risks to Genmab’s business activities identified in the scenarios: Global carbon taxation and pricing impacting costs and financial returns, investor focus on climate performance limiting access to capital and investment, competition for talent in scientific and innovative fields becomes increasingly linked to climate performance, and cost of compliance with fragmented and drastic regulatory intervention.

While the scenario analysis identified potential physical and transition risks, the risk related to the Environment was identified as the material risk to Genmab. Refer to the Risk Management section in Management’s Review for risks related to the Environment.

Genmab has committed to a science-aligned emissions reduction target aligned with the Paris Agreement, aimed at reducing its GHG emissions in line with the global goal to limit warming to 1.5°C. This target plays a critical role in mitigating both transition and physical risks by guiding risk mitigation, reducing exposure to physical risks and enhancing resilience to market shifts.

Uncertainties within the resilience analysis included climate projections under the scenarios and regulatory evolution over time.

Genmab’s resilience analysis, underpinned by qualitative scenario analysis and guided by a science-aligned emissions reduction target, highlights the company’s preparedness by adapting our strategy for both transition and physical climate risks in the medium and long term. The science-aligned emissions reduction target offers a clear pathway for mitigating these risks while also seizing opportunities associated with the transition to a low-carbon economy. Through its ongoing commitment to sustainability, Genmab is not only reducing its exposure to climate risks but also positioning itself for long-term business success in an increasingly climate-conscious world.

2.1 E1 Climate Change Strategy

Transition plan for climate change mitigation (E1-1)

Genmab approaches climate change mitigation through a comprehensive transition plan, addressing risks, setting targets, and engaging stakeholders including suppliers. We have assessed potential climate-related

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risks to our own operations and our value chain – See the Risk Management section in Management’s Review for further details.

We have established science-aligned emissions reductions targets for reducing GHG emissions across our own operations and our value chain, aligning with the goals of the Paris Agreement to limit global warming to 1.5°C, and we have set targets for GHG emission reduction.

Genmab plans to reduce GHG emissions by:

◾	engaging with suppliers and partners to ensure ongoing decarbonization of our value chain,
◾	sourcing electricity from renewable energy sources such as solar, wind, hydroelectric, or geothermal power, and
◾	encouraging and inspiring behavioral changes for our employees to reduce emissions from lab operations, business travel and employee commuting

Genmab’s transition plan is embedded in and aligned with our overall business strategy including our financial planning. Refer to “Our Strategy” section in Management’s Review for details.

The transition plan is reviewed through our governance model and is approved by Executive Management and Board.

Refer to E1-4 for Genmab’s progress on the implementation of the transition plan.

2.2 E1 Climate Change IRO Management

Policies related to climate change mitigation and adaptation (E1-2)

Genmab published its Corporate Social Responsibility (CSR) Policy in 2023 which was adopted by the Board and includes a focus on environmental sustainability.

In 2024, Genmab published an overarching Commitment to the Environment and Sustainability to manage material environmental sustainability matters including material IROs covering climate change adaptation and mitigation, and energy, and matters not material to Genmab including water and circular economy. The Commitment to the Environment and Sustainability was adopted by the CSR & Sustainability Committee on December 11, 2024.

Genmab’s Commitment to the Environment and Sustainability applies to all employees and contractors and all activities within Genmab’s operations. It extends to all regions where Genmab operates, recognizing diverse environmental challenges and opportunities.

Genmab’s CSR & Sustainability Committee, composed of cross-functional senior leaders, and co-lead by our CEO and SVP Communications & Corporate Affairs, is responsible for the oversight of Genmab’s Commitment to the Environment & Sustainability and implementation.

Genmab has included the perspectives of internal and external key experts and stakeholders in determining material environmental topics and in formulating Genmab’s Commitment to the Environment and Sustainability.

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Genmab's Commitment to the Environment and Sustainability is available for our key stakeholders including our employees on our website (Genmab.com).

Refer to the Commitment to the Environment and Sustainability on our website.

Actions and resources in relation to climate change policies (E1-3)

Engaged with suppliers to encourage them to set their own emissions targets

We engage in continuous dialogue on sustainability with our key suppliers so Genmab may meet our target as disclosed in E1-4.

In 2024, Genmab benchmarked the climate ambitions of our top suppliers to provide a clear baseline and identify actions and hotspots for improvement. We had in-person and virtual engagement with key suppliers identified as significant sources of emissions. Genmab established formalized processes governing supplier engagement on climate change by incorporating specific climate change topics in the supplier onboarding and annual contract review.

Continued investment in Renewable Energy Procurement

In 2024, Genmab renegotiated an electricity contract to ensure that our sites continue towards our ambition of sourcing 100% renewable electricity to help mitigate our Scope 2 emissions.

Refer to E1-5 and E1-6 for further details on energy usage and mix, and GHG emissions.

2.3 E1 Climate Metrics and Targets

Targets related to climate change mitigation and adaptation (E1-4)

Genmab plans to minimize its carbon footprint across our business to align with a future where warming is kept at 1.5°C in line with the Paris Agreement. Genmab has considered a diverse range of climate scenarios when setting the targets. Specific targets consistent with Genmab’s GHG inventory are summarized below and relate to the gross reduction of GHG emissions:

(1)	Develop and execute on sustainable climate-related strategy by 2025[1]

The development and execution of a sustainable climate-related strategy by 2025 is critical to ensuring that we align our operations with global climate targets. By disclosing Scope 1, 2, and 3 emissions in the 2023 annual reporting, Genmab has already laid the groundwork for transparency and accountability of our environmental impact. Building on this foundation, in 2024, Genmab achieved the development of a comprehensive climate strategy, with a clear commitment to climate targets aligned with the Paris Agreement. Executing this strategy will involve taking tangible actions toward GHG emissions reductions, with partial progress on Scope 1 and 2 reductions expected by the end of 2025. By executing these steps, Genmab plans to not only meet regulatory expectations

1 Executive Management received RSU grants in 2023 with performance linked to developing and executing on a sustainable climate-related strategy

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but also contribute to global efforts to combat climate change toward a sustainable future for both our operations and the planet.

(2)	Reduce Scope 1 and Scope 2 emissions by 42% through a reduction in Scope 2 emissions by 2030 from a 2024 base year[2]

Genmab intends to achieve a 42% reduction in Scope 1 and Scope 2 (market-based) GHG emissions by 2030 compared to a 2024 baseline year by sourcing renewable electricity at our facilities.

(3)	Ensure 70% of suppliers by spend covering upstream purchases goods and services, capital goods and upstream transportation commit to have Science Based Targets (SBT) by 2030[3]

Genmab intends to indirectly mitigate GHG emission impacts to the environment by 2030 through supplier engagement and responsible sourcing practices by ensuring at least 70% of our largest suppliers by spend (operating expenses), covering upstream purchased goods and services, capital goods and upstream transportation, commit to have science-based targets by 2030.

(4)	Reduce Scope 1 and 2 emissions by 90% by 2050 from a 2024 base year

Genmab intends to reduce Scope 1 and 2 (market-based) GHG emissions by 90% by 2050 from a 2024 base year to contribute to the obtainment of the ambitions laid out in the 2015 Paris Agreement by sourcing renewable electricity and switching to cleaner heating sources.

Refer to section GOV-3 for climate related targets related to Executive Management incentive compensation.

In 2022, Executive Management was granted RSUs linked to Genmab’s climate target to ensure 100% renewable electricity was achieved across all major operating sites, which at the time of grants included our headquarters in Denmark and sites in the Netherlands, the U.S. and Japan. As of December 31, 2024, all major operating sites under the RSU grant achieved 100% renewable electricity.

2 Executive Management received RSU grants in 2024 with performance linked to Scope 1 and Scope 2 emission reductions by 42% by 2030 from a 2021 base year. The grant occurred prior to our base year update to 2024 due to significant changes in our structure and corresponding emissions (ProfoundBio acquisition in May 2024) and achievement will be assessed prior to base year update.

3 Executive Management received RSU grants in 2024 with performance linked to supplier engagement ensuring two thirds of suppliers by spend committed to a Paris Agreement aligned climate target by 2030

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Energy consumption and mix (E1-5)

	Energy consumption and mix		2024
1	Total fossil energy consumption	MWh	4,616
	Share of fossil sources in total energy consumption	%	38%

2	Consumption from nuclear sources	MWh	92
	Share of consumption from nuclear sources in total energy consumption	%	1%

3	Fuel consumption for renewable sources, including biomass (also comprising industrial and municipal waste of biologic origin, biogas, renewable hydrogen, etc.)	MWh	-

4	Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources	MWh	7,414

5	The consumption of self-generated non-fuel renewable energy	MWh	77

6	Total renewable energy consumption[1]	MWh	7,491
	Share of renewable sources in total energy consumption	%	61%

	Total energy consumption[2]	MWh	12,199

	1 - Total renewable energy consumption (MWh) (calculated as the sum of lines 3 to 5)
	2 - Total energy consumption (MWh) (calculated as the sum of lines 1, 2 and 6)

Accounting Policies

Total energy consumption is accounted for by combining both renewable and non-renewable energy sources used across our operations. We measure energy consumption in megawatt-hours (MWh), incorporating data from energy management systems and utility invoices to ensure accuracy. Renewable energy includes wind, solar, hydro and other sustainable sources which are supported by contractual agreements such as Energy Attribute Certificates (EACs), while non-renewable energy encompasses fossil fuels and grid electricity. This comprehensive approach allows us to monitor our overall energy usage effectively and conduct annual reviews of our consumption data to validate its completeness and reliability, ensuring compliance with relevant reporting standards and reinforcing our commitment to sustainability.

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Gross Scopes 1, 2, 3 and total GHG emissions (E1-6)

Genmab calculates its Scope 1, 2 and 3 GHG emissions in accordance with the requirements of ESRS E1 Climate Change, considering the principles, requirements and guidance provided by the GHG Protocol.

				Milestones and Target Years
	Base Year 2024	2023	% Change	2030	2050	Annual % Target / Base Year[3]
Scope 1 GHG emissions[1]
Gross Scope 1 GHG emissions (tCO2eq)	534	317	68%	534	54	0%

Scope 2 GHG emissions
Gross location-based Scope 2 GHG emissions (tCO2eq)	2,705	1,200	125%	-	-	-
Gross market-based Scope 2 GHG emissions (tCO2eq)	1,163	238	389%	450	116	7%

Total Scope 1 and market-based Scope 2 GHG emissions (tCO2eq)	1,697	555	206%	984	170	7%

Significant Scope 3 GHG emissions[2]
Total Gross indirect (Scope 3) GHG emissions (tCO2eq)
1 - Purchased Goods and services	164,449	127,237	29%
2 - Capital goods	5,519	10,045	(45)%
3 - Fuel and energy-related Activities (not included in Scope 1 or Scope 2)	1,078	411	162%
4 - Upstream transportation and distribution	5,425	4,737	15%
6 - Business travel	10,559	7,675	38%
7 - Employee commuting	946	803	18%
Total Scope 3 GHG emissions	187,976	150,908	25%

Total GHG emissions
Total GHG emissions (location- based) (tCO2eq)	191,215	152,425	25%
Total GHG emissions (market- based) (tCO2eq)	189,673	151,463	25%

1 - Percentage of Scope 1 GHG emissions from regulated emission trading schemes not applicable to Genmab.

2 - Scope 3 GHG emissions categories excluded from the inventory include 5 – Waste generated in operations as it is included in category 1, 8 – Upstream leased assets, 9 – Downstream transportation and distribution, 10 – Processing of sold products, 11 – Use of products sold, 13 – Downstream leased assets and 14 – Franchises as they are all not applicable to Genmab, and 12 – End-of-life treatment of sold products and 15 – Investments as they are not material. Further, there are no emission reduction target percentages for Scope 3 GHG emissions. Refer to E1-4 for environmental targets.

3 – Annual % Target / Base Year represents the actual reduction target for 2030 (or 42%) over six years.

Accounting Policies

Scope 1 GHG Emissions

Scope 1 GHG emissions refer to the direct GHG emissions from sources that are financially or operationally (as required by ESRS 1) controlled by Genmab at our headquarters, office, laboratory and preclinical development space across all Genmab locations. Direct GHG emissions is comprised of the sum of greenhouse gases, which are converted to CO₂ equivalents (CO2eq). The GHG emissions arise from the combustion of fuel products and leakage of refrigerants. To calculate GHG emissions the newest version of DEFRA GHG Conversion factors (2024) has been used.

Scope 2 GHG Emissions

Scope 2 GHG emissions refer to the indirect GHG emissions resulting from the generation of purchased energy that is used by Genmab at our headquarters, office, laboratory and preclinical development space across all Genmab locations. Scope 2 GHG emissions occur at the facility where the energy is generated,

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thus being classified as indirect GHG emissions. The GHG emissions are linked to the electricity and district heating consumption.

Scope 2 location-based GHG emissions are calculated by taking consumed energy multiplied with relevant location-based national emission factors provided by the International Energy Agency (IEA) (2023) and the Association of Issuing Bodies (AIB) (2023).

Scope 2 market-based GHG emissions are calculated by taking consumed energy multiplied with market-specific emission factors provided directly from the energy supplier. Renewable energy purchases and certificates are considered, when accounting for indirect GHG emissions, using the market-based approach.

Scope 3 GHG Emissions

Genmab has identified six categories, out of the 15 categories of Scope 3 GHG emissions defined by the GHG protocol, as relevant. The remaining nine categories are not separately reported on as they are either not applicable to Genmab or GHG emissions have been included in the other emission categories. Zero percent of Genmab’s Scope 3 GHG emissions are measured using primary data obtained from suppliers or other value chain partners. For spend-based calculations, all spend in foreign currencies has been converted into USD using the average exchange rate for the year.

Category 1 - Purchased goods and services

Purchased goods and services include GHG emissions related to all spend from external suppliers, except for investment (CapEx), travel, and transportation and distribution spend, which are included in other Scope 3 categories. Spend is converted into CO2eq emissions using the spend-based method by applying the Environmentally Extended Input-Output (EEIO) model with US EPA emission factors (2022) to estimate GHG emissions (CO2eq).

Category 2 - Capital goods

Capital goods include GHG emissions related to investments in tangible assets (CapEx). Spend is converted into CO2eq emissions using the spend-based method by applying the Environmentally Extended Input-Output (EEIO) model with US EPA emission factors (2022) to estimate GHG emissions (CO2eq).

Category 3 - Fuel and energy-related activities

Fuel and energy-related activities include all upstream Well-to-Tank (WTT) CO2eq emissions of purchased fuel and electricity and Transmission and Distribution (T&D) Loss of purchased electricity (beyond Scope 1 and 2 GHG emissions). Electricity and fuel consumption are multiplied by DEFRA's emission factors (2023 for fuel and 2021 for electricity) to estimate GHG emissions (CO2eq). The category primarily comprises upstream WTT and T&D emissions from electricity and WTT emissions from natural gas.

Category 4 - Upstream transportation and distribution

Upstream transportation and distribution include GHG emissions related to spend from external suppliers related to transportation and distribution of goods. Spend is converted into CO2eq emissions using the spend-based method by applying the Environmentally Extended Input-Output (EEIO) model with US EPA emission factors (2022) to estimate GHG emissions (CO2eq).

Category 6 – Business travel

Business travel includes GHG emissions related to spend from external suppliers related to flights, ground transportation, hotel stays and meals in connection with business travel. Spend is converted into CO2eq

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emissions using the spend-based method by applying the Environmentally Extended Input-Output (EEIO) model with US EPA emission factors (2022) to estimate GHG emissions (CO2eq).

Category 7 – Employee Commuting

Employee commuting includes GHG emissions related to employees’ commuting between their homes and the Genmab sites. GHG emissions are estimated using the average data method and based on assumptions across our locations.

2024
GHG intensity per net revenue
Total GHG emissions (location-based) per net revenue (tCO2eq/DKK million)	8.88
Total GHG emissions (market-based) per net revenue (tCO2eq/DKK million)	8.81

Refer to Note 2.1 in the consolidated financial statements for disclosures related to Genmab’s revenue.

2.4 EU Taxonomy

Disclosures pursuant to Article 8 of Regulation (EU) 2020/852

The EU Taxonomy is a classification system designed to provide a framework for identifying sustainable economic activities. It helps companies and investors distinguish between activities that contribute to environmental sustainability by establishing a common language for defining what constitutes "green" or sustainable business practices. The EU Taxonomy plays a role in supporting the transition towards a more sustainable economy.

In line with Article 8 of the EU Taxonomy and the Disclosure Delegated Act (EU) 2021/2178, Genmab is required to report on the sustainability profile of its activities, specifically focusing on the eligibility and alignment of its Turnover, Capital Expenditures (CapEx) and Operating Expenditures (OpEx).

Eligibility:

We screened our economic activities against those outlined in the Taxonomy, identifying eligible Turnover, CapEx and OpEx.

●	Turnover - We assessed turnover based on the net product sales of pharmaceutical products. We concluded that turnover from the sale of EPKINLY qualifies under the Manufacture of Medicinal Products (#1.2) activity, in line with the Taxonomy criteria for Pollution Prevention and Control (PPC). We did not include turnover from the sale of EPKINLY as eligible activities in 2023 as EPKINLY launched in the U.S. in May 2023 and Japan in September 2023.
●	CapEx - Our assessment focused on investments that align with Taxonomy-eligible activities. We identified one eligible project under Renovation of Buildings (#7.2) in line with the Taxonomy criteria for Climate Change Mitigation (CCM).

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●	OpEx - We evaluated the eligibility of our OpEx by reviewing the eligible economic activities outlined in its Statement of Profit or Loss and examining the data available to us from our ERP system. Based on this evaluation, we did not identify eligible OpEx.

Alignment:

We assessed whether any of our Taxonomy-eligible Turnover or CapEx for economic activities 1.2 and 7.2 could be considered Taxonomy-aligned; however, we were not able to obtain enough evidence to conclude alignment with the 'Substantial contribution' and 'Do No Significant Harm' (DNSH) criteria.

Accounting Policies

Turnover:

Total Turnover consists of total revenue as disclosed in note 2.1 in the consolidated financial statements. The Turnover KPI represents the ratio of net product sales from taxonomy-eligible or taxonomy-aligned economic activities to the total revenue in a fiscal year.

CapEx:

Total CapEx consists of additions to intangible assets, tangible assets and right-of-use assets during the fiscal year (refer to notes 3.1, 3.2 and 3.3, respectively) and considered before depreciation, amortization, and any re-measurements, including those resulting from revaluations and impairments, for the relevant financial year, excluding any fair value changes. Furthermore, total CapEx consists of any additions to tangible and intangible assets resulting from business combinations. The CapEx KPI represents the share of CapEx that is taxonomy-eligible or taxonomy-aligned divided by the total CapEx.

OpEx:

Total OpEx includes direct non-capitalized costs that relate to research and development, building renovation measures, short-term lease, maintenance and repair, and any other direct expenditures relating to the day-to-day servicing of assets of property, plant and equipment by the undertaking or third party to whom activities are outsourced that are necessary to ensure the continued and effective functioning of such assets. OpEx does not include amortization, depreciation, or impairments.

To avoid double counting related to the economic activities, Turnover, CapEx and OpEx are distinctly allocated to ensure that there is no overlap across these financial metrics.

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Economic Activities — Turnover

TURNOVER				Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')
Economic Activities	Codes	Absolute Turnover	Proportion of Turnover	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity and ecosystems	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Minimum Safeguards	Taxonomy Aligned Proportion of Total Turnover, 2024	Taxonomy Aligned Proportion of Turnover, 2023	Category (Enabling Activity)	Category (Transitional Activity)
		DKK million	%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1. Environmentally sustainable activities (Taxonomy-aligned)
None		-	0%	0%	0%	0%	0%	0%	0%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	0%	0%	N/A	N/A

Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		-	0%	0%	0%	0%	0%	0%	0%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	0%	0%	N/A	N/A
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)
Manufacture of medicinal products.	PPC 1.2	1,743	8%

Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		1,743	8%
Total (A.1+A.2)		1,743	8%
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES
Turnover of Taxonomy-non-eligible activities		19,783	92%
Total (A+B)		21,526	100%

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Economic Activities — CapEX

CAPEX				Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')
Economic Activities	Codes	Absolute CapEx	Proportion of CapEx	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity and ecosystems	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Minimum Safeguards	Taxonomy Aligned Proportion of Total CapEx, 2024	Taxonomy Aligned Proportion of CapEx, 2023	Category (Enabling Activity)	Category (Transitional Activity)
		DKK million	%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1. Environmentally sustainable activities (Taxonomy-aligned)
None		-	0%	0%	0%	0%	0%	0%	0%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	0%	0%	N/A	N/A

CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		-	0%	0%	0%	0%	0%	0%	0%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	0%	0%	N/A	N/A
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)
Renovation of existing buildings	CCM 7.2	80	1%

CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		80	1%
Total (A.1+A.2)		80	1%
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES
CapEx of Taxonomy-non-eligible activities		12,486	99%
Total (A+B)		12,566	100%

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Economic Activities — OpEx

OPEX				Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')
Economic Activities	Codes	Absolute OpEx	Proportion of OpEx	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity and ecosystems	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Minimum Safeguards	Taxonomy Aligned Proportion of Total OpEx, 2024	Taxonomy Aligned Proportion of OpEx, 2023	Category (Enabling Activity)	Category (Transitional Activity)
		DKK million	%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1. Environmentally sustainable activities (Taxonomy-aligned)
None		-	0%	0%	0%	0%	0%	0%	0%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	0%	0%	N/A	N/A

OpEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		-	0%	0%	0%	0%	0%	0%	0%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	0%	0%	N/A	N/A
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)
None		-	0%

OpEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		-	0%
Total (A.1+A.2)		-	0%
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES
OpEx of Taxonomy-non-eligible activities		9,501	100%
Total (A+B)		9,501	100%

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Annex XII

Row	Nuclear energy related activities
1

The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.

NO
2

The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.

NO
3

The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.

NO
Fossil gas related activities
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	NO
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	NO
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	NO

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Sustainability Statements: Social

Genmab is dedicated to making a meaningful impact in the lives of patients and caregivers by developing innovative treatments to transform cancer care and address other serious diseases. We prioritize understanding the needs of patients and their families, ensuring that their experiences and insights guide our research, development and commercialization efforts.

Our workforce is our greatest asset; the dedication and innovation of our team members are essential to our success. The Genmab Commitment, our employee value proposition, grounds our culture and brings our vision, purpose, and core values to life. Team members, or full-time equivalents (FTEs) at Genmab are defined as all employees on our payroll, both full-time and part-time, as well as active and on-leave. All individuals have been included by reflecting the proportion of an FTE they represent based on their contractual agreement. Non-employees at Genmab include contingent workers and consultants provided by third party undertakings who are primarily engaged in employment activities.

We prioritize attracting and retaining qualified individuals who align with our core mission of improving patient lives. Teamwork and respect are central to our culture, fostering an inclusive, open, and supportive environment across our global locations. We believe that workplace diversity—encompassing social, educational, cultural, national, age, and gender differences—is crucial for our continued success. By recruiting employees with the right skills and competencies, we create interactive teams that drive our goals and ensure Genmab’s ongoing impact in healthcare, ultimately benefiting the patients and care partners we serve.

Own Workforce

Below are the list of Disclosure Requirements as it pertains to ESRS S1 - Own Workforce:

Section	Disclosure requirement content	Disclosure requirement #
3.0 IROs	Material Impacts, Risks and Opportunities and their interaction with strategy and business model	SBM-3
3.1 Own Workforce IRO Management	Policies related to own workforce	S1-1
	Processes for engaging with own workers and workers’ representatives about impacts	S1-2
	Processes to remediate negative impacts and channels for own workers to raise concerns	S1-3
	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	S1-4
3.2 Own Workforce Metrics and Targets	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	S1-5
	Characteristics of the Company’s employees	S1-6
	Characteristics of non-employee workers in the Company’s own workforce	S1-7*
	Collective bargaining coverage and social dialogue	S1-8
	Diversity metrics	S1-9
	Adequate wages	S1-10
	Social protection	S1-11
	Persons with disabilities	S1-12*
	Training and skills development metrics	S1-13
	Health and safety metrics	S1-14
	Work-life balance metrics	S1-15*
	Compensation metrics (pay gap and total compensation)	S1-16
	Incidents, complaints and severe human rights impacts	S1-17

*Genmab has adopted the phase-in for S1-7, S1-12 and S1-15 and elected not to disclose for year 1 reporting.

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3.0 IROs

The table describes Genmab’s material impacts, risks and opportunities related to our material Social topics on own workforce:

Section	Material Topic	Material Impact	Value Chain Location	Material Risk	Material Opportunity
Social	Own Workforce - Working Conditions	Employee well-being and vitality (positive)	Own Operations	Genmab may have an inability to attract and retain suitably qualified team members	Provide a voice to employees through our global engagement survey
		Safety in our facilities (positive)	Own Operations	Refer to the Risk Management section of the Annual Report under Management and Workforce for details	Safety training / ongoing education in our laboratories
	Own Workforce - Equal Treatment and Opportunities for All	Career development through training and skill building (positive)	Own Operations		Providing employees with opportunities to discuss their career at Genmab
		Diversity in the workplace (positive)	Own Operations

All impacts, risks and opportunities have expected time horizons of short, medium and long-term.

Employee well-being and vitality

Prioritizing employee well-being and vitality is not just a moral imperative but also a strategic investment in the success and sustainability of Genmab. It promotes a positive work environment, improves employee morale and engagement, enhances productivity, reduces turnover, and helps maintain compliance with legal requirements. Therefore, prioritizing the health and safety of our teams demonstrates our commitment to our most valuable asset—our people.

Promoting work-life balance is not just beneficial for employees, it also positively impacts Genmab by fostering a more productive, engaged, and satisfied workforce. It contributes to a positive organizational culture, supports recruitment and retention efforts, and ultimately enhances the overall performance and success of Genmab.

Genmab has a significant opportunity to enhance its workplace culture by providing a voice to our employees through ongoing initiatives aimed at improving employee engagement. By leveraging platforms such as our annual global engagement survey, Genmab can foster an environment where employees feel valued, motivated, and committed to both their work and the organization's goals. This focus on engagement is likely to lead to improved talent retention and overall employee well-being.

With both local and global surveys conducted annually or biennially, Genmab gathers valuable insights into employee satisfaction, including both physical and mental workplace conditions. The results of these surveys provide a foundation for actionable improvements, with the Human Resources team facilitating the process and Genmab leaders taking ownership of the outcomes. By actively addressing areas of concern highlighted in the surveys, Genmab can create a more supportive and responsive work environment, ultimately empowering employees to share their feedback, concerns, and ideas effectively.

Safety in our facilities

Safety in facilities at Genmab is essential not only for complying with legal requirements, but also for protecting employees, enhancing productivity, reducing costs, maintaining a positive reputation, and supporting overall business success and sustainability. It reflects Genmab's commitment to the well-being of its employees and its responsibility as a corporate citizen within the broader community.

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We have instituted mandatory safety training and ongoing education in all workplace areas, especially related to the proper handling of hazardous materials and chemicals in our labs to enhance productivity and reduce costs.

Career development through training and skill building

Employees with advanced skills contribute to higher productivity and efficiency, improving the overall performance of the organization. Organizations that invest in their employees’ development tend to have higher retention rates, as employees feel valued and are more likely to stay with Genmab. Companies known for their commitment to employee development attract top talent, as professionals seek employers who offer growth opportunities. A focus on continuous learning fosters a culture of growth and development, enhancing teamwork, collaboration, and overall morale.

Genmab provides employees with opportunities to discuss their future career at Genmab which should increase employee retention, provide for the ability to attract top talent and achieve higher productivity and efficiency. This is done formally through the year-end performance reviews, but also informally through ad hoc discussions with the manager, as needed. Employees are provided with several internal resources related to the performance process.

Diversity in the workplace

We strive to create, nurture, and maintain a global, inclusive culture where differences drive innovative solutions to meet the needs of patients, care partners, families, and employees. Our teams give Genmab its strength. We are committed to championing a corporate culture that accepts and promotes uniqueness and empowers each team member to bring their authentic self to work in a safe, open, and respectful environment. Our diversity, equity, and inclusion (“DE&I”) strategy aims to make Genmab an Extra[not]ordinary™ employer and inclusive workplace with DE&I efforts centered on gender, age and nationality. Genmab has team members representing over 75 nationalities.

Genmab also has several initiatives in place to connect employees across the company, including employee resource groups (ERGs), sharing individual and group experiences to create an inclusive and supporting work environment and to continuously improve employee engagement.

Refer to S1-5 for targets related to our Own Workforce and S1-9 for diversity metrics including gender and age.

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3.1 Own workforce IRO management

Policies related to own workforce (S1-1)

Genmab has a number of policies that address our material IROs for the topic of Working Conditions, and related to all of its own workforce, including the following:

●	Code of Conduct
●	Global Speak Up Policy
●	Human Rights Commitment
●	Global Diversity, Equity & Inclusion Policy
●	Corporate Social Responsibility (CSR)
●	Global Lab Occupational Health and Safety Policy

Genmab has other processes and systems in place including our Workplace Accident Prevention Management System and Employee Value Proposition.

Code of Conduct

The Code of Conduct policy aims to promote ethical and compliant conduct in all aspects of our business. Our Code of Conduct applies to everyone in our Company, at every level, including employees, managers, and board members. We expect our alliance partners and third parties, including agents, consultants, contingent workers, and suppliers, to act in a way that is consistent with our values and our Code of Conduct when conducting business on behalf of Genmab. As noted in the Code of Conduct, #11 - Genmab proactively seeks to foster a values-based performance culture and a safe and healthy workplace environment of mutual respect, dignity and inclusion, one that assures we can attract, develop and retain a highly talented, diverse workforce of engaged employees driven to deliver superior business outcomes. We are committed to equal opportunity and fair treatment of our employees. All forms of harassment and retaliation are unacceptable and counter to everything we stand for as a Company.

The Code of Conduct can be mapped to the following positive impacts:

●	Employee well-being and vitality
●	Career development through training and skill building

Genmab’s Head of Global Compliance is responsible for this policy and reports directly to the CEO, and both are members of the CSR and Sustainability Committee.

Refer to the Code of Conduct on our website.

Global Speak Up Policy

Enabling employees and external stakeholders to speak up when they observe potential misconduct or have concerns about matters relating to our business is vital to retaining our strong Genmab culture and to doing the right thing. The Genmab Global Speak Up Policy allows for confidential and (where allowed) anonymous reports that will be directed to Genmab Compliance for initial triage and handling. This approach renders the reporting process more accessible and easier to navigate. All reports made under this Policy will be received and treated sensitively and seriously, and will be dealt with promptly, fairly, and objectively. Any investigations commenced will be conducted in a timely manner and will be fair and independent from any persons to whom the report relates.

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Importantly, our policy also extends protections not only to our regular employees, but also contingent staff, part-timers, temp staff, trainees, interns (both current and former) and others who choose to report their concerns.

All employees, in addition to the new hire onboarding training, are required to complete annual Code of Conduct training and attest to their commitment to adhere to our ethical standards. This training also reviews among other topics, the Global Speak Up Policy concepts.

The Global Speak Up Policy can be mapped to the positive impact of Employee well-being and vitality. Genmab’s Head of Global Compliance is responsible for this policy and reports directly to the CEO, and both are members of the CSR and Sustainability Committee.

Refer to the Global Speak Up Policy on our website.

Human Rights Commitment

We recognize and support human rights and are dedicated to conducting business in a way that respects the dignity of all people. Our Human Rights Commitment is guided by current human rights laws and the United Nations Guiding Principles on Business and Human Rights. Our Guiding Principles refer to the International Bill of Human Rights, which consists of the Universal Declaration of Human Rights and the two Covenants that implement it, as well as the International Labour Organization’s (ILO) Declaration on Fundamental Rights and Principles at Work and the core conventions that underpin it, and we are in alignment with these instruments. We are committed to respecting human rights, including labor rights in our own operations and complying with the laws of the countries in which we do business. As part of our commitment, we seek to identify, prevent, and address any potential and actual adverse human rights impacts that our business may contribute to or cause. Further, as disclosed in our Human Rights Commitment, privacy rights of our employees, patients, healthcare providers, customers and other stakeholders are protected. Additionally, per the Human Rights Commitment policy we ensure fair, non-discriminatory employment practices and the prohibition of any form of human trafficking, forced, indentured, slave or child labor. We ensure that the policy is publicly available to all affected stakeholders by publishing it on our website.

In 2024, through periodic checks and audits, we continued to provide assurance that our policies, procedures, and operations align with our Human Rights Commitment. Our Supplier Code of Conduct addresses human rights and labor relations to ensure suppliers understand our commitment to compliance with local human and labor laws and recognize the importance we place on human rights. The Supplier Code of Conduct includes provisions in line with the applicable ILO standards addressing the safety of all workers including those in precarious work, human trafficking and the use of forced labour or child labour. The Global Speak Up Policy and Hotline covers the measures provided to enable remedy for human rights impacts.

The Human Rights Commitment policy can be mapped to the positive impact of Employee well-being and vitality. Under the leadership of our Chief People Officer, our Human Resources function is responsible for ensuring our compliance with this Commitment.

Refer to the Human Rights Commitment on our website. Refer also to the Corporate Global Supplier Code of Conduct Policy on our website.

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Global Diversity, Equity & Inclusion Policy

At Genmab, prioritizing DE&I means creating richer solutions, obtaining better results, and maximizing productivity, innovation, and creativity. Diversity allows for a variety of perspectives, and inclusion takes different ideas and perspectives into account, while equity ensures fair opportunities to succeed. We embrace each employee’s unique contribution to our culture by valuing differences including age, disabilities, gender, Genmab heritage, nationality, professional specialization race/ethnicity, problem-solving style, sexual orientation, and social class. Genmab’s Global Diversity, Equity & Inclusion Policy covers inclusion for groups that may be at particular risk of vulnerability including all employees, regardless of gender, race, ethnicity, religion, age, disability, and other characteristics.

By ensuring equal treatment and opportunity, Genmab has a positive impact on people in its workforce and value chain. Diversity in the workplace and harboring a safe workplace for all leads to innovation, creating the opportunity for Genmab to gather multiple perspectives into one place. Similarly, a lack of diversity can impact company performance negatively and hinder innovative solutions to support patients.

With regards to our people and measures against violence and harassment in the workplace, as noted in our Code of Conduct, all forms of harassment and retaliation are unacceptable and counter to everything we stand for as a Company.

The Global Diversity, Equity & Inclusion Policy (most recently adopted by the Board of Directors on June 12, 2024) can be mapped to the positive impact of Diversity in the workplace. The DE&I Council (made up of senior leaders at Genmab) is responsible for ensuring our compliance with this policy.

Refer to the Global Diversity, Equity & Inclusion Policy on our website.

Corporate Social Responsibility (CSR) Policy

As noted in the CSR Policy under No. #2, we care for our employees’ health, well-being, safety, and development and promote a collaborative culture that fosters passion for innovation, integrity, and respect. We believe that diversity, equity, and inclusion are fundamental to achieving our vision and are committed to championing a corporate culture that accepts and promotes uniqueness and empowers each team member to bring their authentic self to work in a safe, open, and respectful environment.

The CSR Policy is mapped to the positive impact of Career development through training and skill building. The Nominating and Corporate Governance Committee of Genmab A/S’ Board of Directors oversees all aspects of Genmab’s CSR efforts.

Refer to the Corporate Social Responsibility (CSR) Policy on our website.

Global Lab Occupational Health and Safety Policy

Genmab has an internal Global Lab Occupational Health and Safety Policy specific to our R&D labs across our locations. Formal committees responsible for monitoring and improving health and safety at each of our locations continued their work. Each committee reports to site operations and to the local management team to address and escalate any issues. Health and safety prevention workers continue to monitor and improve health and safety at our R&D labs. This policy is mapped to the positive impact of Safety in our facilities. Under the leadership of our Chief Medical Officer, our committees are responsible for ensuring our compliance with the policy.

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Workplace Accident Prevention Management System

Genmab adheres to processes, assessments, inspections, and staff trainings and has reporting in place to prevent, monitor and manage any workplace accidents. We aim to create a workplace accident prevention policy over the coming years. Mandatory workplace assessments are conducted in compliance with local regulations. This strategy is mapped to the positive impact of Safety in our facilities. Under the leadership of our Chief People Officer, our Human Resources function is responsible for ensuring our compliance with this Commitment.

Employee Value Proposition

Genmab has developed the Genmab Commitment, which is our employee value proposition that is published internally and the essence of it is used across in our internal and external communications and social media platforms.

The Commitment is what grounds our culture in the day-to-day work and brings our vision, purpose, and core values to life.

Our Commitment is made up of four key ingredients that illustrate how “We are extra[not]ordinary™”:

●	Empowerment
●	Care
●	Authenticity
●	Impact

These principles capture the culture we aspire to — engaging our team members to go beyond business as usual and to be remarkable, unique, and authentic. We offer an extra[not] ordinary rewards and opportunities package that empowers team members to succeed and enhances their well-being.

Processes for engaging with own workers and workers’ representatives about impacts (S1-2)

Genmab promotes an environment that fosters individual empowerment that allows team members to achieve their maximum potential. Genmab encourages active dialogue directly between employees and management. Genmab drives initiatives that engage, develop, and inspire employees as a part of our overall Total Rewards strategy.

Genmab facilitates active dialogue between our team members and management on workplace issues and other topics of concern through HR business partners, Employee Representative Council and Works Council.

●	Danish Employee Representative Council presents topics of interest and concern to employees during the year (at least once a year) through meetings to enable us to gain insight into the perspectives of our workforce and to ensure we remain a preferred workplace. Team members in Denmark have furthermore exercised their right to elect representatives to the Board of Directors in accordance with Danish legislation, and three group employees were elected to the Board under a voluntary scheme allowing employes from other sites to be elected. This employee representation strengthens the involvement and decision-making process at Genmab.

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●	Dutch Works Council is a statutory body with the legal right and obligation to monitor and work for the proper functioning of the Company in all its objectives. This advocacy group represents team members in the Netherlands to bring concerns from the workforce to management during the year (at least once a year). Under the Dutch Works Councils Act, our Council must consent on topics that directly affect employees’ everyday work and must be involved in, and consulted for, advice on major organizational changes and determine the impact on the local workforce.

While the U.S., Japan and China do not have Work Councils, employee engagement occurs globally for all employees through surveys and workplace assessments including our annual global engagement survey, inclusion networks, personal development dialogues, employee-elected board positions, employment relations and occupational health and safety representation.

A Global Employee Engagement Survey is conducted on an annual basis. The results of the survey help us keep a pulse on Genmab’s areas of strength and opportunity. Focus groups are conducted to generate further insights on critical engagement issues. The organization shares results with all team members and encourages all people leaders to review feedback with their teams and develop actions to improve the overall employee experience. In addition, Executive Management reviews results as a group to analyze key findings, themes, reflect on areas of strengths and opportunities for employee engagement.

To inform teams on our business and our progress, Genmab hosts functional and/or regional town hall updates.

Under the leadership of our Chief People Officer, our Human Resources function is responsible for ensuring engagement with our own workers and workers’ representatives.

Refer to SBM-2 for summary table of key stakeholder engagement.

Processes to remediate negative impacts and channels for own workers to raise concerns (S1-3)

While we have not identified any material negative impacts regarding our team members, we do promote and encourage our people to speak up to report concerns, share feedback, address compliance issues, and express ethical dilemmas to promoting transparency and foster a culture of openness and accountability by raising awareness of potential risks or challenges that could affect the organization.

Employees can raise concerns through their immediate managers or a Human Resource colleague, who will track and monitor such concerns, and raise the issue as needed to the appropriate management to resolve it.

Employees can also raise concerns through our 24/7 full-service Speak Up (whistleblower) compliance hotline.

Speak Up Compliance Hotline

24/7 – Online or by Phone

GenmabSpeakUp.ethicspoint.com

Denmark: 80-83-01-69

Netherlands: 0800-020-1556

United States: 1-844-942-3289

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Japan: 0800-123-0136

China: 400 125 3055

Refer to the Global Speak Up Policy in S1-1 and on our website. Refer to G1-1 for details of Genmab’s anti-retaliation policies and procedures and how Genmab tracks and monitors issues raised.

Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions (S1-4)

The following actions were taken around Genmab’s material impacts on our own workforce in 2024:

Employee Well-Being and Vitality

Genmab’s well-being pillars were implemented in 2024 which include:

●	Emotional well-being: thrive every day
o	Supporting resilience and mental health through manager training and tools
●	Financial well-being: enjoy security and freedom
o	Promoting financial security with initiatives like Global Money Week
●	Physical well-being: feel your best
o	Offering on-site and virtual fitness opportunities
●	Social well-being: live connected
o	Facilitating volunteer opportunities to connect employees with the community

Programs

Global Well-Being: In 2023, we created a strategic roadmap to help establish an effective Global Well-Being (GWB) Program to support our team members. Our roadmap was developed based on feedback from key stakeholders and the insights of well-being experts who use research-based best practices to design and implement a custom GWB program for our organization. The program that Genmab offered in 2024 and 2023 included the following workshops:

●	Care for you as the caregiver
●	Leading with love – celebrating and affirming LGBTQ+ young people
●	Creating financial well-being plan
●	Design your work/life webinar
●	International self-care day article posted on Everyday intranet

Emotional and Mental Health: Genmab offered multiple programs, including self-care applications, in 2024 and 2023 and resources at each location to support emotional and mental health needs. A weeklong series on Well-being for employees that provided resources for managers to leverage in support of their employees’ mental health in 2024 and 2023 included the following workshops:

●	Resilience: protecting your mental health in stressful times
●	How to maximize your day

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●	Stress busting: run from the bear
●	The importance of unplugging
●	Boundaries before burnout

Volunteering

Genmab organizes events throughout the year to connect with each other and our communities. In 2024, 688 team members volunteered 2,952 hours on Global Volunteer Day compared to 571 team members and 2,668 hours in 2023.

Self-Care Applications

In 2023, we launched our own mental health application, GenCare, which is used by our team members globally. The app uses several learning approaches and preferences to support neurodiversity. GenCare evolved in 2024 with updated content and a focus on improved well-being.

Work-life Balance

Genmab continued to provide four additional days off and four meeting-free days throughout the year in both 2024 and 2023. Genmab recognizes the importance of time away from work and offers all employees paid time off, as well as leave of absence policies, to support our teams members through extended periods away from work on a paid and/or unpaid basis. Genmab offers family-related leave to all full-time employees across all our Genmab entities following statutory provisions as stated by the relevant local jurisdiction.

Total Rewards & Opportunities

As Genmab continues to grow, we’ve been enhancing systems to support transparency, understanding, and empowerment regarding employees’ Total Rewards & Opportunities which includes all of the tangible and intangible elements available to employees in return for helping Genmab fulfill our purpose and live our values.

In 2024, we introduced a new feature in our Human Resources Information System (HRIS) providing more information about employee salary and growth potential. Employees have the ability to view salary ranges and market ratios for comparable roles in the Biotech / Life Sciences industry. These ranges were created following consultation and alignment with leaders throughout Genmab to ensure that the market data leveraged was the most appropriate for the skills and responsibilities our employees possess. As a result, this exercise exemplifies our rigorous, data-driven processes to ensure our salaries are internally consistent as well as externally attractive – for both new hires and current employees.

Genmab also awards new hires with equity grants in the form of warrants and restricted stock units, allowing our team members the opportunity to become part owners in Genmab.

Lastly, Genmab offers a variety of market competitive benefits to our employees including physical, social, professional, emotional and financial well-being.

Refer to Note 4.6 in the consolidated financial statements for details related to grants of share-based instruments in 2024 and 2023.

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Safety in Our Facilities

Our Safe & Sound and Sustainability Week recognizes the successes of workplace health and safety programs and provides information on how to keep our lab workers safe while bringing awareness to our sustainability footprint.

As part of the program for the weeks in 2024 and 2023, we highlighted important lab safety topics specifically for the laboratories in the Netherlands and the U.S. This included CPR certification to equip our team members with life-saving skills, eyewash demonstrations, management of expired/unused chemicals, fire extinguisher training and biosafety. We also celebrated our team members’ efforts in identifying and reporting potential hazards.

We have instituted mandatory safety training and ongoing education in all workplace areas, especially related to the proper handling of hazardous materials and chemicals in our labs. We are fully aware of the impact that chemicals can have on employee and patient health and safety. We are committed to ensuring that our chemical management practices comply with all relevant regulations and standards, and that we minimize the potential for harm to our workers, customers, and the environment. Risk assessments of chemicals used by Genmab in its operations indicate that many pose low or no hazard. However, we constantly monitor the use of chemicals with high risk factors, such as being corrosive, reactive, mutagenic or carcinogenic, and are constantly promoting investigation into their potential replacement or process enhancements. In alignment with our stringent safety protocols and adherence to legal requirements, our labs recorded no chemical-related incidents resulting in injuries requiring beyond basic first aid treatment or significant chemical emissions.

Career Development through Training and Skill Building

Global Employee Engagement Survey

As standard practice, Genmab reviews the survey results with the Executive Committee to reflect on employee feedback, current engagement strategy and understand future actions that could support the employee experience. It is also encouraged for people leaders to review survey results directly with their employees to discuss the feedback and establish any actions to improve the employee experience. Lastly, Genmab transparently displays survey results with the broader employee population by publishing them on the Company’s internal secured network.

In 2024 and 2023, Genmab conducted the survey with areas of focus including: diversity and inclusion, immediate manager, work environment, innovation, engagement, camaraderie & teamwork, thriving, communication effectiveness, work-life balance, career development, senior leadership, performance management and organization effectiveness. Team members scored Genmab on these areas of focus which helps us keep a pulse on areas of concern.

The engagement score, which measures favorability, is influenced by certain questions specifically designed to measure overall employee engagement on a five point rating scale. In 2024, we achieved a 79% engagement score and a 90% global participation rate compared to an 83% engagement score and an 88% global participation rate in 2023. Our results in 2024 and 2023 exceeded life sciences industry benchmarks of 78% engagement score and 80% participation rate.

Refer to S1-5 for targets related to the global employee engagement survey.

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Learning & Development

In 2024, Genmab created multiple skills-based learning paths for team members focusing on specific skill development with focus areas including digital and AI, feedback, strategic planning, advance excel skills, leading different generations, informal leadership, and business communications.

In 2023, Genmab focused its efforts to continue building our learning culture, including curation and development of new virtual learning content through our GenSpire platform, as well as initiating custom, targeted learning programs. We continued to implement our cloud-based learning management system, together with an e-learning library of courses to help team members develop their skills while working remotely.

AI in learning

In 2024, Genmab focused on the usage of AI in learning to increase usability, course suggestions, and our collaboration with our learning providers.

Global Mentorship Program

In 2024, Genmab launched a Global Mentor Program, to ensure an inclusive and supporting environment. This new mentor program can impact the sense of belonging, as employees connect with other colleagues outside their area of expertise as well as connecting with leaders that can provide insights and feedback that is not linked to any performance plan. The feedback can be used to develop skills and traits important to that specific individual.

Diversity in the Workplace

Employee Satisfaction

We achieved an overall satisfaction score of 88% or greater on Diversity and Inclusion in the Global Employee Engagement Survey in 2024 and 2023.

DE&I Council

Our DE&I Council guides the alignment of our DE&I strategy with our overall business strategy. The Council includes representation of senior leaders, DE&I team, Internal Communication, and presidents of our ERGs, and meets to discuss cultural activities, employee feedback and future DE&I needs.

DE&I Trainings

Our DE&I team updates Genmab DE&I training each year to respond to the growth and diversity in Genmab as well as the geopolitical situation in the global environment. We conducted multiple trainings in 2024 and 2023. The trainings offered were a combination of culture Workshops, culture masterclasses and DE&I workshops with basic concepts and definitions.

Employee Resource Groups (ERGs)

Genmab currently has six (6) Employee Resource Groups (ERGs). ERGs are employee led, self-directed voluntary groups that enhance culture and aim to bring better business outcomes through leveraging diversity and inclusion by offering opportunities to network internally, attracting a diverse employee base, providing the inclusion of ideas and solutions, and creating opportunities for career development. ERGs are overseen by the DE&I team, under the Human Resource function. All ERGs are open to all employees of Genmab.

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Talent Acquisition and Fair & Equal Hiring Practices

In 2024, we attended two (2) diversity career fairs. In 2023, our Talent Acquisition team, including 100% of our recruiters, received additional implicit bias training on eliminating bias in the hiring process. In partnership with the National Black MBA Association, Inc and Disability IN, in the U.S., as well as Women in Tech in Brussels, we continued outreach and relationship building in historically underserved communities to better understand their needs and identify ways to support local prosperity and the development of potential talent for our Company. We plan to continue to participate in three to four diversity career fairs annually, with the focus on expanding the talent pipeline and ensuring that diverse talent has access to apply for vacant positions.

Compliance with the Dutch Participation Act

We employ three individuals with disabilities who were trained, mentored, and coached on the job to support this law that aims to help everyone find work in the Netherlands, including people with disabilities.

Refer to S1-5 for targets linked to diversity.

Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities (S1-5)

Targets related to Employee well-being and vitality

Genmab continues to promote an environment that fosters individual empowerment that allows team members to achieve their maximum potential, and drive initiatives that engage, develop and inspire employees as a part of our overall Total Rewards strategy. Specific target identified by the HR function related to promoting employee well-being and vitality is indicated below:

●	Meet or exceed the global benchmark for (1) employee engagement score and (2) participation rate for the Global Employee Engagement Survey in 2025 (annual target) [4]

The target is measured annually after the administration of the Global Employee Engagement Survey. Genmab will compare the engagement score, which measures the favorability rate, and the participation rate for the Company's engagement in comparison to the life sciences industry average. Focusing on top-down governance, the survey results are reviewed with the Executive Committee. During the discussion, the team will reflect on any actions needed to maintain or improve overall employee engagement.

4 Executive Management received RSU grants in 2022, 2023 and 2024 with performance linked to sustaining at or better than the global benchmark for employee engagement.

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Refer to S1-4 which shows how Genmab’s Global Employee Engagement Survey results in 2024 and 2023 outpaced life sciences industry benchmarks.

Targets related to Career development through training & skill building

The Genmab Learning & Development (L&D) team within the Global Talent Management strives to be data centric. The L&D team measures learning completion records for required learning, optional learning, and self-assigned learning. Aside from completion measures the team also measures the communication channels effectiveness. Specifically, L&D has set annual required career development, training & skill building targets as follows:

●	100% of eligible employees are provided access to Genmab’s end of year performance process

The Global Talent Management team at Genmab will ensure that all eligible employees are provided full access to the year-end performance process at Genmab, including providing internal resources and early engagement to the employees. This is set as an annual target for 2025.

●	100% of employees are provided access to training programs that meet the development needs across various career stages and learnings styles

The Global Talent Management team at Genmab will ensure that professional development skills trainings are offered to all employees. This is set as an annual target for 2025.

●	Launch sustainability awareness training by 2025

The Corporate Sustainability Team at Genmab plans to launch sustainability awareness training for team members in 2025.

Targets related to Diversity in the Workplace

Diversity targets are determined by the DE&I Council (made up of senior executives) and adopted by the Board of Directors. They are as follows:

(1)	Maintain between 40% to 60% gender representation at a director level and above[5]

The Board of Directors has committed to maintaining an annual target of balanced gender representation, at a director level and above level positions by 2025. In order to provide equal employment and advancement opportunities to all individuals, employment decisions at Genmab are based on merit. The Company is committed to equal opportunity in the conduct of all our business activities. Genmab does not discriminate on the basis of race, color, creed, religion, gender, national

5 Executive Management received RSU grants in 2022, 2023 and 2024 with performance linked to gender diversity balance targets in director and above level roles. The range of payout varies based on gender splits (see GOV-3).

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origin, age, marital status, disability, sexual orientation, gender identity or expression, status with regard to public assistance or any other classification protected by applicable law.

As of December 31, 2024, the gender split in director level and above was 52% female and 48% male as disclosed in the table in section S1-9.

(2)	Target between 40% to 60% gender representation by 2025 in the Other Management Levels at Genmab A/S only in accordance with the guidelines from the Danish Business Authority

As of December 31, 2024, the gender split in the Other Management Levels, as defined in the Danish Companies Act, was 33% female managers (six persons) and 67% male managers (12 persons) for Genmab A/S (Danish Parent only). As we do not currently have an equal share of men and women in the Other Management Levels at Genmab A/S as defined by the Danish Companies Act, the Board of Directors has committed to a target ratio of 40% to 60% for female and male splits in the Other Management Levels of Genmab A/S by 2025, or the target that comes closest to this target and which still constitutes an equal gender composition in accordance with the guidelines from the Danish Business Authority.

To pursue the fulfillment of the set target and to continue working towards and maintaining diversity and equal opportunities for employees at all management levels in the Genmab Group, we have implemented several initiatives related to, among other things, recruitment, employment terms and talent development. We also offer participation in internal network groups and focus on raising awareness of bias throughout the organization by conducting regular internal training.

Taking into account these initiatives and the existing composition of the Other Management Levels of Genmab A/S, the target is expected to be met by 2025.

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Characteristics of the undertaking’s employees (S1-6)

	December 31,
	2024*			2023	2022
Employees (Headcount)	Female	Male	Total	Total	Total
Denmark	326	228	554	495	410
Netherlands	490	335	825	740	600
U.S.	642	432	1,074	887	643
Japan	55	131	186	140	58
China	55	56	111	-	-
Total Headcount	1,568	1,182	2,750	2,262	1,711

	December 31,
	2024*			2023	2022
Employees (FTEs)	Female	Male	Total	Total	Total
Permanent	1,498	1,136	2,634	2,159	1,627
Temporary	28	20	48	45	33
Total FTEs	1,526	1,156	2,682	2,204	1,660

			December 31,
FTEs (R&D vs. SG&A)			2024	2023	2022
Research and development FTE			1,886	1,541	1,193
Selling, general and administrative FTE			796	663	467

Turnover			2024	2023	2022
# of FTEs leaving Genmab			190	157	119
Turnover Rate - Overall			7%	8%	8%
Turnover Rate - Voluntary			6%	5%	6%

* 2024 is a baseline year for female / male headcount and FTE reporting. Splits were not previously disclosed in prior year Annual Reports.

As of December 31, 2024, the total number of FTEs was 2,682 compared to 2,204 as of December 31, 2023. The increase was primarily driven by the expansion and acceleration of our pipeline, as well as the investment in the expansion of Genmab’s commercialization capabilities, including support for EPKINLY in

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the U.S. and Japan post launch activities, and broader organizational capabilities and the acquisition of ProfoundBio.

Accounting Policies

Number of Employees

FTEs are defined as all employees on our payroll, both full-time and part-time, as well as active and on-leave. All individuals have been included by reflecting the proportion of an FTE they represent based on their contractual agreement.

Headcount are defined as all employees on our payroll, both full-time and part-time, as well as active and on-leave. All individuals have been included by reflecting a 1 equivalent per person.

Turnover Rate

Turnover rate is calculated by the overall number of FTEs leaving since the beginning of the year divided by the average FTE for the year.

Temporary

Includes interns, student workers, post Doctorate (post doc) and fixed term employees.

Refer to the Note 2.3 Staff Costs for cross reference to FTEs reported in Genmab’s financial statements.

Collective bargaining coverage and social dialogue (S1-8)

There are no employees covered by collective bargaining agreements at Genmab. There are workers councils in Denmark and the Netherlands. Refer to S1-2 for details of the work councils.

	Collective Bargaining Coverage	Social Dialogue
Coverage Rate	Employees - EEA	Workplace representation (EEA only)
0-19%
20-39%
40-59%
60-79%
80-100%		Denmark, Netherlands

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Diversity metrics (S1-9)

Diversity metrics as of December 31:

	2024			2023			2022
	Female	Male	Total	Female	Male	Total	Female	Male	Total
Board of Directors, Shareholder-Elected	3	3	6	3	3	6	3	3	6
% of total	50%	50%	100%	50%	50%	100%	50%	50%	100%

Board of Directors, Including Employee-Elected	4	5	9	4	5	9	4	5	9
% of total	44%	56%	100%	44%	56%	100%	44%	56%	100%

Executive Management	3	6	9	3	5	8	2	5	7
% of total	33%	67%	100%	38%	63%	100%	29%	71%	100%

	2024			2023			2022
	Female	Male	Total	Female	Male	Total	Female	Male	Total
Genmab Group	1,525	1,157	2,682	1,270	934	2,204	964	696	1,660
% of total	57%	43%	100%	58%	42%	100%	58%	42%	100%

Director Level and Above	547	507	1,054	449	414	863	348	332	680
% of total	52%	48%	100%	52%	48%	100%	51%	49%	100%

Below Director Level	978	650	1,628	821	520	1,341	616	364	980
% of total	60%	40%	100%	61%	39%	100%	63%	37%	100%

Age	2024	2023	2022
< 30	11%	13%	14%
30 - 50	63%	63%	62%
> 50	26%	24%	24%
	100%	100%	100%

Adequate wages (S1-10)

All of Genmab's employees receive adequate wages. We have a dedicated compensation & benefits team at Genmab that ensures that we are paying our people in line with local legal requirements and with peer and similar companies through benchmark analysis.

Social protection (S1-11)

All of Genmab's employees are covered by social protection, through public programs or through benefits offered by Genmab, against loss of income due to any of the following major life events including sickness, unemployment, employment injury and acquired disability, parental leave and retirement.

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Training and skills development metrics (S1-13)

Genmab provides all employees training and skills development related activities within the context of continuous professional growth, to upgrade employees’ skills and facilitate continued employability.

	2024
Training and skills development metrics	Female	Male
% of Employees Who Have Completed Performance Reviews/Career Conversations	100%	100%
% of Employees Who Have Not Completed Performance Reviews/Career Conversations	0%	0%
Average Number of Training Hours	10	8

Health and safety metrics (S1-14)

The health and safety of 100% of Genmab’s employees and non-employees are covered by legal requirements and recognized standards and guidelines. There were no fatalities in 2024 or 2023 as a result of work-related injuries and work-related ill health. In 2024, there were no work-related accidents. In 2023, we had one occupational incident that resulted in lost time at work in the U.S. We will continue our ongoing preventative health and safety activities to reinforce policies and procedures to all team members globally.

Remuneration metrics (pay gap and total remuneration) (S1-16)

The below table shows the percentage gap in pay between all our female and male employees and the ratio between the remuneration of our CEO and the median remuneration of our employees.

2024
Gender pay gap - Overall	12%
Gender pay gap - Excluding Executive Management	5%
CEO pay ratio	64

Accounting Policies

Gender pay gap

Genmab calculates the gender pay gap for employees as the difference of average pay levels (gross hourly pay) between female and male employees, expressed as percentage of the average pay level of male employees. The calculation relies on a single variable (gender) and excludes other factors that would typically be included in a pay analysis, such as job level, amount of experience, performance rating, education level, typical market pay for a position, etc.

CEO pay ratio

Genmab calculates the CEO pay ratio for employees as the annual total remuneration ratio of the highest paid individual (our CEO) to the median annual total remuneration for all employees (excluding our CEO). Remuneration includes base salary, defined contribution plans, other benefits, annual cash bonus and share-based compensation. Refer to Note 5.1 in the consolidated financial statements for details of CEO pay for 2024.

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Incidents, complaints and severe human rights impacts (S1-17)

During 2024, there were no work-related incidents of discrimination, including harassment, substantiated. No cases of severe human rights incidents (e.g., forced labor, human trafficking, or child labor) were identified during 2024.

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Consumers and End-users

Genmab’s consumers include healthcare providers, pharmaceutical distributors, and end-users are its patients. Our consumers and/or end-users are dependent on accurate and accessible product-related information, such as manuals and product labels, to avoid potentially damaging use of a product. We also have a small group of pediatric consumers/end-users who are participating in a pediatric study, who are particularly vulnerable to health or privacy impacts or impacts from marketing and sales strategies due to the inherent nature of young age-group.

At Genmab, our work is anchored in our core purpose: to improve the lives of patients through innovative and differentiated antibody therapeutics. Driven by this purpose, we are transforming the way patients fight cancer while creating long-term value for all our stakeholders.

Below is the list of Disclosure Requirements as it pertains to ESRS S4 — Consumers and/or End-users:

Section	Disclosure requirement content	Disclosure requirement #
4.0 IROs	Material Impacts, Risks and Opportunities and their interaction with strategy and business model	SBM-3
4.1 IRO Management	Policies related to consumers and end-users	S4-1
	Processes for engaging with consumers and end-users about impacts	S4-2
	Processes to remediate negative impacts and channels for consumers and end-users to raise concerns	S4-3

Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions

S4-4
4.2 Consumers & End-Users Metrics and Targets	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	S4-5

4.0 IROs

The below table describes Genmab’s material impacts, risks and opportunities related to our material Social topics for Consumers and End-Users:

Section	Material Topic	Material Impact	Value Chain Location	Material Risk	Material Opportunity
Social	Consumers and End-Users - Social inclusion of consumers and/or end-users	Access and integrity in clinical trials (positive)	Downstream	Refer to the Risk Management section of the Annual Report for risks related to Regulation, Legislation and Compliance
		Market access programs to allow for product availability for uninsured or underinsured (positive)	Downstream	Refer to the Risk Management section of the Annual Report for risks related to Business and Products	Assisting those having difficulty affording Genmab products prescribed to them
	Consumers and End-Users - Personal safety and information of consumers and/or end users	Patient engagement programs developed (positive)	Downstream	Refer to the Risk Management section of the Annual Report for risks related to Business and Products
		Clinical trial transparency (positive)	Downstream	Refer to the Risk Management section of the Annual Report for risks related to Regulation, Legislation and Compliance

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All impacts, risks and opportunities have expected time horizons of short, medium and long-term.

Access and integrity in Clinical trials (positive)

We strive to enroll patients who will benefit from our clinical studies and Genmab is subject to extensive legislative, regulatory and other requirements which pose a risk to Genmab; however, Genmab is committed to ensuring equal access to Genmab clinical trials. We have DE&I initiatives to ensure we enroll diverse patients who represent the communities we serve.

Market access programs to allow for product availability for uninsured or underinsured (positive)

MyNavCare Patient Support is designed to provide comprehensive resources and support to help patients access EPKINLY (epcoritamab-bysp) throughout their treatment journey. Recognizing the challenges faced by uninsured or underinsured patients, Genmab has created a robust program through MyNavCare to provide financial assistance and free medicine for eligible patients struggling to afford their prescribed treatments. Without effective market access programs, Genmab could lose market share from competition.

Assisting those having difficulty affording Genmab products prescribed to them is an identified opportunity for Genmab and can lead to market growth in a competitive pharmaceutical landscape. Through MyNavCare, Genmab assists eligible patients with coverage for co-pays, co-insurance, and deductibles, helping to ensure that financial challenges do not become barriers to accessing life-changing therapies. This initiative reflects Genmab’s commitment to reducing disparities in healthcare access and empowering patients to focus on their treatment journey.

Patient engagement programs developed (positive)

Genmab is elevating the voices of patients and care partners by incorporating their perspectives into all aspects of our work — from early-stage R&D to clinical trials and commercialization. These insights are vital to our ability to innovate and to support people impacted by our medicines as they navigate the complex aspects of a serious illness. Without our patient engagement programs, there is risk of increased competition and decreased overall patient experience. Genmab engages with patients and caregivers to gather insights and improve patient outcomes.

The goal of these programs is to effectively and efficiently bring medicines to patients that incorporate the patient voice across the continuum of clinical development, including ensuring clinical protocols and informed consents have the patient insights required to attract and retain patients in the trials while meeting regulatory requirements.

Clinical trial transparency (positive)

As there is risk associated with transparency in our business, increased transparency in clinical trials is a key factor for advancing medical research and improving patient outcomes. As Genmab develops antibody therapeutics for cancer treatment and other serious diseases, increased transparency can have the following material impacts:

●	Help patients find trials that match their eligibility criteria and preferences, increasing the recruitment and retention rates of participants.
●	Empower patients to make informed decisions about their health, enhancing their trust and satisfaction with the trial process and the Company.

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●	Improve the evidence base for clinical care, allowing clinicians and scientists to access and evaluate the safety and efficacy of new treatments.
●	Prevent duplication of unsuccessful trials, saving time and resources for the research community.
●	Contribute to efficient design of clinical trials, enabling Genmab and the research community to learn and optimize new trial protocols and outcomes.

Increased transparency in clinical trials benefits Genmab by facilitating development of innovative and effective therapies for patients with cancer or other serious diseases and ensuring their optimal use.

4.1 Consumers and End-Users IRO management

Policies related to Consumers and End-Users (S4-1)

Human Rights Commitment

Our Human Rights Commitment includes policies around our patient’s safety and privacy rights of our patients, healthcare providers and other customers.

Refer to section S1-1 for additional disclosures on our Human Rights Commitment and the Human Rights Commitment on our website.

Commitment to Quality

Our goal is to safeguard patient safety through state-of-the-art monitoring systems, stringent processes, and industry best practices. Our comprehensive safety program is designed to identify and mitigate potential risks associated with our products, and to ensure that our products are safe and effective for their intended use.

We work closely with regulatory agencies to ensure that our products meet all safety and efficacy standards. We also collaborate with healthcare providers and patient advocacy groups to ensure that patients have access to the information they need to make informed decisions about their treatment. Under the leadership of our Chief Development Officer, our functions are responsible for ensuring compliance with Commitment to Quality.

Refer to the Commitment to Quality on our website.

Clinical Trial Transparency

Genmab is committed to transparency of clinical trial research. We recognize the scientific and ethical value of sharing clinical trial information in a non-biased and timely manner to benefit diverse audiences. Transparency in clinical trials helps patients and healthcare providers to make well-informed decisions about patients’ health. Transparency is also about building and maintaining public trust in clinical research.

We are committed to sharing clinical trial information and results in a language understandable also for non-scientists, as part of our ongoing transparency efforts.

Our commitments apply to all Genmab-sponsored interventional clinical trials, Phase 1 and beyond, conducted worldwide. To the extent applicable, our commitments also apply to Genmab-sponsored non-interventional clinical studies and expanded access programs. The most senior level in Genmab that is accountable for the policy is the Chief Development Officer.

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The Genmab Clinical Trial Transparency Declaration can be mapped to the positive impact of Clinical trial transparency and is publicly available via the website. The Declaration is also referenced in the onboarding program of new Development Operations employees.

Refer to the Clinical Trial Transparency Declaration on our website.

Code of Conduct

Within Genmab’s Code of Conduct, there is a section (#5) specifically on Clinical Trials, which is publicly available via Genmab’s website.

Our research and clinical trials are always guided by Our Purpose: to improve the lives of patients through innovative and differentiated antibody therapeutics. We are committed to conducting our research, development, and related data collection with scientific integrity and disclosing results in a timely manner.

Genmab’s Code of Conduct also describes our 20 ethical standards and covers responsible marketing practices. We at Genmab are committed to conducting all aspects of our business with integrity, and in an ethical, honest, and transparent manner. These standards and our associated corporate policies provide further guidance for our people with respect to this commitment. Genmab’s Head of Global Compliance is responsible for this policy and reports directly to the CEO, and both are members of the CSR and Sustainability Committee. The Code of Conduct can be mapped to our positive impact of Access and integrity in clinical trials.

Refer to the Code of Conduct on our website.

Commitment to Patients

Across Genmab, our talented and dedicated team works every day to improve the lives of patients through innovative and differentiated antibody therapeutics. Genmab’s Commitment to Patients describes how our work is guided by doing what’s best for patients. Through our Patient Advisory Council, patients contribute their insights ranging from how we design and conduct our clinical trials to how we may help to educate and support patients who have been prescribed our products. We are focused on understanding the many individuals who may support a patient throughout their disease experience and tailoring resources to the needs of these care partners to better facilitate their role in the care journey. Our goal is to conduct clinical research that reflects the real-world demographics of the diseases we study, and we strive to ensure our trials are patient centric and accessible for patients of all backgrounds to participate. We aim to ensure that all patients who are prescribed our medicines have timely access to them. We work with stakeholders across the healthcare system and have patient support services (PSS) in place to address patient access to our medications once prescribed. We aim to facilitate transparency in our work and interactions.

The Commitment to Patients can be mapped to the positive impacts of patient engagement and market access programs developed to allow for product availability for uninsured or underinsured. The Senior Vice President Communications and Corporate Affairs is responsible for the policy and reports directly to CEO.

Refer to the Commitment to Patients on our website.

Global Compliance Policy

Genmab has an internal Global Compliance Policy and playbook. The Global Compliance Policy covers interactions and engagements with healthcare professionals, healthcare organizations, patients, patient association groups and government officials (stakeholders). Genmab’s Head of Global Compliance is

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responsible for this policy and reports directly to the CEO, and both are members of the CSR and Sustainability Committee.

Processes for engaging with consumers and end-users about impacts (S4-2)

Genmab’s engagement with consumers and end-users is a multi-faceted strategy that prioritizes patient safety, ethical marketing, and transparent communication.

Patient Engagement Programs

Genmab’s mission to improve the lives of patients with cancer and serious diseases is realized through its commitment to patient engagement programs. These efforts include clinical trials, advocacy initiatives, and also through tailored support programs like MyNavCare Patient Support™, which provides, with respect to Genmab products approved in the U.S., personalized assistance for patients and their care partners, as well as support for HCPs for the ultimate benefit of patients.

The MyNavCare Patient Support™ program offers comprehensive support, including insurance navigation, and financial support, designed to facilitate access to therapies for all eligible patients. The program supports, among others, those who are uninsured or underinsured, ensuring equitable access to treatment while alleviating the burdens associated with navigating complex healthcare systems. When someone has enrolled in the MyNavCare program, which is optional, they can call and engage with MyNavCare team members to discuss any questions or issues they have.

Genmab values patient input and actively involves patients in its decision-making processes through initiatives like the Patient Advisory Council. This council enables patients to share their experiences and insights, influencing how clinical trials are designed and how medicines are delivered. By listening to patient feedback, Genmab can better understand their needs and concerns, ultimately enhancing both the science behind its therapies and the support services offered, thereby contributing to the decision-making processes ranging from how we design and conduct our clinical trials to the way we deliver our medicines.

Engagement occurs on a regular basis, from early development through commercial. The Senior Vice President Communications and Corporate Affairs is responsible for ensuring this engagement and reports directly to CEO.

Clinical Trial Transparency

Transparency in clinical trials is another key focus for Genmab. Genmab engages on a regular basis with patient advocacy groups and healthcare professionals to ensure that the perspectives of consumers and end-users are integrated into trial design and execution. Genmab publishes its Clinical Trial Transparency Declaration on its website, keeping patients and other stakeholders informed about trial processes and expectations. The Development Operations team, organized under the Chief Development Officer, oversees this engagement, and ensures the effective planning, execution, and public disclosure of clinical trials.

Safety and Compliance

The Global Drug Safety team plays a crucial role in ensuring that Genmab’s products meet stringent safety and efficacy standards. They work closely with regulatory agencies to maintain compliance but do not engage directly with patients. This team's efforts are complemented by a comprehensive safety monitoring program designed to identify and mitigate potential risks associated with Genmab’s therapies. Trust in the safety and quality of these products is essential, as any breach of trust can adversely affect the Company’s reputation

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and core business. Under the leadership of our Chief Development Officer, our internal functions are responsible for ensuring safety and compliance.

Ethical Marketing Practices

Genmab emphasizes responsible marketing practices in all interactions with healthcare providers and stakeholders. Genmab has established a Code of Conduct that sets high ethical standards for employees, reinforced through regular training. This ensures that all marketing and sales efforts align with local and national regulations, which may limit direct engagement with consumers and end-users. Ethical marketing practices are the responsibility of our Chief Commercial Officer.

Processes to remediate negative impacts and channels for consumers and end-users to raise concerns (S4-3)

While we have not identified any material negative impacts regarding our consumers and end-users, we do promote and encourage our consumers and end-users to speak up to report concerns, share feedback, address compliance issues, and enable remedy for human rights impacts. We believe our consumers and end-users trust the channels described in this section as we receive questions and requests from these channels.

Clinical Trials

Consumers and end-users can raise questions or concerns via Genmab’s publicly available mailbox, ClinicalTrial@genmab.com. This mailbox is provided along with all registered trials on disclosure platforms such as ClinicalTrials.gov and the EU CTIS public portal. At time of enrollment, the trial participants are provided an Informed Consent Form (ICF) to sign before joining a trial. The ICF contains additional information on channels to raise questions or concerns. The requests received are reviewed and assessed to ensure they are addressed by the appropriate Genmab function, while ensuring that personal information is handled securely and in compliance with privacy regulations.

MyNavCare

Patients enrolled in the MyNavCare program have access to dedicated team members who address their concerns, answer questions, and provide personalized assistance. The Patient Engagement Liaisons (PELs) serve as trusted points of contact, offering tailored support without providing medical advice or working under the direction of the prescribing healthcare providers. PELs are dedicated to helping patients and care partners by:

●	Providing information about the patient’s condition and what to expect while on treatment
●	Connecting them with external organizations
●	Offering resources tailored for the needs of both patients and care partners

This optional program ensures that patients feel supported and informed, creating a compassionate framework that prioritizes patient empowerment while respecting the role of healthcare providers in treatment decisions.

The effectiveness of our work is tracked via regular meetings with our MyNavCare team members and through scheduled updates with the other cross functional teams leadership meetings. The Patient Services Steering Committee, made of senior U.S. Market leaders, meets every quarter to review the patient services program operational metrics and effectiveness.

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Reporting a Side Effect or a Quality Concern

We take patient safety seriously. Reports of side effects and quality concerns enable us to ensure the safety of our medicines and the patients who take them. Genmab has a public number that patients may call. We state on all our resources the following:

You are encouraged to report side effects to the FDA at (800) FDA-1088 or www.fda.gov/medwatch or to Genmab US, Inc. at 1-855-4GENMAB (1-855-443-6622).

The company systematically monitors and evaluates adverse events and other safety-related information associated with its therapies post-approval. This ongoing surveillance helps identify and respond to potential safety concerns promptly.

Speak Up Hotline

If patients or caregivers have concerns, they can raise them through the Speak Up Hotline. Our 24/7 full-service Speak Up (whistleblower) compliance hotline enables the anonymous reporting of illegal, unethical, and/or non-compliant behavior and related concerns in connection with our organization. Our Compliance team regularly reviews these matters, and supports investigations as warranted, reporting to both management and the Audit & Finance Committee.

Refer to the Global Speak Up Policy and Hotline on our website, and S1-3 for further details.

Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions (S4-4)

Genmab has safety measures in place for products, patients, and healthcare providers. Genmab believes that patient safety plays a critical role in our business operations. Genmab has a Comprehensive Safety Program that is designed to identify and mitigate potential risks associated with our products, and to ensure that our products are safe and effective for their intended use. We work closely with regulatory agencies to ensure that our products meet all safety and efficacy standards.

Genmab provided annual training programs on pharmacovigilance for global drug safety and pharmacovigilance (GDS&PV) staff, including regular updates and assessments to ensure continuous learning and compliance with the latest regulations. Also, Genmab developed and distributed educational materials on safety requirements to stakeholders and organized workshops to enhance their understanding and implementation of safety protocols. These actions are linked to the personal safety and information of consumers and end-users.

The following actions were taken around Genmab’s material impacts on our consumers and end-users for 2024:

Access and integrity in clinical trials

We have a Patient Advisory Council and a Study Coordinator Advisory Council who provide input to our clinical trials. In addition, our clinical trials are reviewed by institutional review boards, ethics committees, regulatory authorities, and data and safety monitoring boards.

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As of December 31, 2024, there was a total of 25 ongoing Genmab-sponsored clinical trials, all registered on ClinicalTrials.gov. Our clinical trials are taking place in 37 countries worldwide with 620 patients enrolled during the year.

Genmab complies with all applicable industry regulations, guidelines, and standards globally for drug development, such as cGLP, cGCP, cGMPs and good animal practice as defined by the Federation of European Laboratory Animal Science Associations (FELASA). We also monitor and comply with all relevant legislation and regulations, including guidelines issued by international regulatory authorities such as the European Medicines Agency (EMA), the U.S. Food and Drug Administration (FDA), the Pharmaceuticals and Medical Devices Agency (PMDA) and others. It is important to acknowledge our relationship with Japan PMDA, as it reflects our global strength. Our operations were periodically audited by relevant authorities.

Clinical trials generate the data necessary to evaluate the safety and efficacy of drugs, providing insight on how to use a therapy and which patients are most likely to benefit from treatment. Even with the advancements in understanding the incidence of different cancers between genders and racial or ethnic groups, inequities persist, resulting in underrepresentation in clinical trials.

Genmab's DE&I in Clinical Trials Project Team is responsible for defining and implementing a framework to deliver Genmab’s intentions to provide clinical trial treatment options to patients in a wider community and generate clinical trial data from currently underrepresented populations. The Project Team works to ensure all Genmab registration studies have a clear strategy and process for Diversity Plan success.

Genmab has been working to implement diversity in our pivotal clinical trials. In 2024, Genmab introduced a Diversity Action Plan (DAP) SOP and DAP template to be implemented for all pivotal trials. The inaugural Diversity Action Plan was submitted to the U.S. FDA in 2024. With the U.S. FDA final guidance expected in 2025 we will ensure compliance with the agency’s new rules and implement diversity in all applicable pivotal studies where appropriate.

Genmab systematically monitors and evaluates adverse events and other safety-related information associated with its therapies post-approval. This ongoing surveillance helps identify and respond to potential safety concerns promptly. Our cross functional team regularly reviews matters, and supports investigations as warranted. We have a mix of internal and external committees that regularly monitors clinical trial data to track and assess the effectiveness of these actions mentioned above.

Market Access Programs to Allow for Product Availability for Uninsured or Underinsured

All Market Access colleagues undergo comprehensive annual compliance training to ensure adherence to regulatory standards and ethical practices. Here is a list of some of the key compliance training modules they complete:

●	Data Privacy
●	U.S. FDA guidelines
●	The PhRMA code and Ad Promotion rules
●	Compliance issues including Anti-bribery and Speak Up modules (including whistleblower training)
●	Pharmacovigilance
●	Sunshine Act (and various other transparency laws)
●	Conflict of interest

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The MyNavCare team also trains annually on specific compliance related PSS polices and business rules.

These training modules ensure that colleagues in the Market Access group remain informed about the latest regulatory requirements and ethical standards, thereby safeguarding the Company's reputation and ensuring the continued availability of their products to patients. The tracking of the completion rates are monitored by the Global Compliance team.

Patient Engagement Programs Developed

Genmab is elevating the voices of patients and care partners by incorporating their perspectives into all aspects of our work from early-stage R&D to clinical trials and commercialization. These insights are vital to our ability to innovate and to support patients as they navigate the complex aspects of a serious illness. The effectiveness of these patient engagement programs are tracked via regular meetings with our patient advisory council and through scheduled updates with other internal teams. Our patient advocacy team facilitated multiple touchpoints with key stakeholders throughout the year to provide opportunities for mutual learning and insight sharing:

●	Our Patient Advisory Council, formed in 2023, which consisted of 16 members as of December 31, 2024 compared to 13 members as of December 31, 2023, met nine times in 2024 and four times in 2023. In 2024, topics discussed included feedback on patient materials, such as brand messaging and caregiver resources, the global and U.S. websites, and review of clinical trial materials, including informed consent forms, protocol, and lay summary. In 2023, topics discussed were around clinical trial recruitment and diversity in clinical trials, providing patient perspective on the cancer experience and how Genmab can better serve patients and care partners. Members of the Council represent people with a variety of tumor types, ages, geographies, and socioeconomic backgrounds.

●	Our third annual Science Day in 2024 brought together 29 leaders from 24 organizations and six patient advisors for 1.5 days of scientific discussion and knowledge exchange. Our second annual Science Day in 2023 brought together 32 representatives from patient advocacy and professional groups, our Patient Advisory Council and Genmab team members to share information about our respective work to inform how we can best address the needs of patients and their care partners. Topics included AI, and the cancer journey for patients and care partners. We understand the need for broad stakeholder education to help break down barriers and reach underrepresented populations, along with the need to support the patient and care partner to address the psychosocial impacts of living with cancer, such as feelings of depression, anxiety, and fear. The actionable insights gained from Science Day are key to shaping our future patient engagement and education efforts.

MyNavCare

We are bringing life-changing medicines and support services to patients through MyNavCare Patient Support. Since the 2023 launch of EPKINLY in the U.S, through 2024, we have supported patients directly through MyNavCare Patient Support, our robust patient support program, and continuously worked with stakeholders across the healthcare system to ensure rapid and sustainable access to appropriate patients.

In the U.S., MyNavCare supports each patient’s unique needs alongside the needs of care partners. We support:

●	Patients and care partners through case management, insurance navigation and financial assistance, among other services

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●	HCPs through navigating access, including reimbursement education, and billing and coverage information, among other resources with the overarching goal of supporting patients needs

We also provide access support for eligible patients who are uninsured or underinsured through our Patient Assistance Program, which minimizes the burden of applying for assistance and quickly determines eligibility.

We aim to take great care and consideration to help ensure rapid and sustainable access for all appropriate patients who may benefit from our therapies as we look to bring our own medicines to additional markets in the future. We remain focused in our pursuit to turn innovative science into medicine that creates value and delivers meaningful impact to patients, their care partners and the HCPs who serve them.

Under the leadership of our Vice President, U.S. Market Access, our market access function is responsible for oversight of MyNavCare.

The effectiveness of our work is tracked via regular meetings with our MyNavCare team members and through scheduled updates with the other cross functional teams leadership meetings.

Clinical Trial Transparency

To ensure access to quality information for patients, consumers, and end-users, Genmab has taken the following action in 2024:

●	Offered trial descriptions in the ClinicalTrials.gov registration that are clear and understandable for non-scientists, benefiting potential trial participants.

Tracking and assessment is done by reviewing requests received from consumers and end-users via Genmab’s publicly available mailbox, ClinicalTrial@genmab.com. The received requests are triaged to ensure they are addressed by the appropriate Genmab function.

Continuous Improvement

Genmab is committed to continuous improvement in patient engagement and safety monitoring. The Company regularly evaluates feedback from advocacy groups and utilizes social media to assess the effectiveness of its communications. By fostering a culture of open dialogue and ethical conduct, Genmab not only meets regulatory requirements but also builds trust with the patients and healthcare providers it serves.

Genmab is actively working to reduce the clinical trial burden for patients. Engaging our Patient Advisory Council to review protocols and integrating patient feedback into our trials, and developing health-literate materials are some of the ways in which we help to increase access to our clinical trials.

Our Clinical Trial Transparency Declaration acknowledges our strong commitment to the scientific and ethical aspects of increasing the transparency of clinical trial research. In alignment with the Declaration, we disclosed information and results from our clinical trials through publicly accessible study registries/databases such as ClinicalTrials.gov, and the European Union Clinical Trials Information System (EU CTIS), to ensure compliance with global and national laws in the evolving area of transparency.

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4.2 Consumers and End-Users Metrics and Targets

Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities (S4-5)

As there are no identified negative impacts in this area, no targets were set, which is aligned with our strategy/priority for 2025.

Refer to Our Strategy in Management’s Review for details.

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Sustainability Statements: Governance

Genmab’s oversight of sustainability is designed to ensure that our commitments are integrated as a core part of our business and aligned with international best practice. We are dedicated to complying with all laws, codes, and standards applicable to our business and operations, as well as ensuring transparency in our sustainability disclosures.

Business Conduct

Below are the list of disclosure requirements as it pertains to ESRS G1 – Business Conduct:

Section	Disclosure requirement content	Disclosure requirement #
5.0 IROs	Material Impacts, Risks and Opportunities and their interaction with strategy and business model	SBM-3
5.1 Business Conduct IRO Management	Business conduct policies and corporate culture	G1-1
	Management of relationships with suppliers	G1-2
	Prevention and detection of corruption and bribery	G1-3
5.2 Business Conduct Metrics and Targets	Incidents of corruption or bribery	G1-4
	Political influence and lobbying activities	G1-5*
	Payment practices	G1-6

* Disclosure requirement G1-5 is not material for Genmab.

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5.0 IROs

Material Impacts, Risks and Opportunities and their interaction with strategy and business model (SBM-3)

The table describes Genmab’s material impacts, risks and opportunities related to our material business conduct matters:

Section	Material Topic	Material Impact	Value Chain Location	Material Risk	Material Opportunity
Governance	Business Conduct - Corporate Culture	Healthy corporate culture aligned with core values and purpose (positive)	Own Operations	Refer to the Risk Management section of the Annual Report for risks related to Regulation, Legislation and Compliance	Annual Code of Conduct training rollout as mandatory for all employees, with launch and completion rates monitored by Global Compliance team
	Business Conduct - Privacy	Cybersecurity and Global Data Privacy programs in place to protect the privacy of our business, our own workforce, patients and all individuals who entrust us with their information (positive)	Upstream, Own Operations, Downstream	Refer to the Risk Management section of the Annual Report for risks related to Regulation, Legislation and Compliance and Cybersecurity
	Business Conduct - Protection of whistle-blowers	Protection of whistleblowers through anti-retaliation policies and procedures (positive)	Upstream, Own Operations, Downstream	Refer to the Risk Management section of the Annual Report for risks related to Regulation, Legislation and Compliance
	Business Conduct - Animal Welfare	Animal welfare policy (positive)	Own Operations	Refer to the Risk Management section of the Annual Report for risks related to Regulation, Legislation and Compliance
	Business Conduct - Management of relationships with suppliers (including payment practices)	Strong management of suppliers, focused on compliance with supplier code of conduct (positive)	Upstream	Refer to the Risk Management section of the Annual Report for risks related to Strategic Collaborations	Continue to partner with suppliers on sustainability related commitments in the future
	Business Conduct - Corruption and bribery	Ethical business culture and business practices (positive)	Own Operations	Refer to the Risk Management section of the Annual Report for risks related to Regulation, Legislation and Compliance, Strategic Collaborations and Management and Workforce	Annual Code of Conduct training rollout as mandatory for all employees, with launch and completion rates monitored by Global Compliance team

No actions were taken in 2024 across the business conduct section as no negative impacts were identified. Further, there were no instances of corruption and bribery (see G1-4) or late payments resulting in fines, penalties or litigation (see G1-6).

Other than the metrics disclosed in G1-4 and G1-6, no other metrics were determined to be relevant for reporting in 2024. One target across the business conduct section was identified related to suppliers (see G1-2) and is in collaboration with our environmental strategy / priorities for 2025 and the future. No other targets were identified due to the fact that there were no negative impacts identified.

All impacts, risks and opportunities have expected time horizons of short, medium and long-term.

Healthy corporate culture aligned with core values and purpose

In our quest to turn science into medicine, we use these guideposts to transform the future of cancer treatment:

●	Passion for innovation
●	Determination - being the best at what we do
●	Integrity - we do the right thing
●	We work as one team and respect each other

Without maintaining a healthy corporate culture, Genmab is exposed to compliance and other risks. Genmab has an opportunity to provide annual training to employees on key business conduct matters. Annual Code of Conduct training is mandatory for all employees, with launch and completion rates monitored by the Global

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Compliance team. The Code of Conduct training should decrease behaviors that go against our Code of Conduct that could lead to compliance or other issues.

Cybersecurity programs in place to protect the privacy of our business, our own workforce and patients

We focus on privacy and protection of personal data at Genmab, covering several data categories, such as the data of patients, employees, business partners, HCPs, and other stakeholders. Genmab acknowledges the risk related to cybersecurity breaches that could occur within our value chain. We have taken solid measures to protect personal data in compliance with the EU General Data Protection Regulation (GDPR) and other applicable personal data protection legislation and requirements. All our team members are educated in the GDPR.

The Global Information Security and Risk Management team reports to the Board on a quarterly basis. No security incidents with critical or material business impact have been reported in 2024.

Accounting policies

Genmab has a security incident management process and a separate security incident system which security incidents are processed. Incidents are entered through a number of channels including Genmab’s security monitoring partner, by employees through Genmab’s internal systems and by Genmab’s security operations team. Security incidents are analyzed and rated according to different priority categories ranging from priority 1 (critical) to priority 4 (low). We perform an analysis of the number of incidents with business impact utilizing the financial statement materiality threshold. Incidences with material impact are reported to Genmab’s Board on a quarterly basis.

Protection of whistleblowers through anti-retaliation policies and procedures

Genmab’s 24/7 full-service Speak Up (whistleblower) compliance hotline enables the anonymous reporting of illegal, unethical, and/or non-compliant behavior and related concerns in connection with our organization. Our Compliance team regularly reviews these matters which pose legal and regulatory risks to Genmab, and supports investigations as warranted, reporting to both management and the Audit & Finance Committee.

Animal welfare policy

Genmab understands the legal and regulatory risks associated with working with animals in our business, and our animal welfare policy represents Genmab’s commitment to sound practices that aim to replace, reduce, and refine the use of animals in Genmab’s research and development.

Strong management of suppliers, ensuring compliance with Genmab’s Global Supplier Code of Conduct

Supplier relationship management is a key business initiative that aims to build mutually beneficial relationships between the company and suppliers. Well-designed programs help companies to increase collaboration by identifying the right suppliers. Genmab understands the risk of being dependent on existing partnerships, and has mitigation efforts in place to address these risks.

Genmab has a real opportunity to partner with suppliers on Sustainability related commitments around the environment and our Supplier Code of Conduct which could lead to cost savings and stronger relationships in the future.

Refer to E1-4 for environmental targets linked to supplier engagement.

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Ethical business culture and business practices

We are committed to operating all aspects of our business with the utmost integrity. We have an established global compliance program and incorporate compliance, ethics and transparency considerations into our business practices, policies, and procedures. We hold ourselves accountable to high ethical standards, promoting our Code of Conduct to employees and engaging with partners and suppliers committed to the same level of ethics in their operations. We are committed to conducting all aspects of our business in an ethical, honest, and transparent manner, and understand there are various regulatory, legislative and compliance risks.

All employees and contractors are required to complete annual training and attest to their commitment to adhere to our ethical standards. The Code of Conduct training provides an overview of our Ethical Standards, Company Values, and incorporates training vignettes that illustrate ethical approaches to common business practices. This training also reviews relevant anti-bribery and anti-corruption, regulatory, conflicts of interest, and Speak Up concepts. Compliance team members receive regular compliance training on key aspects of our compliance policies and procedures.

Refer to GOV-1 for details of the role and expertise of the administrative, management and supervisory bodies related to business conduct matters.

5.1 Business conduct IRO management

Business conduct policies and corporate culture (G1-1)

Our Code of Conduct and 20 ethical standards embody Genmab’s commitment to doing the right thing and ensure that the ways in which we work reflect the highest standards of integrity and compliance with applicable laws and regulations. We continue to mature our compliance, risk, and data privacy program foundations as we grow and evolve to further strengthen our culture of integrity, business continuity and corporate resilience. These steps help us assure a risk-based approach to our business, giving us the confidence to make the right decisions, drive value for patients and unite behind shared Company goals.

The leader of our Global Compliance and Enterprise Risk Management programs reports directly to the CEO and the Board.

Genmab’s policies on business conduct related matters linked to material IROs disclosed in section G1-1 include the following:

●	Code of Conduct
●	Global Compliance Policy
●	Global Speak Up Policy
●	Anti-Fraud Policy
●	Data Ethics Policy
●	Cybersecurity Program
●	Animal Welfare Policy

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Code of Conduct

Genmab’s Code of Conduct sets high ethical standards for all employees and the Board when conducting business on behalf of Genmab. The Code of Conduct encourages team members to conduct themselves in a manner reflecting our core values, determination, integrity, innovation, and teamwork when representing the Company. All employees are required to complete annual training and attest to their commitment to adhere to our ethical standards. The Code of Conduct training provides an overview of our Ethical Standards, Company Values, and incorporates training vignettes that illustrate ethical approaches to common business practices. This training also reviews relevant anti-bribery and anti-corruption, regulatory, conflicts of interest, and Speak Up concepts. Our head of Global Compliance is responsible for the Code of Conduct and reports directly to our CEO, and both are members of the CSR & Sustainability Committee. The Global Compliance team monitors completion of the annual Code of Conduct training and provides progress updates to function leaders and the Global Compliance and Risk Committee. The Code of Conduct can be mapped to the positive impact of a healthy corporate culture aligned with core values and purpose. Refer to the Code of Conduct on our website.

Global Compliance Policy

Our internal Global Compliance Policy, owned by our head of Global Compliance, outlines our standards on interactions and engagements with HCPs, healthcare organizations, patients, patient association groups and government officials consistent with applicable industry codes and standards. The policy aligns with the values and principles articulated in our Code of Conduct and is complemented by an associated Global Fair Market Value Policy and a Compliance Playbook tool to ensure stakeholder engagement is conducted in an ethical, compliant manner. As a result of the commercialization our first co-owned medicines including TIVDAK (2021) and EPKINLY (2023), we have expanded our compliance program to assure ethical market-based and customer-focused business practices. Genmab maintains a Global Compliance Program staffed by compliance professionals who monitor adherence to the policy.

Global Speak Up Policy

Genmab maintains a Speak Up (whistleblower) program featuring an independently operated hotline service available globally intended to provide anyone with information about potential misconduct related to Genmab or its business activities the opportunity to report the misconduct. Genmab's Speak Up program is intended to accommodate information from any group with information including all Genmab's current and former employees, directors, contractors, customers, suppliers, and other third parties wishing to report concerns.

All reports made through the Genmab Speak Up program are assessed and considered by the Genmab Global Compliance team in a prompt, fair, and compliant manner. Genmab has established procedures to protect whistleblowers and ensure they do not suffer retaliation for their report. On a quarterly basis, Genmab’s Audit and Finance Committee receives a summary of all reports made under the Speak Up program along with additional information about any material incidents raised. Summaries of all reports made to the Speak Up program are provided to Genmab’s Global Compliance and Risk Committee (GCRC) annually.

All Genmab employees and contractors are required to take Speak Up training, and completion metrics are monitored by the Compliance team. Speak Up program training is a mandatory component of employee onboarding and also an annual requirement.

Genmab has zero tolerance for any retaliation against anyone who raises concerns or participates in investigations. Retaliation includes any conduct or treatment that could discourage someone from speaking up. Genmab will protect the identity of people who participate in the Speak Up program as appropriate and

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consistent with applicable law. Genmab utilizes a number of methods (determined by the scenario) to protect whistleblowers from retaliation or detriment including but not limited to discrimination, harassment, physical or psychological harm, isolation, impact to employee performance and/or compensation, damaging property, or varying employee's role or duties.

The Global Speak Up Policy can be mapped to the positive impact of protection of whistleblowers through anti-retaliation policies and procedures.

Refer to the Global Speak Up Policy on our website, and S1-3 for further details. Refer to G1-3 for Genmab’s procedures to investigate business conduct matters.

Anti-Fraud Policy

Genmab has an internal Anti-Fraud Policy that communicates anti-fraud principles and program elements, and management’s responsibility for detecting and responding to fraud and misconduct. This Policy applies to all employees, officers, directors of Genmab, and management regardless of legal entity or work location, and anyone supervising the performance of services for or on behalf of Genmab, including contractors, contingent workers, agents, suppliers, and consultants (collectively “Genmab Person”). Genmab’s Corporate Controller is responsible for the anti-fraud policy and reports to the CFO. Genmab monitors through Internal Audit assessing the potential for fraud risk when planning individual audits. On an annual basis, a fraud risk assessment is prepared with the participation of management. This annual fraud risk assessment is presented to the Audit & Finance Committee.

Data Ethics Policy

The use of data, both personal and non-personal, is essential to fulfilling our core purpose, and we are committed to handling data with integrity and in an ethical and compliant manner. Genmab has developed a global data privacy program supported by a cross-functional team of global data privacy subject matter experts and appointed an external Data Privacy Officer (DPO) dedicated to GDPR compliance and oversight.

Our Data Ethics Policy complies with Section 99d of the Danish Financial Statements Act, and we adopted the Data Ethics principles of the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA). As part of this commitment to ethical and responsible use of data and overall transparency, Genmab has made this Data Ethics Policy publicly available to all external stakeholders. Refer to the Data Ethics Policy on our website.

The policy and its principles are anchored in our Code of Conduct as part of our overall Compliance program, and has been communicated to our management so they can share and consider it with team members. Over the past year, we focused on further embedding these principles into our operations, particularly in the areas of data privacy, DE&I, clinical trials, and the application of new technologies such as AI and machine learning. This goal was supported by efforts to evolve our data privacy governance model into a forward-looking and comprehensive global data privacy program. Genmab, in 2025, will continue to optimize and enhance its approach to responsible and ethical use of data in its operations through continued transformation of and investment in its global data privacy program. There were no substantiated complaints concerning breaches of data privacy from individuals or data protection authorities in 2024 or 2023.

Cybersecurity Program

We maintain a comprehensive cybersecurity program based on the National Institute of Standards and Technology’s NIST 800 Special Publication Information Security standard (“NIST standard”) for managing

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cybersecurity activities, including formulation of global objectives of the cybersecurity program and risk identification and mitigation activities.

Our Global Cybersecurity Program is under the leadership of the vice president and global head of cybersecurity and IT risk management who reports to the senior vice president, global head of IT & digital. The program is overseen by the Global Compliance and Risk Committee (co-chaired by our CEO and our global head of compliance and risk) and the Audit and Finance Committee.

The program includes activities and projects in all five functions of the NIST standard with the goal of further improving our security profile and adapting, where needed, to changes in the business strategy and threat environment of Genmab. Input for the program comes from the annual attack and penetration test, periodic threat landscape and security maturity assessments, as well as requirements of applicable cybersecurity regulations.

We have established a Cyber Response Task Force responsible for responding to potential cyber crisis situations that could have an impact on our Company, partners, or patients we serve. The Task Force provides assurance that our incident response and recovery capability is effective in increasing our ability to prevent, detect and respond to potential cyberattacks.

We regard the protection of the Company against cybersecurity attacks as a task for everyone in the organization. Therefore, employees are provided with information about cybersecurity risks and how to detect and report security incidents in online trainings and quarterly security events. The Cybersecurity Program can be mapped to the positive impact of cybersecurity and global data privacy programs in place to protect the privacy of our business, our own workforce, patients and all individuals who entrust us with their information.

Animal Welfare Policy

At Genmab, we use research animals for the purpose of addressing important scientific questions or to fulfill a regulatory requirement. Animals have intrinsic value and experiments on animals are only carried out when no appropriate alternative method is available.

Genmab has established an internal animal welfare policy and animal welfare management procedures for its locations in the U.S., Europe, Japan, and China that incorporate local laws and regulations and that reflect our high standards. We plan to harmonize these ways of working between our sites in 2025.

Our policies reflect our responsible and humane use of animals in research. We actively continue to drive the implementation of the 3Rs principles (Replacement, Reduction and Refinement) in all that we do. A dedicated animal welfare officer monitors animal welfare policies and practices, ensuring we continuously refine the care and use of the animals involved in our research.

In 2023, we implemented the use of low-stress handling techniques for mice, the use of optimized nesting material and started an ongoing effort to use minimally invasive techniques for the identification (marking) of rodents to improve the welfare of animals in our daily care.

In 2024, we launched a Global Animal Welfare Committee who owns the policies, to explore 3R opportunities, to advise on animal welfare matters and to work towards enhancing our transparency regarding the use of animals in research. In addition, we started to develop internal policies describing all the elements of working with animals.

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Genmab provides continuing education to team members working with animals on ethical treatment of animals.

Genmab performs animal welfare audits at external contractors, when required, to ensure contractors maintain comparable high standards for animal use and care as we do internally. All animal studies performed, whether internally or externally, are Genmab’s moral and ethical responsibility and we strive to apply our high standards in all that we do.

Refer to G1-2 for details of the Global Procurement Policy and Global Supplier Code of Conduct.

Refer to G1-3 for details of the Anti-Corruption Anti-Bribery Policy which includes disclosure of functions within Genmab that are most at risk in respect of corruption and bribery.

Other Genmab policies disclosed on our website or internal Genmab policies include the Enterprise Risk Management and Resilience Policy, International Trade Controls Policy, and Tax Policy.

Management of relationships with suppliers (G1-2)

Genmab’s Global Procurement functions which include, R&D Contract Management, Lab Purchase Management, CMC Commercial Supply Chain and Global Procurement (collectively known as “Procurement”) are created to be a trusted value adding partner to both internal and external stakeholders across the entire Genmab value chain.

Global Procurement Policy

Genmab’s Global Procurement Policy is an important tool utilized by our team members to steer the procurement practices and increase financial cost control and transparency within Genmab. Furthermore, the Policy helps assess and mitigate risk, ensure selection and maintenance of high quality, regulatory compliant third parties, through a transparent, fair, and compliant process. Genmab’s CFO is responsible for the policy, which is available on Genmab’s intranet.

The Global Procurement Policy states that suppliers have to be on-boarded prior to engaging in a commercial relationship to ensure timely payment. The use of purchase orders, which is also mandated by the Procurement Policy, furthermore, facilitates approval of invoiced spend, ensuring that the agreed upon payment terms are being met. Suppliers that self-identify to Genmab as small and medium enterprises (SMEs), have 30 days net as a standard payment term unless contractually agreed otherwise in writing, which is clearly stated in the Global Procurement Policy.

The procurement process is set up to facilitate on-time payments, starting with proper on-boarding of the suppliers prior to engaging in a commercial relationship, followed by a mandatory use of Purchase Requisitions and Purchase Orders (with an exception list), ensuring that, when an invoice is received it will be paid in a timely manner.

Supplier Code of Conduct

Our Supplier Code of Conduct articulates expectations for all third parties conducting work on our behalf, minimizing risks to Genmab posed by our suppliers’ activities. The Supplier Code of Conduct addresses topics that include, but are not limited to, anti-bribery and anti-corruption, privacy, trade compliance, conflicts of interest, human and labor rights, diversity, compliance with environmental laws and regulations, supply chain and animal welfare, protecting information and intellectual property, protecting physical and digital

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security and product compliance and quality. Our VP, Head of Global Procurement who reports to our CFO is responsible for the policy. In 2024 and 2023, all new Genmab suppliers have been required to attest to our Supplier Code of Conduct annually as part of the onboarding and contracting process.

Our Global Procurement function implemented a dedicated supplier vetting tool which serves as a single point of entry for all new suppliers. Information technology & digital, quality assurance, compliance and risk, and legal functions are involved when the risk score is elevated based on a fact-based approach. Our vetting process focuses on financial health, international sanctions, regulatory and reputational risks, and other key issues. Suppliers in sanctioned countries are subject to additional legal review before payments may be processed.

In 2023, we established a supplier diversity program in the U.S., working closely with entities such as the Veterans Administration to align on targets. Genmab defines a diverse supplier as a >51% women, minority, or veteran-owned small business. The Supplier Master Registry in SAP has been updated in 2024 with a specific field to allow Genmab to monitor supplier diversity for the U.S.

We have created our first-ever Company-wide supplier governance best practices guide to improve how we work together across lines of business, and how we partner with suppliers so all teams can successfully execute against their goals. In January 2024, contract managers, sourcing managers, procurement leads and alliance managers have been trained on how and when to apply these best practices in support of our lines of businesses’ priorities and goals. A Vendor Risk Manager is planned to be on-boarded in 2025 to ensure proper documentation and tracking of the initiative.

All the Genmab suppliers are vetted against unethical business practices, including adverse media, U.S. and EU Sanctions lists and the Global Corruption Index as well as a review of the financial health of the third party.

The Global Procurement Policy and Supplier Code of Conduct can be mapped to the positive impact of our strong management of suppliers, focused on compliance with supplier code of conduct, and targets set are the responsibility of our global procurement team.

Targets for supplier management:

●	Acceptance of Genmab’s Supplier Code of Conduct by 80% of suppliers by spend by 2025

The target specifically supports important governance topics covered in the Supplier Code of Conduct including areas like legal compliance, anti-corruption and bribery, labor practices, human rights, supply chain, animal welfare, protection of information and intellectual property / security. Genmab will monitor, review and report metrics related to this target in the next annual report.

Refer to E1-4 for details of Genmab’s engagement plans with suppliers on Scope 3 emission reductions targets.

Prevention and detection of corruption and bribery (G1-3)

Anti-Bribery and Anti-Corruption (ABAC) Policy

As a global company, we implement policies to mitigate risks related to bribery and corruption. Our Anti-Bribery and Anti-Corruption (ABAC) Policy educates team members on recognizing risks, emphasizes our

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zero-tolerance stance, and outlines reporting mechanisms for suspected misconduct. All employees receive annual ABAC training, and we are enhancing due diligence and monitoring activities for better oversight. In 2023, we updated our Quarterly Financial Disclosure Questionnaire to improve management disclosures regarding potential bribery and corruption.

Management identifies the primary bribery and corruption risks as payments or gifts intended to secure preferential treatment for the company. Employees interacting with public officials or regulatory representatives face heightened risks, as do those dealing with healthcare providers and third parties on Genmab's behalf, especially due to limited oversight of third-party anti-corruption practices.

Reports of bribery or corruption are reviewed by the Global Compliance Program, which reports directly to the CEO. Annual summaries are provided to the Global Compliance and Risk Committee and the Board, detailing all reported incidents.

We consider all functions within the business to be potentially subject to corruption and bribery and as such, 100% of Genmab employees, contractors, and Board members must complete annual Code of Conduct training, which covers ABAC, regulatory issues, conflicts of interest, and reporting mechanisms. New hires also receive ABAC training. Our Compliance program maintains a SharePoint site for business conduct policies and uses the company intranet to communicate key concepts.

Every two years, business functions assess their vulnerability to corruption and report findings to the Compliance organization, which may implement further controls. Our Internal Audit function also conducts an annual fraud assessment. The Anti-Bribery and Anti-Corruption Policy can be mapped to the positive impact of our ethical business culture and business practices.

5.2 Business conduct metrics and targets

Incidents of corruption or bribery (G1-4)

Genmab defines bribery as acts designed to influence individuals to act dishonestly in the performance or discharge of their duty, and corruption as the misuse of office or power or influence for private gain. Genmab has a zero-tolerance policy for any acts of bribery or corruption by employees, contingent staff, management, officers, directors, or third-party agents or representatives. Genmab’s 24/7 Speak Up Compliance Hotline enables the anonymous reporting of behavior indicative of corruption or bribery. Our compliance team reviews these reports and supports investigations as warranted. A review of all hotline reported incidents indicates no submissions related to a Genmab employee, contingent staff, management, officer, director, or third-party agent or representative performing an act of bribery or corruption in 2024 or 2023, thus no incidents of corruption or bribery.

Payment practices (G1-6)

Standard payment terms are 45 days net.

For certain categories of suppliers there are other possible payment terms, for example 30 days net allowed for Small and Medium Enterprises (SMEs) and 7 days net for Grants/Sponsorships and Government organizations.

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Genmab defines SMEs as enterprises which employ fewer than 10 persons or which have an annual turnover not exceeding EUR/USD 10 million.

There were no legal proceedings for late payments in 2024, including payments to SMEs.

Currently, Genmab does not have a process to track actual payment terms by main category of suppliers. However, the average time Genmab takes to pay an invoice for all suppliers with varying payment terms from the date when the contractual or statutory term of payment starts to be calculated, in number of days was 46 in 2024.

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Sustainability Statements: Appendix A

Appendix A (Derived from ESRS 2 Appendix B)

Disclosure Requirement and related datapoint	SFDR Reference	Pillar 3 Reference	Benchmark Regulation Reference	EU Climate Law Reference	Material/ Not Material	Section, Paragraph or Page Reference
ESRS 2 GOV-1 Board's gender diversity paragraph 21 (d)	Indicator number 13 of Table #1 of Annex 1		Commission Delegated Regulation (EU) 2020/1816, Annex II		Material	GOV-1 Section
ESRS 2 GOV-1 Percentage of board members who are independent paragraph 21 (e)			Delegated Regulation (EU) 2020/1816, Annex II		Material	GOV-1 Section
ESRS 2 GOV-4 Statement on due diligence paragraph 30	Indicator number 10 Table #3 of Annex 1				Material	GOV-4 Section
ESRS 2 SBM-1 Involvement in activities related to fossil fuel activities paragraph 40 (d) i	Indicators number 4 Table #1 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Table 1: Qualitative information on Environmental risk and Table 2: Qualitative information on Social risk	Delegated Regulation (EU) 2020/1816, Annex II		Not Material
ESRS 2 SBM-1 Involvement in activities related to chemical production paragraph 40 (d) ii	Indicator number 9 Table #2 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II		Not Material
ESRS 2 SBM-1 Involvement in activities related to controversial weapons paragraph 40 (d) iii	Indicator number 14 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1818, Article 12(1) Delegated Regulation (EU) 2020/1816, Annex II		Not Material
ESRS 2 SBM-1 Involvement in activities related to cultivation and production of tobacco paragraph 40 (d) iv			Delegated Regulation (EU) 2020/1818, Article 12(1) Delegated Regulation (EU) 2020/1816, Annex II		Not Material
ESRS E1-1 Transition plan to reach climate neutrality by 2050 paragraph 14				Regulation (EU) 2021/1119, Article 2(1)	Material	ESRS E1-1 Section
ESRS E1-1 Undertakings excluded from Paris-aligned Benchmarks paragraph 16 (g)

Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 1: Banking book- Climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity

			Delegated Regulation (EU) 2020/1818, Article12.1 (d) to (g), and Article 12.2		Not Material
ESRS E1-4 GHG emission reduction targets paragraph 34	Indicator number 4 Table #2 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 3: Banking book – Climate change transition risk: alignment metrics	Delegated Regulation (EU) 2020/1818, Article 6		Material	ESRS E1-4 Section
ESRS E1-5 Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors) paragraph 38	Indicator number 5 Table #1 and Indicator n. 5 Table #2 of Annex 1				Not Material
ESRS E1-5 Energy consumption and mix paragraph 37	Indicator number 5 Table #1 of Annex 1				Material	ESRS E1-5 Section

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ESRS E1-5 Energy intensity associated with activities in high climate impact sectors paragraphs 40 to 43	Indicator number 6 Table #1 of Annex 1				Not Material
ESRS E1-6 Gross Scope 1, 2, 3 and Total GHG emissions paragraph 44	Indicators number 1 and 2 Table #1 of Annex 1

Article 449a; Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 1: Banking book – Climate change transition risk: Credit quality of exposures by sector, emissions and residual maturity

			Delegated Regulation (EU) 2020/1818, Article 5(1), 6 and 8(1)		Material	ESRS E1-6 Section
ESRS E1-6 Gross GHG emissions intensity paragraphs 53 to 55	Indicators number 3 Table #1 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 3: Banking book – Climate change transition risk: alignment metrics	Delegated Regulation (EU) 2020/1818, Article 8(1)		Material	ESRS E1-6 Section
ESRS E1-7 GHG removals and carbon credits paragraph 56				Regulation (EU) 2021/1119, Article 2(1)	Not Material
ESRS E1-9 Exposure of the benchmark portfolio to climate-related physical risks paragraph 66			Delegated Regulation (EU) 2020/1818, Annex II Delegated Regulation (EU) 2020/1816, Annex II		Not Material
ESRS E1-9 Disaggregation of monetary amounts by acute and chronic physical risk paragraph 66 (a) ESRS E1-9 Location of significant assets at material physical risk paragraph 66 (c).

Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 paragraphs 46 and 47; Template 5: Banking book - Climate change physical risk: Exposures subject to physical risk.

Not Material
ESRS E1-9 Breakdown of the carrying value of its real estate assets by energy-efficiency classes paragraph 67 (c).

Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 paragraph 34;Template 2:Banking book -Climate change transition risk: Loans collateralised by immovable property - Energy efficiency of the collateral

Not Material
ESRS E1-9 Degree of exposure of the portfolio to climate- related opportunities paragraph 69			Delegated Regulation (EU) 2020/1818, Annex II		Not Material
ESRS E2-4 Amount of each pollutant listed in Annex II of the E- PRTR Regulation (European Pollutant Release and Transfer Register) emitted to air, water and soil, paragraph 28	Indicator number 8 Table #1 of Annex 1 Indicator number 2 Table #2 of Annex 1 Indicator number 1 Table #2 of Annex 1 Indicator number 3 Table #2 of Annex 1				Not Material
ESRS E3-1 Water and marine resources paragraph 9	Indicator number 7 Table #2 of Annex 1				Not Material
ESRS E3-1 Dedicated policy paragraph 13	Indicator number 8 Table 2 of Annex 1				Not Material
ESRS E3-1 Sustainable oceans and seas paragraph 14	Indicator number 12 Table #2 of Annex 1				Not Material
ESRS E3-4 Total water recycled and reused paragraph 28 (c)	Indicator number 6.2 Table #2 of Annex 1				Not Material

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ESRS E3-4 Total water consumption in m3 per net revenue on own operations paragraph 29	Indicator number 6.1 Table #2 of Annex 1		Not Material
ESRS 2 - SBM 3 - E4 paragraph 16 (a) i	Indicator number 7 Table #1 of Annex 1		Not Material
ESRS 2 - SBM 3 - E4 paragraph 16 (b)	Indicator number 10 Table #2 of Annex 1		Not Material
ESRS 2 - SBM 3 - E4 paragraph 16 (c)	Indicator number 14 Table #2 of Annex 1		Not Material
ESRS E4-2 Sustainable land / agriculture practices or policies paragraph 24 (b)	Indicator number 11 Table #2 of Annex 1		Not Material
ESRS E4-2 Sustainable oceans / seas practices or policies paragraph 24 (c)	Indicator number 12 Table #2 of Annex 1		Not Material
ESRS E4-2 Policies to address deforestation paragraph 24 (d)	Indicator number 15 Table #2 of Annex 1		Not Material
ESRS E5-5 Non-recycled waste paragraph 37 (d)	Indicator number 13 Table #2 of Annex 1		Not Material
ESRS E5-5 Hazardous waste and radioactive waste paragraph 39	Indicator number 9 Table #1 of Annex 1		Not Material
ESRS 2- SBM3 - S1 Risk of incidents of forced labour paragraph 14 (f)	Indicator number 13 Table #3 of Annex I		Not Material
ESRS 2- SBM3 - S1 Risk of incidents of child labour paragraph 14 (g)	Indicator number 12 Table #3 of Annex I		Not Material
ESRS S1-1 Human rights policy commitments paragraph 20	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex I		Material	ESRS S1-1 Section
ESRS S1-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 21		Delegated Regulation (EU) 2020/1816, Annex II	Material	ESRS S1-1 Section
ESRS S1-1 processes and measures for preventing trafficking in human beings paragraph 22	Indicator number 11 Table #3 of Annex I		Material	ESRS S1-1 Section
ESRS S1-1 workplace accident prevention policy or management system paragraph 23	Indicator number 1 Table #3 of Annex I		Material	ESRS S1-1 Section
ESRS S1-3 grievance/complaints handling mechanisms paragraph 32 (c)	Indicator number 5 Table #3 of Annex I		Material	ESRS S1-3 Section
ESRS S1-14 Number of fatalities and number and rate of work-related accidents paragraph 88 (b) and (c)	Indicator number 2 Table #3 of Annex I	Delegated Regulation (EU) 2020/1816, Annex II	Material	ESRS S1-14 Section
ESRS S1-14 Number of days lost to injuries, accidents, fatalities or illness paragraph 88 (e)	Indicator number 3 Table #3 of Annex I		Material	ESRS S1-14 Section
ESRS S1-16 Unadjusted gender pay gap paragraph 97 (a)	Indicator number 12 Table #1 of Annex I	Delegated Regulation (EU) 2020/1816, Annex II	Material	ESRS S1-16 Section
ESRS S1-16 Excessive CEO pay ratio paragraph 97 (b)	Indicator number 8 Table #3 of Annex I		Material	ESRS S1-16 Section
ESRS S1-17 Incidents of discrimination paragraph 103 (a)	Indicator number 7 Table #3 of Annex I		Material	ESRS S1-17 Section

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ESRS S1-17 Non-respect of UNGPs on Business and Human Rights and OECD Guidelines paragraph 104 (a)	Indicator number 10 Table #1 and Indicator n. 14 Table #3 of Annex I	Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818 Art 12 (1)	Not Material
ESRS 2- SBM3 – S2 Significant risk of child labour or forced labour in the value chain paragraph 11 (b)	Indicators number 12 and n. 13 Table #3 of Annex I		Not Material
ESRS S2-1 Human rights policy commitments paragraph 17	Indicator number 9 Table #3 and Indicator n. 11 Table #1 of Annex 1		Not Material
ESRS S2-1 Policies related to value chain workers paragraph 18	Indicator number 11 and n. 4 Table #3 of Annex 1		Not Material
ESRS S2-1 Non- respect of UNGPs on Business and Human Rights principles and OECD guidelines paragraph 19	Indicator number 10 Table #1 of Annex 1	Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818, Art 12 (1)	Not Material
ESRS S2-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 19		Delegated Regulation (EU) 2020/1816, Annex II	Not Material
ESRS S2-4 Human rights issues and incidents connected to its upstream and downstream value chain paragraph 36	Indicator number 14 Table #3 of Annex 1		Not Material
ESRS S3-1 Human rights policy commitments paragraph 16	Indicator number 9 Table #3 of Annex 1 and Indicator number 11 Table #1 of Annex 1		Not Material
ESRS S3-1 non-respect of UNGPs on Business and Human Rights, ILO principles or OECD guidelines paragraph 17	Indicator number 10 Table #1 Annex 1	Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818, Art 12 (1)	Not Material
ESRS S3-4 Human rights issues and incidents paragraph 36	Indicator number 14 Table #3 of Annex 1		Not Material
ESRS S4-1 Policies related to consumers and end-users paragraph 16	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex 1		Material	ESRS S4-1 Section
ESRS S4-1 Non-respect of UNGPs on Business and Human Rights and OECD guidelines paragraph 17	Indicator number 10 Table #1 of Annex 1	Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818, Art 12 (1)	Not Material
ESRS S4-4 Human rights issues and incidents paragraph 35	Indicator number 14 Table #3 of Annex 1		Not Material
ESRS G1-1 United Nations Convention against Corruption paragraph 10 (b)	Indicator number 15 Table #3 of Annex 1		Not Material
ESRS G1-1 Protection of whistle- blowers paragraph 10 (d)	Indicator number 6 Table #3 of Annex 1		Material	ESRS G1-1 Section
ESRS G1-4 Fines for violation of anti-corruption and anti-bribery laws paragraph 24 (a)	Indicator number 17 Table #3 of Annex 1	Delegated Regulation (EU) 2020/1816, Annex II)	Material	ESRS G1-4 Section
ESRS G1-4 Standards of anti- corruption and anti- bribery paragraph 24 (b)	Indicator number 16 Table #3 of Annex 1		Not Material

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Financial Statements for the Genmab Group

Introduction

The financial statements in the 2024 Annual Report are grouped into the following sections: Primary Statements; Basis of Presentation; Results for the Year; Operating Assets and Liabilities; Capital Structure, Financial Risk and Related Items; and Other Disclosures.

Each note to the financial statements includes information about the accounting policies applied and significant management judgements and estimates in addition to the financial numbers.

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Primary Statements

Consolidated Statements of Comprehensive Income

INCOME STATEMENT

(DKK million)	Note	2024	2023	2022

Revenue	2.1, 2.2	21,526	16,474	14,505

Cost of product sales	2.3	(985)	(226)	-
Research and development expenses	2.3, 3.1, 3.2	(9,748)	(7,630)	(5,562)
Selling, general and administrative expenses	2.3, 3.2	(3,790)	(3,297)	(2,676)
Acquisition and integration related charges	5.5	(300)	-	-
Total costs and operating expenses		(14,823)	(11,153)	(8,238)

Operating profit		6,703	5,321	6,267

Financial income	4.5	4,438	1,940	3,189
Financial expenses	4.5	(1,977)	(1,624)	(2,511)

Net profit before tax		9,164	5,637	6,945

Corporate tax	2.4	(1,320)	(1,285)	(1,493)

Net profit		7,844	4,352	5,452

Other comprehensive income:

Amounts which may be re-classified to the income statement:
Exchange differences on translation of foreign operations		430	(38)	17

Total comprehensive income		8,274	4,314	5,469

Basic net profit per share	2.5	122.21	66.64	83.38
Diluted net profit per share	2.5	121.36	66.02	82.59

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Consolidated Balance Sheets

		December 31,
(DKK million)	Note	2024	2023

ASSETS

Goodwill	3.1, 5.5	2,535	-
Other intangible assets	3.1, 5.5	12,343	101
Property and equipment	2.2, 3.2	978	955
Right-of-use assets	2.2, 3.3	913	686
Receivables	2.2, 3.6	52	62
Deferred tax assets	2.4	908	212
Other investments	3.4	228	134

Total non-current assets		17,957	2,150

Corporate tax receivable	2.4	101	-
Inventories	3.5	62	57
Receivables	3.6	6,590	4,947
Marketable securities	4.2, 4.4	11,243	13,268
Cash and cash equivalents		9,858	14,867

Total current assets		27,854	33,139

Total assets		45,811	35,289

SHAREHOLDERS' EQUITY AND LIABILITIES

Share capital	4.7	66	66
Share premium	4.7	12,590	12,461
Other reserves		490	60
Retained earnings		23,551	19,023

Total shareholders' equity		36,697	31,610

Lease liabilities	3.3	937	680
Contract liabilities	3.7	480	480
Deferred tax liabilities	2.4	2,359	-
Other payables	3.8	30	35

Total non-current liabilities		3,806	1,195

Corporate tax payable	2.4	1,710	54
Lease liabilities	3.3	92	90
Contract liabilities	3.7	24	33
Other payables	3.8	3,482	2,307

Total current liabilities		5,308	2,484

Total liabilities		9,114	3,679

Total shareholders' equity and liabilities		45,811	35,289

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Consolidated Statements of Cash Flows

(DKK million)	Note	2024	2023	2022

Cash flows from operating activities:

Net profit before tax		9,164	5,637	6,945

Financial income	4.5	(4,438)	(1,940)	(3,189)
Financial expenses	4.5	1,977	1,624	2,511
Adjustment for non-cash transactions
Share-based compensation expense	2.3, 4.6	721	586	439
Depreciation	3.2, 3.3	335	272	222
Amortization	3.1	78	23	140
Impairment charges	3.1	115	-	-
Change in operating assets and liabilities
Receivables	3.6	(1,590)	797	(2,123)
Inventories	3.5	(5)	(57)	-
Other payables	3.8	857	622	283

Cash flows from operating activities before financial items		7,214	7,564	5,228

Interest received		935	908	283
Interest elements of lease payments	3.3	(35)	(24)	(15)
Interest paid		-	(1)	(1)
Corporate taxes paid		(343)	(1,067)	(1,583)

Net cash provided by operating activities		7,771	7,380	3,912

Cash flows from investing activities:
Acquisition of business, net of cash acquired	5.5	(12,246)	-	-
Investment in intangible assets	3.1	(117)	(10)	-
Investment in tangible assets	3.2	(187)	(366)	(317)
Marketable securities bought	4.3, 4.4	(8,581)	(10,876)	(9,659)
Marketable securities sold	4.3, 4.4	11,279	10,001	7,254
Other investments bought	3.4	(55)	(31)	(39)

Net cash (used in) investing activities		(9,907)	(1,282)	(2,761)

Cash flows from financing activities:
Warrants exercised	4.6, 4.7	129	152	280
Principal elements of lease payments	3.3	(60)	(91)	(73)
Purchase of treasury shares	4.7	(3,879)	(564)	(908)
Payment of withholding taxes on behalf of employees on net settled RSUs		(109)	(103)	(88)

Net cash (used in) financing activities		(3,919)	(606)	(789)

Changes in cash and cash equivalents		(6,055)	5,492	362
Cash and cash equivalents at the beginning of the period		14,867	9,893	8,957
Exchange rate adjustments		1,046	(518)	574

Cash and cash equivalents at the end of the period		9,858	14,867	9,893

Cash and cash equivalents include:
Bank deposits		9,776	13,514	9,299
Short-term marketable securities		82	1,353	594

Cash and cash equivalents at the end of the period		9,858	14,867	9,893

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Consolidated Statements of Changes in Equity

(DKK million)	Share capital	Share premium	Translation reserves	Retained earnings	Shareholders' equity

Balance at December 31, 2021	66	12,029	81	9,931	22,107

Net profit	-	-	-	5,452	5,452
Other comprehensive income	-	-	17	-	17
Total comprehensive income	-	-	17	5,452	5,469

Transactions with owners:
Exercise of warrants	-	280	-	-	280
Purchase of treasury shares	-	-	-	(908)	(908)
Share-based compensation expenses	-	-	-	439	439
Withholding taxes on behalf of employees on net settled RSUs	-	-	-	(88)	(88)
Tax on items recognized directly in equity	-	-	-	(17)	(17)

Balance at December 31, 2022	66	12,309	98	14,809	27,282

Net profit	-	-	-	4,352	4,352
Other comprehensive income	-	-	(38)	-	(38)
Total comprehensive income	-	-	(38)	4,352	4,314

Transactions with owners:
Exercise of warrants	-	152	-	-	152
Purchase of treasury shares	-	-	-	(564)	(564)
Share-based compensation expenses	-	-	-	586	586
Withholding taxes on behalf of employees on net settled RSUs	-	-	-	(103)	(103)
Tax on items recognized directly in equity	-	-	-	(57)	(57)

Balance at December 31, 2023	66	12,461	60	19,023	31,610

Net profit	-	-	-	7,844	7,844
Other comprehensive income	-	-	430	-	430
Total comprehensive income	-	-	430	7,844	8,274

Transactions with owners:
Exercise of warrants	-	129	-	-	129
Purchase of treasury shares	-	-	-	(3,879)	(3,879)
Share-based compensation expenses	-	-	-	721	721
Withholding taxes on behalf of employees on net settled RSUs	-	-	-	(109)	(109)
Tax on items recognized directly in equity	-	-	-	(49)	(49)

Balance at December 31, 2024	66	12,590	490	23,551	36,697

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Section 1 – Basis of Presentation

These consolidated financial statements include Genmab A/S (parent company) and subsidiaries over which the parent company has control. The Genmab consolidated Group is referenced herein as “Genmab” or the “Company.”

This section describes Genmab’s general accounting policies including management’s judgements and estimates under IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and endorsed by the EU (IFRS Accounting Standards). The specific accounting policies are described in each note in conjunction with supplementary disclosures of the specific item with the aim to provide a more understandable description of each accounting area.

1.1 – Nature of the Business and Material Accounting Policies

Genmab A/S is a publicly traded, international biotechnology company that was founded in 1999 and specializes in the creation and development of differentiated antibody therapeutics for the treatment of cancer and other diseases. Genmab has six approved products commercialized by third parties, two approved products that are jointly commercialized with a collaboration partner, a broad clinical and preclinical product pipeline and proprietary next-generation antibody technologies.

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU and further disclosure requirements for listed companies in Denmark. The consolidated financial statements were approved by the Board of Directors and authorized for issue on February 12, 2025. Except as outlined in Note 1.2, the consolidated financial statements have been prepared using the same accounting policies as 2023.

Please refer to the overview below to see in which note/section the detailed accounting policy is included.

Section 2 – Results for the Year	3.4 Other Investments
2.1 Revenue	3.5 Inventories
2.2 Information about Geographical Areas	3.6 Receivables
2.3 Staff Costs	3.8 Other Payables
2.4 Corporate and Deferred Tax	Section 4 – Capital Structure, Financial Risk and Related Items
2.5 Profit per Share	4.3 Financial Assets and Liabilities
Section 3 – Operating Assets and Liabilities	4.4 Marketable Securities
3.1 Intangible Assets and Goodwill	4.5 Financial Income and Expenses
3.2 Property and Equipment	4.6 Share-Based Instruments
3.3 Leases	Section 5 – Other Disclosures
5.5 Acquisition of Businesses

Materiality

Genmab’s Annual Report is based on the concept of materiality and the Company focuses on information that is considered material and relevant to the users of the consolidated financial statements. The consolidated financial statements consist of a large number of transactions. These transactions are aggregated into classes according to their nature or function and presented in classes of similar items in the consolidated

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financial statements as required by IFRS and the Danish Financial Statements Act. If items are individually immaterial, they are aggregated with other items of similar nature in the consolidated financial statements or in the notes.

Genmab provides these specific required disclosures unless the information is considered immaterial to the economic decision-making of the readers of the consolidated financial statements or not applicable.

Consolidated Financial Statements

The consolidated financial statements include Genmab A/S and subsidiaries over which the parent company has control. The parent controls a subsidiary when the parent is exposed to, or has rights to, variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power to direct the activities of the subsidiary. Genmab A/S (parent company) holds investments either directly or indirectly in the following subsidiaries:

		2	1
Name	Domicile	Ownership and votes 2024	Ownership and votes 2023
Genmab B.V.	Utrecht, the Netherlands	100%	100%
Genmab Holding B.V.	Utrecht, the Netherlands	100%	100%
Genmab US, Inc.	New Jersey, USA	100%	100%
Genmab K.K.	Tokyo, Japan	100%	100%
ProfoundBio, Inc.	Delaware, USA	100%	N/A*
ProfoundBio, US Co	Delaware, USA	100%	N/A*
Profound Limited	Hong Kong, China	100%	N/A*
ProfoundBio co., Ltd.	Suzhou, China	100%	N/A*
ProfoundBio Shanghai Branch, Co., Ltd.	Shanghai, China	100%	N/A*
Beijing Puyifang Biotechnology Co., Ltd.	Beijing, China	100%	N/A*

*These subsidiaries were added as a result of the acquisition of ProfoundBio during the second quarter of 2024.

Genmab’s consolidated financial statements have been prepared on the basis of the financial statements of the parent company and subsidiaries – prepared under Genmab’s accounting policies – by combining similar accounting items on a line-by-line basis. On consolidation, intercompany income and expenses, intercompany receivables and payables, and unrealized gains and losses on transactions between the consolidated companies are eliminated.

The recorded value of the equity interests in the consolidated subsidiaries is eliminated with the proportionate share of the subsidiaries’ equity. Subsidiaries are consolidated from the date when control is transferred to the Group.

Items included in the financial statements of Genmab's entities are measured using the currency of the primary economic environment in which the entity operates (functional currency).The income statements for

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subsidiaries with a different functional currency than Genmab’s presentation currency are translated into Genmab’s presentation currency at average exchange rates, and the balance sheets are translated at the exchange rate in effect at the balance sheet date.

Exchange rate differences arising from the translation of foreign subsidiaries shareholders’ equity at the beginning of the year and exchange rate differences arising as a result of foreign subsidiaries’ income statements being translated at average exchange rates are recorded in translation reserves in shareholders’ equity.

Functional and Presentation Currency

The consolidated financial statements have been prepared in Danish Kroner (DKK), which is the functional and presentation currency of the parent company.

Foreign Currency

Transactions in foreign currencies are translated at the exchange rates in effect at the date of the transaction.

Exchange rate gains and losses arising between the transaction date and the settlement date are recognized in the Consolidated Statements of Comprehensive Income as financial income or expense.

Unsettled monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Exchange rate gains and losses arising between the transaction date and the balance sheet date are recognized in the Consolidated Statements of Comprehensive Income as financial income or expense.

Classification of Costs and Operating Expenses in the Income Statement

Cost of Product Sales

Cost of product sales includes direct and indirect costs relating to the manufacturing of inventory mainly from third-party providers of manufacturing as well as costs related to internal resources and distribution and logistics. Inventory amounts written down as a result of excess or obsolescence are charged to cost of product sales. Also included in Cost of Product Sales are royalty payments on commercialized products. Aside from these items, there are no other costs included within cost of product sales.

Additionally, cost of product sales includes profit-sharing amounts owed to collaboration partners for the sale of commercial products when Genmab is determined to be the principal in sales to end customers. The only profit-sharing amounts owed to collaboration partners that are recorded as cost of product sales relate to sales of EPKINLY in the U.S. and Japan pursuant to the Collaboration Agreement with AbbVie.

Refer to Note 5.6 in the Annual Report for detailed information regarding Genmab’s Collaboration Agreement with AbbVie.

Research and Development Expenses

Research and development expenses primarily include salaries, benefits and other employee-related costs of Genmab’s research and development staff, license costs, manufacturing costs, preclinical costs, clinical trials, contractors and outside service fees, amortization and impairment of licenses and rights related to intangible assets, depreciation of property and equipment, and depreciation of right-of-use assets, to the extent that such costs are related to the Group’s research and development activities.

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Refer to Note 3.1 for a more detailed description on the treatment of Genmab’s research and development expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses relate to the management and administration of Genmab, including commercialization activities. This primarily includes salaries, benefits and other employee costs related to management and support functions including human resources, information technology and the finance departments. In addition, depreciation of property and equipment and depreciation of right-of-use assets, to the extent such expenses are related to administrative functions, are also included. Selling, general and administrative expenses are recognized in the Consolidated Statements of Comprehensive Income in the period to which they relate.

Acquisition and Integration Related Charges

Acquisition and integration related charges for the acquisition of ProfoundBio which occurred during the second quarter of 2024.

Refer to Note 5.5 for more information regarding Genmab’s Acquisition and Integration costs related to the acquisition of ProfoundBio.

Government Grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and that Genmab will comply with all attaching conditions. When the grant relates to an expense item, it is recognized as a reduction of that expense on a systematic basis over the periods that the costs for which it is intended to compensate are incurred. Where the grant relates to an asset, the fair value is credited to a contract liability account and is released to the statement of comprehensive income as other operating income over the expected useful life of the relevant asset by equal annual installments.

Statements of Cash Flows

The cash flow statement is presented using the indirect method with basis in the net profit before tax.

Cash flows from operating activities are stated as the net profit before tax adjusted for financial income and expense, non-cash operating items including depreciation, amortization, impairment losses, share-based compensation expenses, and for changes in operating assets and liabilities, interest paid and received, interest elements of lease payments and corporate taxes paid or received. Operating assets and liabilities are mainly comprised of changes in receivables, inventories and other payables excluding the items included in cash and cash equivalents. Changes in non-current assets and liabilities are included in operating assets and liabilities, if related to the main revenue-producing activities of Genmab.

Cash flows from investing activities consist of acquisitions of businesses, net of cash acquired, purchases and sales of marketable securities and other investments, as well as purchases of intangible assets and property and equipment.

Cash flows from financing activities relate to the purchase of treasury shares, exercise of warrants, payments of withholding taxes on behalf of employees on net settled RSUs and payments of long-term loans including installments on lease liabilities.

Cash and cash equivalents are comprised of cash, bank deposits, and marketable securities with a maturity of less than 90 days on the date of acquisition.

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The statements of cash flows cannot be derived solely from the consolidated financial statements.

Treasury Shares

The total amount paid to acquire treasury shares including directly attributable costs and the proceeds from the sale of treasury shares is recognized in retained earnings.

Collaborations, License Agreements and Collaborative Agreements

Collaborations and License Agreements

Genmab continues to pursue the establishment of research collaborations and licensing agreements. These arrangements often include upfront payments, expense reimbursements or payments to the collaboration partner, and milestone and royalty arrangements, contingent upon the occurrence of certain future events linked to the success of the asset in development.

In regard to Genmab’s license agreements with J&J, Novartis and Roche, each of these parties retain final decision-making authority over the relevant activities and as such no joint control exists.

Refer to Note 2.1 for additional information related to revenue from these parties.

Collaborative Agreements

Genmab has entered into a number of joint collaborative agreements. These agreements often include upfront payments, expense reimbursements or payments to the collaboration partner, and milestone and royalty arrangements, contingent upon the occurrence of certain future events linked to the success of the asset in development.

These agreements also provide Genmab with varying rights to develop, produce and market products together with its collaborative partners. Both parties in these arrangements share in the decision-making and therefore have joint control of the arrangement. In 2024, Genmab’s more significant collaboration agreements are with AbbVie (epcoritamab), Pfizer (tisotumab vedotin) and BioNTech.

Refer to Note 2.1 for additional information related to revenue from our joint collaborative agreements.

Refer to Note 5.6 for detailed information regarding Genmab’s significant Research Collaborations, License Agreements and Collaborative Agreements.

1.2 New Accounting Policies and Disclosures

NEW ACCOUNTING POLICIES AND DISCLOSURES FOR 2024

Genmab has, with effect from January 1, 2024, implemented the following standards and amendments:

●	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback
●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current, Classification of Liabilities as Current or Non-current – Deferral of Effective Date, and Non-current Liabilities with Covenants, and
●	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements

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The implementation of these amendments did not have a material impact on the consolidated financial statements for the current or prior reporting periods and is not expected to have a significant impact in future reporting periods.

NEW ACCOUNTING POLICIES AND DISCLOSURES EFFECTIVE IN 2025 OR LATER

Furthermore, as it relates to new or amended accounting standards and interpretations (IFRSs) issued by the IASB, management does not anticipate any significant impact on the Consolidated Financial Statements in the period of initial application from the adoption of these new standards and amendments, apart from IFRS 18 ‘Presentation and Disclosure in Financial Statements’ which replaces IAS 1 effective from 1 January 2027. The new IFRS 18 is expected to change the presentation of the financial statements, requiring items of income and expense to be classified into five categories: operating, investing, finance, income taxes and discontinued operations along with two new mandatory sub-totals, operating profit or loss and profit or loss before financing and income taxes. IFRS 18 will not impact the recognition or measurement of items in the financial statements.

1.3 Management’s Judgements and Estimates under IFRS

In preparing financial statements under IFRS, certain provisions in the standards require management’s judgements, including various accounting estimates and assumptions. These judgements and estimates affect the application of accounting policies, as well as reported amounts within the consolidated financial statements and disclosures.

Determining the carrying amount of certain assets and liabilities requires judgements, estimates and assumptions concerning future events that are based on historical experience and other factors, which by their very nature are associated with uncertainty and unpredictability.

Accounting estimates are based on historical experience and various other factors relative to the circumstances in which they are applied. Estimates are generally made based on information available at the time.

Accounting judgements are made in the process of applying accounting policies. These judgements are typically made based on the guidance and information available at the time of application.

These estimates and judgements may prove incomplete or incorrect, and unexpected events or circumstances may arise. Genmab is also subject to risks and uncertainties which may lead actual results to differ from these estimates, both positively and negatively. Specific risks for Genmab are discussed in the relevant section of this Annual Report and in the notes to the consolidated financial statements.

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The areas involving a high degree of judgement and estimation that are significant to the consolidated financial statements are summarized below. Refer to the identified notes for further information on the key accounting estimates and judgements utilized in the preparation of the consolidated financial statements.

Accounting policy	Key accounting estimates and judgements	Note reference	Risk
Revenue recognition

Judgement in assessing whether a collaboration partner is a customer

Estimation of partner net sales amounts in the calculation of royalties

Estimation of variable consideration

Judgement in assessing the nature of combined performance obligations within contracts

		Note 2.1	High
Share-based compensation	Judgement in selecting assumptions required for valuation of warrant grants Estimation in developing forfeiture rate RSUs/warrants and probability of achievement for PSUs	Note 4.6	Moderate
Current and deferred income taxes	Judgement and estimation regarding valuation of deferred income taxes	Note 2.4	Moderate
Fair value and impairment assessment of other intangible assets and goodwill	Estimation of the fair value of other intangible assets and assessment of impairment of other intangible assets Estimation regarding the valuation of goodwill and assessment of impairment of goodwill	Notes 3.1 and 5.5	High

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1.4 Revision of Prior Period Financial Statements

To facilitate comparison of information across periods, certain reclassifications and revisions have been made to prior period financial income and expense amounts to conform to the current period’s appropriate presentation.

Refer to Note 4.5 for additional information relating to financial income and expenses of the Group and Note 14 in the parent financial statements relating to financial income and expenses of the Parent.

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Section 2 Results for the Year

This section includes disclosures related to revenue, information about geographical areas, staff costs, corporate and deferred tax, and profit per share.

2.1 – Revenue

(DKK million)	2024	2023	2022

Revenue by type:
Royalties	17,352	13,705	11,582
Reimbursement revenue	996	864	818
Milestone revenue	1,000	1,177	1,767
Collaboration revenue	433	307	332
Net product sales	1,743	421	-
License revenue	2	-	6

Total	21,526	16,474	14,505

Revenue by collaboration partner:
Janssen	14,422	11,949	10,530
AbbVie	394	732	1,174
Roche	741	704	796
Novartis	2,822	1,511	815
BioNTech	869	784	708
Pfizer[1]	533	373	413
Other	2	-	69

Total[2]	19,783	16,053	14,505

Royalties by product:
DARZALEX	13,922	11,265	9,966
Kesimpta	2,222	1,494	779
TEPEZZA	737	704	796
Other[3]	471	242	41

Total	17,352	13,705	11,582

1Pzifer acquired Seagen in December 2023

2 Excludes Genmab’s Net product sales

3Other consists of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY

ACCOUNTING POLICIES

Genmab recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that it expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that Genmab determines are within the scope of IFRS 15, Genmab

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performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Genmab only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, Genmab assesses the goods and services promised within each contract and identifies as a performance obligation each good or service that is distinct. Revenue is recognized in the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Royalties: Certain of Genmab’s license and collaboration agreements include sales-based royalties based on the level of sales. The license has been deemed to be the predominant item to which the royalties relate under Genmab’s license and collaboration agreements. As a result, Genmab recognizes revenue when the related sales occur.

Reimbursement Revenue for R&D Services: Genmab’s research collaboration agreements include provisions for reimbursement or cost sharing for R&D services and payment for full time equivalents (“FTEs”) at contractual rates. R&D services are performed and satisfied over time given that the customer simultaneously receives and consumes the benefits provided by Genmab and revenue for research services is recognized over time rather than at a point in time.

Milestone Revenue: Certain of Genmab’s license and collaboration agreements include development, regulatory and commercial milestone payments based on the level of sales. At the inception of each arrangement that includes milestone payments, Genmab evaluates whether the achievement of milestones is considered highly probable and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of Genmab or the license and collaboration partner, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which Genmab recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, Genmab re-evaluates the probability of achievement of such development milestones and commercial milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment. Under all of Genmab’s existing license and collaboration agreements, milestone payments have been allocated to the license transfer performance obligation.

License Revenue for Intellectual Property: If the license to Genmab’s functional intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, Genmab recognizes revenues from non-refundable upfront fees allocated to the license at the point in time the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, Genmab utilizes judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. Under all of Genmab’s existing license and collaboration agreements the license to functional intellectual property has been determined to be distinct from other performance obligations identified in the agreement.

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Collaboration Revenue: Collaboration revenue includes the result of profit sharing arrangements for the sale of commercial products by our collaboration partners. When Genmab’s collaboration partner is determined to be the principal in sales to end customers, Genmab’s share of profits for the sale of commercial products is included in collaboration revenue.

Net Product Sales: Revenue from the sale of goods is recognized when control is transferred to the customer and it is probable that Genmab will collect the consideration to which it is entitled for transferring the products. Control of the products is transferred at a single point in time which occurs upon delivery to the customer. The amount of sales to be recognized is based on the consideration Genmab expects to receive in exchange for its goods. When sales are recognized, an estimate for a variety of sales deductions is also recorded such as cash discounts, government rebates, chargebacks, wholesaler fees, other rebates and administrative fees, sales returns and allowances and other sales discounts. Sales deductions are estimated and recognized as a reduction of gross product sales to arrive at net product sales, by assessing the expected value of the sales deductions (variable consideration). Sales deductions are estimated and provided for at the time the related sales are recorded. Genmab’s estimates related to sales deductions require significant use of estimates as not all conditions are known at the time of sale. The estimates are based on analyses of existing contractual obligations, historical experience, drug product analogs and payer channel mix. Genmab considers the provisions established for sales deductions to be reasonable and appropriate based on currently available information; however, the actual amount of deductions may differ from the amounts estimated by management as more information becomes available. Estimates will be assessed each period and adjusted as required based on updated information and actual experience.

When Genmab is determined to be the principal in sales to end customers, all product sales are included in net product sales in the Consolidated Statements of Comprehensive Income. As of December 31, 2024, all net product sales relate to sales of EPKINLY in the U.S. and Japan pursuant to the Collaboration Agreement with AbbVie.

Refer to Note 5.6 for detailed information regarding Genmab’s significant Research Collaborations, License Agreements and Collaborative Agreements.

●	Refer to Note 1.3 for management’s judgements and estimates related to revenue recognition.

2.2 – Information about Geographical Areas

Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any licensed products, marketed products, product candidates or geographical markets and no segment information is currently prepared for internal reporting.

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Accordingly, it has been concluded that it is not relevant to include segment disclosures in the financial statements as Genmab’s business activities are not organized on the basis of differences in related product and geographical areas.

	Revenue	Non-current assets	Revenue	Non-current assets	Revenue	Non-current assets

(DKK million)	2024		2023		2022

Denmark	19,783	12,710	16,053	496	14,505	211
Netherlands	-	767	-	874	-	793
United States	902	3,196	380	378	-	442
Japan	841	100	41	56	-	70
China	-	48	-	-	-	-

Total	21,526	16,821	16,474	1,804	14,505	1,516

Out of total non-current assets of DKK 16,821 million, DKK 12,340 million relates to intangible assets in Denmark and DKK 2,535 million relates to goodwill in the United States acquired as a part of the acquisition of ProfoundBio.

ACCOUNTING POLICIES

Geographical information is presented for Genmab’s revenue and non-current assets. Revenue is attributed to countries on the basis of the location of the legal entity holding the contract with the counterparty. Non-current assets comprise intangible assets, goodwill, property and equipment, right-of-use assets, and receivables.

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2.3 – Staff Costs

(DKK million)	2024	2023	2022

Wages and salaries	3,168	2,631	1,913
Share-based compensation	721	586	439
Defined contribution plans	205	170	112
Other social security costs	399	335	263
Government grants related to research and development expenses	(149)	(174)	(144)

Total	4,344	3,548	2,583

Staff costs are included in the Consolidated Statements of Comprehensive Income as follows:
Cost of product sales	11	3	-
Research and development expenses	2,520	2,004	1,518
Selling, general and administrative expenses	1,813	1,541	1,065

Total	4,344	3,548	2,583

Average number of FTE	2,535	2,011	1,460
Number of FTE at year-end	2,682	2,204	1,660

Refer to Note 4.6 for additional information regarding share-based instruments and Note 5.1 for additional information regarding the remuneration of the Board and Executive Management.

ACCOUNTING POLICIES

STAFF COSTs

Wages and salaries, other social security costs, paid leave and bonuses, and other employee benefits are recognized in the financial year in which the employee performs the associated work.

Genmab’s pension plans are classified as defined contribution plans and, accordingly, no pension obligations are recognized in the balance sheet. Costs relating to defined contribution plans are included in the income statement in the period in which they are accrued, and outstanding contributions are included in other payables.

Termination benefits are recognized as an expense, when Genmab is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment.

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2.4 – Corporate and Deferred Tax

TAXATION – INCOME STATEMENT & SHAREHOLDERS’ EQUITY

(DKK million)	2024	2023	2022

Current tax on profit	1,799	1,301	1,478
Adjustment to deferred tax	99	(59)	107
Net Increase (decrease) of unrecognized deferred tax assets for the year	(578)	43	(92)

Total tax for the period in the income statement	1,320	1,285	1,493

(DKK million)	2024	2023	2022

Net profit before tax	9,164	5,637	6,945

Tax at the Danish corporation tax rate of 22% for all periods	2,016	1,240	1,528

Tax effect of:
Net Increase (decrease) of unrecognized deferred tax assets for the year	(579)	43	(92)
Net of non-taxable income over non-deductible expenses	92	7	73
Other current and deferred tax adjustments	(209)	(5)	(16)

Total tax effect	(696)	45	(35)

Total tax for the period in the income statement	1,320	1,285	1,493

Total tax for the period in shareholders' equity	49	57	(22)

Effective Tax Rate	14.4%	22.8%	21.5%

Corporate tax consists of current tax and the adjustment of deferred taxes during the year. The corporate tax expense was DKK 1,320 million in 2024, DKK 1,285 million in 2023 and DKK 1,493 million in 2022. Tax benefits of DKK 49 million in 2024, DKK 57 million in 2023 and tax expenses of DKK 22 million in 2022, related to excess tax benefits for share-based compensation were recorded directly in shareholders’ equity.

As a result of the ProfoundBio integration activities, Genmab utilized approximately DKK 2.2 billion of previously unrecognized tax losses during 2024.

Genmab operates in multiple jurisdictions which have enacted new legislation to implement the global minimum top-up tax, which became effective on January 1, 2024. Under this legislation, the Company is liable to pay a top-up tax for the difference between its GloBE Effective Tax Rate per jurisdiction and the minimum rate of 15 percent. The rules have no impact on the tax position of Genmab in 2024.

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GENMAB 2024 ANNUAL REPORT

TAXATION – BALANCE SHEET

Significant components of the deferred tax (liabilities) assets are as follows:

(DKK million)	2024	2023

Share-based instruments	270	41
Deferred revenue	120	113
Intangible assets	(2,478)	-
Other temporary differences	637	58

Total at December 31	(1,451)	212

Genmab recognizes deferred tax assets if it is probable that sufficient taxable income will be available in the future. Management has considered future taxable income and applied its judgement in assessing whether deferred tax assets should be recognized.

The difference between the deferred tax liability as of December 31, 2024 and the deferred tax liability acquired as part of the acquisition of ProfoundBio relates to the reestablishment of the deferred tax liability as a result of the transfer of intangible assets from ProfoundBio US to Genmab A/S during the fourth quarter of 2024.

As of December 31, 2024, Genmab had estimated gross unrecognized tax loss carryforwards in the Netherlands of DKK 0.7 billion to reduce future taxable income. As of December 31, 2023, Genmab had estimated gross unrecognized tax loss carryforwards in the U.S. and in the Netherlands of DKK 2.1 billion and DKK 0.5 billion, respectively. The tax losses in the Netherlands available as of December 31, 2024, can be carried forward indefinitely.

ACCOUNTING POLICIES

CORPORATE TAX

Corporate tax, which consists of current tax and deferred taxes for the year, is recognized in the income statement, except to the extent that the tax is attributable to items which directly relate to shareholders’ equity or other comprehensive income.

Current tax assets and liabilities for current and prior periods are measured at the amounts expected to be recovered from or paid to the tax authorities.

DEFERRED TAX

Deferred tax accounting requires recognition of deferred tax on all temporary differences between the carrying amount of assets and liabilities and the tax base of such assets and liabilities. This includes the tax value of certain tax losses carried forward.

Deferred tax is calculated in accordance with the tax regulations in the local countries and the tax rates expected to be in force at the time the deferred tax is utilized. Changes in deferred tax as a result of changes in tax rates are recognized in the income statement.

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GENMAB 2024 ANNUAL REPORT

Deferred tax assets resulting from temporary differences, including the tax value of losses to be carried forward, are recognized only to the extent that it is probable that future taxable profit will be available against which the differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences that arise when the carrying amount of an asset exceeds its tax basis or the carrying amount of a liability is less than its tax base.

MANAGEMENT’S JUDGeMENTS AND ESTIMATES

DEFERRED TAX

Genmab recognizes deferred tax assets if management assesses that these tax assets can be offset against positive taxable income within the foreseeable future. This judgement is made on an ongoing basis and is based on numerous factors, including actual results, budgets, and business plans for the coming years.

Realization of deferred tax assets is dependent upon a number of factors, including estimated future taxable earnings, the timing and amount of which are highly uncertain. A significant portion of Genmab’s future taxable income will be driven by future events that are highly susceptible to factors outside the control of Genmab including overall commercial growth , specific clinical outcomes, regulatory approvals, advancement of Genmab’s product pipeline and other matters. As such, changes in estimates of future taxable income could impact Genmab’s future taxable income in a positive or negative manner.

As a result of the ProfoundBio integration activities, Genmab, based on current business plans and estimates of future taxable income, recognized a significant portion of previously unrecognized deferred tax assets during 2024.

2.5 – Profit Per Share

(DKK million)	2024	2023	2022

Net profit	7,844	4,352	5,452

(Shares)

Weighted average number of shares outstanding	66,139,029	66,023,437	65,783,130
Weighted average number of treasury shares	(1,952,382)	(713,693)	(395,829)

Weighted average number of shares excl. treasury shares	64,186,647	65,309,744	65,387,301
Adjustments for share-based instruments, dilution	446,293	604,961	622,303

Weighted average number of shares, diluted	64,632,940	65,914,705	66,009,604

Basic net profit per share	122.21	66.64	83.38
Diluted net profit per share	121.36	66.02	82.59

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GENMAB 2024 ANNUAL REPORT

In the calculation of the diluted net profit per share for 2024, 788,967 potential ordinary shares related to share-based instruments have been excluded as they are anti-dilutive, compared to 248,649 and 68,728 for 2023 and 2022, respectively.

ACCOUNTING POLICIES

BASIC NET PROFIT PER SHARE

Basic net profit per share is calculated as the net profit for the period divided by the weighted average number of outstanding ordinary shares, excluding treasury shares.

DILUTED NET PROFIT PER SHARE

Diluted net profit per share is calculated as the net profit for the period divided by the weighted average number of outstanding ordinary shares, excluding treasury shares and adjusted for the dilutive effect of share equivalents.

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GENMAB 2024 ANNUAL REPORT

Section 3 – Operating Assets and Liabilities

This section covers the operating assets and related liabilities that form the basis for Genmab’s activities. Deferred tax assets and liabilities are included in Note 2.4. Assets related to Genmab’s financing activities are shown in section 4.

3.1 – Other Intangible Assets and Goodwill

Intangible Assets

The increase in the gross carrying value of other intangible assets during 2024 was primarily due to the addition of DKK 10,577 million of in-process research and development (IPR&D) and DKK 1,243 million of a technology platform asset from the ProfoundBio acquisition. The technology platform asset is being amortized over its estimated useful life of 15 years. Refer to Note 5.5 for additional details.

(DKK million)	Goodwill	Licenses and Patents	Technology Platform	Acquired IPR&D	Total Intangible Assets

2024
Cost at the beginning of the year	-	901	-	-	901
Additions during the year	2,436	163	1,243	10,577	14,419
Effect of exchange rate adjustment	99	-	44	369	512
Cost at the end of the year	2,535	1,064	1,287	10,946	15,832
Amortization and impairment losses at the beginning of the year	-	800	-	-	800
Amortization for the year	-	25	53	-	78
Impairment losses for the year	-	76	-	-	76
Amortization and impairment losses at the end of the year	-	901	53	-	954
Carrying amount at the end of the year	2,535	163	1,234	10,946	14,878

2023
Cost at the beginning of the year	-	891	-	-	891
Additions during the year	-	10	-	-	10
Cost at the end of the year	-	901	-	-	901
Amortization and impairment losses at the beginning of the year	-	745	-	-	745
Amortization for the year	-	55	-	-	55
Amortization and impairment losses at the end of the year	-	800	-	-	800
Carrying amount at the end of the year	-	101	-	-	101

Impairment losses for the year related to licenses and patents, which were not material, were recorded in Research and development expenses in the Consolidated Statements of Comprehensive Income.

Amortization expense was DKK 78 million, DKK 55 million, and DKK 108 million for 2024, 2023 and 2022, respectively, which was recorded in Research and development expenses in the Consolidated Statements of Comprehensive Income.

Goodwill

The carrying amount of goodwill was DKK 2,535 million as of December 31, 2024, due to the acquisition of ProfoundBio (refer to Note 5.5). No impairment of goodwill was recognized in 2024 as the annual impairment test showed that the estimated recoverable amount exceeded the carrying amount of the single cash-generating unit (CGU) to which all of Genmab’s goodwill was allocated. There was no goodwill balance as of December 31, 2023.

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GENMAB 2024 ANNUAL REPORT

ACCOUNTING POLICIES

Research and Development Projects

Internal and subcontracted research costs are charged in full to research and development expenses in the Consolidated Statements of Comprehensive Income in the period in which they are incurred. Development costs are also expensed until regulatory approval is obtained or is probable. Genmab has no internally generated intangible assets from development, as the criteria for recognition of an intangible asset are not met.

Genmab acquires licenses and rights primarily to gain access to targets and technologies identified by third parties. Payments to third parties under collaboration and license agreements are assessed to determine whether such payments should be expensed as incurred as research and development expenses or capitalized as an intangible asset. Licenses and rights that meet the criteria for capitalization as intangible assets are measured at cost less accumulated amortization and any impairment losses. Milestone payments related to capitalized licenses and rights are accounted for as an increase in the cost to acquire licenses and rights.

For acquired research and development projects, and intellectual property rights, including acquisition in a business combination, the likelihood of obtaining future commercial sales is reflected in the cost of the asset, and thus the probability recognition criteria is always considered to be satisfied. As the cost of acquired research and development projects can often be measured reliably, these projects fulfil the capitalization criteria as intangible assets on acquisition.  Development costs incurred subsequent to acquisition are treated consistently with internal project development costs.

Goodwill

Goodwill represents the excess of purchase price over the fair value of net identifiable assets acquired and liabilities assumed in a business combination accounted for by the acquisition method of accounting. Goodwill is allocated to each of the group’s CGU (or groups of CGUs) expected to benefit from the synergies of the combination. Genmab consists of one single CGU which represents its single operating segment.

RECOGNITION AND MEASUREMENT

Intangible assets are initially measured at cost and are subsequently measured at cost less any accumulated amortization and any impairment loss. Goodwill is not amortized but is subject to impairment testing.

For intellectual property rights acquired for research and development projects, upfront fees and acquisition costs are capitalized as the historical cost. Subsequent milestone payments payable on achievement of a contingent event will be capitalized when the contingent event being achieved is probable. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date.

Amortization

Intangible assets with definite useful lives are amortized based on the straight-line method over their estimated useful lives. This corresponds to the legal duration or the economic useful life depending on which is shorter. The amortization of intellectual property rights, including IPR&D, commences after regulatory approval has been obtained or when assets are put in use.

Impairment

Goodwill and intangible assets not yet available for use (IPR&D) are tested for impairment when indicators of impairment exist. However, they are tested at least annually, irrespective of whether there is any indication that they may be impaired.

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GENMAB 2024 ANNUAL REPORT

If circumstances or changes in Genmab’s operations indicate that the carrying amount of Goodwill, IPR&D or definite-lived intangible assets may not be recoverable, management performs an impairment test of the asset for impairment.

Amortization, impairment losses, and gains or losses on the disposal of other intangible assets related to licenses and rights are recognized in Consolidated Statements of Comprehensive Income as research and development expenses.

MANAGEMENT’S JUDGMENTS AND ESTIMATES

Impairment Assessment of Goodwill and Other Intangible Assets

CGUs to which goodwill has been allocated are tested for impairment at least annually, or more frequently when there is an indication that the unit may be impaired by assessing qualitative factors or performing a quantitative analysis. Goodwill is monitored for impairment at the operating segment level, which is the lowest level CGU to which goodwill is allocated and monitored by Management. Goodwill impairment tests are based on management’s estimate of recoverable amount determined as the greater of the fair value less cost to sell, or its value in use. Value in use is calculated based on a multiple applied on steady earnings from operations before tax generated from the CGU. If the carrying amount of goodwill exceeds the recoverable amount, any impairment is measured as the difference between the recoverable amount and the carrying amount. Any impairment is first allocated to reduce the carrying amount of goodwill and any exceeding amount is allocated pro-rata to Genmab’s other assets in the CGU in the scope of IAS 36 but not less than their recoverable amount. An impairment loss is recognized in the Consolidated Statements of Comprehensive Income when the impairment is identified. Impairments of goodwill are prohibited from future reversals.

As permitted under IAS 36 (Impairment of Assets), use of a short-cut quantitative impairment test may be relied on if conservative assumptions are utilized which would result in an underestimation of the recoverable amount. By applying a multiple of four on the previous twelve consecutive months operating profit before tax the estimated recoverable amount is higher than the carrying amount of the CGU. It is management’s assessment that a multiple of four is a conservative assumption compared to market observations. The operating profit before tax for the previous twelve consecutive months is based on recurring earnings and is considered a conservative measure of earnings for the next four years compared to the budget and forecast prepared by the Group. Thus, management has concluded that there is no impairment on goodwill. As Genmab has a single CGU with a quoted market price of the entire Group (level 1 observable input), a high-level comparison between Genmab’s market capitalization and the recoverable amount was also performed to reaffirm the reasonableness of the short-cut approach to estimate recoverable amount. The carrying amount of the single CGU includes Genmab’s net assets, less cash and marketable securities as returns on such balances are not included in operating profit before tax and therefore are not included in the recoverable amount either.

The basis for the review of IPR&D impairment is also the recoverable amount. If the carrying amount of an intangible asset is greater than the recoverable amount, the intangible asset is written down to the recoverable amount. An impairment loss is recognized in the Consolidated Statements of Comprehensive Income when the impairment is identified. Impairments on intangible assets are reviewed at each reporting date for possible reversal.

Factors considered material that could trigger an impairment test include the following:

• Development of a competing drug

• Realized sales trending below predicted sales

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GENMAB 2024 ANNUAL REPORT

• Inconsistent or unfavorable clinical readouts

• Changes in the legal framework covering patents, rights, and licenses

• Advances in medicine and/or technology that affect the medical treatments

• Adverse impact on reputation and/or brand names

3.2 – Property and Equipment

(DKK million)	Leasehold improvements	Equipment, furniture and fixtures	Assets under construction	Total property and equipment

2024
Cost at January 1	684	908	39	1,631
Additions for the year	5	81	116	202
Acquisitions through business combinations	11	41	-	52
Transfers between the classes	10	38	(48)	-
Disposals for the year	(5)	(86)	(4)	(95)
Exchange rate adjustment	16	9	-	25

Cost at December 31	721	991	103	1,815

Accumulated depreciation and impairment at January 1	(194)	(482)	-	(676)
Depreciation for the year	(75)	(158)	-	(233)
Exchange rate adjustment	(7)	(4)	-	(11)
Accumulated depreciation on disposals	5	78	-	83
Accumulated depreciation and impairment at December 31	(271)	(566)	-	(837)
				.
Carrying amount at December 31	450	425	103	978

	Leasehold improvements	Equipment, furniture and fixtures	Assets under construction	Total property and equipment
(DKK million)
2023
Cost at January 1	412	649	233	1,294
Additions for the year	6	129	222	357
Transfers between the classes	276	134	(410)	-
Disposals for the year	-	-	(6)	(6)
Exchange rate adjustment	(10)	(4)	-	(14)

Cost at December 31	684	908	39	1,631

Accumulated depreciation and impairment at January 1	(132)	(363)	-	(495)
Depreciation for the year	(64)	(121)	-	(185)
Exchange rate adjustment	2	2	-	4
Accumulated depreciation and impairment at December 31	(194)	(482)	-	(676)
				.
Carrying amount at December 31	490	426	39	955

		2024	2023	2022
(DKK million)
Depreciation and impairment included in the income statement as follows:
Research and development expenses		197	140	108
Selling, general and administrative expenses		36	45	38

Total		233	185	146

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GENMAB 2024 ANNUAL REPORT

Capital expenditures in 2024 were primarily related to the expansion Genmab’s facilities in the United States and Japan. Capital expenditures in 2023 were primarily related to the expansion of our facilities in the Netherlands and our new headquarters in Denmark.

ACCOUNTING POLICIES

Property and equipment is comprised of leasehold improvements, assets under construction, and equipment, furniture, and fixtures, which are measured at cost less accumulated depreciation and any impairment losses.

The cost is comprised of the acquisition price and direct costs related to the acquisition until the asset is ready for use. Costs include direct costs and costs to subcontractors.

DEPRECIATION

Depreciation is calculated on a straight-line basis to allocate the cost of the assets, net of any residual value, over the estimated useful lives, which are as follows:

Equipment, furniture, and fixtures	3-5 years
Leasehold improvements	15 years or the lease term, if shorter

Depreciation commences when the asset is available for use, including when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. The useful lives and residual values are reviewed and adjusted if appropriate on a yearly basis. Assets under construction are not depreciated.

IMPAIRMENT

If circumstances or changes in Genmab’s operations indicate that the carrying amount of property and equipment may not be recoverable, management performs an impairment test of the asset.

The basis for the performance of an impairment test is the recoverable amount of the asset, determined as the greater of the fair value less cost to sell or its value in use. Value in use is calculated as the net present value of future cash inflow expected to be generated from the asset.

If the carrying amount of an asset is greater than the recoverable amount, the asset is written down to the recoverable amount. An impairment loss is recognized in the Consolidated Statements of Comprehensive Income when the impairment is identified.

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GENMAB 2024 ANNUAL REPORT

3.3 - Leases

Genmab has entered into lease agreements with respect to office and laboratory space, vehicles, and IT equipment. The expense, lease liability, and right-of-use assets balances related to vehicles and IT equipment are immaterial. The leases are non-cancellable over various periods through 2038.

(DKK million)	2024	2023	2022

Right-of-use assets
Balance at January 1	686	523	354
Additions to right-of-use assets[1]	329	250	243
Depreciation charge for the year	(102)	(87)	(74)

Balance at December 31	913	686	523

Lease liabilities
Current	92	90	74
Non-current	937	680	523

Total at December 31	1,029	770	597

(1) Additions to right-of-use assets also includes modifications to existing leases and adjustments to the provisions for contractual restoration obligations related to leases of Genmab offices.

Cash outflow for lease payments	96	115	88

Variable lease payments, short-term lease expense, lease interest expense, low-value assets, and sublease income are immaterial.

Future minimum payments under leases are as follows:

(DKK million)	2024	2023	2022

Payment due
Less than 1 year	127	106	89
1 to 3 years	284	199	167
More than 3 years but less than 5 years	281	183	136
More than 5 years	553	412	271

Total at December 31	1,245	900	663

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GENMAB 2024 ANNUAL REPORT

ACCOUNTING POLICIES

All leases are recognized in the Consolidated Balance Sheets as a right-of-use (ROU) asset with a corresponding lease liability, except for short-term leases in which the term is 12 months or less, or low-value leases.

ROU assets represent Genmab’s right to use an underlying asset for the lease term and lease liabilities represent Genmab’s obligation to make lease payments arising from the lease. The ROU asset is depreciated over the shorter of the asset’s useful life or the lease term on a straight-line basis. In the Consolidated Statements of Comprehensive Income, depreciation of the ROU asset is recognized over the lease term in operating expenses and interest expenses related to the lease liability are classified in financial items.

Genmab determines if an arrangement is a lease at inception. Genmab leases various properties, vehicles, and IT equipment. Rental contracts are typically made for fixed periods. Lease terms are negotiated on an individual basis and contain a wide range of terms and conditions.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, less any lease incentives receivable. As Genmab’s leases generally do not provide an implicit interest rate, Genmab uses an incremental borrowing rate based on the information available at the commencement date of the lease in determining the present value of lease payments. Lease terms utilized by Genmab may include options to extend or terminate the lease when it is reasonably certain that Genmab will exercise that option. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended.

ROU assets are measured at cost and include the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the Consolidated Statements of Comprehensive Income.

3.4 - Other Investments

(DKK million)	2024	2023

Publicly traded equity securities	38	47
Fund investments	176	87
Privately held equity securities	14	-

Total at December 31	228	134

Other investments includes strategic investments in publicly traded common stock of companies, including common stock of companies with whom Genmab has entered into collaboration arrangements, investments in certain investment funds, as well as investments in shares of privately held companies.

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GENMAB 2024 ANNUAL REPORT

ACCOUNTING POLICIES

Other investments are measured on initial recognition at fair value, and subsequently at fair value. Changes in fair value are recognized in the Consolidated Statements of Comprehensive Income within financial income or expense.

Other investments primarily consist of investments in certain strategic investment funds. Genmab’s share of the fair value of these fund investments is determined based on the valuation of the underlying investments included in the fund. Investments in publicly traded equity securities included in these strategic investment funds are valued based at the most recent sale price or official closing price reported on the exchange or over-the-counter market on which they trade, while investments in non-publicly traded equity securities are based on other factors, including but not limited to, type of the security, the size of the holding, the initial cost of the security, the price and extent of public trading in similar securities of the comparable companies, an analysis of the company's or issuer's financial statements and with respect to debt securities, the maturity and creditworthiness. As such, these fund investments have been characterized as Level 3 investments as fair values are based on significant unobservable inputs.

3.5 – Inventories

(DKK million)	2024	2023

Raw materials	4	14
Work in progress	-	-
Finished goods	79	59
Total inventories (gross) at December 31	83	73

Allowances at year end	(21)	(16)

Total inventories (net) at December 31	62	57

In 2024 and 2023, allowances related to write downs of excess and obsolete inventories were immaterial and recognized as expense within cost of product sales in the Consolidated Statements of Comprehensive Income.

Inventory write down in 2023 pertaining to pre-launch inventories of EPKINLY was also immaterial. The write down was recorded as research and development expense in Genmab’s Consolidated Statements of Comprehensive Income and was subsequently reversed upon receiving U.S. FDA approval during the second quarter of 2023.

ACCOUNTING POLICIES

Inventories are measured at the lower of cost and net realizable value with costs determined on a first-in, first-out basis. Costs comprise direct and indirect costs relating to the manufacture of inventory mainly from third-party providers of manufacturing as well as costs related to internal resources and distribution and logistics. Genmab assesses the recoverability of capitalized inventories during each reporting period and will write down excess or obsolete inventories to their net realizable value in the period in which the impairment is identified. Write downs of inventory are included within Cost of product sales in the Consolidated Statements of Comprehensive Income.

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Included in inventories are materials with the intended purpose of being made available for sale. If the materials are later used in the production of clinical products, the materials are charged to research and development expense when shipped to the clinical packaging site. Materials ordered exclusively to be used in Genmab’s research and development process (e.g., early research/clinical trials) are immediately expensed to research and development based on the relevant shipping terms (FOB destination/shipping point).

Inventory manufactured prior to regulatory approval of a product (prelaunch inventory) is written down to its net realizable value (that is the probable amount expected to be realized from its sale or use at the time of production). The amount of this write down is recognized in the Consolidated Statements of Comprehensive Income as research and development expenses. Once there is a high probability of regulatory approval being obtained for the product, inventory costs begin to be capitalized. Additionally, the write-down is reversed, up to no more than the original cost. The reversal of the write-down is recognized as a reduction to research and development expenses in the Consolidated Statements of Comprehensive Income.

3.6 – Receivables

(DKK million)	2024	2023

Receivables related to collaboration agreements	5,434	4,148
Prepayments	256	241
Trade receivables related to product sales	466	184
Interest receivables	133	150
Other receivables	353	286
Total at December 31	6,642	5,009

Non-current receivables	52	62
Current receivables	6,590	4,947

Total at December 31	6,642	5,009

During 2024 and 2023, there were no losses related to receivables and the credit risk on receivables is considered to be limited. The provision for expected credit losses was zero given that there have been no credit losses over the last three years and the limited credit risk due to high-quality nature with high credit ratings (top tier life science companies and major distributors) of Genmab’s customers are not likely to result in future default risk.

The receivables are mainly comprised of royalties, trade receivables, milestones and amounts due under collaboration agreements and are non-interest bearing receivables which are due less than one year from the balance sheet date.

Refer to Note 4.2 for additional information about interest receivables and related credit risk.

ACCOUNTING POLICIES

Initially, trade receivables are designated as financial assets measured at transaction price and other receivables are measured at fair value. Subsequently receivables are measured in the balance sheet at amortized cost, which generally corresponds to nominal value less expected credit losses.

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GENMAB 2024 ANNUAL REPORT

Accounts receivable arising from product sales consists of amounts due from customers, net of customer allowances for chargebacks, cash and other discounts and estimated credit losses. Genmab’s contracts with customers have initial payment terms that range from 30 to 180 days.

Genmab utilizes a simplified approach to measuring expected credit losses and uses a lifetime expected loss allowance for all receivables. To measure the expected credit losses, receivables have been grouped based on credit risk characteristics and the days past due.

Prepayments include expenditures related to a future financial period. Prepayments are measured at nominal value.

3.7 – Contract Liabilities

Genmab has recognized the following liabilities related to the AbbVie collaboration agreement.

(DKK million)	2024	2023

Contract liabilities at January 1	513	513
Payment received	-	-
Revenue recognized during the year	(9)	-

Total at December 31	504	513

Non-current contract liabilities	480	480
Current contract liabilities	24	33

Total at December 31	504	513

Contract liabilities were recognized in connection with the AbbVie collaboration agreement. An upfront payment of USD 750 million (DKK 4,911 million) was received in July 2020 of which DKK 4,398 million was recognized as license revenue during 2020.

The revenue deferred at the initiation of the AbbVie agreement in June 2020 related to four product concepts to be identified and subject to a research agreement to be negotiated between Genmab and AbbVie.

During the first quarter of 2022, Genmab and AbbVie entered into the aforementioned research agreement that governs the research and development activities in regard to the product concepts.

As part of the continued evaluation of contract liabilities related to the AbbVie collaboration agreement, Genmab’s classification of contract liabilities reflects the current estimate of co-development activities as of December 31, 2024. Contract liabilities have been recognized as reimbursement revenue during the second half of 2024.

Refer to Note 5.6 for additional information related to the AbbVie collaboration.

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3.8 – Other Payables

(DKK million)	2024	2023

Liabilities related to collaboration agreements	275	145
Staff cost liabilities	720	637
Accounts payable	644	330
Other liabilities	1,873	1,230

Total at December 31	3,512	2,342

Non-current other payables	30	35
Current other payables	3,482	2,307

Total at December 31	3,512	2,342

ACCOUNTING POLICIES

Other payables, excluding provisions, are initially measured at fair value and subsequently measured in the balance sheet at amortized cost.

The current other payables are comprised of liabilities that are due less than one year from the balance sheet date and are in general not interest bearing and settled on an ongoing basis during the next financial year.

Non-current payables are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the liability due to passage of time is recognized as interest expense.

ACCOUNTS PAYABLE

Accounts payable are measured in the Consolidated Balance Sheets at amortized cost.

OTHER LIABILITIES

Other liabilities primarily include accrued expenses related to our research and development project costs and are measured in the Consolidated Balance Sheets at amortized cost.

Refer to Note 2.3 for accounting policies related to staff costs.

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Section 4 – Capital Structure, Financial Risk and Related Items

This section includes disclosures related to how Genmab manages its capital structure, cash position and related risks and items. Genmab is primarily financed through partnership collaborations.

4.1 – Capital Management

Genmab’s goal is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and to have adequate liquidity to support the continuous advancement of Genmab’s product pipeline and business in general. To achieve this goal Genmab invests in different liquidity tiers. To meet operational goals, Genmab invests in cash and cash equivalents (marketable securities). To ensure sufficient reserves, Genmab invests in short-term securities with an average duration of about six months, which serves as back-up liquidity for the operating tier. For strategic purposes, Genmab has short term investments to support the Company’s growth over the longer term. Most of Genmab’s cash and marketable securities are in USD due to having a larger USD expenditure base than DKK, which provides better matching of investment balances with actual expenditures. Genmab is primarily financed through revenues under various collaboration agreements and had, as of December 31, 2024, cash, and cash equivalents of DKK 9,858 million and marketable securities of DKK 11,243 million compared to DKK 14,867 million and DKK 13,268 million, respectively, as of December 31, 2023. Genmab’s cash and cash equivalents and marketable securities support the advancement of our product pipeline and operations.

The adequacy of our available funds will depend on many factors, including the level of DARZALEX and other royalty streams, progress in our research and development programs, the magnitude of those programs, our commitments to existing and new clinical collaborators, our ability to establish commercial and licensing arrangements, our capital expenditures, market developments, and any future acquisitions. Accordingly, Genmab may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative agreements with partners, or from other sources.

During the fourth quarter of 2024, Genmab entered into an unsecured three-year revolving credit facility (“Credit Facility”) of up to USD 300 million with a syndicate of lenders. Genmab intends to use the Credit Facility to finance working capital needs, and for general corporate purposes, of Genmab A/S and its subsidiaries. The Credit Facility includes options to increase the size of the facility up to USD 500 million as well as the ability to extend for an additional two years. The Credit Facility contains certain customary financial covenants. As of December 31, 2024, there were no outstanding amounts due on, nor any usage of, the Credit Facility and Genmab was in compliance with all financial covenants.

The Board monitors the share and capital structure to ensure that Genmab’s capital resources support its strategic goals.

Neither Genmab A/S nor any of its subsidiaries are subject to externally imposed capital requirements.

4.2 – Financial Risk

The financial risks of Genmab are managed centrally.

The overall risk management guidelines have been approved by the Board of Directors and include the Group’s investment policy related to our marketable securities. The Group’s risk management guidelines are

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established to identify and analyze the risks faced by the Genmab Group, to set the appropriate risk limits and controls and to monitor the risks and adherence to limits. It is Genmab’s policy not to actively speculate in financial risks. The Group’s financial risk management is directed solely towards monitoring and reducing financial risks which are directly related to Genmab’s operations.

The primary objective of Genmab’s investment activities is to preserve capital and ensure liquidity with a secondary objective of maximizing the return derived from security investments without significantly increasing risk. Therefore, our investment policy includes among other items, guidelines and ranges for which investments (which are primarily shorter-term in nature) are considered to be eligible investments for Genmab and which investment parameters are to be applied, including maturity limitations and credit ratings. In addition, the policy includes specific diversification criteria and investment limits to minimize the risk of loss resulting from over-concentration of assets in a specific class, issuer, currency, country, or economic sector.

Genmab’s marketable securities are administered by external investment managers. The investment guidelines and managers are reviewed regularly to reflect changes in market conditions, Genmab’s activities and financial position. Genmab’s investment policy allows investments in debt rated BBB- or greater by S&P or Fitch and in debt rated Baa3 or greater by Moody’s. The policy also includes additional allowable investment types such as corporate debt, commercial paper, certificates of deposit, and certain types of AAA rated asset-backed securities.

In addition to the capital management and financing risk mentioned in Note 4.1, Genmab has identified the following key financial risk areas, which are mainly related to our marketable securities portfolio:

• credit risk;
• foreign currency risk; and
• interest rate risk

All of Genmab’s marketable securities are traded in established markets. Given the current market conditions, all future cash inflows, including re-investments of proceeds from the disposal of marketable securities, are invested in highly liquid, investment grade securities. Refer to Note 4.4 for additional information regarding marketable securities.

CREDIT RISK

Genmab is exposed to credit risk and losses on marketable securities, bank deposits and receivables. The maximum credit exposure related to Genmab’s cash and cash equivalents and marketable securities was DKK 21,101 million as of December 31, 2024, compared to DKK 28,135 million as of December 31, 2023. The maximum credit exposure to Genmab’s receivables was DKK 6,642 million as of December 31, 2024 compared to DKK 5,009 million as of December 31, 2023.

Marketable Securities

To manage and reduce credit risks on our securities, Genmab’s policy is to ensure only securities from investment grade issuers are eligible for our portfolios. No issuer of marketable securities can be accepted if the issuer, at the time of purchase, does not have the credit quality equal to or better than the rating shown in the table below from at least one of the rating agencies. If an issuer is rated by more than one of the rating agencies listed below, the credit assessment is made against the lowest rating available for the issuer.

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Category	S&P	Moody’s	Fitch
Short-term	A-2	P-2	F-2
Long-term	BBB-	Baa3	BBB-

Genmab’s current portfolio is spread over a number of different securities with a focus on liquidity and security. As of December 31, 2024, 71% of Genmab’s marketable securities were long-term A rated or higher, or short-term A-1 / P-1 rated by S&P, Moody’s or Fitch compared to 72% as of December 31, 2023. The total value of marketable securities amounted to DKK 11,243 million at the end of 2024 compared to DKK 13,268 million at the end of 2023.

Cash and Cash Equivalents

To reduce the credit risk on our bank deposits, Genmab’s policy is only to invest its cash deposits with highly rated financial institutions. Currently, these financial institutions have a short-term Fitch and S&P rating of at least F-1 and A-1, respectively. In addition, Genmab maintains bank deposits at a level necessary to support the short-term funding requirements of Genmab. The total value of bank deposits including AAA rated money market funds and short-term marketable securities classified as cash equivalents amounted to DKK 9,858 million as of December 31, 2024 compared to DKK 14,867 million at the end of 2023. The decrease was primarily the result of cash used to acquire ProfoundBio in the second half of 2024.

Receivables

The credit risk related to our receivables is not significant based on the high-quality nature of Genmab’s collaboration partners. As disclosed in Note 2.2, J&J, Novartis, Roche, AbbVie and BioNTech are Genmab’s primary partners in which receivables are established for royalties, milestone revenue and reimbursement revenue. These are long-standing relationships and Genmab does not have a history of writing off receivables from collaboration partners.

FOREIGN CURRENCY RISK

Genmab’s presentation currency is the DKK; however, Genmab’s revenues and expenses are in a number of different currencies. Consequently, there is a substantial risk of exchange rate fluctuations having an impact on Genmab’s cash flows, profit (loss) and/or financial position in DKK.

The majority of Genmab’s revenue is generated in USD. Exchange rate changes to the USD will result in changes to the translated value of future net profit before tax and cash flows. Genmab’s revenue in USD was 79% of total revenue in 2024 as compared to 86% in 2023 and 89% in 2022.

Under our license agreement with J&J for DARZALEX, for purposes of calculating royalties due to Genmab, DARZALEX net sales for non-U.S. dollar denominated currencies are translated to U.S. dollars at a specified annual Currency Hedge Rate. Movements in foreign exchanges against the annual Currency Hedge Rate will result in changes to royalties due to Genmab impacting net profit before tax and cash flows.

There is also exposure that exchange rate fluctuations may impact equity as part of the currency translation adjustments required to convert the investments in foreign subsidiaries from their respective functional currencies to the presentation currency during consolidation, however any such fluctuations would be immaterial. The foreign subsidiaries are not significantly affected by currency risks as both revenues and expenses are primarily settled in the foreign subsidiaries’ functional currencies.

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Foreign currency risk is primarily concentrated at the Genmab A/S level as transactions with subsidiaries are primarily in the functional currency of the subsidiary. To manage and reduce this foreign currency risk, Genmab maintains a large portion of its investment portfolio in marketable securities in USD (approximately 76%) as well as a portion of our investment portfolio in DKK, EUR, and GBP denominated securities as a natural partial hedge of Genmab A/S’ liability exposures in these currencies.

Assets and Liabilities in Foreign Currency

Genmab’s marketable securities denominated in USD, DKK, EUR, and GBP as a percentage of total marketable securities were as follows:

Percent	2024	2023

USD	76%	81%
DKK	15%	12%
EUR	8%	6%
GBP	1%	1%
Total at December 31	100%	100%

Genmab’s USD currency exposure is mainly related to cash and cash equivalents, marketable securities, and receivables related to our collaborations with J&J, AbbVie, and Roche. Significant changes in the exchange rate of USD to DKK could cause net profit before tax to change materially as gains and losses are recognized in the Consolidated Statements of Comprehensive Income. Based on the amount of assets and liabilities denominated in USD as of December 31, 2024 and 2023, a 10% increase/decrease in the USD to DKK exchange rate is estimated to impact Genmab’s net profit before tax by approximately DKK 1.9 billion and DKK 2.7 billion, respectively. The analysis assumes that all other variables, in particular interest rates, remain constant. The movements in the income statement and equity arise from monetary items (cash and cash equivalents, marketable securities, receivables, and liabilities) where the functional currency of the entity differs from the currency that the monetary items are denominated in.

Genmab’s EUR exposure is mainly related to our marketable securities, receivables under our collaboration with BioNTech, and other costs denominated in EUR. Since the introduction of the EUR in 1999, Denmark has committed to maintaining a central rate of 7.46 DKK to the EUR. This rate may fluctuate within a +/- 2.25% band. Should Denmark’s policy toward the EUR change, the DKK values of our EUR denominated assets and costs could be materially different compared to what is calculated and reported under the existing Danish policy toward the DKK/EUR. As of December 31, 2024 and 2023, Genmab’s EUR exposure is not material.

Genmab’s GBP currency exposure is mainly related to contracts and marketable securities denominated in GBP. As of December 31, 2024 and 2023, Genmab’s GBP exposure is not material.

INTEREST RATE RISK

Genmab’s exposure to interest rate risk is primarily related to marketable securities, as Genmab currently does not have significant interest-bearing debts.

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Marketable Securities

The securities in which the Group has invested bear interest rate risk, as a change in market-derived interest rates may cause fluctuations in the fair value of the investments. In accordance with the objective of the investment activities, the portfolio of securities is monitored on a total return basis.

To control and minimize the interest rate risk, Genmab maintains an investment portfolio in a variety of securities with a relatively short effective duration with both fixed and variable interest rates.

A sensitivity analysis was performed on Genmab’s marketable securities, and based on exposures in 2023 and 2024, a hypothetical +/- 1% interest rate change would not have resulted in a material change in the fair values of these financial instruments. Due to the short-term nature of the current investments and to the extent that Genmab is able to hold the investments to maturity, the current exposure to changes in fair value due to interest rate changes is considered to be insignificant compared to the fair value of the portfolio.

(DKK million)	2024	2023

Year of Maturity
2024	-	6,742
2025	5,000	3,717
2026	3,209	2,175
2027	2,314	232
2028	329	143
2029+	391	259
Total at December 31	11,243	13,268

4.3 —Financial Assets and Liabilities

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

		December 31,
(DKK million)	Note	2024	2023
Financial assets measured at fair value through profit or loss
Marketable securities	4.4	11,243	13,268
Other investments	3.4	228	134
Financial assets measured at amortized cost
Receivables excluding prepayments	3.6	6,386	4,768
Cash and cash equivalents		9,858	14,867
Financial liabilities measured at amortized cost
Lease liabilities	3.3	(1,029)	(770)
Other payables excluding provisions	3.8	(3,482)	(2,316)

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FAIR VALUE MEASUREMENT

		December 31,
		2024				2023
(DKK million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets Measured at Fair Value
Marketable securities	4.4	11,243	-	-	11,243	13,268	-	-	13,268
Other investments	3.4	38	14	176	228	47	-	87	134

Marketable Securities

Substantially all fair market values are determined by reference to external sources using unadjusted quoted prices in established markets for our marketable securities (Level 1).

Other Investments

Other investments primarily consist of investments in certain strategic investment funds. Genmab’s share of the fair value of these fund investments is determined based on the valuation of the underlying investments included in the fund. Investments in publicly traded equity securities included in these strategic investment funds are valued based at the most recent sale price or official closing price reported on the exchange or over-the-counter market on which they trade, while investments in non-publicly traded equity securities are based on other factors, including but not limited to, type of the security, the size of the holding, the initial cost of the security, the price and extent of public trading in similar securities of the comparable companies, an analysis of the company's or issuer's financial statements and with respect to debt securities, the maturity and creditworthiness. As such, these fund investments have been characterized as Level 3 investments as fair values are not entirely based on observable market data.

There were no transfers into or out of Level 3 during 2024 or 2023. Acquisitions (capital calls), fair value changes and foreign currency changes on Level 3 investments in 2024 and 2023 were as follows:

(DKK million)	Other Investments
Fair value at December 31, 2022	66
Acquisitions	30
Fair value changes	(9)
Fair value at December 31, 2023	87
Acquisitions	42
Fair value changes	43
Foreign currency changes	4
Fair value at December 31, 2024	176

ACCOUNTING POLICIES

CLASSIFICATION OF CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

Genmab classifies its financial assets held into the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and
●	those to be measured at amortized cost.

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The classification depends on the business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income.

Genmab reclassifies debt investments only when its business model for managing those assets changes.

Further details about the accounting policy for each of the categories are outlined in the respective notes.

FAIR VALUE MEASUREMENT

Genmab measures financial instruments, such as marketable securities, at fair value at each balance sheet date. Management assessed that the fair value of financial assets and liabilities measured at amortized cost such as bank deposits, receivables and other payables approximate their carrying amounts largely due to the short-term maturities of these instruments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	In the principal market for the asset or liability, or
●	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by Genmab.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Genmab uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

For financial instruments that are measured in the balance sheet at fair value, IFRS 13 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

• Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities
• Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
• Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, Genmab determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Any transfers between the different levels are carried out at the end of the reporting period.

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4.4 – Marketable Securities

	Market value	Share	Market value	Share
(DKK million)	2024	%	2023	%

USD portfolio
Corporate bonds	5,082	45%	6,039	46%
US government bonds and treasury bills	2,533	22%	3,247	24%
Commercial paper	191	2%	451	3%
Other	816	7%	1,003	8%
Total USD portfolio	8,622	76%	10,740	81%

DKK portfolio
Kingdom of Denmark bonds and treasury bills	429	4%	419	3%
Danish mortgage-backed securities	1,217	11%	1,170	9%
Total DKK portfolio	1,646	15%	1,589	12%

EUR portfolio
European government bonds and treasury bills	886	8%	858	6%

GBP portfolio
UK government bonds and treasury bills	89	1%	81	1%

Total portfolio at December 31	11,243	100%	13,268	100%

Marketable securities at December 31	11,243		13,268

Refer to Note 4.2 for additional information regarding the risks related to our marketable securities.

ACCOUNTING POLICIES

Marketable securities are debt instruments that consist of investments in securities with a maturity of 90 days or greater at the time of acquisition. Measurement of marketable securities depends on the business model for managing the asset and the cash flow characteristics of the asset. Genmab assesses its debt instruments to determine classification based on the following measurement categories:

●	Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other financial income or expenses, together with foreign exchange gains and losses. Impairment losses, when material, are presented as a separate line item in the Consolidated Statements of Comprehensive Income.
●	Fair value through other comprehensive income (FVOCI): Assets that are held to achieve an objective by both collecting contractual cash flows as well as selling financial assets and where those cash flows represent solely payments of principal and interest, are measured at FVOCI. Changes in fair value on a debt investment that is subsequently measured at FVOCI are recognized in other comprehensive income. Impairment gains and losses, interest income and foreign exchange gains and losses are recognized in the Consolidated Statements of Comprehensive Income and presented within financial income or expenses in the period in which they arise.

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●	Fair value through profit and loss (FVPL): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in the Consolidated Statements of Comprehensive Income and presented net within financial income or expenses in the period in which it arises.

Genmab’s portfolio is managed and evaluated on a fair value basis in accordance with its stated investment guidelines and the information provided internally to management. This business model does not meet the criteria for amortized cost or FVOCI and as a result marketable securities are measured at FVPL. This classification is consistent with the prior year’s classification.

Genmab invests its cash in deposits with major financial institutions, in AAA rated money market funds, Danish mortgage bonds, investment grade rated corporate debt, commercial paper, certificates of deposit, certain types of AAA rated asset backed securities, U.S. Agency bonds, and notes issued by the Danish, European and U.S. governments. The securities can be purchased and sold using established markets.

Transactions are recognized at the trade date.

4.5 – Financial Income and Expenses

(DKK million)	2024	2023	2022

Financial income:
Interest and other financial income	995	982	324
Gain on marketable securities	364	495	92
Gain on other investments	146	72	58
Foreign exchange rate gain	2,933	391	2,715

Total financial income	4,438	1,940	3,189

Financial expenses:
Interest and other financial expenses	(120)	(70)	(39)
Loss on marketable securities	(147)	(176)	(453)
Loss on other investments	(116)	(98)	(355)
Foreign exchange rate loss	(1,594)	(1,280)	(1,664)

Total financial expenses	(1,977)	(1,624)	(2,511)

Net financial items	2,461	316	678

Interest Income

Interest income was DKK 995 million in 2024 compared to DKK 982 million in 2023 and DKK 324 million in 2022. The increase of DKK 13 million, or 1% from 2023 to 2024, was primarily driven by the higher cash and cash equivalents and marketable securities in the first half of 2024 compared to 2023, almost entirely offset by lower cash and cash equivalents and marketable securities in the second half of 2024 compared to 2023 as a result of liquidating marketable securities and using cash to purchase ProfoundBio. The increase of 658 million, or 203% from 2022 to 2023 was primarily driven by higher effective interest rates in the U.S., Europe, and Denmark.

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FOREIGN EXCHANGE RATE GAINS AND LOSSES

Foreign exchange rate gains, net of DKK 1,339 million in 2024 compared to foreign exchange rate loss, net of DKK 889 million in 2023 was primarily driven by foreign exchange movements impacting Genmab’s USD denominated marketable securities and cash and cash equivalents. Foreign exchange rate loss, net of DKK 889 million in 2023 compared to foreign exchange rate gain, net of DKK 1,051 million in 2022 was primarily driven by foreign exchange movements impacting Genmab’s USD denominated marketable securities and cash and cash equivalents; in particular, the USD/DKK foreign exchange rates were as follows for each period:

	December 31,	December 31,	December 31,
	2024	2023	2022
USD/DKK Foreign Exchange Rates	7.1429	6.7447	6.9722
% Increase/(Decrease)	6%	(3)%	6%

Refer to Note 4.2 for additional information on foreign currency risk.

marketable securities gains and losses

Gain on marketable securities, net was DKK 217 million in 2024 compared to gain on marketable securities, net of DKK 319 million in 2023 and loss on marketable securities, net of DKK 361 million in 2022. The decrease in gain of DKK 102 million, or 32% from 2023 to 2024 was primarily driven by the decrease in marketable securities in the first half of 2024 to fund the acquisition of ProfoundBio and share repurchase as well as changing interest rate outlooks for the U.S., primarily in the fourth quarter of 2024. The increase in gain of DKK 680 million, or 188% from 2022 to 2023, was primarily driven by interest rate outlooks for the U.S. and Europe.

OTHER INVESTMENTS

Gains on other investments, net were DKK 30 million in 2024, losses on other investments, net were DKK 26 million in 2023 and DKK 297 million in 2022. The net gains and losses in 2024 and 2023 were primarily driven by changes in fair value of Genmab’s investments in certain strategic investment funds. The losses in 2022 were primarily driven by the change in fair value of Genmab’s investment in common shares of CureVac.

ACCOUNTING POLICIES

Financial income and expenses include interest as well as foreign exchange rate adjustments and gains and losses on marketable securities (designated as FVPL) and realized gains and losses and write-downs of other securities and equity interests.

Interest income is shown separately from gains and losses on marketable securities and other securities and equity interests.

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4.6 – Share-Based Instruments

Restricted Stock Unit Program

Genmab A/S has established an RSU program (equity-settled share-based payment transactions) as an incentive for Genmab’s employees, members of the Executive Management, and members of the Board of Directors. RSUs granted to Executive Management are performance-based (PSUs).

RSUs are granted by the Board of Directors. RSU grants to members of the Board of Directors and members of the registered Executive Management are subject to the Remuneration Policy adopted at the Annual General Meeting.

See the table below for a summary of key terms of Genmab’s RSU programs:

RSUs Granted in Periods
Key Terms	December 2019 - February 2021	From February 2021
Grants	RSUs are granted at no cost to employees. Number of shares granted is determined based on closing share price on the grant date.
Vesting (Settlement)

Cliff vesting – RSUs become fully vested on the first banking day of the month following a period of three years from the grant date. The three year cliff vesting also applies to PSUs, while also subject to the degree of fulfilment of the applicable performance criteria.

After RSUs vest, the holder receives one share in Genmab A/S for each RSU granted. In jurisdictions in which Genmab as an employer is required to withhold tax and settle with the tax authority on behalf of the employee, Genmab withholds the number of RSUs that are equal to the monetary value of the employee’s tax obligation from the total number of RSUs that otherwise would have been issued to the employee upon vesting (“net settlement”). Genmab A/S may at its sole discretion in extraordinary circumstances choose to make a cash settlement instead of delivering shares.

Leaver

Leavers – Forfeit all unvested RSUs except when due to retirement, death, serious sickness, or serious injury, in which case granted but not yet vested RSUs shall remain outstanding and will be settled in accordance with their terms.

Notwithstanding the above, the December 2020 RSU grant to members of the Board was made subject to pro-rata vesting upon termination of board services.

Employees and Executive Management – RSUs remain outstanding and vest accordingly when the employment relationship is terminated by Genmab without cause.

Good-Leavers[1]- May maintain a pro-rata portion of unvested RSUs. Bad-Leavers[2] – Forfeit all unvested RSUs. Death – Forfeit all unvested RSUs. Voluntary leavers forfeit unvested RSUs.

1 – “Good-Leaver” – Dismissal without cause or termination of employment due to Genmab’s material breach of the RSU or Warrant holder’s employment terms, or if the participant is a member of the Board, if the membership of the Board ceases for any other reason than as a result of the participant’s death.

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2 - “Bad-leaver” - Dismissed for cause or during the employment probationary period.

The RSU program contains anti-dilution provisions if changes occur in Genmab’s share capital prior to the vesting date and provisions to accelerate vesting of RSUs in the event of change of control as defined in the RSU program.

RSU Activity in 2024, 2023 and 2022

	Number of RSUs held by the Board of Directors	Number of RSUs held by the Executive Management	Number of RSUs held by employees	Number of RSUs held by former members of the Executive Management, Board of Directors and employees	Total RSUs	Weighted Average Fair Value - RSUs Granted - DKK	Total Fair Value of RSUs Granted - DKK million
Outstanding at January 1, 2022	10,965	89,043	293,031	12,952	405,991
Granted*	4,295	40,453	221,000	6,383	272,131	2,250.18	612
Settled	(3,420)	(17,165)	(67,945)	(12,847)	(101,377)
Transferred	(2,368)	-	(13,749)	16,117	-
Forfeited	(653)	-	(9,195)	(18,759)	(28,607)

Outstanding at December 31, 2022	8,819	112,331	423,142	3,846	548,138

Outstanding at January 1, 2023	8,819	112,331	423,142	3,846	548,138
Granted*	3,361	75,854	208,353	11,643	299,211	2,619.35	784
Settled	(1,880)	(35,773)	(54,871)	(9,805)	(102,329)
Transferred	-	12,918	(55,103)	42,185	-
Forfeited	-	(4,357)	(35)	(37,984)	(42,376)

Outstanding at December 31, 2023	10,300	160,973	521,486	9,885	702,644

Outstanding at January 1, 2024	10,300	160,973	521,486	9,885	702,644
Granted*	7,097	121,063	344,068	14,484	486,712	1,977.87	963
Settled	(3,367)	(35,320)	(112,663)	(12,465)	(163,815)
Transferred	-	(19,924)	(37,348)	57,272	-
Forfeited	-	(11,667)	(71)	(38,178)	(49,916)

Outstanding at December 31, 2024	14,030	215,125	715,472	30,998	975,625

*RSUs held by the Board of Directors include RSUs granted to employee-elected Board Members as employees of Genmab A/S or its subsidiaries.

Refer to Note 5.1 for additional information regarding compensation of the Executive Management and the Board of Directors.

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Warrant Program

Genmab A/S has established a warrant program (equity-settled share-based payment transactions) as an incentive for all the Genmab Group’s employees.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by Genmab A/S’ shareholders.

Following Genmab’s Annual General Meeting on March 29, 2023, members of the registered Executive Management and members of the Board may only be granted RSUs.

See the table below for a summary of key terms of Genmab’s warrant programs:

Warrants Granted in Periods
Key Terms	April 2012 - March 2017	March 2017 - February 2021	From February 2021
Grants	Warrants are granted at no cost to employees. Granted at an exercise price equal to the closing share price on the grant date.
Vesting (Exercisable)	Annually over 4-year period (25% per year)	Cliff vesting over 3-year period (100% after 3 years)
Leaver

Leavers - Forfeit all unvested warrants; however, will be able to exercise pro-rata portion of warrants on a regular schedule in instances where the employment relationship is terminated by Genmab without cause.

Good-Leavers - Maintain a pro-rata portion of unvested warrants. Bad-Leavers - Forfeit all unvested warrants. Death - Forfeit all unvested warrants. Voluntary leavers forfeit all unvested warrants.
Lapse	7th anniversary of grant date

The warrant program contains anti-dilution provisions if changes occur in Genmab’s share capital prior to the warrants being exercised and provisions to accelerate vesting of warrants in the event of change of control or certain other extraordinary transactions as defined in the warrant program.

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Warrant Activity in 2024, 2023 and 2022

	Number of warrants held by the Board of Directors	Number of warrants held by the Executive Management	Number of warrants held by employees	Number of warrants held by former members of the Executive Management, Board of Directors and employees	Total warrants	Weighted average exercise price - DKK	Weighted average share price at exercise date - DKK	Outstanding Warrants - % of Share Capital

Outstanding at January 1, 2022	10,658	159,634	739,000	59,159	968,451	1,501.49
Granted*	1,541	-	250,005	7,412	258,958	2,244.22
Exercised	(1,558)	(29,836)	(176,948)	(34,775)	(243,117)	1,154.95	2,815.33
Expired	-	-	-	-	-	-
Forfeited	-	-	(13,670)	(32,654)	(46,324)	2,029.00
Transfers	(8,721)	-	(25,373)	34,094	-	-

Outstanding at December 31, 2022	1,920	129,798	773,014	33,236	937,968	1,770.31		1%

Exercisable at year end	617	118,571	282,296	32,695	434,179	1,265.68
Exercisable warrants in the money at year end	617	118,571	282,296	32,695	434,179	1,265.68

Outstanding at January 1, 2023	1,920	129,798	773,014	33,236	937,968	1,770.31
Granted*	403	-	198,001	10,973	209,377	2,632.02
Exercised	-	(11,900)	(74,672)	(26,390)	(112,962)	1,341.40	2,657.76
Expired	-	-	(1,200)	(117)	(1,317)	1,225.18
Forfeited	-	-	(32)	(43,143)	(43,175)	2,274.50
Transfers	-	21,295	(103,396)	82,101	-	-

Outstanding at December 31, 2023	2,323	139,193	791,715	56,660	989,891	1,980.25		1%

Exercisable at year end	875	123,345	246,635	45,686	416,541	1,416.25
Exercisable warrants in the money at year end	617	123,345	192,945	43,632	360,539	1,272.37

Outstanding at January 1, 2024	2,323	139,193	791,715	56,660	989,891	1,980.25
Granted*	694	-	354,255	14,898	369,847	1,974.71
Exercised	-	(63,811)	(31,721)	(17,119)	(112,651)	1,143.29	1,877.19
Expired	-	-	(155)	(132)	(287)	1,032.00
Forfeited	-	-	(73)	(39,564)	(39,637)	2,300.10
Transfers	-	555	(53,903)	53,348	-	-
		.
Outstanding at December 31, 2024	3,017	75,937	1,060,118	68,091	1,207,163	2,046.38		2%

Exercisable at year end	1,226	63,405	321,099	60,686	446,416	1,759.86
Exercisable warrants in the money at year end	-	46,166	77,669	25,477	149,312	1,131.68

*Warrants held by the Board include warrants granted to employee-elected Board Members as employees of Genmab A/S or its subsidiaries.

Refer to Note 5.1 for additional information regarding compensation of the Executive Management and the Board of Directors.

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Weighted Average Outstanding Warrants at December 31, 2024

As of December 31, 2024, the range of exercise prices for outstanding warrants was DKK 962 to DKK 3,172 with a weighted average remaining contractual life of 4.24 years. As of December 31, 2023, the range of exercise prices for outstanding warrants was DKK 962 to DKK 3,172 with a weighted average remaining contractual life of 4.11 years.

ACCOUNTING POLICIES

SHARE-BASED COMPENSATION EXPENSES

Share-based compensation expense is recognized in the Consolidated Statements of Comprehensive Income based on the estimated fair value of the awards at grant date. Subsequently, the fair value is not remeasured. The expense recognized reflects an estimate of the number of awards expected to vest after taking into consideration an estimate of award forfeitures based on historical experience and is recognized on a straight-line basis over the requisite service period, which is the vesting period. Genmab reassesses its estimate of the number of shares expected to vest periodically.

Management expectations related to the achievement of performance goals associated with performance-based RSU grants are assessed periodically, and that assessment is used to determine whether such grants are expected to vest or if any revision to the current estimate is required. Genmab recognizes the impact of the revised estimate of the number of awards expected to vest, if any, as an adjustment to the income statement over the remaining vesting period. If performance-based milestones related to performance-based RSU grants are not met or not expected to be met, any share-based compensation expense recognized to date associated with grants that are not expected to vest will be reversed.

Share-based compensation expenses represent calculated values of warrants, RSUs and performance-based RSUs granted and do not represent actual cash expenditures. A corresponding amount is recognized in shareholders’ equity as the warrant, RSU and performance-based RSU programs are designated as equity-settled share-based payment transactions.

The fair value of each RSU and performance-based RSU granted during the year are calculated using the closing share price on the grant date. Below is a description on how the fair value of warrants is measured and the estimates involved.

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MANAGEMENT’S JUDGeMENTS AND ESTIMATES

SHARE-BASED COMPENSATION EXPENSES

The fair value of each warrant granted during the year is calculated using the Black-Scholes pricing model. This pricing model requires the input of subjective assumptions such as:

The expected stock price volatility, which is based upon the historical volatility of Genmab’s stock price;
The risk-free interest rate, which is determined as the interest rate on Danish government bonds (bullet issues) with an average maturity of five years;
The expected life of warrants, which is based on vesting terms, expected rate of exercise and life terms in the current warrant program.

These assumptions can vary over time and can change the fair value of future warrants granted.

Valuation Assumptions for Warrants Granted in 2024, 2023 and 2022

The fair value of each warrant granted during the year is calculated using the Black-Scholes pricing model with the following assumptions:

Weighted average	2024	2023	2022
Fair value per warrant on grant date	639.67	924.10	664.08
Share price	1,974.71	2,632.02	2,244.22
Exercise price	1,974.71	2,632.02	2,244.22
Expected dividend yield	0%	0%	0%
Expected stock price volatility	32.3%	35.3%	33.5%
Risk-free interest rate	2.26%	2.48%	0.15%
Expected life of warrants	5 years	5 years	5 years

Total Fair Value of Amounts Granted	2024	2023	2022
Total fair value of warrants granted	DKK 237 million	DKK 193 million	DKK 172 million

4.7 – Share Capital

SHARE CAPITAL

The share capital comprises the nominal amount of Genmab A/S ordinary shares, each at a nominal value of DKK 1. All shares are fully paid.

As of December 31, 2024, the share capital of Genmab A/S comprised 66,187,186 shares of DKK 1 each with one vote. There are no restrictions related to the transferability of the shares. All shares are regarded as negotiable instruments and do not confer any special rights upon the holder, and no shareholder shall be under an obligation to allow his/her shares to be redeemed.

Genmab’s Board is authorized to increase the share capital by subscription of new shares, issue warrants to subscribe for shares and raise loans against bonds as well as other financial instruments of Genmab A/S as set out in articles 4A-5B of Genmab A/S’ articles of association. Further, Genmab’s share capital is in compliance with the capital requirements of the Danish Companies Act and the rules of Nasdaq Copenhagen.

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See table below for warrants issued and reissued and warrants available for reissue under active authorizations as of December 31, 2024:

	March 13, 2024	April 13, 2021	March 29, 2019
	Authorization	Authorization	Authorization
Warrants issued	-	585,692	500,000
Warrants reissued	-	41,143	81,684
Warrants available for issue	750,000	164,308	-
Warrants available for reissue	-	4,550	-

SHARE PREMIUM

The share premium reserve is comprised of the amount received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s offerings, reduced by any external expenses directly attributable to the offerings. The share premium reserve can be distributed.

CHANGES IN SHARE CAPITAL DURING 2022 TO 2024

The share capital of DKK 66 million at December 31, 2024, is divided into 66,187,186 shares at a nominal value of DKK 1 each.

	Number of shares	Share capital	Share Price Ranges[1]
		(DKK million)

December 31, 2021	65,718,456	65.7

Exercise of warrants	243,117	0.3	DKK 466.20 to DKK 1,615.00

December 31, 2022	65,961,573	66.0

Exercise of warrants	112,962	0.1	DKK 815.50 to DKK 1,948.00

December 31, 2023	66,074,535	66.1

Exercise of warrants	112,651	0.1	DKK 962.00 to DKK 1,615.00

December 31, 2024	66,187,186	66.2

1 - New shares were subscribed at share prices in connection with the exercise of warrants under Genmab’s warrant program.

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TREASURY SHARES

	Number of shares	Share capital	Proportion of share capital	Cost
		(DKK million)%		(DKK million)

Shareholding at December 31, 2021	288,325	0.3	0.4	550

Purchase of treasury shares	370,000	0.4	0.6	908
Shares used for funding RSU program	(68,377)	(0.1)	(0.1)	(80)

Shareholding at December 31, 2022	589,948	0.6	0.9	1,378

Purchase of treasury shares	220,000	0.2	0.3	564
Shares used for funding RSU program	(65,778)	(0.1)	(0.1)	(126)

Shareholding at December 31, 2023	744,170	0.7	1.1	1,816

Purchase of treasury shares	2,011,853	2.0	3.0	3,879
Shares used for funding RSU program	(109,016)	(0.1)	(0.1)	(246)

Shareholding at December 31, 2024	2,647,007	2.6	4.0	5,449

SHARE REPURCHASES

As of December 31, 2024, Genmab’s 2021 and 2023 authorizations have shares available for repurchase, whereas Genmab’s 2019 authorization has expired. In addition, at Genmab’s Annual General

Meeting on March 13, 2024, a new authorization to acquire treasury shares up to a nominal amount of

DKK 3,500,000 was granted.

	2024 Authorization	2023 Authorization	2021 Authorization
Number of shares authorized for repurchase[1]	3,500,000	500,000	500,000
Actual shares repurchased under authorization	1,821,853	—	450,000
Shares available for repurchase as of December 31, 2024	1,678,147	500,000	50,000

[1] Nominal value of DKK 3,500,000 for 2024, and DKK 500,000 for 2023 and 2021 Authorizations

As announced on February 14, 2024, and March 15, 2024, Genmab initiated two share buy-back programs. The purpose of the share buy-back program announced on February 14, 2024, was to honor Genmab’s commitments under the RSU program. The share buy-back program announced on March 15, 2024, was in support of Genmab’s capital allocation strategy. During 2024, Genmab acquired 2,011,853 of its own shares, representing approximately 3.0% of share capital as of December 31, 2023. The total amount paid to acquire the shares, including directly attributable costs, was DKK 3,879 million and was recognized as a deduction to shareholders’ equity. During 2023, Genmab acquired 220,000 of its own shares, representing approximately 0.3% of share capital as of December 31, 2022. The total amount paid to acquire the shares, including directly attributable costs, was DKK 564 million and was recognized as a deduction to shareholders’ equity.

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These shares are classified as treasury shares and are presented within retained earnings on the Consolidated Balance Sheets as of December 31, 2024.

As of December 31, 2024, 2,647,007 treasury shares were held by Genmab.

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Section 5 – Other Disclosures

This section is comprised of various statutory disclosures or notes that are of secondary importance for the understanding of Genmab’s financials.

5.1 – Remuneration of the Board of Directors and Executive Management

The total remuneration of the Board and Executive Management is as follows:

(DKK million)	2024	2023	2022

Wages and salaries	101	71	55
Share-based compensation expenses	157	100	70
Defined contribution plans	4	3	2

Total	262	174	127

The remuneration packages for the Board and Executive Management are described in further detail in Genmab’s 2024 Compensation Report. The remuneration packages are denominated in DKK, EUR, or USD. The Compensation Committee of the Board performs an annual review of the remuneration packages. All incentive and variable remuneration is considered and adopted at the Company’s Annual General Meeting.

Share-based compensation is included in the Consolidated Statements of Comprehensive Income and reported in the table above. Share-based compensation expense represents the estimated fair value of the awards at grant date and does not represent actual cash compensation received by the Board Members or Executive Management. Refer to Note 4.6 for additional information regarding Genmab’s share-based compensation programs and accounting policies.

Remuneration to the Board of Directors

	Base Board Fee			Committee Fees			Share-Based Compensation Expenses			Total
(DKK million)	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022

Deirdre P. Connelly	1.2	1.2	1.2	0.5	0.5	0.5	1.6	1.1	0.9	3.3	2.8	2.6
Pernille Erenbjerg	0.9	0.9	0.9	0.4	0.4	0.4	1.3	0.8	0.7	2.6	2.1	2.0
Anders Gersel Pedersen	0.6	0.6	0.6	0.5	0.5	0.4	1.0	0.6	0.5	2.1	1.7	1.5
Paolo Paoletti	0.6	0.6	0.6	0.3	0.3	0.3	1.0	0.6	0.5	1.9	1.5	1.4
Rolf Hoffmann	0.6	0.6	0.6	0.4	0.3	0.3	1.0	0.6	0.5	2.0	1.5	1.4
Elizabeth O’Farrell[1]	0.6	0.6	0.5	0.4	0.3	0.2	1.6	1.0	0.6	2.6	1.9	1.3
Mijke Zachariasse[2]	0.6	0.6	0.6	-	-	-	1.0	0.5	0.4	1.6	1.1	1.0
Martin Schultz[2]	0.6	0.6	0.5	-	-	-	0.8	0.2	-	1.4	0.8	0.5
Takahiro Hamatani[2]	0.6	0.6	0.5	-	-	-	0.8	0.2	-	1.4	0.8	0.5
Peter Storm Kristensen[3]	-	-	0.1	-	-	-	-	-	0.1	-	-	0.2
Rima Bawarshi Nassar[3]	-	-	0.1	-	-	-	-	-	0.1	-	-	0.2

Total	6.3	6.3	6.2	2.5	2.3	2.1	10.1	5.6	4.3	18.9	14.2	12.6

1 – Elizabeth O’Farrell was newly elected to the Board at the Annual General Meeting in March 2022.

2 – Employee elected board members were elected at the Annual General Meeting in March 2022.

3 – Peter Storm Kristensen and Rima Bawarshi Nassar stepped down from the Board as employee elected board members at the Annual General Meeting in March 2022.

Refer to the section “Board of Directors” in Management’s Review for additional information regarding the Board.

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Remuneration to the Executive Management

	Base Salary			Defined Contribution Plans			Other Benefits			Annual Cash Bonus			Share-Based Compensation Expenses			Total
(DKK million)	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022

Jan van de Winkel	9.7	9.2	8.6	1.7	1.3	1.3	0.2	0.3	0.3	8.8	9.2	8.6	34.4	24.3	22.9	54.8	44.3	41.7
Anthony Pagano	4.7	4.4	4.3	0.1	0.1	0.1	-	-	-	2.7	2.6	2.6	16.5	12.5	9.5	24.0	19.6	16.5
Anthony Mancini[3]	3.0	4.9	4.7	0.1	0.1	0.1	16.5	-	-	3.0	2.9	2.8	28.9	13.9	11.4	51.5	21.8	19.0
Judith Klimovsky	5.3	5.0	4.9	0.1	0.1	0.1	0.1	-	-	3.0	3.0	2.9	19.4	13.6	14.1	27.9	21.7	22.0
Tahamtan Ahmadi	5.0	4.7	4.6	0.1	0.1	0.1	-	-	-	2.8	2.9	2.8	17.9	12.1	7.7	25.8	19.8	15.2
Birgitte Stephensen[1]	2.9	2.6	-	0.3	0.3	-	-	-	-	1.7	1.5	-	8.3	5.7	-	13.2	10.1	-
Christopher Cozic[1]	3.4	3.3	-	0.1	0.1	-	-	-	-	2.0	2.0	-	11.1	7.8	-	16.6	13.2	-
Martine van Vugt[2]	2.9	2.5	-	0.7	0.6	-	0.1	0.1	-	1.6	1.6	-	5.7	4.1	-	11.0	8.9	-
Brad Bailey[4]	3.9	-	-	0.1	-	-	0.6	-	-	2.4	-	-	4.1	-	-	11.1	-	-
Rayne Waller[4]	1.7	-	-	0.1	-	-	3.8	-	-	0.9	-	-	0.8	-	-	7.3	-	-

Total	42.5	36.6	27.1	3.4	2.7	1.7	21.3	0.4	0.3	28.9	25.7	19.7	147.1	94.0	65.6	243.2	159.4	114.4

1 – Birgitte Stephensen and Christopher Cozic were appointed Chief Legal Officer and Chief People Officer, respectively, and members of the Executive Management in March 2022.

2 – Martine van Vugt was appointed Chief Strategy Officer and member of the Executive Management in March 2023.

3 – Anthony Mancini stepped down as Executive Vice President and Chief Operating Officer in September 2024.

4 – Brad Bailey and Rayne Waller were appointed Executive Vice President and Chief Commercial Officer, and Executive Vice President and Chief Technical Operations Officer, respectively, and members of the Executive Management in August 2024.

Jan van de Winkel, President and Chief Executive Officer, and Anthony Pagano, Executive Vice President and Chief Financial Officer, are formally registered as executive managers with the Danish Business Authority.

Refer to the section “Executive Management” in Management’s Review for additional information regarding the Executive Management.

Severance Payments

In the event Genmab terminates the service agreements with any member of the Executive Management team without cause, Genmab is obliged to pay his/her existing salary for one or two years after the end of the one-year notice period. However, in the event of termination by Genmab (unless for cause) or by any member of Executive Management as a result of a change of control of Genmab, Genmab is obliged to pay compensation equal to his/her existing total salary (including benefits) for up to two years in addition to the notice period. The total value of remuneration relating to the notice period for new members of Executive Management cannot exceed two years of remuneration, including all components of the remuneration. In case of the termination of the service agreements of the Executive Management without cause, the total impact on Genmab’s financial position is estimated to be approximately DKK 120 million as of December 31, 2024 (2023: DKK 103 million, 2022: DKK 82 million).

5.2 – Related Party Disclosures

Genmab’s related parties are its Board, Executive Management, and close members of the family of these persons.

Genmab has not granted any loans, guarantees or other commitments to or on behalf of any of the members of the Board or members of the Executive Management.

Other than the remuneration and other transactions relating to the Board and the Executive Management described in Note 5.1, there were no material related party transactions during 2024, 2023 or 2022.

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5.3 – Commitments

PURCHASE OBLIGATIONS

Genmab has entered into a number of agreements related to research and development activities that contain various obligations. These contractual obligations amounted to approximately DKK 2,879 million as of December 31, 2024 (2023: approximately DKK 3,212 million).

Genmab also has certain contingent commitments under license and collaboration agreements that may become due in the future. As of December 31, 2024, these contingent commitments amounted to approximately DKK 15,433 million (USD 2,161 million) in potential future development, regulatory and commercial milestone payments to third parties under license and collaboration agreements for our preclinical and clinical stage development programs as compared to approximately DKK 15,393 million (USD 2,282 million) as of December 31, 2023. These milestone payments generally become due and payable only upon the achievement of certain development, clinical, regulatory or commercial milestones. The events triggering such payments or obligations have not yet occurred.

In addition to the above obligations, Genmab enters into a variety of agreements and financial commitments in the normal course of business. The terms generally allow Genmab the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. It is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement.

5.4 – Fees to Auditors Appointed at the Annual General Meeting

(DKK million)	2024	2023	2022

Audit fees	10.6	6.1	5.8
Audit-related fees	2.3	3.4	2.0
All other fees	-	0.1	-

Total	12.9	9.6	7.8

Genmab changed auditors from PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (PwC) to Deloitte Statsautoriseret Revisionspartnerselskab (Deloitte) as Genmab’s new statutory auditor and independent registered public accounting firm for the fiscal year beginning January 1, 2024, replacing PwC. As such, fees in the table above reflect those incurred by Deloitte in 2024 and by PwC in 2023 and 2022

Fees for other services than statutory audit of the financial statements provided by Deloitte amounted to DKK 2.3 million in 2024 (DKK 3.4 million and DKK 2.0 million in 2023 and 2022, respectively provided by PwC). These services primarily include agreed-upon procedures, other assurance assessments and reports, and accounting advice.

5.5 – Acquisition of Businesses

On May 21, 2024 (Acquisition Date), Genmab completed the previously announced acquisition of all of the outstanding shares of ProfoundBio, resulting in ProfoundBio becoming a wholly owned subsidiary of Genmab.

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The acquisition of ProfoundBio gave Genmab worldwide rights to three candidates in clinical development, including ProfoundBio’s lead drug candidate, rinatabart sesutecan (Rina-S). In addition, Genmab acquired ProfoundBio’s novel ADC technology platforms. Rina-S is a clinical-stage, FRαtargeted, TOPO1 ADC, which was in Phase 2 of a Phase 1/2 clinical trial at the time of the acquisition, for the treatment of ovarian cancer and other FRα-expressing solid tumors. Based on the data from the ongoing Phase 1/2 clinical trial Genmab intends to broaden the development plans for Rina-S within ovarian cancer and other FRαexpressing solid tumors. In January 2024, the U.S. FDA granted Fast Track designation to Rina-S for the treatment of patients with FRα-expressing high-grade serous or endometrioid platinum-resistant ovarian cancer.

In addition to payment of USD 1.72 billion (DKK 11.80 billion) for all of the outstanding shares of ProfoundBio, Genmab also made a USD 199 million (DKK 1,368 million) payment to holders of outstanding ProfoundBio equity awards for settlement of such vested and non-vested awards. Of the USD 199 million (DKK 1,368 million) payment, USD 187 million (DKK 1,289 million) related to the portion of awards where the vesting period was completed prior to the Acquisition Date. This portion of the payment was therefore determined to be attributable to the pre-combination period and included in purchase consideration. The remaining USD 11 million (DKK 79 million) payment related to the portion of awards with future vesting conditions, and therefore is attributable to post-combination services. The amount attributable to the post-combination service does not form part of the consideration and was therefore instead recognized as Acquisition and integration related charges in Genmab’s Consolidated Statements of Comprehensive Income.

The acquisition has been accounted for using the acquisition method of accounting which requires that assets acquired and liabilities assumed be recognized at their fair values as of the Acquisition Date and consolidated into Genmab’s Consolidated Balance Sheets. The results of operations for ProfoundBio have been included in Genmab’s consolidated financial statements from the Acquisition Date. A fair value measurement has been performed and the purchase price has been allocated to intangible assets, associated deferred tax liabilities, other assets and liabilities, as well as goodwill being the excess value of the purchase price over the fair value of assets acquired and liabilities assumed (the purchase price allocation). Adjustments may be applied to the purchase price allocation for a period of up to 12 months from the Acquisition Date. During the fourth quarter of 2024, the Company recorded a measurement period adjustment impacting non-current deferred tax liabilities and goodwill that was not material. The total consideration for the acquisition of ProfoundBio is summarized as follows:

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	Total Consideration
	Amounts in USD millions	Amounts in DKK millions
Cash paid for outstanding shares	1,718	11,798
Cash for equity compensation attributable to pre-combination service	187	1,289
Total consideration	1,905	13,087
Cash acquired	(122)	(841)
Cash used for acquisition of business	1,783	12,246

The purchase price allocation resulted in the following amounts being allocated to the assets acquired and liabilities assumed at the Acquisition Date based upon their respective fair values summarized below:

	Amounts Recognized as of the Acquisition Date
	Amounts in USD millions	Amounts in DKK millions
Cash and cash equivalents	122	841
Other current assets*	4	29
Property and equipment	6	41
IPR&D	1,540	10,577
Technology platform intangible asset	181	1,243
Other non-current assets**	3	21
Deferred tax liability	(292)	(2,010)
Other current liabilities***	(13)	(91)
Total identifiable net assets	1,551	10,651
Goodwill	354	2,436
Total consideration	1,905	13,087

*Includes receivables and other investments

**Includes other investments and right-of-use assets

***Includes other payables, contract liabilities, lease and other liabilities

The carrying values of other current assets, property and equipment, other non-current assets and other current liabilities were determined to approximate their fair values.

The fair value assigned to acquired IPR&D, which was calculated using the multi-period excess earnings method of the income approach, was based on the present value of expected after-tax cash flows attributable to Rina-S, which was in Phase 1/2 testing. The present value of expected after-tax cash flows obtainable from Rina-S and assigned to IPR&D was determined by estimating the after-tax costs to complete development of Rina-S into a commercially viable product, estimating future revenue and ongoing expenses to produce, support and sell Rina-S, on an after-tax basis, and discounting the resulting net cash flows to present value. The revenue and costs projections used were reduced based on the probability that compounds at similar stages of development will become commercially viable products. The rate utilized to discount the net cash flows to their present value reflects the risk associated with the future earnings attributable to the intangible asset. Acquired IPR&D will be accounted for as an intangible asset not yet available for use until regulatory approval in a major market is received or development is discontinued.

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The fair value of the technology platform intangible asset was calculated using the relief from royalty method of the income approach. This method includes assigning value based on the economic savings from owning, rather than in-licensing, the technology platform intangible asset supported by observable market data for peer companies, then discounting the resulting probability adjusted net post-tax cash flows using a discount rate commensurate with the risk associated with the future income or cost savings attributable to the intangible asset.

The significant assumptions used to estimate the value of the acquired intangible assets include discount rates and certain assumptions that form the basis of future cash flows (such as probabilities of technical and regulatory success, revenue growth rates, operating margins, and royalty rates).

The excess of purchase price over the fair value amounts assigned to identifiable assets acquired and liabilities assumed represents the goodwill amount resulting from the acquisition. The goodwill recorded as part of the acquisition is attributable to the intangible assets that do not qualify for separate recognition at the time of the acquisition, assembled workforce and deferred tax consequences of the IPR&D and technology platform intangible asset recorded for financial statement purposes. Genmab does not expect any portion of this goodwill to be deductible for tax purposes. The goodwill attributable to the acquisition has been recorded as a non-current asset in Genmab’s Consolidated Balance Sheets and is not amortized, but is subject to review for impairment annually. Refer to Note 3.1 for further details related to the accounting for goodwill.

From the Acquisition Date through December 31, 2024, Genmab’s Consolidated Statements of Comprehensive Income include no revenue and the following expenses associated with the acquisition and operations of ProfoundBio (in DKK millions):

Consolidated Statements of Comprehensive Income (DKK million):	Acquisition Date through December 31, 2024
Research and development expenses	403
Selling, general and administrative expenses	27
Acquisition and integration related charges*	187
Total	617

*Acquisition related charges incurred from the Acquisition Date through December 31, 2024, are comprised of payments to holders of outstanding ProfoundBio equity awards related to post-combination services (DKK 79 million). The remaining expenses are integration related charges incurred from the Acquisition Date through December 31, 2024, which are comprised of professional fees incurred to assist with the integration of ProfoundBio into Genmab’s operations post-acquisition. Additionally, prior to the Acquisition Date, Genmab recorded DKK 113 million in Acquisition and integration related charges in Genmab’s Consolidated Statements of Comprehensive Income related to professional due diligence procedures in connection with the acquisition of ProfoundBio. The DKK 113 million of Acquisition and integration related charges incurred prior to the Acquisition Date and the DKK 187 million of Acquisition and integration charges incurred from the Acquisition Date through December 31, 2024 total DKK 300 million through the fourth quarter of 2024.

The following table provides Genmab’s consolidated revenue and net profit for 2024 as if the acquisition of ProfoundBio had occurred on January 1, 2024 (in DKK millions):

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(DKK million)	Twelve Month Period Ended December 31, 2024
Revenue	21,526
Net Profit	7,622

The unaudited pro forma information does not necessarily reflect the actual results of operations of the combined entities that would have been achieved, nor are they necessarily indicative of future results of operations. The unaudited pro forma information reflects certain adjustments that were directly attributable to the acquisition of ProfoundBio, including additional amortization adjustments for the fair value of the technology platform intangible asset acquired.

As of December 31, 2024, Cash and cash equivalents in Genmab’s Consolidated Balance Sheets includes USD 30 million (DKK 214 million) of restricted cash balances for funds held in escrow related to the acquisition of ProfoundBio.

ACCOUNTING POLICIES

Business Combinations

The acquisition method of accounting is used to account for all acquisitions where the target company meets the definition of a business in accordance with IFRS 3 (Business Combinations). The purchase price for a business is comprised of the fair value of the assets transferred and liabilities owned to the former owners, including option holders, of the acquired business and the fair value of any asset or liability resulting from a contingent consideration arrangement. Any amount of the purchase price which effectively comprises a settlement of a pre-existing relationship is not part of the exchange for the acquiree and is therefore not included in the consideration for the purpose of applying the acquisition method. Settlements of pre-existing relationships are accounted for as separate transactions in accordance with the relevant IFRS standards.

Identifiable assets and liabilities and contingent liabilities assumed are measured at fair value on the date of acquisition by applying relevant valuation methods. Goodwill is recognized as the excess of purchase price over the fair value of net identifiable assets acquired and liabilities assumed. Acquisition-related charges are expensed as incurred and included within Acquisition and integration related charges in the Consolidated Statements of Comprehensive Income.

MANAGEMENT’S JUDGMENTS AND ESTIMATES – Other Intangible Assets and Goodwill

Fair Value and Impairment Assessment of Other Intangible Assets and Goodwill

The application of the acquisition method involves the use of significant estimates because the identifiable net assets of the acquiree are recognized at their fair values for which observable market prices are typically not available. This is particularly relevant for intangible assets which require use of valuation techniques typically based on estimates of present value of future uncertain cash flows. The significant assumptions used to estimate the value of the acquired intangible assets include discount rates and certain assumptions that form the basis of future cash flows (such as probabilities of technical and regulatory success, revenue growth rates, operating margins, and royalty rates).

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5.6 – Collaborations and Licenses

Collaborations

Genmab enters into collaborations with biotechnology and pharmaceutical companies to advance the development and commercialization of Genmab’s product candidates and to supplement its internal pipeline. Genmab seeks collaborations that will allow Genmab to retain significant future participation in product sales through either profit-sharing or royalties paid on net sales. Below is an overview of certain of Genmab’s collaborations that have had, or are expected in the near term to have, a significant impact on financial results.

J&J (Daratumumab/DARZALEX)

In 2012, Genmab entered into a global license, development and commercialization agreement with J&J for daratumumab (marketed for the treatment of certain multiple myeloma indications as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and DARZALEX SC in Europe for SC administration). Under this agreement, J&J is fully responsible for developing and commercializing daratumumab, and all costs associated therewith. Genmab receives tiered royalty payments between 12% and 20% based on J&J’s annual net product sales with J&J reducing such royalty payments for Genmab’s share of J&J’s royalty payments made to Halozyme. In addition, the royalties payable by J&J are limited in time and subject to reduction on a country-by-country basis for customary reduction events, including for lack of Genmab patent coverage or upon patent expiration or invalidation in the relevant country and upon the first commercial sale of a biosimilar product in the relevant country (for as long as the biosimilar product remains for sale in that country). Pursuant to the terms of the agreement, J&J’s obligation to pay royalties to us will expire on a country-by-country basis on the later of the date that is 13 years after the first commercial sale of daratumumab in such country or upon the expiration or invalidation of the last-to-expire relevant Genmab patent covering daratumumab in such country. The first U.S., European and Japanese sales of daratumumab occurred in 2015, 2016 and 2017, respectively. We have issued patents and pending patent applications covering daratumumab in numerous jurisdictions, including patents issued in the U.S., Europe and Japan. J&J owns a separate patent portfolio related to the subcutaneous formulation of daratumumab used in DARZALEX FASPRO/DARZALEX SC, but a binding arbitration determined that we are not entitled to royalties based on these separate patents.

Our issued U.S., European and Japanese patents covering daratumumab, after giving effect to issued U.S., European and Japanese patent term extensions and supplementary protection certificates, expire in 2029, 2031 and begin to expire in 2030, respectively. Assuming constant underlying sales of DARZALEX, we expect that our royalties from sales of DARZALEX will begin to decline materially in 2029 following expiration of our U.S. patent rights on daratumumab. Genmab is also eligible to receive certain additional payments in connection with development, regulatory and sales milestones.

In September 2020, Genmab commenced arbitration against J&J with respect to two different provisions of our license agreement for daratumumab, both relating to royalties payable to Genmab on net sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration). In April 2022, the arbitral tribunal issued an award in that arbitration denying both of Genmab’s claims. Genmab did not seek review of the award.

On June 9, 2022, Genmab announced the commencement of a second arbitration under the daratumumab license agreement with Janssen with claims for milestone payments for daratumumab SC of USD 405 million and a separate 13-year royalty term for daratumumab SC on a country-by-country basis, from the date of the first commercial sale of daratumumab SC in each such country. This second arbitration followed from the

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award in the prior arbitration, where the tribunal ruled in favor of Janssen on the question as to whether Genmab is required to share in Janssen’s royalty payments to Halozyme for its technology used in the daratumumab SC product. The tribunal based its ruling on the finding that DARZALEX FASPRO constitutes a new licensed product under the license agreement.

On April 21, 2023, the arbitral tribunal dismissed Genmab’s claims regarding the second arbitration, on the basis that these claims should have been brought in the first arbitration. One arbitrator dissented Genmab filed a request for review of the award, which was denied on January 23, 2024. As a result, the dismissal of Genmab’s claims in the second arbitration is now final.

Novartis (Ofatumumab/Kesimpta)

Genmab and GlaxoSmithKline (GSK) entered a co-development and collaboration agreement for ofatumumab in 2006. The full rights to ofatumumab were transferred from GSK to Novartis in 2015. Novartis is now fully responsible for the development and commercialization of ofatumumab in all potential indications, including autoimmune diseases. Genmab is entitled to a 10% royalty payment on net sales for non-cancer treatments. Genmab pays a royalty to Medarex based on Kesimpta net sales. Novartis’s obligation to pay royalties to Genmab under this agreement expire on a country-by-country basis only in the event Novartis is no longer selling such product in a given country. The royalties are on a country-by-country basis subject to reduction in case of significant competition by competing products (as defined in the agreement) or a joint committee determination that a license of intellectual property owned by a third-party is necessary for commercialization.

Roche (Teprotumumab/TEPEZZA)

In May 2001, Genmab entered a research collaboration with Roche to develop human antibodies to disease targets identified by Roche. In 2002, this alliance was expanded. Under the agreement, Genmab will receive milestones as well as royalty payments on successful products.

Teprotumumab was initially developed in collaboration between Genmab and Roche, and later investigated under license from Roche by River Vision Development Corporation and subsequently Horizon Therapeutics for ophthalmic use.  The product was approved under the brand name TEPEZZA in 2020 by the U.S. FDA for the treatment of TED and in 2024 by Japan's MHLW for the treatment of active or high clinical activity score (CAS) TED.  In October 2023, Amgen completed its acquisition of Horizon Therapeutics, including all rights to the development and commercialization of teprotumumab. Under the terms of Genmab’s agreement with Roche, Genmab receives a mid-single digit royalty on net sales of TEPEZZA, on a country-by-country basis, for 10 years following the first commercial sale in such country.

Pfizer (Tisotumab vedotin/Tivdak)

In September 2010, Genmab and Pfizer entered into an ADC collaboration, and a commercial license and collaboration agreement was executed in October 2011. In October 2020, Genmab and Pfizer entered into a Joint Commercialization Agreement where Genmab would co-promote tisotumab vedotin, marketed as Tivdak, in the U.S., and lead commercial operational activities and record sales in Japan, while Pfizer would lead operational commercial activities in the U.S., Europe and China with a 50:50 profit split in those markets. In all other markets, if any, Pfizer would be responsible for commercializing tisotumab vedotin and Genmab would receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. Effective January 1, 2025, Genmab and Pfizer agreed to amend the License and Collaboration Agreement and the Joint Commercialization Agreement for Tivdak, assigning Genmab sole responsibility for the development and commercialization of Tivdak for second line plus recurrent or metastatic cervical cancer in Europe and all other regions globally, excluding the United States and the China region. With this

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amendment, Genmab will continue to co-promote Tivdak with Pfizer in the U.S. and will record sales for Europe, Japan and rest of world markets (excluding the United States and China regions), once commercialized, and will provide royalties to Pfizer on net sales in the low teens. Pfizer will continue to lead commercialization activities in China, when approved. The companies will continue the practice of joint decision-making on the worldwide development and commercialization strategy for tisotumab vedotin.

AbbVie (Epcoritamab/EPKINLY/TEPKINLY)

On June 10, 2020, Genmab entered into a broad oncology collaboration agreement with AbbVie to jointly develop and commercialize products including epcoritamab, and subsequently into a discovery research collaboration for up to four future differentiated antibody therapeutics for cancer. The companies will share commercial responsibilities for epcoritamab in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab is the principal for net sales in the U.S. and Japan and receives tiered royalties between 22% and 26% on remaining net sales outside of these territories, subject to certain royalty reductions. For any product candidates developed as a result of the companies’ discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these products, along with AbbVie, outside of the U.S. and Japan.

Under the terms of the agreement, Genmab received a USD 750 million (DKK 4,911 million) upfront payment in June 2020 and was initially entitled to receive an aggregate of up to USD 3.15 billion in additional development, regulatory and sales milestone payments for all programs. Included in these potential milestones were up to USD 1.15 billion in payments related to clinical development and commercial success across the three bispecific antibody programs originally included in the agreement.

As a result of two programs being stopped, Genmab is instead contractually entitled to receive an aggregate of up to USD 2.55 billion in additional development, regulatory and sales milestone payments for all programs including an aggregate of up to USD 550 million in payments related to clinical development and commercial success for the one remaining bispecific antibody program, epcoritamab, included in the original agreement. In addition, and also included in these potential milestones, if all four next-generation antibody product candidates developed as a result of the discovery research collaboration are successful, Genmab is eligible to receive up to USD 2.0 billion in option exercise and success-based milestones.

In May 2023, epcoritamab received initial approval from the U.S. FDA and is marketed under the tradename EPKINLY. In September 2023, epcoritamab received initial approval from the EC and the Japan MHLW and is marketed under the tradenames TEPKINLY and EPKINLY, respectively. Genmab is entitled to tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan. Except for these royalty-bearing sales, Genmab will share with AbbVie profits from the sale of licensed products on a 50:50 basis. Genmab and AbbVie split 50:50 the development costs related to epcoritamab, while Genmab will be responsible for 100% of the costs of the discovery research programs up to opt-in.

The total transaction price of USD 750 million (DKK 4,911 million) was allocated to the four performance obligations based on the best estimate of relative stand-alone selling prices. The allocation of the transaction price to the performance obligations is summarized below:

• Delivery of licenses for the three programs: USD 672 million (DKK 4,398 million)

• Co-development activities for the product concepts: USD 78 million (DKK 513 million)

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For the license grants, Genmab based the stand-alone selling price on a discounted cash flow approach and considered several factors including, but not limited to, discount rate, development timeline, regulatory risks, estimated market demand and future revenue potential. For co-development activities related to up to four product concepts, a cost-plus margin approach was utilized.

The performance obligations related to the delivery of licenses were completed at a point in time (June 2020) and Genmab recognized USD 672 million (DKK 4,398 million) as license fee revenue in June 2020. After delivery of the licenses, Genmab shares further development and commercial costs equally with AbbVie. AbbVie is not assessed as a customer but as a collaboration partner, and as such this part of the collaboration is not in scope of IFRS 15.

Refer to Note 3.7 for information pertaining to the remaining performance obligation related to co-development activities for the product concepts.

BioNTech

In May 2015, Genmab entered into an agreement with BioNTech to jointly research, develop and commercialize bispecific antibody products using Genmab’s DuoBody technology platform. Under the terms of the agreement, BioNTech will provide proprietary antibodies against key immunomodulatory targets, while Genmab provides proprietary antibodies and access to its DuoBody technology platform. Genmab paid an upfront fee of USD 10 million to BioNTech and an additional fee as certain BioNTech assets were selected for further development. If the companies jointly select any product candidates for clinical development, development costs and product ownership will be shared equally going forward. If one of the companies does not wish to move a product candidate forward, the other company is entitled to continue developing the product on predetermined licensing terms. The agreement also includes provisions which will allow the parties to opt out of joint development at key points. During July 2022, Genmab and BioNTech expanded this collaboration to include the joint research, development and commercialization of monospecific antibody candidates using Genmab’s HexaBody technology platform.

Genmab and BioNTech have three investigational medicines currently in clinical development: DuoBody-CD40x4-1BB (GEN1042/BNT312), HexaBody-OX40 (GEN1055/BNT315) and DuoBody-EpCAMx4-1BB (GEN1059/BNT314). In August 2024, BioNTech opted not to participate in the further development of the acasunlimab (GEN1046) program under the parties’ existing License and Collaboration Agreement for reasons related to BioNTech’s portfolio strategy. Genmab assumed sole responsibility for the continued development and potential commercialization of acasunlimab and the program will be subject to payment of certain milestones and a tiered single-digit royalty on net sales by Genmab to BioNTech.

J&J (DuoBody)

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using our DuoBody technology platform.

As of December 31, 2024, three DuoBody-based products created under this collaboration were in active clinical development and had been approved by regulatory authorities: RYBREVANT, TECVAYLI and TALVEY. Under our agreement with J&J, Genmab is eligible to receive milestones and receives royalties between 8% and 10% on net sales of RYBREVANT, a mid-single digit royalty on net sales of TECVAYLI, and a mid-single digit royalty on net sales of TALVEY, all of which are subject to a reduction of such royalty payment in countries and territories where there are no relevant patents (as defined in the agreement), among other reductions. Pursuant to the terms of the DuoBody agreement, J&J’s obligation to pay these royalties will expire on a country-by-country and licensed product-by-licensed product basis on the later of the

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date that is 10 years after the first sale of each licensed product in such country or upon the expiration of the last-to-expire relevant patent (as defined in the agreement) covering the licensed product in such country. Genmab pays a royalty to Medarex based on RYBREVANT net sales.

5.7 – Contingencies

Legal Contingency

In 2024, Chugai filed a lawsuit in the Tokyo District Court, Japan against AbbVie’s and Genmab’s subsidiaries in Japan asserting that their activities with EPKINLY (epcoritamab) in Japan infringe two Japanese patents held by Chugai, JP6278598 and JP6773929. Chugai is claiming damages and injunctive relief.

Genmab and AbbVie believe that the two Japanese patents are invalid and not infringed and intend to vigorously defend against the lawsuit, and thus no provision has been recognized related to this matter.

Financial Guarantees

As of December 31, 2024 and December 31, 2023, Genmab has financial bank guarantees of DKK 16 million issued as security for lease obligations under certain lease agreements. The likelihood of a claim under the guarantees has been assessed to be remote due to Genmab’ strong financial position and history of fulfilling lease payments. Accordingly, no provision has been recognized related to this matter.

5.8 – Subsequent Events

Management has determined it is appropriate to change the functional currency of the Genmab A/S legal entity from DKK to USD effective January 1, 2025. This determination was made based on the growing number and significance of the underlying USD transactions, triggered by the commercialization of EPKINLY. Effective for the first quarter of 2025, the consolidated financial statements will also be presented in USD, which will be both the functional and presentation currency of the parent company.

No other events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of December 31, 2024.

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GENMAB 2024 ANNUAL REPORT

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GENMAB 2024 ANNUAL REPORT

Financial Statements of the Parent Company

Income Statements

(DKK million)	Note	2024	2023

Revenue	2	22,167	17,126

Cost of product sales		(502)	(86)
Research and development expenses	3, 5, 6	(10,358)	(8,826)
Selling, general and administrative expenses	3, 6	(1,949)	(2,521)
Integration related charges		(30)	-
Total costs and operating expenses		(12,839)	(11,433)

Operating profit		9,328	5,693

Financial income	14, 17	17,404	2,199
Financial expenses	14, 17	(12,239)	(1,871)

Net profit before tax		14,493	6,021

Corporate tax	4	(2,626)	(1,277)

Net profit		11,867	4,744

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GENMAB 2024 ANNUAL REPORT

Balance Sheets

		December 31,	December 31,
(DKK million)	Note	2024	2023

ASSETS

Intangible assets	5	13,369	378
Property and equipment	6	109	129
Right-of-use assets	7	239	232
Investments in subsidiaries	17	6,114	3,308
Receivables	10	22	49
Deferred tax assets	4	-	198
Other investments	8	179	87

Total non-current assets		20,032	4,381

Corporate tax receivable	4	101	-
Inventories	9	10	31
Receivables	10	5,726	4,528
Receivables from subsidiaries	10	964	650
Marketable securities	13	11,243	13,268
Cash and cash equivalents		8,993	14,467

Total current assets		27,037	32,944

Total assets		47,069	37,325

SHAREHOLDERS' EQUITY AND LIABILITIES

Share capital		66	66
Share premium		12,590	12,461
Retained earnings		28,940	20,347

Total shareholders' equity		41,596	32,874

Lease liabilities	7	235	227
Deferred revenue	11	480	480
Deferred tax liabilities	4	2,359	-
Other payables	12	20	20

Total non-current liabilities		3,094	727

Corporate tax payable	4	-	45
Payable to subsidiaries	12	887	2,525
Lease liabilities	7	16	19
Deferred revenue	11	24	33
Other payables	12	1,452	1,102

Total current liabilities		2,379	3,724

Total liabilities		5,473	4,451

Total shareholders' equity and liabilities		47,069	37,325

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GENMAB 2024 ANNUAL REPORT

Statements of Cash Flows

(DKK million)	Note	2024	2023

Cash flows from operating activities:

Net profit before tax		14,493	6,021

Financial Income	14	(17,404)	(2,199)
Financial Expenses	14	12,239	1,871
Adjustment for non-cash transactions
Share-based compensation expense		88	84
Depreciation		40	32
Amortization		36	29
Impairment charges		282	-
Change in operating assets and liabilities
Receivables		(1,173)	1,062
Inventories		22	(31)
Other Payables		352	207

Cash provided by operating activities before financial items		8,975	7,076

Interest received		905	888
Interest elements of lease payments	7	(10)	(9)
Interest paid		-	(1)
Corporate taxes (paid)/received		(317)	(1,056)

Net cash provided by operating activities		9,553	6,898

Cash flows from investing activities:
Transactions with subsidiaries		(14,198)	868
Investment in intangible assets	5	(198)	(82)
Investment in tangible assets	6	(6)	(117)
Marketable securities bought		(8,581)	(10,876)
Marketable securities sold		11,279	10,001
Other investments bought		(42)	(30)

Net cash (used in) investing activities		(11,746)	(236)

Cash flows from financing activities:
Warrants exercised		129	152
Principal elements of lease payments	7	(13)	(15)
Purchase of treasury shares		(3,879)	(564)
Payment of withholding taxes on behalf of employees on net settled RSUs		(109)	(103)

Net cash (used in) financing activities		(3,872)	(530)

Changes in cash and cash equivalents		(6,065)	6,132
Cash and cash equivalents at the beginning of the period		14,467	8,830
Exchange rate adjustments		591	(495)

Cash and cash equivalents at the end of the period		8,993	14,467

Cash and cash equivalents include:
Bank deposits		8,911	13,114
Short-term marketable securities		82	1,353
Cash and cash equivalents at the end of the period		8,993	14,467

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GENMAB 2024 ANNUAL REPORT

Statements of Changes in Equity

(DKK million)	Share capital	Share premium	Retained earnings	Shareholders' equity

Balance at December 31, 2022	66	12,309	15,741	28,116

Net profit	-	-	4,744	4,744
Exercise of warrants	-	152	-	152
Purchase of treasury shares	-	-	(564)	(564)
Share-based compensation expenses	-	-	586	586
Withholding taxes on behalf of employees on net settled RSUs	-	-	(103)	(103)
Tax on items recognized directly in equity	-	-	(57)	(57)

Balance at December 31, 2023	66	12,461	20,347	32,874

Net profit	-	-	11,867	11,867
Exercise of warrants	-	129	-	129
Purchase of treasury shares	-	-	(3,879)	(3,879)
Share-based compensation expenses	-	-	721	721
Withholding taxes on behalf of employees on net settled RSUs	-	-	(109)	(109)
Tax on items recognized directly in equity	-	-	(7)	(7)

Balance at December 31, 2024	66	12,590	28,940	41,596

DISTRIBUTION OF THE YEAR’S Profit

The Board proposes that the parent company’s 2024 net profit of DKK 11,867 million (2023: net profit of DKK 4,744 million) be carried forward to next year by transfer to retained earnings.

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GENMAB 2024 ANNUAL REPORT

1 – Accounting Policies

The financial statements of the parent company have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU and further disclosure requirements for listed companies in Denmark.

A number of new or amended standards became applicable for the current reporting period. Genmab A/S did not have to change its accounting policies as a result of the adoption of these standards.

Refer to Note 1.2 in the consolidated financial statements for a description of new accounting policies and disclosures of the Group.

Refer to Note 1.3 in the consolidated financial statements for a description of management’s judgements and estimates under IFRS.

Refer to Note 1.4 in the consolidated financial statements for additional information regarding the immaterial reclassifications and revisions of the Group financial statements.

Supplementary Accounting Policies for the Parent Company

Investments in Subsidiaries

The cost method is used for measuring the investments in subsidiaries. Under the cost method, investments in subsidiaries are measured at historical cost. Equity interests in foreign currencies are translated to the reporting currency by use of historical exchange rates prevailing at the time of investment.

Additions to the carrying value of investment in subsidiaries include capital contributions made by the parent and share-based payment transactions related to employees of the respective subsidiaries based on where the employee has rendered service.

Distributions from the investment are recognized as income when declared, if any. If the distribution exceeds the current period income or if circumstances or changes in Genmab’s operations indicate that the carrying amount of the subsidiary may not be recoverable, the carrying amount is tested for impairment. Where the recoverable amount of the investments is lower than cost, the investments are written down to this lower value.

Refer to Note 1.1 in the consolidated financial statements for a description of the accounting policies of the Group.

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GENMAB 2024 ANNUAL REPORT

2 – Revenue

(DKK million)	2024	2023

Revenue by type:
Royalties	17,352	13,705
Reimbursement revenue - External	996	864
Reimbursement revenue - Intercompany	1,140	937
Milestone revenue	1,000	1,177
Collaboration revenue	433	307
License revenue	2	-
Net product sales - Intercompany	1,244	136

Total	22,167	17,126

Revenue by collaboration partner:
Janssen	14,422	11,949
AbbVie	394	732
Roche	741	704
Novartis	2,822	1,511
BioNTech	869	784
Pfizer[1]	533	373
Other	2	-

Total[2]	19,783	16,053

Royalties by product:
DARZALEX	13,922	11,265
Kesimpta	2,222	1,494
TEPEZZA	737	704
Other[3]	471	242

Total	17,352	13,705

1Pzifer acquired Seagen in December 2023

2 Excludes Genmab’s intercompany revenue

3Other consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY

Refer to Note 2.1 in the consolidated financial statements for additional information regarding revenue of the Group.

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GENMAB 2024 ANNUAL REPORT

3 – Staff Costs

(DKK million)	2024	2023

Wages and salaries	566	500
Share-based compensation	88	84
Defined contribution plans	48	39
Other social security costs	2	9

Total	704	632

Staff costs are included in the income statement as follows:
Research and development expenses	539	501
Selling, general and administrative expenses	165	131

Total	704	632

Average number of FTE	492	440
Number of FTE at year-end	519	465

Refer to Note 2.3 in the consolidated financial statements for additional information regarding staff costs of the Group.

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GENMAB 2024 ANNUAL REPORT

4 – Corporate and Deferred Tax

TAXATION – INCOME STATEMENT & SHAREHOLDERS’ EQUITY

(DKK million)	2024	2023

Current tax:
Current tax on profit	82	1,288
Deferred taxes	2,544	(11)

Total tax for the period in the income statement	2,626	1,277

A reconciliation of Genmab's effective tax rate relative to the Danish statutory tax rate is as follows:

(DKK million)	2024	2023

Net profit before tax	14,493	6,021

Tax at the Danish statutory corporation tax rate of 22% for all periods	3,188	1,325

Tax effect of:
Net of non-taxable income over non-deductible expenses	(659)	(52)
Other current and deferred taxes adjustments	97	4
Total tax effect	(562)	(48)

Total tax for the period in the income statement	2,626	1,277
Total tax for the period in shareholders' equity	7	57
Effective Tax Rate	18.1%	21.2%

TAXATION – BALANCE SHEET

Significant components of the deferred tax (liabilities) assets are as follows:

(DKK million)	2024	2023

Share-based instruments	39	37
Deferred revenue	120	113
Intangible Assets	(2,874)	-
Other temporary differences	356	48

Total deferred tax (liabilities) assets	(2,359)	198

Refer to Note 2.4 in the consolidated financial statements for additional information regarding corporate and deferred tax of the Group.

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GENMAB 2024 ANNUAL REPORT

5 – Intangible Assets

(DKK million)	Licenses and Patents	Technology Platform	Acquired IPR&D	Total Intangible Assets

2024
Cost at the beginning of the year	1,093	-	-	1,093
Additions during the year	244	1,237	11,789	13,270
Cost at the end of the year	1,337	1,237	11,789	14,363
Amortization and impairment losses at the beginning of the year	715	-	-	715
Amortization for the year	33	3	-	36
Impairment losses for the year	243	-	-	243
Amortization and impairment losses at the end of the year	991	3	-	994
Carrying amount at the end of the year	346	1,234	11,789	13,369

2023
Cost at the beginning of the year	1,011	-	-	1,011
Additions during the year	82	-	-	82
Cost at the end of the year	1,093	-	-	1,093
Amortization and impairment losses at the beginning of the year	654	-	-	654
Amortization for the year	61	-	-	61
Amortization and impairment losses at the end of the year	715	-	-	715
Carrying amount at the end of the year	378	-	-	378

Parent Company intangible assets include IPR&D, a technology platform asset and licenses and rights primarily to gain access to targets and technologies identified by third parties as well as subsidiaries.

Refer to Note 3.1 in the consolidated financial statements for additional information regarding intangible assets of the Group. Refer to Note 17 in the parent financial statements for additional information regarding the intangible assets and goodwill acquired through the ProfoundBio acquisition.

Intangible Assets

The increase in the gross carrying value of intangible assets during 2024 was primarily due to the addition of approximately DKK 11,789 million of IPR&D and DKK 1,237 million of a technology platform asset from the ProfoundBio acquisition. The technology platform asset is being amortized over its estimated useful life of 15 years. These intellectual property rights were transferred from ProfoundBio US to Genmab A/S during the fourth quarter of 2024.

Impairment expenses related to licenses and patents were DKK 243 million in 2024 and were not material in 2023. Impairment expenses were recorded in Research and development expenses in the Parent Company Income Statements.

Amortization expense was DKK 36 million and DKK 61 million for 2024 and 2023, respectively, which was recorded in Research and development expenses in the Income Statements of the Parent Company.

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GENMAB 2024 ANNUAL REPORT

6 – Property and Equipment

(DKK million)	Leasehold improvements	Equipment, furniture and fixtures	Assets under construction	Total property and equipment

2024
Cost at January 1	78	82	-	160
Additions for the year	-	2	2	4
Transfers between the classes	-	1	-	1
Disposals for the year	(4)	(9)	(2)	(15)

Cost at December 31	74	76	-	150

Accumulated depreciation and impairment at January 1	(7)	(24)	-	(31)
Depreciation for the year	(4)	(19)	-	(23)
Disposals for the year	4	9	-	13

Accumulated depreciation and impairment at December 31	(7)	(34)	-	(41)

Carrying amount at December 31	67	42	-	109

(DKK million)	Leasehold improvements	Equipment, furniture and fixtures	Assets under construction	Total property and equipment

2023
Cost at January 1	4	24	17	45
Additions for the year	5	10	100	115
Transfers between the classes	69	48	(117)	-
Disposals for the year	-	-	-	-

Cost at December 31	78	82	-	160

Accumulated depreciation and impairment at January 1	(4)	(15)	-	(19)
Depreciation for the year	(3)	(9)	-	(12)
Disposals for the year	-	-	-	-

Accumulated depreciation and impairment at December 31	(7)	(24)	-	(31)

Carrying amount at December 31	71	58	-	129

(DKK million)			2024	2023

Depreciation and impairment included in the income statement as follows:
Research and development expenses			18	6
Selling, general and administrative expenses			5	6

Total			23	12

Refer to Note 3.2 in the consolidated financial statements for additional information regarding property and equipment of the Group.

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GENMAB 2024 ANNUAL REPORT

7 – Leases

The parent company has entered into lease agreements with respect to office and laboratory space.

The leases are non-cancellable over various periods through 2038.

(DKK million)	2024	2023

Right-of-use assets
Balance at January 1	232	9
Additions to right-of-use assets[1]	24	242
Depreciation charge for the year	(17)	(19)

Balance at December 31	239	232

Lease liabilities
Current	16	19
Non-current	235	227

Total at December 31	251	246
(1) Additions to right-of-use assets also includes modifications to existing leases and adjustments to the provisions for contractual restoration obligations related to leases of Genmab offices.

Cash outflow for lease payments	23	24

Variable lease payments, lease interest expense, and low-value assets are immaterial.

Future minimum payments under leases are as follows:

(DKK million)	2024	2023

Payment due
Less than 1 year	27	23
1 to 3 years	53	45
More than 3 years but less than 5 years	54	45
More than 5 years	186	202

Total at December 31	320	315

Refer to Note 3.3 in the consolidated financial statements for additional information regarding leases of the Group.

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GENMAB 2024 ANNUAL REPORT

8 – Other Investments

(DKK million)	2024	2023

Fund Investments	165	87
Privately held equity securities	14	-
Total at December 31	179	87

Refer to Note 3.4 to the consolidated financial statements for additional information on other investments of the Group.

9 – Inventories

(DKK million)	2024	2023

Raw materials	4	14
Work in progress	-	-
Finished goods	6	19
Total inventories (gross) at December 31	10	33

Allowances at year end	-	(2)

Total inventories (net) at December 31	10	31

Refer to Note 3.5 in the consolidated financial statements for additional information regarding inventories of the Group.

10 – Receivables

(DKK million)	2024	2023

Receivables related to collaboration agreements	5,434	4,148
Prepayments	107	121
Receivables from subsidiaries	964	650
Interest receivables	135	149
Other receivables	72	159

Total at December 31	6,712	5,227

Non-current receivables	22	49
Current receivables	6,690	5,178

Total at December 31	6,712	5,227

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GENMAB 2024 ANNUAL REPORT

Refer to Note 3.6 in the consolidated financial statements for additional information regarding receivables of the Group.

11 – Contract Liabilities

(DKK million)	2024	2023

Contract liabilities at January 1	513	513
Customer payment received	-	-
Revenue recognized during the year	(9)	-

Total at December 31	504	513

Non-current contract liabilities	480	480
Current contract liabilities	24	33

Total at December 31	504	513

Refer to Note 3.7 in the consolidated financial statements for additional information regarding contract liabilities of the Group.

12 – Other Payables

(DKK million)	2024	2023

Liabilities related to collaboration agreements	126	47
Staff cost liabilities	91	106
Accounts payable	187	107
Payable to subsidiaries	887	2,525
Other liabilities	1,068	862

Total at December 31	2,359	3,647

Non-current other payables	20	20
Current other payables	2,339	3,627

Total at December 31	2,359	3,647

Refer to Note 3.8 in the consolidated financial statements for additional information regarding other payables of the Group.

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GENMAB 2024 ANNUAL REPORT

13 – Marketable Securities

Refer to Note 4.4 in the consolidated financial statements for additional information on marketable securities of the Group.

14 – Financial Income and Expenses

(DKK million)	2024	2023

Financial income:
Dividend income from subsidiaries	13,026	-
Interest and other financial income	964	962
Interest from subsidiaries	6	1
Gain on marketable securities	364	495
Gain on other investments	121	6
Foreign exchange rate gain	2,923	735

Total financial income	17,404	2,199

Financial expenses:
Impairment of investment in subsidiaries	(10,402)	-
Interest and other financial expenses	(95)	(55)
Interest to subsidiaries	(7)	(10)
Loss on marketable securities	(147)	(175)
Loss on other investments	(7)	(14)
Foreign exchange rate loss	(1,581)	(1,617)

Total financial expenses	(12,239)	(1,871)

Net financial items	5,165	328

During the fourth quarter of 2024, ProfoundBio US (an indirect subsidiary of Genmab A/S) sold its intangible assets to Genmab A/S. Following this transaction, Genmab A/S ultimately received dividend income. The dividend income received of DKK 13.0 billion was recognized as Financial Income in the financial statements of the parent company.

As a result of the above, due to the significant deterioration in the value of Genmab A/S’ indirect investment in ProfoundBio US, Genmab A/S ultimately recorded a DKK 10.4 billion loss on impairment of its investment in subsidiaries. The difference between the dividend income received by Genmab A/S in this transaction and the loss on impairment of investment in subsidiaries relates to goodwill retained at the subsidiary level. The DKK 10.4 billion impairment loss was recognized as Financial Expense in the financial statements of the parent company.

Refer to Note 5.5 in the consolidated financial statements for additional information regarding the acquisition of ProfoundBio and Note 17 in the parent company financial statements for additional information related to investment in subsidiaries.

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GENMAB 2024 ANNUAL REPORT

15 – Remuneration of the Board of Directors and Executive Management

Remuneration of the Board for the parent, excluding employee elected board members not directly employed by the parent, is the same as the Group.

Remuneration of Executive Management not directly employed by the parent company is between 10% and 20% of their total compensation, as defined in their individual service agreement and as reported in Note 5.1 in the consolidated financial statements

Refer to Note 5.1 in the consolidated financial statements for additional information regarding the remuneration of the Board of Directors and Executive Management.

16 – Related Party Disclosures

Genmab A/S’ related parties are the parent company’s subsidiaries, Board, Executive Management, and close members of the family of these persons.

TRANSACTIONS WITH SUBSIDIARIES

Genmab B.V., Genmab Holding B.V., Genmab US, Inc., Genmab K.K., ProfoundBio, Inc., ProfoundBio, US Co., Profound Limited, ProfoundBio co., Ltd., ProfoundBio Shanghai Branch, Co., Ltd., and Bejing Puyifang Biotechnology Co., Ltd. are 100% (directly or indirectly) owned subsidiaries of Genmab A/S and are included in the consolidated financial statements. During 2024, various intercompany transactions and services between the aforementioned companies took place in the field of product sales, research and development, selling, general and administration, finance and management. All intercompany transactions have been eliminated in the consolidated financial statements of the Genmab Group.

(DKK million)	2024	2023

Transactions with subsidiaries:
Income statement:
Net product sales	1,244	136
Reimbursement revenue	1,140	937
Cost of product sales	(28)	(62)
Service fee costs	(5,752)	(5,326)
Milestone costs	(545)	(893)
Impairment investment in subsidiaries	(10,402)	-
Dividend income	13,026	-
Financial income	6	1
Financial expense	(7)	(10)

Balance sheet:
Intangible assets	1,029	291
Current receivables	964	650
Current payables	(887)	(2,525)

Genmab A/S has placed at each subsidiary’s disposal a credit facility (denominated in local currency) that the subsidiary may use to draw from in order to secure the necessary funding of its activities.

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GENMAB 2024 ANNUAL REPORT

Refer to Note 5.2 to the consolidated financial statements for additional information regarding transactions with related parties of the Group.

17 – Investments in Subsidiaries

(DKK million)	2024	2023

Cost at January 1	5,237	4,735
Additions	13,208	502
Cost at December 31	18,445	5,237

Impairment at January 1	(1,929)	(1,929)
Impairment for the year	(10,402)	-

Impairment at December 31	(12,331)	(1,929)

Carrying amount at December 31	6,114	3,308

Additions primarily related to the DKK 12.5 billion capital contribution to Genmab US, for the acquisition of ProfoundBio.

A DKK 10.4 billion impairment loss was recorded related to Genmab A/S’ indirect investment in ProfoundBio US.

Refer to Note 1.1 in the consolidated financial statements for a listing of subsidiaries owned by Genmab A/S, Note 5.5 in the consolidated financial statements of the group for additional information regarding the acquisition of ProfoundBio and Note 14 in the parent company financial statements for further details related to the transfer of ProfoundBio US intangible assets to Genmab A/S.

18 – Commitments and Contingencies

PURCHASE OBLIGATIONS

Genmab A/S has entered into a number of agreements related to research and development activities that contain various obligations. These contractual obligations amounted to approximately DKK 2,867 million as of December 31, 2024 (2023: approximately DKK 3,145 million).

Genmab A/S also has certain contingent commitments under our license and collaboration agreements that may become due in the future. As of December 31, 2024, these contingent commitments amounted to approximately DKK 12,304 million (USD 1,723 million) in potential future development, regulatory and commercial milestone payments to third parties under license and collaboration agreements for our preclinical and clinical stage development programs as compared to approximately DKK 9,991 million (USD 1,481 million) as of December 31, 2023. These milestone payments generally become due and payable only upon the achievement of certain development, clinical, regulatory or commercial milestones. The events triggering such payments or obligations have not yet occurred.

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In addition to the above obligations, Genmab A/S enters into a variety of agreements and financial commitments in the normal course of business. The terms generally allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. It is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement.

Financial Guarantees

As of December 31, 2024 and December 31, 2023, Genmab A/S has financial bank guarantees of DKK 16 million issued as security for lease obligations under certain lease agreements. The likelihood of a claim under the guarantees has been assessed to be remote due to Genmab A/S’s strong financial position and history of fulfilling lease payments. Accordingly, no provision has been recognized related to this matter.

Refer to Note 5.3 in the consolidated financial statements for additional information regarding commitments of the Group and Note 5.7 in the consolidated financial statements for additional information regarding contingencies of the Group.

19 – Fees to Auditors Appointed at the Annual General Meeting

(DKK million)	2024	2023

Audit fees	10.4	6.1
Audit-related fees	2.3	3.4

Total	12.7	9.5

Fees for other services than statutory audit of the financial statements provided by Deloitte Statsautoriseret Revisionspartnerselskab amounted to DKK 2.3 million in 2024 (DKK 3.4 million in 2023 provided by PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab. These services primarily include agreed-upon procedures, other assurance assessments and reports, and accounting advice.

Refer to Note 5.4 in the consolidated financial statements for additional information regarding fees to auditors of the Group.

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Directors’ and Management’s Statement on the Annual Report

The Board of Directors and the Executive Management have today considered and approved the Annual Report of Genmab A/S for the financial year January 1 to December 31, 2024.

The Annual Report has been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU and further disclosure requirements for listed companies in Denmark.

In our opinion, the Consolidated Financial Statements and the Parent Company Financial Statements give a true and fair view of the Group’s and the Parent Company’s financial position at December 31, 2024 as well as of the results of their operations and the Group's cash flows for the financial year January 1 to December 31, 2024.

In our opinion, the Management Review is prepared in accordance with relevant laws and regulations and contains a fair review of the development of the Group's and the Parent Company’s business and financial matters, the results for the year and of the Parent Company’s financial position and the financial position as a whole of the entities included in the Consolidated Financial Statements, together with a description of the principal risks and uncertainties that the Group and the Parent Company face.

The Sustainability Statements are prepared in accordance with the European Sustainability Reporting Standards (ESRS) as required by the Danish Financial Statements Act as well as article 8 in the EU Taxonomy regulation.

In our opinion, the Annual Report of Genmab A/S for the financial year January 1 to December 31, 2024, with the file name Genmab-2024-12-31-0-en.zip is prepared, in all material respects, in compliance with the ESEF Regulation.

We recommend that the Annual Report be adopted at the Annual General Meeting.

Copenhagen, February 12, 2025

EXECUTIVE MANAGEMENT

Jan van de Winkel	Anthony Pagano
(President & CEO)	(Executive Vice President & CFO)

BOARD OF DIRECTORS

Deirdre P. Connelly	Pernille Erenbjerg	Anders Gersel Pedersen
(Chair)	(Deputy Chair)

Rolf Hoffmann	Paolo Paoletti	Elizabeth O’Farrell

Mijke Zachariasse	Takahiro Hamatani	Martin Schultz
(Employee elected)	(Employee elected)	(Employee elected)

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Independent Auditor’s Reports

Report on the consolidated ﬁnancial statements and the parent ﬁnancial statements

To the shareholders of Genmab A/S

Opinion

We have audited the consolidated ﬁnancial statements and the parent ﬁnancial statements of Genmab A/S for the ﬁnancial year January 1, 2024 - December 31, 2024, which comprise balance sheet, statements of cash ﬂow, statement of changes in equity and notes, including material accounting policy information for the Group as well as the Parent, statement of comprehensive income of the Group and income statement of the Parent. The consolidated ﬁnancial statements and the parent ﬁnancial statements are prepared in accordance with IFRS Accounting Standards as endorsed by the EU and additional disclosure requirements for listed entities in Denmark.

In our opinion, the consolidated ﬁnancial statements and the parent ﬁnancial statements give a true and fair view of the Group’s and the Parent’s ﬁnancial position at December 31, 2024, and of the results of its operations and cash ﬂows for the ﬁnancial year January 1, 2024 - December 31, 2024 in accordance with IFRS Accounting Standards as endorsed by the EU and additional disclosure requirements for listed entities in Denmark.

Our opinion is consistent with our Long Form Audit Report issued to the Audit & Finance Committee and the Board of Directors.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) and the additional requirements applicable in Denmark. Our responsibilities under those standards and requirements are further described in the "Auditor’s responsibilities for the audit of the consolidated ﬁnancial statements and the parent ﬁnancial statements" section of this auditor’s report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (IESBA Code) and the additional ethical requirements applicable in Denmark, and we have fulﬁlled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is suﬃcient and appropriate to provide a basis for our opinion.

To the best of our knowledge and belief, we have not provided any prohibited non-audit services as referred to in Article 5(1) of Regulation (EU) No 537/2014.

We were appointed auditors of Genmab A/S for the ﬁrst time on March 13, 2024, for the financial year 2024.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most signiﬁcance in our audit of the consolidated ﬁnancial statements and the parent ﬁnancial statements for the ﬁnancial year January 1, 2024 - December 31, 2024. These matters were addressed in the context of our audit of the consolidated ﬁnancial statements and the parent ﬁnancial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter
Valuation of Acquired IPR&D Assets in the ProfoundBio, Inc. Acquisition	We tested the effectiveness of controls over the valuation of the Acquired IPR&D assets, including the Company’s controls over the significant estimates

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Refer to Notes 3.1 and 5.5 to the financial statements.

The Company completed the acquisition of ProfoundBio, Inc. (“ProfoundBio”) for USD 1.72 billion (DKK 11.8 billion) on May 21, 2024. The Company accounted for the acquisition as a business combination and, accordingly, has performed procedures to identify all assets and liabilities and allocated the purchase price to the assets acquired and liabilities assumed based on their respective estimated fair values as of the date of acquisition.

Intangible assets acquired primarily included the in-process research and development intangible assets (“Acquired IPR&D assets”). The Company estimated the fair value of the Acquired IPR&D assets using an income approach. The fair value determination of the Acquired IPR&D assets required the Company to make significant estimates and assumptions related to the forecasted future cash flows, such as probabilities of technical and regulatory success, and the determination of the discount rates.

We identified the valuation of Acquired IPR&D assets for the ProfoundBio acquisition as a key audit matter because of the high level of complexity and management judgement involved in determining the above outlined significant estimates and assumptions used by the Company to determine the fair value of these assets. This required a high degree of auditor judgement and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions.

and assumptions related to the forecasted future cash flows, such as probabilities of technical and regulatory success, and the determination of the discount rates.

We assessed the reasonableness of the Company’s probabilities of technical and regulatory success used in determination of the fair value of the Acquired IPR&D assets by comparing to internal and external market studies and certain peer companies/products in the industry.

We assessed the reasonableness of the Company’s forecasts of future cash flows used in determination of the fair value of the Acquired IPR&D assets by comparing the forecasts to historical results of operations, certain peer companies within comparable industries, and internal and external market studies.

With the assistance of our valuation specialists, we evaluated the reasonableness of the discount rates by testing the source information and inputs underlying the determination of the discount rates, including in relation to publicly available information for comparable companies and testing the mathematical accuracy of the calculation.

Revenue recognition of royalty revenue

Refer to Note 2.1 to the ﬁnancial statements.

The Company recognized royalty revenue, where revenue is recognized based on net sales by collaboration partners. The Company uses net sales provided by its collaboration partners as an input to their calculation of the amount of royalty revenue to recognize in each period. The preliminary net sales data provided by the collaboration partner may

We tested the effectiveness of controls relating to the evaluation for reasonableness of the estimated net sales used in the determination of royalty revenue recognition.

We tested the overall reasonableness of the estimated net sales reported by the collaboration partners by assessing the historical accuracy of the estimates.

We obtained external confirmations from selected collaboration partners on the estimated and actual net sales amounts reported.

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change once final net sales data is available.

We identified the revenue recognition of royalty contracts as a key audit matter because of the significant estimation uncertainty related to the net sales data provided by collaboration partners. Specifically, the collaboration partner’s estimate of net sales could change based on the final net sales impacting the royalty revenue recognized in each period. This required a high degree of auditor judgement and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimates of the net sales.

Statement on Management’s Review

Management is responsible for the Management Review.

Our opinion on the consolidated ﬁnancial statements and the parent ﬁnancial statements does not cover the Management Review, and we do not as part of the audit express any form of assurance conclusion thereon.

In connection with our audit of the consolidated ﬁnancial statements and the parent ﬁnancial statements, our responsibility is to read the Management Review and, in doing so, consider whether the Management Review is materially inconsistent with the consolidated ﬁnancial statements and the parent ﬁnancial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

Moreover, it is our responsibility to consider whether the Management Review provides the information required by the Danish Financial Statements Act. This does not include the requirements in paragraph 99a related to the Sustainability Statement covered by the separate auditor’s limited assurance report hereon.

Based on the work we have performed, in our view, the Management Review is in accordance with the consolidated ﬁnancial statements and the parent ﬁnancial statements and has been prepared in accordance with the requirements of the Danish Financial Statements Act except for the requirements in paragraph 99a related to the Sustainability Statement, see above. We did not identify any material misstatement of the Management Review.

Management's responsibilities for the consolidated ﬁnancial statements and the parent ﬁnancial statements

Management is responsible for the preparation of consolidated ﬁnancial statements and parent ﬁnancial statements that give a true and fair view in accordance with IFRS Accounting Standards as endorsed by the EU and additional requirements of the Danish Financial Statements Act, and for such internal control as Management determines is necessary to enable the preparation of consolidated ﬁnancial statements and parent ﬁnancial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated ﬁnancial statements and the parent ﬁnancial statements, Management is responsible for assessing the Group’s and the Parent’s ability to continue as a going concern, for disclosing, as applicable, matters related to going concern, and for using the going concern basis of accounting in preparing the consolidated ﬁnancial statements and the parent ﬁnancial statements unless Management either intends to liquidate the Group or the Entity or to cease operations, or has no realistic alternative but to do so.

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Auditor's responsibilities for the audit of the consolidated ﬁnancial statements and the parent ﬁnancial statements

Our objectives are to obtain reasonable assurance about whether the consolidated ﬁnancial statements and the parent ﬁnancial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to inﬂuence the economic decisions of users taken on the basis of these consolidated ﬁnancial statements and these parent ﬁnancial statements.

As part of an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated ﬁnancial statements and the parent ﬁnancial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is suﬃcient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the eﬀectiveness of the Group’s and the Parent’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

●	Conclude on the appropriateness of Management’s use of the going concern basis of accounting in preparing the consolidated ﬁnancial statements and the parent ﬁnancial statements, and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast signiﬁcant doubt on the Group's and the Parent’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated ﬁnancial statements and the parent ﬁnancial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and the Entity to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated ﬁnancial statements and the parent ﬁnancial statements, including the disclosures in the notes, and whether the consolidated ﬁnancial statements and the parent ﬁnancial statements represent the underlying transactions and events in a manner that gives a true and fair view.

●	Plan and perform the group audit to obtain suﬃcient and appropriate audit evidence regarding the ﬁnancial information of the entities or business units within the group as a basis for forming an opinion on the consolidated ﬁnancial statements and the parent ﬁnancial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and signiﬁcant audit ﬁndings, including any signiﬁcant deﬁciencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may

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reasonably be thought to bear on our independence, and, where applicable, safeguards put in place and measures taken to eliminate threats.

From the matters communicated with those charged with governance, we determine those matters that were of most signiﬁcance in the audit of the consolidated ﬁnancial statements and the parent ﬁnancial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest beneﬁts of such communication.

Report on compliance with the ESEF Regulation

As part of our audit of the consolidated ﬁnancial statements and the parent ﬁnancial statements of Genmab A/S we performed procedures to express an opinion on whether the annual report for the ﬁnancial year January 1, 2024 - December 31, 2024, with the ﬁle name Genmab-2024-12-31-0-en.zip, is prepared, in all material respects, in compliance with the Commission Delegated Regulation (EU) 2019/815 on the European Single Electronic Format (ESEF Regulation), which includes requirements related to the preparation of the annual report in XHTML format and iXBRL tagging of the consolidated ﬁnancial statements including notes.

Management is responsible for preparing an annual report that complies with the ESEF Regulation. This responsibility includes:

●	The preparing of the annual report in XHTML format;

●	The selection and application of appropriate iXBRL tags, including extensions to the ESEF taxonomy and the anchoring thereof to elements in the taxonomy, for ﬁnancial information required to be tagged using judgement where necessary;

●	Ensuring consistency between iXBRL tagged data and the consolidated ﬁnancial statements presented in human readable format; and

●	For such internal control as Management determines necessary to enable the preparation of an annual report that is compliant with the ESEF Regulation.

Our responsibility is to obtain reasonable assurance on whether the annual report is prepared, in all material respects, in compliance with the ESEF Regulation based on the evidence we have obtained, and to issue a report that includes our opinion. The nature, timing and extent of procedures selected depend on the auditor’s judgement, including the assessment of the risks of material departures from the requirements set out in the ESEF Regulation, whether due to fraud or error. The procedures include:

●	Testing whether the annual report is prepared in XHTML format;

●	Obtaining an understanding of the company’s iXBRL tagging process and of internal control over the tagging process;

●	Evaluating the completeness of the iXBRL tagging of the consolidated ﬁnancial statements including notes;

●	Evaluating the appropriateness of the company’s use of iXBRL elements selected from the ESEF taxonomy and the creation of extension elements where no suitable element in the ESEF taxonomy has been identiﬁed;

●	Evaluating the use of anchoring of extension elements to elements in the ESEF taxonomy; and

●	Reconciling the iXBRL tagged data with the audited consolidated and parent ﬁnancial statements.

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In our opinion, the annual report of Genmab A/S for the ﬁnancial year January 1, 2024 - December 31, 2024, with the ﬁle name Genmab-2024-12-31-0-en.zip, is prepared, in all material respects, in compliance with the ESEF Regulation.

Copenhagen, February 12, 2025

Deloitte

Statsautoriseret Revisionspartnerselskab

CVR no 33 96 35 56

Sumit Sudan	Niels Skannerup Vendelbo
State Authorised Public Accountant	State Authorised Public Accountant
mne33716	mne34532

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Independent auditor’s limited assurance report on Sustainability Statements

To the stakeholders of Genmab A/S

Limited assurance conclusion

We have conducted a limited assurance engagement on the Sustainability Statements of Genmab A/S (the “Group”) included in the Management’s Review (the “Sustainability Statements”), for the financial year January 1 – December 31, 2024.

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that the Sustainability Statements is not prepared, in all material respects, in accordance with the Danish Financial Statements Act section 99a, including:

●	compliance with the European Sustainability Reporting Standards (ESRS), including that the process carried out by the management to identify the information reported in the Sustainability Statements (the “Process”) is in accordance with the description set out in 1.4 Impact, risk, and opportunity management; and
●	compliance of the disclosures in subsection 2.4 EU Taxonomy within the environmental section of the Sustainability Statements with Article 8 of EU Regulation 2020/852 (the “Taxonomy Regulation”).

Basis for conclusion

We conducted our limited assurance engagement in accordance with ISAE 3000 (Revised), Assurance engagements other than audits or reviews of historical financial information, and additional requirements applicable in Denmark.

The procedures in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Our responsibilities under this standard are further described in the “Auditor’s responsibilities for the assurance engagement” section of our report.

Our independence and quality management

We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (IESBA Code) and the additional ethical requirements applicable in Denmark. We have also fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code.

Deloitte Statsautoriseret Revisionspartnerselskab applies International Standard on Quality Management 1, ISQM1, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Other matter

The comparative information included in the Sustainability Statements of the Group was not subject to an assurance engagement. Our conclusion is not modified in respect of this matter.

Inherent limitations in preparing the Sustainability Statements

In reporting forward-looking information in accordance with ESRS, management is required to prepare the forward-looking information on the basis of disclosed assumptions about events that may occur in the future and possible future actions by the Group. Actual outcomes are likely to be different since anticipated events frequently do not occur as expected.

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Management’s responsibilities for the Sustainability Statements

Management is responsible for designing and implementing a process to identify the information reported in the Sustainability Statements in accordance with the ESRS and for disclosing this Process in 1.4 Impact, risk, and opportunity management of the Sustainability Statements. This responsibility includes:

●	understanding the context in which the Group’s activities and business relationships take place and developing an understanding of its affected stakeholders;
●	the identification of the actual and potential impacts (both negative and positive) related to sustainability matters, as well as risks and opportunities that affect, or could reasonably be expected to affect, the Group’s financial position, financial performance, cash flows, access to finance or cost of capital over the short-, medium-, or long-term;
●	the assessment of the materiality of the identified impacts, risks and opportunities related to sustainability matters by selecting and applying appropriate thresholds; and
●	making assumptions that are reasonable in the circumstances.

Management is further responsible for the preparation of the Sustainability Statements, in accordance with the Danish Financial Statements Act section 99a, including:

●	compliance with the ESRS;
●	preparing the disclosures in subsection 2.4 EU Taxonomy within the environmental section of the Sustainability Statements, in compliance with Article 8 of the Taxonomy Regulation;
●	designing, implementing and maintaining such internal control that management determines is necessary to enable the preparation of the Sustainability Statements that is free from material misstatement, whether due to fraud or error; and
●	the selection and application of appropriate sustainability reporting methods and making assumptions and estimates that are reasonable in the circumstances.

Auditor’s responsibilities for the assurance engagement

Our objectives are to plan and perform the assurance engagement to obtain limited assurance about whether the Sustainability Statements is free from material misstatement, whether due to fraud or error, and to issue a limited assurance report that includes our conclusion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence decisions of users taken on the basis of the Sustainability Statements as a whole.

As part of a limited assurance engagement in accordance with ISAE 3000 (Revised) we exercise professional judgement and maintain professional scepticism throughout the engagement.

Our responsibilities in respect of the Process include:

●	Obtaining an understanding of the Process but not for the purpose of providing a conclusion on the effectiveness of the Process, including the outcome of the Process;
●	Considering whether the information identified addresses the applicable disclosure requirements of the ESRS, and
●	Designing and performing procedures to evaluate whether the Process is consistent with the Group’s description of its Process, as disclosed in 1.4 Impact, risk, and opportunity management.

Our other responsibilities in respect of the Sustainability Statements include:

●	Identifying disclosures where material misstatements are likely to arise, whether due to fraud or error; and
●	Designing and performing procedures responsive to disclosures in the Sustainability Statements where material misstatements are likely to arise. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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Summary of the work performed

A limited assurance engagement involves performing procedures to obtain evidence about the Sustainability Statements.

The nature, timing and extent of procedures selected depend on professional judgement, including the identification of disclosures where material misstatements are likely to arise, whether due to fraud or error, in the Sustainability Statements.

In conducting our limited assurance engagement, with respect to the Process, we:

●	Obtained an understanding of the Process by performing inquiries to understand the sources of the information used by management; and reviewing the Group’s internal documentation of its Process; and
●	Evaluated whether the evidence obtained from our procedures about the Process implemented by the Group’s was consistent with the description of the Process set out in 1.4 Impact, risk, and opportunity management.

In conducting our limited assurance engagement, with respect to the Sustainability Statements, we:

●	Obtained an understanding of the Group’s reporting processes relevant to the preparation of its Sustainability Statements including the consolidation processes by obtaining an understanding of the Group’s control environment, processes and information systems relevant to the preparation of the Sustainability Statements but not evaluating the design of particular control activities, obtaining evidence about their implementation or testing their operating effectiveness;
●	Evaluated whether material information identified by the Process is included in the Sustainability Statements;
●	Evaluated whether the structure and the presentation of the Sustainability Statements are in accordance with the ESRS;
●	Performed inquiries of relevant personnel and analytical procedures on selected information in the Sustainability Statements;
●	Performed substantive assurance procedures on selected information in the Sustainability Statements;
●	Evaluated methods, assumptions and data for developing material estimates and forward-looking information and how these methods were applied;
●	Obtained an understanding of the process to identify taxonomy-eligible and taxonomy-aligned economic activities and the corresponding disclosures in the Sustainability Statements.

Copenhagen, February 12, 2025

Deloitte

Statsautoriseret Revisionspartnerselskab

CVR no 33 96 35 56

Sumit Sudan	Niels Skannerup Vendelbo
State Authorised Public Accountant	State Authorised Public Accountant
mne33716	mne34532

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Other Information

Forward Looking Statement

This Annual Report contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Additional factors that could cause our actual results or performance to differ materially could also include and are not limited to the risk and uncertainties related to regulatory action, reimbursement, market adoption by physicians or lack of market acceptance of our products, the risk that the Company or our collaborators may be delayed or unsuccessful in planned clinical trial initiations, enrollment and planned regulatory submissions and approvals in the U.S. and other countries. For a further discussion of these risks, please refer to the section “Risk Management” in this Annual Report and the risk factors included in Genmab’s 2024 Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC). Genmab does not undertake any obligation to update or revise forward looking statements in this Annual Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®, HexElect®; KYSO® and MyNavCare™. ProfoundBio™ and Rina-S™ are trademarks of ProfoundBio, US Co. and ProfoundBio (Suzhou) Co., Ltd. Tivdak® and CeMe™ are trademarks of Seagen Inc.; Arzerra® is a trademark of Novartis Pharma AG. Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates; DARZALEX®, DARZALEX FASPRO®, RYBREVANT®, TECVAYLI® and TALVEY® are trademarks of Johnson & Johnson; EPCORE®, EPKINLY®, TEPKINLY® and their designs are trademarks of AbbVie Biotechnology Ltd.; TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC. ©2025, Genmab A/S. All rights reserved.

Photograph credits:
Andrei Jackamets
Stijn Doors

Tuala Hjarnø

Rob Walbers
3FX, Inc.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 03
Carl Jacobsens Vej 30		Page 251/252
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884

GENMAB 2024 ANNUAL REPORT

About Genmab A/S

Genmab is an international biotechnology company with a core purpose of guiding its unstoppable team to strive toward improving the lives of patients with innovative and differentiated antibody therapeutics. For more than 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, antibody-drug conjugates, next-generation immune checkpoint modulators and effector function-enhanced antibodies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO) antibody medicines®.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe, and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Addresses

GENMAB A/S

Carl Jacobsens Vej 30

2500 Valby

Denmark

T. +45 70 20 27 28

GENMAB US, INC.

777 Scudders Mill Road

Plainsboro, NJ 08536

USA
T. +1 609 430 2481

GENMAB QC LAB

Baltorpvej 154

2750 Ballerup

Denmark

T. +45 70 20 27 28

GENMAB B.V. & GENMAB HOLDING B.V.

Uppsalalaan 15

3584 CT Utrecht

The Netherlands

T. +31 30 2 123 123

GENMAB K.K.

35F Midtown Tower

9-7-1 Akasaka, Minato-ku

Tokyo 107-6235
Japan

T. +81 3 5403 6330

PROFOUNDBIO CO. LTD. *

Suite 101 & 102

Building 1

Phase 3A of BioBAY

No. 1 Xinze Road

Suzhou

Industrial Park

Suzhou, China 215021

T. +86 512 6799 1868

*ProfoundBio was acquired by Genmab in May 2024

www.genmab.com

LEI Code 529900MTJPDPE4MHJ122

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 03
Carl Jacobsens Vej 30		Page 252/252
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884